UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date: July 30, 2013

Commission File Number: 1-15060

UBS AG

(Registrant’s Name)

Bahnhofstrasse 45, Zurich, Switzerland, and

Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

This Form 6-K consists of the Second Quarter 2013 Report of UBS AG, which appears immediately following this page.

Second Quarter 2013 Report

Our financial results for

the second quarter of 2013.

Second Quarter 2013 Report

Dear shareholders,

For the second quarter of 2013, we reported a net profit attributable to UBS shareholders of CHF 690 million and diluted earnings per share of CHF 0.18. We delivered a strong performance in an environment that continued to be challenging. We recorded pre-tax charges for the quarter totaling approximately CHF 865 million for all litigation matters and certain other significant provisions and an impairment charge related to certain disputed receivables. Despite this, we reported a profit before tax for the quarter of over CHF 1 billion. Our underlying result illustrates the strength of our business model, the intensity of our client focus and the commitment of our people. This clearly indicates that we are successfully executing on our strategy to ensure our firm’s future success.

Not unexpectedly, and as we indicated in our previous outlook statement, financial markets and the macroeconomic environment generally remained unsettled. Volatility heightened towards the end of the quarter as markets reacted negatively to indications that the US Federal Reserve may begin tapering its asset-purchasing program, as well as to mounting concerns about China’s growth prospects, ongoing eurozone issues and increasing geopolitical tensions. These factors, together with the prospect of rising interest rates, interrupted the market rally which began at the outset of the year. Client activity levels in the quarter were down overall compared with the strong first quarter, and client risk appetite remained subdued.

Despite these challenges, we continued to deliver against our targets and returned an adjusted1 Group profit before tax of CHF 1,022 million. Following the strong first quarter, adjusted1 revenues for the Group reflected lower net interest and trading income that was partly offset by an increase in net fee and commission income. Adjusted1 operating expenses increased due to higher litigation and regulatory expenses as well as a charge of over CHF 100 million related to UBS’s pre-agreed share of the wider industry guarantee payment in relation to the Swiss-UK tax agreement. Other notable factors affecting the second quarter result were lower variable compensation accruals and a tax expense of CHF 125 million. Net profit attributable to preferred noteholders was CHF 204 million compared with zero in the first quarter.

We continued to improve our industry-leading capital ratios significantly through continued risk-weighted asset (RWA) reductions, and made good progress with balance sheet deleveraging. Halfway through the year, we surpassed our year-end Basel III RWA target, having reduced our fully applied Basel III RWA by CHF 20 billion to CHF 239 billion. Our BIS Basel III fully applied common equity tier 1 (CET1) ratio rose to 11.2%, an improvement of 1.1 percentage points on the prior quarter. On a phase-in basis, our BIS Basel III CET1 ratio was 16.2%, an improvement of 0.9 percentage points on the prior quarter. We achieved balance sheet reductions of CHF 85 billion, reflecting the significant progress we have made, especially in the Non-core and Legacy Portfolio. Our phase-in Swiss SRB leverage ratio increased to 3.9%, and we are comfortably above our regulator’s requirements for leverage, liquidity and funding ratios. We expect to exercise the option to acquire the SNB Stab-Fund’s equity in the fourth quarter of this year. We estimate that this transaction will boost our industry-leading fully applied BIS Basel III CET1 ratio by 70 to 90 basis points in the fourth quarter.

UBS is regulated from a capital standpoint primarily under the Basel III and Swiss SRB rules as applied to systemically relevant banks in Switzerland. Our regulator FINMA, along with the Basel Committee in consultation with the broadest group of banks, has been at the forefront of developing ambitious and demanding capital requirements aimed at addressing issues arising from the financial crisis, as well as ensuring improved resolution and recovery. Complying with all these requirements along the established timelines ensures a coherent, consistent and balanced approach to managing a global bank. This was an important factor in the development of our current strategy. We have fully implemented

1  Unless otherwise indicated, “adjusted” figures exclude each of the following items, to the extent applicable, on a Group and business division level: own credit gain on financial liabilities designated at fair value for the Group of CHF 138 million in 2Q13 (CHF 181 million loss in 1Q13), net restructuring charges of CHF 140 million for the Group in 2Q13 (net charges of CHF 246 million in 1Q13), a gain of CHF 34 million on the disposal of Global Asset Management’s Canadian domestic business in 1Q13, a gain on the sale of the remaining proprietary trading business in the Investment Bank of CHF 55 million and an associated foreign currency translation loss of CHF 24 million in Corporate Center – Core Functions in 1Q13, and a net loss of CHF 92 million for the Group incurred on the buyback of debt in a public tender offer in 1Q13.    2  The Scorpio Partnership Private Banking Benchmark 2013 – banks with assets under management of over USD 1 trillion.

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Second Quarter 2013 Report

Basel III measures and we comply with and, in many cases, exceed the requirements of all currently applicable regulations. This gives us a distinct perspective on recent developments in the regulatory space.

While we welcome the abovementioned developments, the impact of further regulatory measures should be considered carefully. We are therefore taking the opportunity to add our views to the debate and comment on the refinement proposed by the Basel Committee in relation to the leverage ratio. We believe it is important that regulators ensure the quality of both the numerator, or capital base, and the denominator, or total exposure. High-quality common equity and loss-absorbing capital are a critical part of the equation. The size of balance sheet matters, but quality must not be overlooked. The last financial crisis underlined the importance of liquidity to the industry. It would therefore be counterproductive to penalize banks for maintaining liquidity buffers designed to make them safer.

Looking at the performance of our businesses in more detail, Wealth Management delivered a strong performance and attracted robust net new money. Adjusted for restructuring charges and the abovementioned charge related to the Swiss-UK tax agreement, profit before tax was CHF 711 million and represented the business’s highest quarterly profit for four years. Stronger revenues reflected higher recurring fees on higher average invested assets, as well as the success of the business’s pricing initiatives and solid mandate sales. The business’s gross margin was one basis point lower at 90 basis points, as average invested assets increased faster than revenue. At over CHF 10 billion, net new money was strong and driven primarily by inflows from ultra high net worth clients across all regions. Costs increased mainly as a result of the aforementioned charge. The adjusted1 cost/income ratio of 69.0% and the net new money growth rate of 4.6% both remained within target ranges.

Wealth Management Americas continued to perform strongly, with the business reporting a new record profit before tax of USD

258 million. Revenues increased mainly as a result of higher managed account fees on higher average invested assets, partly offset by lower realized gains on sales of financial investments held in the available-for-sale portfolio. The business continued to make progress with its lending initiatives, with increases in both average mortgage balances and average securities-backed lending balances. Net new money for the quarter was USD 2.8 billion, partly reflecting withdrawals as a result of the US tax payment season and compared with a strong first quarter. As a result, net new money growth was outside the target range. The business maintained both its adjusted1 cost/income ratio and its gross margin within target ranges.

We are pleased to report that our wealth management businesses won significant external recognition during the second quarter. UBS reclaimed the top spot in the Scorpio annual private banking benchmark for 2012, with the report confirming that we are both the largest and fastest-growing large-scale wealth manager in the world2. We were also named “Best Global Wealth Manager” by Euromoney for the second consecutive year.

Adjusted1 profit before tax in our Retail & Corporate business increased to CHF 390 million, reflecting disciplined revenue growth and continued cost control. The success of pricing initiatives, higher treasury-related revenues and a small increase in average loan volumes benefited the business’s net interest margin, which remained well within its target range. The business’s adjusted1 cost/income ratio was within its target range, reflecting higher income and an almost stable cost base. The second quarter’s net new business volume was mixed, with continued growth in loans and retail deposits offset by a small number of outflows from corporate clients. The business’s net new business volume growth over the last two years has outpaced GDP in Switzerland, and we are confident that this trend will continue over the longer term. As an acknowledgment of the strong performance of our Retail & Corporate business in our home market, UBS was named “Best Bank in Switzerland” by Euromoney for the second consecutive year.

2

Axel A. Weber Chairman of the Board of Directors    Sergio P. Ermotti Group Chief Executive Officer

3

Second Quarter 2013 Report

Global Asset Management’s adjusted1 profit before tax was stable at CHF 152 million. The business recorded higher adjusted1 net management fees on higher average invested assets which were mostly offset by lower performance fees, predominantly in alternative and quantitative investments in a challenging quarter. Excluding money market flows, which continued to be volatile, net inflows from third-party clients stood at CHF 1.6 billion. Despite remaining outside its net new money target range, the business’s gross margin and adjusted1 cost/income ratio were within target ranges.

The Investment Bank remained highly focused on using its resources efficiently. It delivered a strong performance in volatile markets with an adjusted1 profit before tax of CHF 806 million, generating a substantial adjusted1 return on attributed equity for the quarter of 38%. The business continued to operate within the limits set for RWA and its funded balance sheet. Our equities business delivered its best second-quarter performance in three years, with revenues up in both cash and prime services. Performance in FX, rates and credit was impacted by increased volatility and lower liquidity. Advisory revenues increased significantly across all regions reflecting a large number of private transactions despite a decline in the fee pool for public transactions. However, this was more than offset by lower equity capital market revenues. The business’s adjusted1 cost/income ratio was slightly below its 65–85% target range. The Thomson Reuters Extel Survey 2013 ranked the business as the number one Pan-European Equity House and number one for Equity Trading and Execution for the tenth and fourth consecutive years, respectively.

Corporate Center – Core Functions reported an adjusted1 loss before tax of CHF 275 million compared with a loss before tax of CHF 398 million in the prior quarter, mainly due to lower operating expenses. Non-core and Legacy Portfolio reported an adjusted1 loss before tax of CHF 909 million, mainly due to higher charges for provisions for litigation, regulatory and similar matters, an impairment charge related to certain disputed receivables, lower revenues in rates and credit portfolios within Non-core, and a lower gain from the revaluation of our option to acquire the SNB StabFund’s equity. We continued to make good progress in reducing balance sheet assets, which declined by CHF 82 billion. Fully applied BIS Basel III RWA decreased by CHF 17 billion to CHF 78 billion.

In May, our shareholders approved all agenda items as proposed by the Board of Directors at the UBS Annual General Meeting of Shareholders. Reto Francioni was elected to the Board and, as previously stated, we believe he will strengthen the Board further, bringing his unique experience and insights to bear for the benefit of the firm. Wolfgang Mayrhuber decided not to stand for reelection to the Board after accepting the post of Chairman of Deutsche Lufthansa AG. We would like to reiterate our thanks to him for his dedication and commitment to UBS over many years and we wish him well in his new role. We would also like to take this opportunity to thank our shareholders for their continued loyalty and support.

We marked the 20th anniversary of UBS’s association with Art Basel by announcing a new global partnership, underlining our

4

shared commitment to support and promote contemporary art. UBS already supports Art Basel across its shows in Basel and Miami Beach and, starting next year, we will also provide support in Hong Kong as lead partner. This multi-year agreement complements our aim of creating a global platform from which to develop and promote the visual arts for the benefit of our clients and the public.

We continue to be mindful of our obligations to the communities in which we operate and our aim of being a responsible corporate citizen. In June, the UBS Optimus Foundation announced a new partnership with the Children’s Investment Fund Foundation, the governments of Canada and the United Kingdom and with private donors in a major new global initiative to put nutrition at the center of the global development agenda. The Foundation plans to raise CHF 65 million to help improve children’s nutrition and prevent death from malnutrition. It will commit CHF 15 million to nutrition-related projects in developing countries, and will also match donations made by UBS clients to the new and innovative Nutrition for Growth facility.

Outlook – At the end of the second quarter, the market reaction to the eventual end of quantitative easing in the US served as a reminder that looser monetary policy across the globe has not resolved the underlying challenges related to structural fiscal and economic issues. For the first half of 2013, our revenue growth and business flows evidence the fact that we continued to manage our businesses effectively in challenging market conditions. However, for the third quarter of 2013, client confidence and activity levels could be impacted further by the continued absence of sustained and credible improvements to unresolved European sovereign debt and banking system issues and US fiscal issues, and by the mixed outlook for global growth. This would make improvements in prevailing market conditions unlikely and, together with the seasonal decline in activity levels traditionally associated with the summer holiday season, would consequently generate headwinds for revenue growth, net interest margins and net new money. Nevertheless, we remain confident that our wealth management businesses will continue to attract net new money, reflecting new and existing clients’ steadfast trust in the firm, and that the actions we have taken will ensure the firm’s long-term success and will deliver sustainable returns for our shareholders going forward.

Yours sincerely,

Axel A. Weber	Sergio P. Ermotti
Chairman of the	Group Chief Executive Officer
Board of Directors

5

Second Quarter 2013 Report

UBS key figures

	For the quarter ended			Year-to-date
CHF million, except where indicated	30.6.13	31.3.13	30.6.12	30.6.13	30.6.12

Group results
Operating income	7,389	7,775	6,402	15,164	12,925
Operating expenses	6,369	6,327	5,400	12,697	10,356
Operating profit/(loss) before tax	1,020	1,447	1,002	2,467	2,569
Net profit/(loss) attributable to UBS shareholders	690	988	524	1,678	1,558
Diluted earnings per share (CHF)[1]	0.18	0.26	0.14	0.44	0.41

Key performance indicators[2], balance sheet and capital management, and additional information
Performance
Return on equity (RoE) (%)	7.2	8.5	6.3	7.2	6.3
Return on tangible equity (%)[3]	8.5	10.1	8.1	8.5	8.1
Return on risk-weighted assets, gross (%)[4]	11.8	11.9	11.7	11.8	11.7
Return on assets, gross (%)	2.5	2.5	1.9	2.5	1.9
Growth
Net profit growth (%)[5]	(30.2)	N/A	(49.4)	7.7	(44.5)
Net new money growth (%)[6]	1.8	3.7	1.8	2.8	1.2
Efficiency
Cost/income ratio (%)	86.2	81.2	84.3	83.6	80.3

	As of			As of
CHF million, except where indicated	30.6.13	31.3.13	31.12.12	30.6.13	30.6.12
Capital strength
BIS Basel III common equity tier 1 capital ratio (%, phase-in)[7]	16.2	15.3	15.3	16.2
BIS Basel III common equity tier 1 capital ratio (%, fully applied)[7]	11.2	10.1	9.8	11.2
Swiss SRB leverage ratio (%)[7,8]	3.9	3.8	3.6	3.9
Balance sheet and capital management
Total assets	1,129,071	1,213,844	1,259,797	1,129,071	1,410,233
Equity attributable to UBS shareholders	47,073	47,239	45,949	47,073	50,503
Total book value per share (CHF)	12.49	12.57	12.26	12.49	13.47
Tangible book value per share (CHF)	10.73	10.79	10.54	10.73	10.87
BIS Basel III common equity tier 1 capital (phase-in)[7]	39,398	40,235	40,032	39,398
BIS Basel III common equity tier 1 capital (fully applied)[7]	26,817	26,176	25,182	26,817
BIS Basel III risk-weighted assets (phase-in)[7]	242,626	262,454	261,800	242,626
BIS Basel III risk-weighted assets (fully applied)[7]	239,182	258,701	258,113	239,182
BIS Basel III total capital ratio (%, phase-in)[7]	20.5	18.9	18.9	20.5
BIS Basel III total capital ratio (%, fully applied)[7]	13.5	11.8	11.4	13.5

Additional information
Invested assets (CHF billion)[9]	2,348	2,373	2,230	2,348	2,163
Personnel (full-time equivalents)	60,754	61,782	62,628	60,754	63,520
Market capitalization[10]	61,737	55,827	54,729	61,737	42,536

1  Refer to “Note 8 Earnings per share (EPS) and shares outstanding” in the “Financial information” section of this report for more information.    2  For the definitions of our key performance indicators, refer to the “Measurement of performance” section of our Annual Report 2012.    3  Net profit attributable to UBS shareholders before amortization and impairment of goodwill and intangible assets/average equity attributable to UBS shareholders less average goodwill and intangible assets.    4  Based on BIS Basel III risk-weighted assets (phase-in) for 2013. Based on Basel 2.5 for 2012.    5  Not meaningful and not included if either the reporting period or the comparison period is a loss period.    6  Group net new money includes net new money for Retail & Corporate and excludes interest and dividend income.    7  Numbers for 31 December 2012 are on a pro-forma basis. Refer to the “Capital management” section of this report for more information.    8  SRB: systemically relevant banks.    9  Group invested assets includes invested assets for Retail & Corporate.    10  Refer to the appendix “UBS shares” of this report for more information.

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Corporate calendar

Publication of the third quarter 2013 report

Tuesday, 29 October 2013

Publication of the fourth quarter 2013 report

Tuesday, 4 February 2014

Publication of the first quarter 2014 report

Tuesday, 6 May 2014

Annual General Meeting

Wednesday, 7 May 2014

Contacts

Switchboards

For all general queries.

Zurich +41-44-234 1111

London +44-20-7568 0000

New York +1-212-821 3000

Hong Kong +852-2971 8888

www.ubs.com/contact

Investor Relations

UBS’s Investor Relations team supports institutional, professional and retail investors from our offices in Zurich and New York.

UBS AG, Investor Relations

P.O. Box, CH-8098 Zurich, Switzerland

sh-investorrelations@ubs.com

www.ubs.com/investors

Hotline +41-44-234 4100

New York +1-212-882 5734

Fax (Zurich) +41-44-234 3415

Media Relations

UBS’s Media Relations team supports global media and journalists from offices in Zurich, London, New York and Hong Kong.

www.ubs.com/media

Zurich +41-44-234 8500

mediarelations@ubs.com

London +44-20-7567 4714

ubs-media-relations@ubs.com

New York +1-212-882 5857

mediarelations-ny@ubs.com

Hong Kong +852-2971 8200

sh-mediarelations-ap@ubs.com

Office of the Company Secretary

The Company Secretary receives queries on compensation and related issues addressed to members of the Board of Directors.

UBS AG, Office of the Company Secretary

P.O. Box, CH-8098 Zurich, Switzerland

sh-company-secretary@ubs.com

Hotline +41-44-235 6652

Fax +41-44-235 8820

Shareholder Services

UBS’s Shareholder Services team, a unit of the Company Secretary office, is responsible for the registration of the global registered shares.

UBS AG, Shareholder Services

P.O. Box, CH-8098 Zurich, Switzerland

sh-shareholder-services@ubs.com

Hotline +41-44-235 6652

Fax +41-44-235 8820

US Transfer Agent

For all global registered share-related

queries in the US.

Computershare

480 Washington Boulevard

Jersey City, NJ 07310-1900, USA

sh-relations@melloninvestor.com

www.bnymellon.com/shareowner/

equityaccess

Calls from the US +1 866-541 9689

Calls from outside

the US +1-201-680 6578

Fax +1-201-680 4675

Imprint

Publisher: UBS AG, Zurich and Basel, Switzerland | www.ubs.com

Language: English | SAP-No. 80834E-1303

© UBS 2013. The key symbol and UBS are among the registered and unregistered trademarks of UBS. All rights reserved.

Printed in Switzerland on chlorine-free paper with mineral oil-reduced inks. Paper production from socially responsible and ecologically sound forestry practices.

1.	UBS Group
10	Regulatory and legal developments and financial reporting changes
12	UBS Group
2.	UBS business divisions and Corporate Center
22	Wealth Management
26	Wealth Management Americas
30	Investment Bank
34	Global Asset Management
39	Retail & Corporate
42	Corporate Center
3.	Risk and treasury management
50	Risk management and control
64	Balance sheet
67	Liquidity and funding management
70	Capital management
4.	Financial information (unaudited)
81	Interim consolidated financial statements
89	Notes to the interim consolidated financial statements
135	Supplemental information for UBS AG (Parent Bank) and UBS Limited
Appendix
144	UBS shares
146	Information sources

Second Quarter 2013 Report

UBS and its businesses

We draw on our 150-year heritage to serve private, institutional and corporate clients worldwide, as well as retail clients in Switzerland. Our business strategy is centered on our pre-eminent global wealth management businesses and our leading universal bank in Switzerland. Together with a client-focused Investment Bank and a strong, well-diversified Global Asset Management business, we will expand our premier wealth management franchise and drive further growth across the Group. Headquartered in Zurich and Basel, Switzerland, we have offices in more than 50 countries, including all major financial centers, and approximately 61,000 employees. UBS AG is the parent company of the UBS Group (Group). Under Swiss company law, UBS AG is organized as an Aktiengesellschaft, a corporation that has issued shares of common stock to investors. The operational structure of the Group comprises the Corporate Center and five business divisions: Wealth Management, Wealth Management Americas, the Investment Bank, Global Asset Management and Retail & Corporate.

Wealth Management

Wealth Management provides comprehensive financial services to wealthy private clients around the world – except those served by Wealth Management Americas. Its clients benefit from the entire spectrum of UBS resources, ranging from investment management to estate planning and corporate finance advice, in addition to specific wealth management products and services. An open product platform provides clients with access to a wide array of products from third-party providers that complement our own product lines.

Wealth Management Americas

Wealth Management Americas provides advice-based solutions through financial advisors who deliver a fully integrated set of products and services specifically designed to address the needs of ultra high net worth and high net worth individuals and families. It includes the domestic US business, the domestic Canadian business and international business booked in the US.

Investment Bank

The Investment Bank provides corporate, institutional, and wealth management clients with expert advice, innovative financial solutions, outstanding execution and comprehensive access to the world’s capital markets. It offers investment banking and capital markets, research, equities, foreign exchange, precious metals and tailored fixed income services in rates and credit through its two business units, Corporate Client Solutions and Investor Client Services. The Investment Bank is an active participant in capital markets flow activities, including sales, trading and market-making across a range of securities.

Global Asset Management

Global Asset Management is a large-scale asset manager with businesses diversified across regions, capabilities and distribution channels. It offers investment capabilities and styles across all major traditional and alternative asset classes including equities, fixed income, currencies, hedge funds, real estate, infrastructure and private equity that can also be combined into multi-asset strategies. The fund services unit provides professional services including fund set-up, accounting and reporting for both traditional investment funds and alternative funds.

Retail & Corporate

Retail & Corporate provides comprehensive financial products and services to our retail, corporate and institutional clients in Switzerland and maintains a leading position in these client segments. It constitutes a central building block of our universal bank model in Switzerland, delivering growth to our other businesses. It supports them by cross-selling products and services provided by our asset-gathering and investment banking businesses, by referring clients to them and by transferring private clients to Wealth Management when client wealth increases.

Corporate Center

The Corporate Center – Core Functions provides control functions for the business divisions and the Group in such areas as risk control and legal and compliance, as well as finance, which includes treasury services, funding, balance sheet and capital management. In addition, it provides all logistics and support functions including information technology, human resources, corporate development, Group regulatory relations and strategic initiatives, communications and branding, corporate real estate and administrative services, procurement, physical and information security, offshoring and Group-wide operations. Corporate Center – Core Functions allocates most of its treasury income, operating expenses and personnel associated with these activities to the businesses based on capital and service consumption levels. Corporate Center – Non-core and Legacy Portfolio comprises the non-core businesses previously part of the Investment Bank and the Legacy Portfolio, including certain centrally managed positions such as the SNB StabFund option.

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UBS Group Management report

Regulatory and legal developments and financial reporting changes

Regulatory and legal developments and financial reporting changes

Regulatory and legal developments

Continued pressure for automatic exchange of information to become the international standard

As part of an international focus on fighting tax fraud and tax evasion, the European Commission is seeking to improve the exchange of information between EU member states’ tax authorities.

On 12 June 2013, the European Commission published a legislative proposal on the automatic exchange of information which amends the existing Directive on administrative cooperation in the field of taxation. The Directive, as currently applicable, outlines that member states should automatically exchange information upon availability in five categories of income and capital: (i) employment, (ii) directors’ fees, (iii) life insurance products not covered by other directives, (iv) pensions, and (v) income from real estate. The main changes proposed by the European Commission include extending the scope of income categories to cover dividends and capital gains, and removing the condition of availability.

The revised Directive is set to apply from 1 January 2015. Together with the EU Savings Tax Directive, it aims to ensure that EU member states share the same level of information amongst themselves as they are required to do with the US under the Foreign Account Tax Compliance Act.

The EU ministers also gave the European Commission a mandate to reopen the negotiation of taxation agreements with five non-EU countries, including Switzerland. An agreement, especially with Switzerland, could become essential for progress within the EU, as Luxembourg and Austria are expected to make their approval of the revised EU Savings Tax Directive dependent on an EU agreement with Switzerland and the proposed amendments require the unanimous approval of all EU member states. In Switzerland, an expert group installed by the Swiss Federal Council suggested combining the topic of information exchange with the taxation of foreign cross-border clients and market access. Discussions between the European Commission and Switzerland are expected to begin soon.

Swiss-UK tax agreement

The Swiss-UK tax agreement, which came into effect on 1 January 2013, included a clause stipulating that, should gross tax receipts under the agreement be lower than CHF 1.3 billion, Swiss banks would cover the difference up to a maximum of CHF 500 million. Based on monitoring by the Swiss Bankers Association, it is now considered unlikely that CHF 1.3 billion in tax receipts will be received. As a result, we expect to be required to pay CHF 106 million, and have established a provision in that amount in the second quarter of 2013, which has been allocated predominantly to Wealth Management.

Swiss Federal Council issues draft ordinance on the “Minder Initiative”

The Federal Council issued the first draft ordinance to implement the constitutional amendment as proposed in the initiative giving shareholders of Swiss-listed companies more influence over board and management compensation (“Minder Initiative”), which was approved by the Swiss cantons and voters on 3 March 2013.

The ordinance is expected to be finalized by the Federal Council by the end of November 2013 and come into force on 1 January 2014. The ordinance will include transition periods for certain rules such as “say-on-pay” approvals by shareholders, which will become applicable from 2015. Under the current proposal, severance compensation, advance payments relating to employment, and commissions for the acquisition or transfer of enterprises or parts thereof will be prohibited from 1 January 2014. From the same date, members of the board of directors, the chairman and members of the compensation committee will be required to be elected individually by shareholders for a term of one year only.

US swap dealer update

On 12 July 2013, the Commodity Futures Trading Commission (CFTC) approved final cross-border guidance that defines the extraterritorial application of its swaps regulations and an exemptive order that generally defers until December 2013 the effective date for application of regulations previously scheduled to become effective for non-US swap dealers in July 2013. This cross-border guidance provides for “substituted compliance” under which UBS may comply with Swiss legal requirements that are determined by the CFTC to be “comprehensive and comparable” instead of the corresponding CFTC requirements. A substituted compliance application for Switzerland has been submitted for entity-level requirements.

As a CFTC-registered swap dealer, from December 2013 UBS AG must commence the reporting of all swap transactions in general, not just those with US persons, and will be subject to other information and inspection requirements that present potential conflicts with non-US law or necessitate privacy waivers from clients. As a result of no-action relief from the CFTC, actions or approvals by non-US governmental bodies and client waivers obtained or in process, UBS anticipates that it will be able to comply with the swap data reporting obligations under the CFTC regulations in December 2013 without substantial disruption to its businesses. UBS continues to engage with the CFTC and other regulators to address other potential conflicts of law and, where appropriate, to seek substituted compliance for CFTC regulation.

In May 2013, the Securities and Exchange Commission (SEC) proposed rules for the extraterritorial application of its regulation

10

UBS Group

of securities-based swaps that will require registration of securities-based swap dealers in the US following adoption of such rules. The SEC proposal contemplates application of swap data reporting and other regulations similar to the CFTC rules and may present similar conflicts with non-US regulation.

Cooperation between Swiss banks and the US

In June 2013, the Swiss parliament rejected a law that would have allowed banks to cooperate directly with the US authorities. However, at the same time parliament asked the Federal Council to allow banks to cooperate with US authorities under existing laws. In July, the Federal Council set out the parameters for cooperation between the Swiss banks and the US authorities to resolve the tax dispute, within the scope of existing laws and particularly data protection and employment law provisions. On the basis of these parameters, banks will have the option of applying for individual authorization.

UBS is not affected by this decision, as the US cross-border matter for UBS was comprehensively resolved in the autumn of 2010.

Legal entity structures

As we explained in our Annual Report 2012, regulatory trends and requirements could cause financial institutions including UBS to modify their legal entity structures in order to comply with regulatory requirements and to facilitate resolution in the event of a failure. One example of a regulatory catalyst is the proposal issued by the US Federal Reserve Board in December 2012 under which non-US banks operating in the US would be required to establish separately capitalized intermediate holding companies by 2015. Another example is the Swiss too-big-to-fail (TBTF) legislation adopted early last year, which requires UBS and certain other banks to put in place a viable emergency plan to continue providing systemically important functions (as defined by the Swiss National Bank) despite a bank failure, to the extent that such activities are not sufficiently separated in advance. The Swiss TBTF law entitles a bank to a rebate against capital requirements if it adopts structural or other organizational changes to enhance resolvability beyond the minimum requirements. As a result of considerations such as these, we continue to actively assess the need for, and feasibility and possible effects of, changes to our legal entity structure.

Financial reporting changes

Change in the definition of funded assets

From the beginning of the second quarter of 2013, we define funded assets, which are reported in connection with one of UBS’s financial targets, as total IFRS balance sheet assets less positive replacement values (PRV) and collateral delivered against over-the-counter (OTC) derivatives. In prior reporting periods, we defined funded assets as total IFRS balance sheet assets less PRV and did not exclude the collateral delivered for OTC derivatives. Prior periods have been restated to reflect the change in definition.

Funded assets exclude PRV because they are volatile but have little effect on funding requirements. As there is a direct correlation between replacement values and collateral delivered for OTC derivatives, collateral delivered is also excluded to create a more consistent view of our funded assets and to better reflect how we manage our businesses.

Renaming of key performance indicator

In the second quarter of 2013, we changed the name of our Wealth Management Americas key performance indicator “share of recurring revenues” to “recurring income as a percentage of total operating income.” In addition, we now also include both “recurring income” and “recurring income as a percentage of total operating income” in our Wealth Management disclosure. However, for Wealth Management these metrics are considered additional information and not key performance indicators.

11

UBS Group

UBS Group

Net profit attributable to UBS shareholders for the second quarter of 2013 was CHF 690 million compared with CHF 988 million in the first quarter of 2013. Operating profit before tax was CHF 1,020 million compared with CHF 1,447 million in the prior quarter. Operating income decreased by CHF 386 million, primarily due to lower net interest and trading income. Operating expenses increased by CHF 42 million, predominantly as a result of higher general and administrative expenses, partly offset by decreased variable compensation performance awards. We recorded a tax expense of CHF 125 million compared with CHF 458 million in the prior quarter. Net profit attributable to preferred noteholders was CHF 204 million compared with zero in the prior quarter.

Income statement

	For the quarter ended			% change from		Year-to-date
CHF million	30.6.13	31.3.13	30.6.12	1Q13	2Q12	30.6.13	30.6.12
Interest income	3,541	3,484	4,397	2	(19)	7,025	8,527
Interest expense	(2,333)	(2,003)	(3,008)	16	(22)	(4,336)	(5,549)
Net interest income	1,208	1,481	1,389	(18)	(13)	2,689	2,978
Credit loss (expense)/recovery	(3)	(15)	(1)	(80)	200	(18)	35
Net interest income after credit loss expense	1,205	1,466	1,387	(18)	(13)	2,671	3,013
Net fee and commission income	4,236	4,123	3,648	3	16	8,360	7,487
Net trading income	1,760	2,222	1,364	(21)	29	3,982	2,340
of which: net trading income excluding own credit	1,621	2,403	1,125	(33)	44	4,025	3,266
of which: own credit on financial liabilities designated at fair value	138	(181)	239		(42)	(43)	(925)
Other income	188	(37)	3			152	84
Total operating income	7,389	7,775	6,402	(5)	15	15,164	12,925
Personnel expenses	3,855	4,100	3,544	(6)	9	7,955	6,921
General and administrative expenses	2,299	1,999	1,652	15	39	4,298	3,050
Depreciation and impairment of property and equipment	196	208	179	(6)	9	404	337
Amortization and impairment of intangible assets	20	20	26	0	(23)	40	48
Total operating expenses	6,369	6,327	5,400	1	18	12,697	10,356
Operating profit/(loss) before tax	1,020	1,447	1,002	(30)	2	2,467	2,569
Tax expense/(benefit)	125	458	257	(73)	(51)	583	788
Net profit/(loss)	895	989	745	(10)	20	1,884	1,781
Net profit/(loss) attributable to preferred noteholders	204	0	220		(7)	204	220
Net profit/(loss) attributable to non-controlling interests	1	1	2	0	(50)	2	3
Net profit/(loss) attributable to UBS shareholders	690	988	524	(30)	32	1,678	1,558

Comprehensive income
Total comprehensive income	578	1,560	2,617	(63)	(78)	2,138	2,930
Total comprehensive income attributable to preferred noteholders	572	57	276	904	107	629	212
Total comprehensive income attributable to non-controlling interests	(1)	1	12			1	13
Total comprehensive income attributable to UBS shareholders	6	1,503	2,328	(100)	(100)	1,509	2,705

12

UBS Group

Adjusted results1

	For the quarter ended 30.6.13
CHF million	Wealth Management	Wealth Management Americas	Investment Bank	Global Asset Management	Retail & Corporate	CC – Core Functions[6]	CC – Non-core and Legacy Portfolio	UBS
Operating income as reported	1,953	1,692	2,250	489	948	(17)	73	7,389
of which: own credit on financial liabilities designated at fair value[2]						138		138
Operating income (adjusted)	1,953	1,692	2,250	489	948	(155)	73	7,251

Operating expenses as reported	1,396	1,449	1,475	352	571	126	1,001	6,369
of which: personnel-related restructuring charges[3]	41	5	14	9	7	3	17	96
of which: other restructuring charges[3]	9	5	17	5	6	1	2	44
Operating expenses (adjusted)	1,346	1,439	1,444	338	558	121	983	6,229

Operating profit/(loss) before tax as reported	557	243	775	138	377	(142)	(927)	1,020
Operating profit/(loss) before tax (adjusted)	607	253	806	152	390	(275)	(909)	1,022

	For the quarter ended 31.3.13
CHF million	Wealth Management	Wealth Management Americas	Investment Bank	Global Asset Management	Retail & Corporate	CC – Core Functions[6]	CC – Non-core and Legacy Portfolio	UBS
Operating income as reported	1,913	1,618	2,783	517	919	(479)	504	7,775
of which: own credit on financial liabilities designated at fair value[2]						(181)		(181)
of which: net loss related to the buyback of debt in a public tender offer						(119)	27	(92)
of which: gain on disposal of Global AM’s Canadian domestic business				34				34
of which: net gain on sale of remaining proprietary trading business			55			(24)[4]		31
Operating income (adjusted)	1,913	1,618	2,728	483	919	(155)	477	7,983

Operating expenses as reported	1,250	1,384	1,806	327	572	239	749	6,327
of which: personnel-related restructuring charges[3]	3	1	(26)	(2)	2	(1)	10	(14)
of which: other restructuring charges[3]	22	9	32	6	13	(1)	179	260
Operating expenses (adjusted)	1,224	1,374	1,800	323	557	242	561	6,081

Operating profit/(loss) before tax as reported	664	234	977	190	347	(719)	(245)	1,447
Operating profit/(loss) before tax (adjusted)	690	244	928	160	362	(398)	(84)	1,901

	For the quarter ended 30.6.12
CHF million	Wealth Management	Wealth Management Americas	Investment Bank	Global Asset Management	Retail & Corporate	CC – Core Functions[6]	CC – Non-core and Legacy Portfolio	UBS
Operating income as reported	1,734	1,497	1,410	447	927	189	200	6,402
of which: own credit on financial liabilities designated at fair value[2]						239		239
Operating income (adjusted)	1,734	1,497	1,410	447	927	(50)	200	6,163

Operating expenses as reported	1,231	1,294	1,501	320	528	143	382	5,400
of which: credit related to changes to a retiree benefit plan in the US5	(1)	(2)	(91)	(16)		(1)	(7)	(116)
of which: personnel-related restructuring charges[3]	1		(15)	(1)	(4)	(3)	1	(21)
of which: other restructuring charges[3]		(3)	36			(4)		30
Operating expenses (adjusted)	1,231	1,299	1,571	336	532	151	388	5,507

Operating profit/(loss) before tax as reported	503	203	(92)	126	399	45	(182)	1,002
Operating profit/(loss) before tax (adjusted)	503	198	(162)	110	395	(202)	(188)	656

1  Adjusted results are non-GAAP financial measures as defined by SEC regulations.    2  Refer to “Note 12 Fair value measurement” in the “Financial information” section of this report for more information.    3  Refer to “Note 19 Changes in organization” in the “Financial information” section of this report for more information. Second quarter 2013 reflects the effect of a change in definition of restructuring charges.    4  Reflects a foreign currency translation loss.    5  Refer to “Note 30 Pension and other post-employment benefit plans” in our Annual Report 2012 for more information.    6  CC – Core Functions operating expenses presented in this table are after service allocations to business divisions and CC – Non-core and Legacy Portfolio.

13

UBS Group

Performance: 2Q13 vs 1Q13

Operating profit before tax was CHF 1,020 million in the second quarter of 2013 compared with CHF 1,447 million in the prior quarter, mainly reflecting lower operating income due to a decline in net interest and trading revenues.

In addition to reporting our results in accordance with IFRS, we report adjusted results that exclude items considered non-recurring and certain other items that management believes are not representative of the underlying performance of our business. Such adjusted results are non-GAAP financial measures as defined by SEC regulations. For the second quarter, the items that we excluded are an own credit gain of CHF 138 million and net restructuring charges of CHF 140 million. For the first quarter, the items that we excluded were an own credit loss of CHF 181 million, a net loss of CHF 92 million incurred on the buyback of debt in a public tender offer, a gain of CHF 34 million on the disposal of Global Asset Management’s Canadian domestic business, a net gain of CHF 31 million on the sale of our remaining proprietary trading business and net restructuring charges of CHF 246 million.

On this adjusted basis, second quarter profit before tax was CHF 1,022 million compared with CHF 1,901 million in the prior quarter, largely because adjusted operating income declined by CHF 732 million, mainly reflecting declines in net interest and trading revenues in Corporate Center – Non-core and Legacy Portfolio and the Investment Bank. Adjusted operating expenses increased by CHF 148 million, mainly due to a CHF 280 million increase in charges for provisions for litigation, regulatory and similar matters. Furthermore, the second quarter included a charge of CHF 106 million related to UBS’s pre-agreed share of the wider industry guarantee payment in relation to the Swiss-UK tax agreement and an impairment charge of CHF 87 million related to certain disputed receivables. These increases were largely offset by lower discretionary performance award accruals.

è	Refer to the “Regulatory and legal developments and financial reporting changes” section of this report for more information on the Swiss-UK tax agreement

Operating income: 2Q13 vs 1Q13

Total operating income was CHF 7,389 million compared with CHF 7,775 million. On an adjusted basis, total operating income was CHF 7,251 million compared with CHF 7,983 million, primarily reflecting reduced net interest and trading revenues.

Net interest and trading income

Net interest and trading income decreased by CHF 735 million to CHF 2,968 million. The second quarter of 2013 included an own credit gain on financial liabilities designated at fair value of CHF 138 million, primarily reflecting the widening of our funding spreads over the quarter, compared with an own credit loss of CHF 181 million in the prior quarter when our funding spreads narrowed. Excluding the impact of own credit, net interest and trading income decreased by CHF 1,054 million, mainly due to lower revenues in Non-core and Legacy Portfolio and the Investment Bank.

Net interest and trading revenues in Non-core and Legacy Portfolio decreased by CHF 462 million. Within Non-core, credit revenues decreased due to reduced liquidity and model reserve releases in structured credit and lower mark-to-market gains on distressed assets. Furthermore, Non-core rates revenues

Net interest and trading income

	For the quarter ended			% change from		Year-to-date
CHF million	30.6.13	31.3.13	30.6.12	1Q13	2Q12	30.6.13	30.6.12

Net interest and trading income
Net interest income	1,208	1,481	1,389	(18)	(13)	2,689	2,978
Net trading income	1,760	2,222	1,364	(21)	29	3,982	2,340
Total net interest and trading income	2,968	3,703	2,753	(20)	8	6,671	5,318

Wealth Management	744	727	683	2	9	1,470	1,370
Wealth Management Americas	327	307	311	7	5	633	633
Investment Bank	1,281	1,833	646	(30)	98	3,114	1,974
of which: Corporate Client Solutions	231	498	253	(54)	(9)	728	346
of which: Investor Client Services	1,050	1,335	393	(21)	167	2,386	1,628
Global Asset Management	5	6	2	(17)	150	10	7
Retail & Corporate	636	609	610	4	4	1,245	1,213
Corporate Center	(24)	223	501			199	120
of which: Core Functions	(61)	(276)	208	(78)		(337)	(829)
of which: own credit on financial liabilities designated at fair value	138	(181)	239		(42)	(43)	(925)
of which: Non-core & Legacy Portfolio	37	499	293	(93)	(87)	535	949
Total net interest and trading income	2,968	3,703	2,753	(20)	8	6,671	5,318

14

UBS Group

decreased, reflecting risk mitigation and risk-weighted asset reductions along with ongoing hedging activity. The debit valuation adjustment on the Non-core derivatives portfolio was negative CHF 21 million in the second quarter compared with positive CHF 37 million in the prior quarter.

Legacy Portfolio revenues declined mainly as the revaluation of our option to acquire the SNB StabFund’s equity resulted in a gain of CHF 119 million in the second quarter compared with a gain of CHF 240 million in the prior quarter. The second quarter gain was primarily due to mark-to-market gains on the fund’s assets.

Investor Client Services net interest and trading revenues decreased by CHF 285 million, primarily as rates and credit were impacted by the more challenging trading environment in the latter part of the quarter, with the increased market volatility and reduced client activity leading to a decline in revenues. Foreign exchange revenues declined as options revenues decreased due to higher volatility levels and reduced liquidity. This decline was partly offset by an increase in foreign exchange spot revenues, mainly driven by higher electronic trading volumes.

Corporate Client Solutions net interest and trading revenues decreased by CHF 267 million, mainly as the first quarter included revenues from a large private transaction.

Corporate Center – Core Functions net interest and trading revenues, excluding the impact of own credit, decreased by CHF 104 million, primarily due to losses of CHF 85 million related to cross-currency swaps.

Net interest and trading income in Retail & Corporate, Wealth Management Americas and Wealth Management increased by CHF 27 million, CHF 20 million and CHF 17 million, respectively.

è	Refer to “Note 3 Net interest and trading income” in the “Financial information” section of this report for more information
è	Refer to “Note 12 Fair value measurement” in the “Financial information” section of this report for more information on own credit
è

Refer to the “Non-trading portfolios” section within the “Risk, treasury and capital management” section of our Annual Report 2012 for more information on our option to acquire the SNB StabFund’s equity

è	Refer to the “Liquidity and funding management” section of this report for more information on cross-currency swaps

Credit loss expense/recovery

We recorded a net credit loss expense of CHF 3 million compared with a net credit loss expense of CHF 15 million in the prior quarter.

è	Refer to the discussions of credit loss expense/recovery in the “UBS business divisions and Corporate Center” section of this report for more information

Net fee and commission income

Net fee and commission income increased by CHF 113 million to CHF 4,236 million.

Portfolio management and advisory fees increased by CHF 121 million, mainly in Wealth Management Americas due to higher managed account fees reflecting higher average invested assets, as well as in Wealth Management, mainly due to the positive effects of pricing measures and higher average invested assets.

Merger and acquisition and corporate finance fees increased by CHF 47 million to CHF 166 million due to a number of large transactions that closed in the second quarter.

Total underwriting fees decreased by CHF 32 million, reflecting a decrease of CHF 53 million in debt underwriting fees, partly offset by a CHF 22 million increase in equity underwriting fees, both primarily in the Investment Bank.

Investment fund fees decreased by CHF 43 million, mainly in Wealth Management, primarily reflecting the effect of the migration to retrocession-free products for investment mandates.

è	Refer to “Note 4 Net fee and commission income” in the “Financial information” section of this report for more information

Other income

Other income was positive CHF 188 million in the second quarter compared with negative CHF 37 million in the prior quarter.

Income from financial investments available-for-sale increased by CHF 25 million to CHF 59 million, reflecting higher net gains on disposals of investments as well as reduced impairment charges. Income related to associates and subsidiaries declined by CHF 60 million to CHF 34 million, mainly because the prior quarter included a net gain of CHF 31 million on the sale of our remaining proprietary trading business. Residual other income improved from negative CHF 165 million to positive CHF 95 million, mainly as the first quarter included a loss of CHF 119 million on the

Credit loss (expense)/recovery

	For the quarter ended			% change from		Year-to-date
CHF million	30.6.13	31.3.13	30.6.12	1Q13	2Q12	30.6.13	30.6.12
Wealth Management	1	(12)	1		0	(11)	0
Wealth Management Americas	0	0	(1)		(100)	0	(1)
Investment Bank	4	(1)	0			3	(1)
Retail & Corporate	(3)	0	(12)		(75)	(3)	6
Corporate Center	(5)	(2)	10	150		(6)	32
of which: Non-core and Legacy Portfolio	(5)	(2)	10	150		(6)	32
Total	(3)	(15)	(1)	(80)	200	(18)	35

15

UBS Group

Operating expenses

	For the quarter ended			% change from		Year-to-date
CHF million	30.6.13	31.3.13	30.6.12	1Q13	2Q12	30.6.13	30.6.12
Personnel expenses (adjusted)[1]
Salaries	1,576	1,649	1,745	(4)	(10)	3,225	3,482
Total variable compensation	746	1,057	624	(29)	20	1,804	1,556
of which: relating to prior years[2]	170	298	264	(43)	(36)	468	593
of which: relating to current year[3]	576	759	360	(24)	60	1,336	963
Wealth Management Americas: Financial advisor compensation[4]	813	776	713	5	14	1,588	1,392
Other personnel expenses[5]	622	632	598	(2)	4	1,255	1,220
Total personnel expenses (adjusted)[1]	3,759	4,114	3,681	(9)	2	7,873	7,649
Non-personnel expenses (adjusted)[1]
Provisions for litigation, regulatory and similar matters	658	378	181	74	264	1,036	229
Other non-personnel expenses[6]	1,813	1,589	1,645	14	10	3,402	3,189
Total non-personnel expenses (adjusted)[1]	2,471	1,967	1,826	26	35	4,438	3,418
Adjusting items	140	246	(107)	(43)		386	(711)
of which: personnel-related restructuring charges	96	(14)	(21)			82	118
of which: other restructuring charges	44	260	30	(83)	47	304	17
of which: credits related to changes to the Swiss pension plan and a retiree benefit plan in the US7			(116)				(846)
Total operating expenses as reported	6,369	6,327	5,400	1	18	12,697	10,356

1  Excluding adjusting items.    2  Consists of amortization of prior years’ awards relating to performance awards and other variable compensation.    3  Includes expenses relating to performance awards and other variable compensation for the respective performance year.    4  Financial advisor compensation consists of grid-based compensation based directly on compensable revenues generated by financial advisors and supplemental compensation calculated based on financial advisor productivity, firm tenure, assets and other variables. It also includes costs related to compensation commitments and advances granted to financial advisors at the time of recruitment, which are subject to vesting requirements.    5  Consists of expenses related to contractors, social security, pension and other post-employment benefit plans and other personnel expenses. Refer to “Note 6 Personnel expenses” in the “Financial information” section of this report for more information.    6  Includes general and administrative expenses excluding provisions for litigation, regulatory and similar matters, as well as depreciation and impairment of property and equipment and amortization and impairment of intangible assets.    7  Refer to “Note 30 Pension and other post-employment benefit plans” in our Annual Report 2012 for more information.

buyback of debt in a public tender offer and because the second quarter included higher gains on disposals of loans and receivables and gains on sales of real estate.

è	Refer to “Note 5 Other income” in the “Financial information” section of this report for more information

Operating expenses: 2Q13 vs 1Q13

Total operating expenses increased by CHF 42 million to CHF 6,369 million. Restructuring charges were CHF 140 million in the second quarter, of which CHF 59 million was related to a change in definition of restructuring charges, compared with CHF 246 million in the prior quarter. On an adjusted basis, total operating expenses increased by CHF 148 million.

è	Refer to “Note 1 Basis of accounting” and “Note 19 Changes in organization” in the “Financial information” section of this report for more information on restructuring charges

Personnel expenses

Personnel expenses decreased by CHF 245 million to CHF 3,855 million. The second quarter included net charges of CHF 96 million in personnel-related restructuring expenses compared with a net release of CHF 14 million in the prior quarter.

On an adjusted basis excluding the effects of restructuring, personnel expenses decreased by CHF 355 million. On this adjusted basis, expenses for total variable compensation decreased by CHF 311 million, mainly reflecting lower business performance. Furthermore, the second quarter included the effect of finalizing the prior year compensation accrual, which contributed to a reduction in the charge for the amortization of deferred compensation awards from prior years to CHF 170 million compared with CHF 298 million in the prior quarter.

Salary expenses, excluding restructuring, decreased by CHF 73 million, reflecting reduced staff levels as well as decreased accruals for untaken vacation.

Financial advisor compensation in Wealth Management Americas increased by CHF 37 million, reflecting higher managed account fee revenues.

Other personnel expenses, which consist of expenses related to contractors, social security, pension and other post-employment benefit plans and other expenses, excluding restructuring, decreased by CHF 10 million.

è	Refer to “Note 6 Personnel expenses” in the “Financial information” section of this report for more information

General and administrative expenses

General and administrative expenses increased by CHF 300 million to CHF 2,299 million in the second quarter. Excluding net restructuring charges of CHF 42 million in the second quarter and

16

UBS Group

CHF 225 million in the first quarter, general and administrative expenses increased by CHF 483 million.

Net charges for provisions for litigation, regulatory and similar matters increased by CHF 280 million to CHF 658 million, primarily due to claims related to sales of residential mortgage-backed securities and mortgages. In view of the current regulatory and political climate affecting financial institutions, and because we continue to be exposed to a number of claims and regulatory matters arising from the financial crisis of 2007–2009 and other matters, we expect charges associated with litigation, regulatory and similar matters to remain at elevated levels at least through 2013. Other general and administrative expenses increased by CHF 203 million excluding restructuring charges, mainly as the second quarter included a charge of CHF 106 million related to the Swiss-UK tax agreement, allocated predominantly to Wealth Management, and an impairment charge of CHF 87 million in Non-core and Legacy Portfolio related to certain disputed receivables.

è	Refer to the “Regulatory and legal developments and financial reporting changes” section of this report for more information on the charge in relation to the Swiss-UK tax agreement
è	Refer to “Note 7 General and administrative expenses” in the “Financial information” section of this report for more information
è	Refer to “Note 17 Provisions and contingent liabilities” in the “Financial information” section of this report for more information

Depreciation, impairment and amortization

Depreciation and impairment of property and equipment decreased by CHF 12 million to CHF 196 million, mainly as the first quarter included real estate-related restructuring charges of CHF 35 million. This was partly offset by a second quarter impairment charge of CHF 9 million for certain internally generated computer software, and increased depreciation expenses for leasehold improvements and IT equipment.

Amortization and impairment of intangible assets was CHF 20 million, unchanged from the prior quarter.

Tax: 2Q13 vs 1Q13

We recognized an income tax expense of CHF 125 million for the second quarter of 2013. This included tax expenses of CHF 104 million in respect of taxable profits of Group entities and a tax expense of CHF 21 million for a net decrease in deferred tax assets in the quarter. The effective tax rate was reduced by significant book tax adjustments in UBS AG (Parent Bank), mainly relating to financial instruments recognized at fair value under IFRS but accounted for at amortized cost for Swiss GAAP and tax purposes.

For the first quarter of 2013, we recognized an income tax expense of CHF 458 million, which primarily reflects the amortization of deferred tax assets previously recognized in relation to tax losses carried forward, as those losses were offset against taxable profits for the quarter for Switzerland and the US.

We currently forecast a full year tax rate of around 30%. As we have previously noted, this tax rate is higher than the normal expected effective tax rate of 20-25% as the net profit for the Group in 2013 is expected to continue to reflect losses for some branches or subsidiaries for which we do not obtain a full tax benefit. Also, the full year rate will depend on the extent to which deferred tax assets are revalued during the second half of 2013.

Total comprehensive income attributable to UBS shareholders: 2Q13 vs 1Q13

Total comprehensive income attributable to UBS shareholders was CHF 6 million compared with CHF 1,503 million. Net profit attributable to UBS shareholders was CHF 690 million compared with a net profit of CHF 988 million. Other comprehensive income (OCI) attributable to UBS shareholders was negative CHF 684 million (net of tax) compared with positive CHF 514 million.

Second quarter 2013 OCI included negative cash flow hedge OCI of CHF 873 million (net of tax), mainly reflecting significant increases in long-term interest rates across all major currencies.

Foreign currency translation losses amounted to CHF 201 million (net of tax), predominantly related to a weakening of the US dollar, Indian rupee and Australian dollar against the Swiss franc, compared with a gain of CHF 528 million in the prior quarter.

Financial investments available-for-sale OCI was negative CHF 129 million (net of tax) compared with positive CHF 3 million, mainly due to net unrealized losses as a result of increases in long-term interest rates.

Net gains on defined benefit plans (net of tax) were CHF 520 million in the second quarter compared with net gains of CHF 253 million in the previous quarter. The second quarter net gains mainly related to the Swiss and UK pension plans, primarily as a reduction in defined benefit obligations resulted in positive OCI effects, largely due to an increase in the applicable discount rates. This was partly offset by decreases in the fair values of the underlying pension plan assets, resulting in negative OCI effects.

è	Refer to the “Statement of comprehensive income” in the “Financial information” section of this report for more information
è	Refer to “Note 30 Pension and other post-employment benefit plans” in our Annual Report 2012 for more information

Net profit attributable to preferred noteholders: 2Q13 vs 1Q13

Net profit attributable to preferred noteholders was CHF 204 million in the second quarter of 2013 compared with zero in the first quarter of 2013. In the second quarter, dividends of CHF 172 million were paid for preferred notes, for which no accrual was required to be established in a prior period. Additionally, an accrual of CHF 32 million was made for future dividend payments, triggered by the dividend payment to UBS shareholders in May 2013.

17

UBS Group

Performance by reporting segment: 2Q13 vs 1Q13

Management’s discussion and analysis by reporting segment is provided in the “UBS business divisions and Corporate Center” section of this report.

Key figures and personnel: 2Q13 vs 1Q13

Cost/income ratio

The cost/income ratio was 86.2% in the second quarter of 2013 compared with 81.2% in the prior quarter. On an adjusted basis, the cost/income ratio increased to 85.9% from 76.0%.

Risk-weighted assets

Our phase-in BIS Basel III RWA decreased by CHF 19.8 billion to CHF 242.6 billion as of 30 June 2013. On a fully applied basis, BIS Basel III RWA decreased by CHF 19.5 billion to CHF 239.2 billion. The decrease in phase-in BIS Basel III RWA was mainly due to a CHF 20.6 billion reduction in credit risk RWA reflecting RWA reductions of CHF 5.9 billion in banking and trading book securitization exposures stemming from the sale of positions and reduced hedge-related exposures, a CHF 4.2 billion decrease in RWA for derivatives mainly due to reduced exposures, and a reduction in drawn exposures of CHF 1.5 billion mainly due to the securitization of warehoused commercial real estate loans. RWA for exposures against central counterparties decreased by CHF 1.3 billion, mainly due to reduced exposures and a change in the approach to calculating RWA for some default fund exposure contributions. Credit risk RWA also includes the portfolio level advanced credit valuation adjustment charge under BIS Basel III, which decreased by CHF 3.8 billion, mainly due to lower OTC exposures as well as the effect of hedges entered into during the second quarter. The RWA for positions subject to the standardized credit valuation adjustment decreased by CHF 3.2 billion, mainly due to the effects of rating upgrades for a monoline insurer and the change in the approach from standardized CVA to advanced CVA for some exposures.

è	Refer to the “Investment Bank”, “Corporate Center” and “Capital management” sections of this report for more information

Net new money

In Wealth Management, net new money inflows were CHF 10.1 billion, down from CHF 15.0 billion. All regions contributed to the net inflows, with emerging markets and Asia Pacific delivering the highest net inflows. In Europe, onshore growth more than offset net outflows from offshore clients. On a global basis, ultra high net worth clients reported strong net new money inflows of CHF 9.3 billion compared with CHF 10.7 billion of net inflows in the previous quarter.

In Wealth Management Americas, net new money totaled CHF 2.7 billion or USD 2.8 billion compared with CHF 8.6 billion or USD 9.2 billion in the first quarter. The second quarter result mainly reflects outflows related to financial advisors employed with UBS for more than one year and included client withdrawals of around CHF 2.2 billion or USD 2.5 billion associated with annual income tax payments as well as seasonal declines compared with the first quarter. In addition, net new money inflows from Global Family Office decreased from the prior quarter. Including interest and dividend income, net new money was CHF 7.9 billion or USD 8.4 billion.

Net new money1

	For the quarter ended			Year-to-date
CHF billion	30.6.13	31.3.13	30.6.12	30.6.13	30.6.12
Wealth Management	10.1	15.0	9.5	25.1	16.2
Wealth Management Americas	2.7	8.6	3.7	11.2	7.9
Global Asset Management	(2.0)	(3.1)	(3.5)	(5.1)	(11.7)
of which: non-money market flows	(1.3)	5.1	1.2	3.8	(1.4)
of which: money market flows	(0.6)	(8.2)	(4.7)	(8.8)	(10.3)
[1] Net new money excludes interest and dividend income.
Invested assets
	As of			% change from
CHF billion	30.6.13	31.3.13	30.6.12	31.3.13	30.6.12
Wealth Management	862	870	783	(1)	10
Wealth Management Americas	843	845	757	0	11
Global Asset Management	586	599	569	(2)	3

18

UBS Group

In Global Asset Management, excluding money market flows, net new money inflows from third parties were CHF 1.6 billion compared with CHF 4.2 billion in the first quarter. These came mainly from sovereign clients and clients serviced from Switzerland and were partially offset by net outflows from clients serviced from Asia Pacific and the Americas. Excluding money market flows, net new money outflows from clients of UBS’s wealth management businesses were CHF 3.0 billion compared with net inflows of CHF 0.9 billion in the first quarter and were mainly from clients booked in Switzerland. Money market net inflows from third parties were CHF 1.1 billion compared with net outflows of CHF 4.4 billion in the first quarter and were mainly from clients serviced from the Americas. Money market net outflows from clients of UBS’s wealth management businesses were CHF 1.7 billion compared with CHF 3.8 billion in the first quarter and were primarily from clients booked in the Americas and Switzerland. Total net new money outflows in Global Asset Management were CHF 2.0 billion compared with net outflows of CHF 3.1 billion in the previous quarter. Excluding money market flows, net outflows were CHF 1.3 billion compared with net inflows of CHF 5.1 billion.

è	Refer to the discussions of net new money flows in the “UBS business divisions and Corporate Center” section of this report for more information

Invested assets

Invested assets in Wealth Management decreased by CHF 8 billion to CHF 862 billion as negative market performance of CHF 19 billion more than offset the net new money inflows of CHF 10 billion and positive currency translation effects of CHF 1 billion.

Invested assets in Wealth Management Americas decreased by CHF 2 billion to CHF 843 billion. In US dollar terms, invested assets increased by USD 1 billion to USD 892 billion during the quarter, reflecting continued net new money inflows, mostly offset by negative market performance of USD 2 billion.

Invested assets in Global Asset Management decreased by CHF 13 billion to CHF 586 billion as of 30 June 2013 compared with CHF 599 billion as of 31 March 2013, due to negative currency translation effects of CHF 6 billion, negative market movements of CHF 5 billion and the abovementioned net new money outflows.

è	Refer to the discussions of invested assets in the “UBS business divisions and Corporate Center” section of this report for more information

Personnel

We employed 60,754 personnel as of 30 June 2013, a reduction of 1,028 compared with 61,782 personnel as of 31 March 2013.

Personnel by business division and Corporate Center
		As of		% change from
Full-time equivalents	30.6.13	31.3.13	30.6.12	31.3.13	30.6.12
Wealth Management	16,359	16,512	15,444	(1)	6
Wealth Management Americas	16,243	16,273	16,132	0	1
Investment Bank	12,138	12,544	14,185	(3)	(14)
Global Asset Management	3,760	3,801	3,719	(1)	1
Retail & Corporate	9,532	9,652	11,268	(1)	(15)
Corporate Center	2,724	3,000	2,773	(9)	(2)
of which: Core Functions	1,006	1,092	441	(8)	128
of which: Non-core and Legacy Portfolio	1,718	1,908	2,332	(10)	(26)
Total	60,754	61,782	63,520	(2)	(4)
of which: Corporate Center personnel (before allocations)[1]	24,491	25,284	26,183	(3)	(6)
[1] Comparative figures in this table may differ from those originally published in quarterly and annual reports (for example due to adjustments following organizational changes).
Personnel by region
		As of		% change from
Full-time equivalents	30.6.13	31.3.13	30.6.12	31.3.13	30.6.12
Americas	21,360	21,802	22,581	(2)	(5)
of which: USA	20,082	20,504	21,386	(2)	(6)
Asia Pacific	7,173	7,277	7,588	(1)	(5)
Europe, Middle East and Africa	10,206	10,473	10,833	(3)	(6)
of which: UK	5,826	6,081	6,544	(4)	(11)
of which: Rest of Europe	4,224	4,234	4,117	0	3
of which: Middle East and Africa	156	158	172	(1)	(9)
Switzerland	22,015	22,229	22,517	(1)	(2)
Total	60,754	61,782	63,520	(2)	(4)

19

UBS Group

Personnel decreased across all business divisions, mainly due to our ongoing cost reduction programs. Personnel decreased in the Investment Bank by 406, in Corporate Center by 276, in Wealth Management by 153, in Retail & Corporate by 120, in Global Asset Management by 41 and in Wealth Management Americas by 30.

Performance: 6M13 vs 6M12

Net profit attributable to UBS shareholders was CHF 1,678 million in the first six months of 2013 compared with CHF 1,558 million in the same period of 2012.

Operating profit before tax was CHF 2,467 million in the first half of 2013 compared with CHF 2,569 million in the same period last year. Adjusted profit before tax increased by CHF 140 million to CHF 2,923 million from CHF 2,783 million, as significantly higher operating income was only partly offset by increased operating expenses, primarily due to higher charges for provisions for litigation, regulatory and similar matters.

For the first half of 2013, adjusting items were net restructuring charges of CHF 386 million, a net loss of CHF 92 million incurred on the buyback of debt in a public tender offer, an own credit loss of CHF 43 million, a gain of CHF 34 million on the disposal of Global Asset Management’s Canadian domestic business and a net gain of CHF 31 million on the sale of our remaining proprietary trading business. For the first half of 2012, adjusting items were an own credit loss of CHF 925 million, the effects of changes to the Swiss pension plan of CHF 730 million, the effects of changes to a retiree benefit plan in the US of CHF 116 million and net restructuring charges of CHF 135 million.

Operating income increased by CHF 2,239 million. On an adjusted basis, operating income increased by CHF 1,384 million to CHF 15,234 million, mainly as net fee and commission income increased by CHF 873 million, primarily in both Wealth Management Americas and Wealth Management, and as net interest and trading revenues in the first half of 2012 included a loss of CHF 349 million related to the Facebook initial public offering.

Operating expenses increased by CHF 2,341 million. On an adjusted basis, operating expenses increased by CHF 1,244 million to CHF 12,311 million, mainly due to CHF 807 million higher net charges for provisions for litigation, regulatory and similar matters. In addition, personnel expenses increased by CHF 224 million on an adjusted basis, reflecting higher discretionary performance award accruals and increased financial advisor compensation in Wealth Management Americas, partly offset by lower salary costs mainly due to the measures taken as part of our cost reduction program. Furthermore, the first six months of 2013 included a charge of CHF 106 million related to the Swiss-UK tax agreement, allocated predominantly to Wealth Management, and an impairment charge of CHF 87 million in Non-core and Legacy Portfolio related to certain disputed receivables.

20

UBS business divisions and Corporate Center Management report

Wealth Management

Wealth Management

Profit before tax was CHF 557 million in the second quarter of 2013 compared with CHF 664 million in the prior quarter. Adjusted for restructuring charges, profit before tax decreased by CHF 83 million to CHF 607 million from CHF 690 million and included a charge of CHF 104 million in relation to the Swiss-UK tax agreement. Excluding this charge, profit before tax was CHF 711 million, an increase of CHF 21 million from the previous quarter. The gross margin on invested assets decreased 1 basis point to 90 basis points as average invested assets increased faster than income. Operating expenses increased by CHF 146 million to CHF 1,396 million, mainly due to the aforementioned charge in relation to the Swiss-UK tax agreement. All regions contributed to net new money inflows of CHF 10.1 billion.

Business division reporting1

	As of or for the quarter ended			% change from		Year-to-date
CHF million, except where indicated	30.6.13	31.3.13	30.6.12	1Q13	2Q12	30.6.13	30.6.12
Net interest income	523	508	497	3	5	1,031	975
Net fee and commission income	1,193	1,191	1,041	0	15	2,384	2,120
Net trading income	220	219	186	0	18	439	395
Other income	15	8	10	88	50	23	13
Income	1,952	1,926	1,733	1	13	3,877	3,503
Credit loss (expense)/recovery	1	(12)	1		0	(11)	0
Total operating income	1,953	1,913	1,734	2	13	3,866	3,503
Personnel expenses	866	839	746	3	16	1,704	1,185
General and administrative expenses	462	345	343	34	35	807	619
Services (to)/from other business divisions	21	19	100	11	(79)	40	193
Depreciation and impairment of property and equipment	46	46	40	0	15	91	76
Amortization and impairment of intangible assets	1	1	2	0	(50)	3	4
Total operating expenses[2]	1,396	1,250	1,231	12	13	2,646	2,077
Business division operating profit/(loss) before tax	557	664	503	(16)	11	1,221	1,426

Key performance indicators[3]
Pre-tax profit growth (%)	(16.1)	66.8	(45.5)			(14.4)	10.0
Cost/income ratio (%)	71.5	64.9	71.0			68.2	59.3
Net new money growth (%)[4]	4.6	7.3	4.9			6.1	4.3
Gross margin on invested assets (bps)	90	91	89	(1)	1	91	91
1  Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes and restatements due to retrospective adoption of new accounting standards.    2  Refer to “Note 19 Changes in organization” in the “Financial information” section of this report for information on restructuring charges.    3  For the definitions of our key performance indicators, refer to the “Measurement of performance” section of our Annual Report 2012.    4  Net new money excludes interest and dividend income.

Results: 2Q13 vs 1Q13

Operating income

Total operating income in the second quarter increased by CHF 40 million to CHF 1,953 million from CHF 1,913 million in the prior quarter. Higher revenues resulted primarily from increased recurring income due to an increase in the average invested asset base, pricing measures and mandate sales that more than offset lower income from the migration to retrocession-free products for investment mandates. Increased recurring income was partially offset by lower non-recurring income due to lower client activity.

Net interest income increased by CHF 15 million to CHF 523 million, mainly due to higher income resulting from the continued

growth in loan and deposit volumes, as well as pricing measures on client deposit rates in Switzerland and higher treasury-related income. This was partially offset by the negative effect of continuing low interest rates on income from our replication portfolios.

è	Refer to the “Interest rate and currency management” section of our Annual Report 2012 for more information on our replication portfolios

Net fee and commission income was CHF 1,193 million, broadly unchanged from CHF 1,191 million. Recurring fee and commission income increased, mainly due to the higher average invested asset base, the positive effects of pricing measures and solid mandate sales, which more than offset the negative effect of the

22

UBS business divisions and Corporate Center

Business division reporting1 (continued)

	As of or for the quarter ended			% change from		Year-to-date
CHF million, except where indicated	30.6.13	31.3.13	30.6.12	1Q13	2Q12	30.6.13	30.6.12

Additional information
Recurring income	1,431	1,364	1,309	5	9	2,795	2,605
Recurring income as a % of total operating income (%)	73.3	71.3	75.5			72.3	74.4
Average attributed equity (CHF billion)[2]	3.6	3.7	3.8	(3)	(5)	3.7	3.9
Return on attributed equity (RoaE) (%)	66.9	71.8	73.1			66.9	73.1
Risk-weighted assets (phase-in, CHF billion)[3]	19.8	19.1		4		19.8
Risk-weighted assets (fully applied, CHF billion)[3]	19.4	18.7		4		19.4
Return on risk-weighted assets, gross (%)[4]	40.5	40.9	42.7			40.5	42.7
Goodwill and intangible assets (CHF billion)	1.4	1.4	1.4	0	0	1.4	1.4
Net new money (CHF billion)[5]	10.1	15.0	9.5			25.1	16.2
Invested assets (CHF billion)	862	870	783	(1)	10	862	783
Client assets (CHF billion)	996	1,012	913	(2)	9	996	913
Loans, gross (CHF billion)	95.1	93.2	81.7	2	16	95.1	81.7
Due to customers (CHF billion)	187.3	186.9	177.3	0	6	187.3	177.3
Personnel (full-time equivalents)	16,359	16,512	15,444	(1)	6	16,359	15,444
Client advisors (full-time equivalents)	4,178	4,162	4,102	0	2	4,178	4,102

1  Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes and restatements due to retrospective adoption of new accounting standards.    2  Refer to the “Capital management” section of our Annual Report 2012 for more information about the equity attribution framework.     3  In accordance with the BIS Basel III framework. Refer to the “Capital management” section of this report for more information.    4  Based on BIS Basel III risk-weighted assets (phase-in) for 2013. Based on Basel 2.5 risk-weighted assets for 2012.    5  Net new money excludes interest and dividend income.

Regional breakdown of key figures1, 2

As of or for the quarter ended 30.6.13	Europe	Asia Pacific	Switzerland	Emerging markets	of which: ultra high net worth		of which: Global Family Office[3]
Net new money (CHF billion)[4]	2.1	3.6	0.8	3.8	9.3		3.6
Net new money growth (%)[4]	2.4	6.7	2.1	11.3	9.5		28.8
Invested assets (CHF billion)	356	210	152	135	394		53
Gross margin on invested assets (bps)	90	82	98	95	57	[5]	37	[6]
Client advisors (full-time equivalents)	1,641	1,007	768	698	827	[7]	N/A

1  For the definitions of our key performance indicators, refer to the “Measurement of performance” section of our Annual Report 2012.    2  Based on the Wealth Management business area structure, and excluding minor functions with 64 client advisors, and CHF 9 billion of invested assets, and CHF 0.2 billion of net new money outflows, which are mainly attributable to the employee share and option plan service provided to corporate clients and their employees.    3  Joint venture between Wealth Management and the Investment Bank. Since June 2012, Global Family Office is reported as a sub-segment of ultra high net worth and is included in the ultra high net worth figures.    4  Net new money excludes interest and dividend income.    5  Gross margin in UHNW includes a year-to-date change in the Wealth Management internal revenue allocation model for treasury-related revenues.    6  Gross margin includes income booked in the Investment Bank. Gross margin only based on income booked in Wealth Management is 21 basis points.    7  Dedicated ultra high net worth units: 604 client advisors. Non-dedicated ultra high net worth units: 223 client advisors.

migration to retrocession-free products for investment mandates. Client activity was strong in the middle of the second quarter, but declined from first quarter levels that were relatively high compared with previous quarters, leading to a decrease in transaction-based fees and commissions.

Net trading income increased by CHF 1 million to CHF 220 million from CHF 219 million, and included higher treasury-related income and broadly unchanged client activity levels.

Other income increased to CHF 15 million from CHF 8 million in the prior quarter.

Credit loss expenses were a net release of CHF 1 million compared with a charge of CHF 12 million in the prior quarter.

Operating expenses

Total operating expenses increased by CHF 146 million to CHF 1,396 million from CHF 1,250 million in the prior quarter and included a charge of CHF 104 million in relation to the Swiss-UK tax agreement and restructuring charges of CHF 50 million. Adjusted for restructuring charges, operating expenses increased by CHF 122 million to CHF 1,346 million from CHF 1,224 million, mainly due to the aforementioned charge in relation to the Swiss-UK tax agreement. Also excluding this charge, operating expenses increased by CHF 18 million to CHF 1,242 million.

è	Refer to the “Regulatory and legal developments and financial reporting changes” section of this report for more information on the charge in relation to the Swiss-UK tax agreement

Personnel expenses increased to CHF 866 million from CHF 839 million, mainly reflecting an increase of CHF 38 million in restructuring costs.

General and administrative expenses increased to CHF 462 million from CHF 345 million mainly due to the aforementioned

23

Wealth Management

charge in relation to the Swiss-UK tax agreement and higher provisions for litigation, regulatory and similar matters. Advertising, marketing and travel and entertainment costs, which were seasonally low in the first quarter of 2013, also contributed to this increase. This increase was partially offset as the quarter included lower restructuring charges of CHF 9 million compared with CHF 19 million in the previous quarter.

Net charges for services from other business divisions were CHF 21 million, broadly unchanged compared with the previous quarter.

Cost/income ratio

The cost/income ratio increased to 71.5% from 64.9%. Adjusted for restructuring costs of CHF 50 million in the second quarter and CHF 26 million in the prior quarter, the cost/income ratio increased to 69.0% from 63.6% and was within our target range of 60% to 70%.

è	Refer to the “Group results” section of this report for more information on adjusting items

Net new money growth

The annualized net new money growth rate was 4.6% compared with 7.3% in the previous quarter and was within our target range of 3% to 5%.

Net new money inflows were CHF 10.1 billion, down from CHF 15.0 billion. All regions contributed to the net inflows, with emerging markets and Asia Pacific delivering the highest net inflows. In Europe, onshore growth more than offset net outflows from offshore clients. On a global basis, ultra high net worth clients reported strong net new money inflows of CHF 9.3 billion compared with CHF 10.7 billion of net inflows in the previous quarter.

Invested assets

Invested assets as of 30 June 2013 were CHF 862 billion, a decrease of CHF 8 billion as negative market performance of CHF 19 billion more than offset net new money inflows of CHF 10 billion and positive currency translation effects of CHF 1 billion.

Gross margin on invested assets

The gross margin for the second quarter was 90 basis points, a decrease of 1 basis point from the prior quarter as the average invested asset base rose faster than income. The gross margin remained below our target range of 95 to 105 basis points.

Personnel: 2Q13 vs 1Q13

Wealth Management employed 16,359 personnel as of 30 June 2013 compared with 16,512 as of 31 March 2013 mainly due to a reduction in non-client-facing staff, reflecting measures taken as part of our ongoing cost reduction program, partially offset by an increase in the number of client advisors.

The number of client advisors increased to 4,178 from 4,162 in the prior quarter, mainly in Asia Pacific, Europe and emerging markets, with a slight reduction in the Swiss market. Non-client-facing personnel decreased by 169 to 12,181 from 12,350 at the end of the prior quarter.

Results: 6M13 vs 6M12

Profit before tax was CHF 1,221 million in the first half of 2013, CHF 205 million lower than in the first half of 2012, which included credits of CHF 358 million related to changes to our pension plans as well as restructuring costs of CHF 13 million. The first half of 2013 included restructuring costs of CHF 75 million. Excluding these items, profit before tax increased to CHF 1,296 million from CHF 1,081 million, an increase of CHF 215 million, including the negative effect of CHF 104 million from the aforementioned charge related to the Swiss-UK tax agreement in the first half of 2013. Also excluding this charge, profit before tax increased to CHF 1,400 million from CHF 1,081 million one year earlier.

Total operating income increased by CHF 363 million to CHF 3,866 million.

Net interest income increased to CHF 1,031 million from CHF 975 million in the prior year. This included an additional CHF 60 million of higher treasury-related interest income that was previously booked in Corporate Center – Core Functions and lower costs related to the multi-currency portfolio of unencumbered, high-quality, short-term assets managed centrally by Group Treasury. These factors, together with the higher income resulting from the increased loan and client deposit volumes, more than offset the negative effect of lower margins resulting from the continuation of low interest rates.

Net fee and commission income increased by CHF 264 million to CHF 2,384 million from CHF 2,120 million in the previous year, reflecting increased recurring fee and commission income, mainly due to the 11% higher average asset base, sales efforts and pricing measures implemented in 2013. Additionally, transaction-based fee and commission income increased due to higher client activity levels, particularly in Asia Pacific.

Trading income increased to CHF 439 million from CHF 395 million and included higher income from foreign exchange-related products and higher treasury-related revenues.

The first half of 2013 included a credit loss expense of CHF 11 million compared with CHF 0 million in the first half of 2012.

Operating expenses in the first half of 2013 increased by CHF 569 million to CHF 2,646 million from CHF 2,077 million in the first half of 2012, which included credits of CHF 358 million related to changes to our pension plans and restructuring costs of CHF 13 million. The first half of 2013 included restructuring costs of CHF 75 million. Adjusted for these effects, operating expenses increased by CHF 149 million to CHF 2,571 million, mainly reflecting the aforementioned charge in relation to the Swiss-UK tax agreement. Also excluding this charge, operating expenses in the first half of 2013 increased to CHF 2,467 million from CHF 2,422 million.

Personnel expenses excluding the credits related to changes to our pension plans and restructuring costs increased by CHF 132 million to CHF 1,660 million, mainly due to the centralization of our operations units at the beginning of the third quarter of 2012. This centralization and subsequent reallocation of the operations

24

UBS business divisions and Corporate Center

units resulted in increased personnel costs and non-personnel costs and decreased net charges from other business divisions.

è	Refer to the “Significant accounting and financial reporting structure changes” section in the Annual Report 2012 for more information on changes related to the centralization of operations units

Non-personnel expenses increased to CHF 941 million from CHF 892 million in the first half of 2012, as the first half of 2013 included the charge related to the Swiss-UK tax agreement. Moreover, the abovementioned centralization of operations units led to an increase in general and administrative expenses, which was more than offset by related lower charges for services from other business divisions. Excluding restructuring costs, non-personnel expenses increased by CHF 16 million to CHF 910 million from CHF 894 million.

Investment and advisory processes in Wealth Management

The investment environment continues to be marked by high volatility and low interest rates, making it harder to generate returns. Our clients’ need for reliable advice and tailored solutions across all asset classes, regions and industries is greater than ever. UBS Wealth Management’s business model is evolving. Better processes and tools enable us to deliver superior investment advice and solutions to our clients.

Starting with understanding our clients’ needs, over 4,000 Wealth Management client advisors build a comprehensive investor profile for each client, based on a thorough understanding of their financial objectives, preferences and needs. In many cases, client advisors may approach our 500-strong Wealth Planning team, part of our Investment Products and Services (IPS) organization of just under 2,000 employees. They help client advisors guide their clients through the wealth lifecycle process. These clients are offered advice and products for every phase of their life, from wealth accumulation through to retirement and succession planning. With this comprehensive overview, client advisors match solutions to the individual profile of the client. They regularly revisit this profile to ensure that it still corresponds to the individual client’s goals. The investor profile helps determine the investment strategy that suits the client.

The Chief Investment Office (CIO) leads an integrated and systematic investment process, and about 140 CIO analysts, including those in Wealth Management

Americas, as well as hundreds of research employees across other UBS business divisions, contribute to this process. Many of them monitor and analyze global capital markets to identify key drivers and trends. Economists use these insights to anticipate market and economic developments globally and locally to develop best-case, baseline and worst-case scenarios. Investment strategists then use this content to identify and assess key market risks, favorable investment opportunities, and risk and return expectations. In the next step, UBS investment professionals in consultation with leading external asset managers challenge the investment strategy to ensure replicable, high-quality results. Finally, the Global Chief Investment Officer, with the input of the Global Investment Committee, determines the House View, which includes a strategic asset allocation and a tactical asset allocation across all asset classes in major geographies.

IPS applies the House View to its discretionary and advisory offerings. Just under a quarter of IPS’ employees manage about 100,000 discretionary mandates for private clients who have delegated the management of and decision-making power over their portfolios to UBS. A further 7% of IPS’ staff delivers advice for the 25,000 advisory mandates clients have with us. Specialists within this group provide advice on over 6,000 premium advisory mandates with regards to funds and capital market instruments in an individual portfolio context. Our newest advisory mandate offering, UBS Advice, includes structured, systematic portfolio reviews and timely investment proposals, tailored to each individual client’s portfolio, for a flat fee. Together, our discretionary and advisory mandates represent a stable source of income, as they generate recurring fees on the basis of assets.

About 13% of IPS employees source capital market products either from the UBS Investment Bank or third-party providers, in line with our open architecture model. They select those products for individual client groups by considering the House View, the relevance to our private clients and applicable rules and regulations. This same group advises on capital market instruments in a non-portfolio context. Institutional-like clients, such as family offices, may also receive direct access to Investment Bank specialists with single security expertise on an institutional basis. In general, the Investment Bank provides Wealth Management with access to single security research, global capital markets and structured product solutions. About 10% of IPS staff are engaged in managing the Wealth Management client order flow. This includes capturing those orders, validating them and dispatching them to the most appropriate internal or external provider for execution. IPS manages Wealth Management client order flows of about CHF 4 trillion across all asset classes and product types each year. The remainder of IPS employees work in areas such as risk and regulatory management, client analytics, investment risk and business management to ensure the overall high quality of the offering and smooth day-to-day operations.

25

Wealth Management Americas

Wealth Management Americas

Wealth Management Americas reported its second consecutive record quarterly profit before tax, earning USD 258 million compared with USD 251 million in the prior quarter. Adjusted for restructuring charges, profit before tax increased by USD 7 million to USD 269 million from USD 262 million. A 3% increase in operating income reflected higher recurring income, mostly offset by a 3% increase in operating expenses mainly attributable to higher compensation for financial advisors. Net new money inflows declined to USD 2.8 billion from USD 9.2 billion, partly reflecting client withdrawals associated with annual income tax payments.

Business division reporting – in US dollars1

	As of or for the quarter ended			% change from		Year-to-date
USD million, except where indicated	30.6.13	31.3.13	30.6.12	1Q13	2Q12	30.6.13	30.6.12
Net interest income	235	217	206	8	14	451	424
Net fee and commission income	1,425	1,366	1,193	4	19	2,791	2,346
Net trading income	111	112	124	(1)	(10)	224	260
Other income	22	43	65	(49)	(66)	64	125
Income	1,792	1,738	1,587	3	13	3,530	3,155
Credit loss (expense)/recovery	0	0	(1)		(100)	0	(1)
Total operating income	1,792	1,737	1,587	3	13	3,530	3,154
Personnel expenses	1,246	1,203	1,122	4	11	2,450	2,243
Financial advisor compensation[2]	690	662	587	4	18	1,352	1,167
Compensation commitments and advances related to recruited financial advisors[3]	171	171	169	0	1	342	337
Salaries and other personnel costs	386	370	365	4	6	756	739
General and administrative expenses	239	234	215	2	11	473	413
Services (to)/from other business divisions	4	4	(4)	0		8	(7)
Depreciation and impairment of property and equipment	32	30	27	7	19	63	53
Amortization and impairment of intangible assets	13	14	14	(7)	(7)	27	27
Total operating expenses[4]	1,534	1,486	1,373	3	12	3,020	2,730
Business division operating profit/(loss) before tax	258	251	214	3	21	509	425

Key performance indicators[5]
Pre-tax profit growth (%)[6]	2.8	16.2	1.4			19.8	46.6
Cost/income ratio (%)	85.6	85.5	86.5			85.6	86.5
Recurring income as a % of total operating income (%)	70.4	66.8	66.0			68.6	64.3
Net new money growth (%)[7]	1.3	4.4	1.9			2.8	2.2
Gross margin on invested assets (bps)	80	80	79	0	1	80	80

1  Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes and restatements due to retrospective adoption of new accounting standards.    2  Financial advisor compensation consists of grid-based compensation based directly on compensable revenues generated by financial advisors and supplemental compensation calculated based on financial advisor productivity, firm tenure, assets and other variables.    3  Compensation commitments and advances related to recruited financial advisors represents costs related to compensation commitments and advances granted to financial advisors at the time of recruitment which are subject to vesting requirements.     4  Refer to “Note 19 Changes in organization” in the “Financial information” section of this report for information on restructuring charges.    5  For the definitions of our key performance indicators, refer to the “Measurement of performance” section of our Annual Report 2012.    6  Not meaningful and not included if either the reporting period or the comparison period is a loss period.    7  Net new money excludes interest and dividend income.

Results: 2Q13 vs 1Q13

Operating income

Operating income increased to USD 1,792 million from USD 1,737 million, as growth in managed account fees and interest income was partially offset by lower realized gains on sales of financial investments held in the available-for-sale portfolio.

Net fee and commission income increased by USD 59 million to

USD 1,425 million, mainly due to a 9% increase in recurring fees resulting from higher managed account fees calculated on higher invested asset levels at the end of the first quarter. Transaction-based revenues decreased 5% due to lower commission income resulting from lower client activity.

Net interest income increased by USD 18 million to USD 235 million due to higher income in the available-for-sale portfolio, primarily due to updated future cash flow estimates that resulted

26

UBS business divisions and Corporate Center

Business division reporting – in US dollars1 (continued)

	As of or for the quarter ended			% change from		Year-to-date
USD million, except where indicated	30.6.13	31.3.13	30.6.12	1Q13	2Q12	30.6.13	30.6.12

Additional information
Recurring income	1,261	1,161	1,047	9	20	2,423	2,027
Average attributed equity (USD billion)[2]	3.1	3.1	6.3	0	(51)	3.1	7.0
Return on attributed equity (RoaE) (%)	32.8	32.4	12.1			32.8	12.1
Risk-weighted assets (phase-in, USD billion)[3]	22.5	23.1		(3)		22.5
Risk-weighted assets (fully applied, USD billion)[3]	22.2	22.8		(3)		22.2
Return on risk-weighted assets, gross (%)[4]	29.9	28.4	23.9			29.9	23.9
Goodwill and intangible assets (USD billion)	3.8	3.8	3.9	0	(3)	3.8	3.9
Net new money (USD billion)[5]	2.8	9.2	3.8			12.0	8.5
Net new money including interest and dividend income (USD billion)[6]	8.4	14.0	9.0			22.4	18.3
Invested assets (USD billion)	892	891	797	0	12	892	797
Client assets (USD billion)	937	936	838	0	12	937	838
Loans, gross (USD billion)	36.9	34.5	31.2	7	18	36.9	31.2
Due to customers (USD billion)	56.0	55.1	46.8	2	20	56.0	46.8
of which: deposit accounts (USD billion)	43.2	42.2	35.4	2	22	43.2	35.4
Personnel (full-time equivalents)	16,243	16,273	16,132	0	1	16,243	16,132
Financial advisors (full-time equivalents)	7,099	7,065	7,021	0	1	7,099	7,021

Business division reporting excluding PaineWebber acquisition costs[7]
Business division operating profit/(loss) before tax	267	261	242	2	10	528	479
Cost/income ratio (%)	85.1	85.0	84.9			85.0	85.0
Average attributed equity (USD billion)[2]	3.1	3.1	3.1	0	0	3.1	3.8

1  Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes and restatements due to retrospective adoption of new accounting standards.    2  Refer to the “Capital management” section of our Annual Report 2012 for more information about the equity attribution framework.    3  In accordance with the BIS Basel III framework. Refer to the “Capital management” section of this report for more information.    4  Based on BIS Basel III risk-weighted assets (phase-in) for 2013. Based on Basel 2.5 risk-weighted assets for 2012.    5  Net new money excludes interest and dividend income.    6  Presented in line with the historical US methodology.    7  Acquisition costs represent intangible assets amortization costs related to UBS’s 2000 acquisition of the PaineWebber retail brokerage business. Until 31 December 2012, they also include the net charges associated with the attributed equity required to support the goodwill and intangible assets that arose from the PaineWebber acquisition. Refer to the “Recent developments” section of our first quarter 2013 report for more information about the transfer of attributed equity from the PaineWebber acquisition to the Corporate Center.

in a higher amortized cost base for this portfolio. Average mortgage balances increased 18% and average securities-backed lending balances increased 5% over the quarter, which also contributed to higher net interest income.

Net trading income decreased to USD 111 million from USD 112 million in the prior quarter.

Other income decreased by USD 21 million to USD 22 million as realized gains from sales of financial investments held in the available-for-sale portfolio decreased to USD 12 million from USD 41 million in the prior quarter. These realized gains were a result of a rebalancing of the investment portfolio risk profile as guided by the portfolio’s investment policy.

As of 30 June 2013, the carrying amount of this available-for-sale portfolio was USD 6,826 million compared with USD 5,555 million as of 31 March 2013, and unrealized losses recorded in other comprehensive income were USD 132 million (before tax) compared with unrealized gains of USD 74 million (before tax) as of 31 March 2013. In the third quarter of 2013, the risk management responsibility for the financial investments held in the available-for-sale portfolio currently performed by Wealth Management Americas will be transferred to Corporate Center – Core Functions. Any future realized gains or losses resulting from sales of investments in this portfolio will be reflected in Corporate Center – Core Functions.

Recurring income, the combination of recurring fees and net interest income, increased by USD 100 million to USD 1,261 million, primarily due to higher managed account fees as well as higher net interest income. Recurring income for the second quarter comprised 70% of operating income compared with 67% in the prior quarter. Non-recurring income decreased by USD 45 million, mainly due to lower transaction-based revenue and lower realized gains on the sale of financial investments in the available-for-sale portfolio.

Operating expenses

Total operating expenses increased by USD 48 million to USD 1,534 million, primarily due to a 4% increase in personnel expenses. The second quarter included USD 6 million of personnel and USD 5 million of non-personnel-related restructuring charges. This total of USD 11 million compared with USD 10 million in the prior quarter.

Personnel expenses increased by USD 43 million to USD 1,246 million due to higher financial advisor compensation corresponding with higher managed account fee revenues. Expenses for compensation commitments and advances related to recruited financial advisors remained unchanged at USD 171 million. Compensation

27

Wealth Management Americas

Business division reporting – in Swiss francs1

	As of or for the quarter ended			% change from		Year-to-date
CHF million, except where indicated	30.6.13	31.3.13	30.6.12	1Q13	2Q12	30.6.13	30.6.12
Net interest income	222	202	194	10	14	424	393
Net fee and commission income	1,345	1,271	1,125	6	20	2,617	2,173
Net trading income	105	105	116	0	(9)	210	241
Other income	20	40	62	(50)	(68)	61	116
Income	1,692	1,618	1,498	5	13	3,311	2,922
Credit loss (expense)/recovery	0	0	(1)		(100)	0	(1)
Total operating income	1,692	1,618	1,497	5	13	3,310	2,922
Personnel expenses	1,177	1,120	1,057	5	11	2,297	2,076
Financial advisor compensation[2]	652	616	554	6	18	1,268	1,080
Compensation commitments and advances related to recruited financial advisors[3]	161	160	160	1	1	321	312
Salaries and other personnel costs	364	345	344	6	6	709	684
General and administrative expenses	225	219	202	3	11	444	382
Services (to)/from other business divisions	3	4	(4)	(25)		8	(6)
Depreciation and impairment of property and equipment	31	28	26	11	19	59	49
Amortization and impairment of intangible assets	13	13	13	0	0	25	25
Total operating expenses[4]	1,449	1,384	1,294	5	12	2,833	2,527
Business division operating profit/(loss) before tax	243	234	203	4	20	477	394

Key performance indicators[5]
Pre-tax profit growth (%)[6]	3.8	17.0	5.7			21.1	53.9
Cost/income ratio (%)	85.6	85.5	86.4			85.6	86.5
Recurring income as a % of total operating income (%)	70.4	66.9	65.9			68.7	64.3
Net new money growth (%)[7]	1.3	4.5	2.0			2.9	2.2
Gross margin on invested assets (bps)	80	80	81	0	(1)	80	80

1  Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes and restatements due to retrospective adoption of new accounting standards.    2  Financial advisor compensation consists of grid-based compensation based directly on compensable revenues generated by financial advisors and supplemental compensation calculated based on financial advisor productivity, firm tenure, assets and other variables.    3  Compensation commitments and advances related to recruited financial advisors represents costs related to compensation commitments and advances granted to financial advisors at the time of recruitment which are subject to vesting requirements.    4  Refer to “Note 19 Changes in organization” in the “Financial information” section of this report for information on restructuring charges.    5  For the definitions of our key performance indicators, refer to the “Measurement of performance” section of our Annual Report 2012.    6  Not meaningful and not included if either the reporting period or the comparison period is a loss period.    7  Net new money excludes interest and dividend income.

advance balances decreased by USD 192 million to USD 3,530 million. Salaries and other personnel costs increased by USD 16 million as the prior quarter included a reduction of USD 8 million due to a change to the post-retirement employee benefit plan.

Non-personnel expenses increased by USD 5 million to USD 288 million, mainly due to higher legal fees and charges for provisions for litigation, regulatory and similar matters. This was partly offset by lower real estate-related restructuring charges.

Cost/income ratio

The cost/income ratio was 85.6%, broadly in line with 85.5% in the prior quarter. On an adjusted basis excluding restructuring charges, the cost/income ratio was 85.0% compared with 84.9% and remained within the target range of 80% to 90%.

Net new money growth

The annualized net new money growth rate for the second quarter was 1.3% compared with 4.4% in the prior quarter and below the target range of 2% to 4%. Net new money totaled USD 2.8 billion compared with USD 9.2 billion in the first quarter.

The reduction in net inflows in the second quarter mainly reflects net outflows related to financial advisors employed with UBS for more than one year and includes client withdrawals of around USD 2.5 billion associated with annual income tax payments. In addition, net new money inflows from the Global Family Office decreased from the prior quarter. Including interest and dividend income, net new money was USD 8.4 billion compared with USD 14.0 billion in the prior quarter.

Invested assets

Invested assets increased by USD 1 billion to USD 892 billion, reflecting continued net new money inflows, mostly offset by negative market performance of USD 2 billion. Managed account assets increased by USD 3 billion to USD 273 billion and comprised 31% of total invested assets as of 30 June 2013.

Gross margin on invested assets

In US dollar terms, the gross margin on invested assets was unchanged at 80 basis points and remained within the target range of 75 to 85 basis points. The gross margin from recurring income

28

UBS business divisions and Corporate Center

Business division reporting – in Swiss francs1 (continued)

	As of or for the quarter ended			% change from		Year-to-date
CHF million, except where indicated	30.6.13	31.3.13	30.6.12	1Q13	2Q12	30.6.13	30.6.12

Additional information
Recurring income	1,191	1,082	987	10	21	2,273	1,878
Average attributed equity (CHF billion)[2]	2.9	2.9	5.9	0	(51)	2.9	6.5
Return on attributed equity (RoaE) (%)	32.9	32.3	12.2			32.9	12.2
Risk-weighted assets (phase-in, CHF billion)[3]	21.3	21.9		(3)		21.3
Risk-weighted assets (fully applied, CHF billion)[3]	21.0	21.7		(3)		21.0
Return on risk-weighted assets, gross (%)[4]	29.9	28.4	24.0			29.9	24.0
Goodwill and intangible assets (CHF billion)	3.6	3.7	3.7	(3)	(3)	3.6	3.7
Net new money (CHF billion)[5]	2.7	8.6	3.7			11.2	7.9
Net new money including interest and dividend income (CHF billion)[6]	7.9	13.1	8.5			21.0	16.9
Invested assets (CHF billion)	843	845	757	0	11	843	757
Client assets (CHF billion)	885	888	795	0	11	885	795
Loans, gross (CHF billion)	34.8	32.7	29.6	6	18	34.8	29.6
Due to customers (CHF billion)	52.9	52.3	44.4	1	19	52.9	44.4
of which: deposit accounts (CHF billion)	40.9	40.1	33.6	2	22	40.9	33.6
Personnel (full-time equivalents)	16,243	16,273	16,132	0	1	16,243	16,132
Financial advisors (full-time equivalents)	7,099	7,065	7,021	0	1	7,099	7,021

Business division reporting excluding PaineWebber acquisition costs[7]
Business division operating profit/(loss) before tax	252	242	229	4	10	494	444
Cost/income ratio (%)	85.1	85.0	84.8			85.0	84.9
Average attributed equity (CHF billion)[2]	2.9	2.9	2.9	0	0	2.9	3.5

1  Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes and restatements due to retrospective adoption of new accounting standards.    2  Refer to the “Capital management” section of our Annual Report 2012 for more information about the equity attribution framework.    3  In accordance with the BIS Basel III framework. Refer to the “Capital management” section of this report for more information.    4  Based on BIS Basel III risk-weighted assets (phase-in) for 2013. Based on Basel 2.5 risk-weighted assets for 2012.    5  Net new money excludes interest and dividend income.    6  Presented in line with the historical US methodology.    7  Acquisition costs represent intangible assets amortization costs related to UBS’s 2000 acquisition of the PaineWebber retail brokerage business. Until 31 December 2012, they also include the net charges associated with the attributed equity required to support the goodwill and intangible assets that arose from the PaineWebber acquisition. Refer to the “Recent developments” section of our first quarter 2013 report for more information about the transfer of attributed equity from the PaineWebber acquisition to the Corporate Center.

increased 3 basis points due to higher managed account fees and interest income. The gross margin from non-recurring income decreased 3 basis points due to lower transaction-based revenue and lower realized gains from sales of financial investments held in the available-for-sale portfolio.

Personnel: 2Q13 vs. 1Q13

As of 30 June 2013, Wealth Management Americas employed 16,243 personnel, including 7,099 financial advisors, down 30 from 31 March 2013. Financial advisor headcount increased by 34 from the previous quarter, reflecting the hiring of experienced financial advisors and trainees as well as low financial advisor attrition. The number of non-financial advisor employees decreased by 64 to 9,144.

Results: 6M13 vs. 6M12

Profit before tax improved by USD 84 million to USD 509 million in the first half of 2013 from USD 425 million in the first half of

2012 due to an overall improvement in revenues, accompanied by an increase in expenses. On an adjusted basis excluding restructuring charges, profit before tax increased by USD 110 million to USD 530 million. Operating income increased by USD 376 million to USD 3,530 million, primarily due to a USD 368 million rise in recurring fees related to higher asset levels. Transaction-based revenue increased by USD 76 million from the prior year as a result of higher commissions from equities products. The first half of 2013 included USD 54 million in realized gains on sales of financial investments held in the available-for-sale portfolio compared with USD 108 million in the first half of 2012. Operating expenses increased by USD 290 million to USD 3,020 million. Personnel expenses increased by USD 207 million to USD 2,450 million due to an increase of USD 185 million in financial advisor compensation related to increased revenue production. Salaries and other personnel costs increased by USD 17 million to USD 756 million. Non-personnel expenses increased by USD 84 million to USD 571 million, mainly due to higher restructuring charges and higher Corporate Center shared services costs.

29

Investment Bank

Investment Bank

The Investment Bank recorded a profit before tax of CHF 775 million in the second quarter of 2013 compared with a profit of CHF 977 million in the prior quarter. Adjusted profit before tax was CHF 806 million compared with CHF 928 million. A decline in revenues in both Corporate Client Solutions and Investor Client Services was partly offset by a reduction in operating expenses. BIS Basel III risk-weighted assets on a fully applied basis decreased to CHF 67 billion as of 30 June 2013 from CHF 69 billion as of 31 March 2013 and were consistent with our target of less than CHF 70 billion.

Business division reporting1

	As of or for the quarter ended			% change from		Year-to-date
CHF million, except where indicated	30.6.13	31.3.13	30.6.12	1Q13	2Q12	30.6.13	30.6.12
Corporate Client Solutions	771	997	687	(23)	12	1,769	1,378
Advisory	163	114	122	43	34	277	291
Equity Capital Markets	232	503	206	(54)	13	735	407
Debt Capital Markets	246	249	197	(1)	25	495	465
Financing Solutions	163	203	202	(20)	(19)	367	348
Risk Management	(33)	(73)	(41)	(55)	(20)	(106)	(132)
Investor Client Services	1,475	1,787	723	(17)	104	3,262	2,330
Equities	1,113	1,168	265	(5)	320	2,281	1,264
Foreign Exchange, Rates and Credit	362	619	458	(42)	(21)	981	1,065
Income	2,246	2,785	1,409	(19)	59	5,030	3,708
Credit loss (expense)/recovery	4	(1)	0			3	(1)
Total operating income	2,250	2,783	1,410	(19)	60	5,033	3,707
Personnel expenses	980	1,265	936	(23)	5	2,246	2,250
General and administrative expenses	445	457	565	(3)	(21)	902	1,055
Services (to)/from other business divisions	(16)	21	(63)		(75)	6	(127)
Depreciation and impairment of property and equipment	63	59	59	7	7	122	105
Amortization and impairment of intangible assets	3	3	4	0	(25)	6	7
Total operating expenses[2]	1,475	1,806	1,501	(18)	(2)	3,281	3,289
Business division operating profit/(loss) before tax	775	977	(92)	(21)		1,752	418

1  Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes, restatements due to retrospective adoption of new accounting standards or due to a change to report own credit gains and losses as part of Corporate Center – Core Functions.    2  Refer to “Note 19 Changes in organization” in the “Financial information” section of this report for information on restructuring charges.

30

UBS business divisions and Corporate Center

Business division reporting1 (continued)

	As of or for the quarter ended			% change from		Year-to-date
CHF million, except where indicated	30.6.13	31.3.13	30.6.12	1Q13	2Q12	30.6.13	30.6.12

Key performance indicators[2]
Pre-tax profit growth (%)[3]	(20.7)	N/A	N/A			319.1	(60.2)
Cost/income ratio (%)	65.7	64.8	106.5			65.2	88.7
Return on attributed equity (RoaE) (%)	43.0	49.5	7.0			43.0	7.0
Return on assets, gross (%)	3.8	4.2	2.4			3.8	2.4
Average VaR (1-day, 95% confidence, 5 years of historical data)[4]	14	15	38	(7)	(63)	14	36

Additional information
Total assets (CHF billion)[5]	271.6	263.0	276.6	3	(2)	271.6	276.6
Average attributed equity (CHF billion)[6]	8.4	7.9	11.8	6	(29)	8.2	12.0
Risk-weighted assets (phase-in, CHF billion)[7]	67.7	69.2		(2)		67.7
Risk-weighted assets (fully applied, CHF billion)[7]	67.3	68.6		(2)		67.3
Return on risk-weighted assets, gross (%)[8]	14.8	16.6	12.5			14.8	12.5
Goodwill and intangible assets (CHF billion)	0.1	0.2	0.1	(50)	0	0.1	0.1
Compensation ratio (%)	43.6	45.4	66.4			44.7	60.7
Impaired loan portfolio as a % of total loan portfolio, gross (%)[9]	0.5	0.2	1.4			0.5	1.4
Personnel (full-time equivalents)	12,138	12,544	14,185	(3)	(14)	12,138	14,185

1  Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes, restatements due to retrospective adoption of new accounting standards or due to a change to report own credit gains and losses as part of Corporate Center – Core Functions.    2  For the definitions of our key performance indicators, refer to the “Measurement of performance” section of our Annual Report 2012.    3  Not meaningful and not included if either the reporting period or the comparison period is a loss period.    4  Average VaR has not been restated for periods prior to 1Q13.    5  Based on third-party view, i.e. without intercompany balances. Refer to “Note 2 Segment reporting” in the “Financial information” section of this report for more information.    6  Refer to the “Capital management” section of our Annual Report 2012 for more information about the equity attribution framework.    7  In accordance with the BIS Basel III framework. Refer to the “Capital management” section of this report for more information.    8  Based on BIS Basel III risk-weighted assets (phase-in) for 2013. Based on Basel 2.5 risk-weighted assets for 2012.    9  Refer to the “Risk management and control” section of this report for more information on impairment ratios.

Results: 2Q13 vs 1Q13

Operating income

Total operating income decreased 19% to CHF 2,250 million from CHF 2,783 million as a result of lower revenues in both Corporate Client Solutions and Investor Client Services. On an adjusted basis, excluding the gains from the sales of our remaining proprietary trading business in the first quarter, operating income declined 18% to CHF 2,250 million from CHF 2,728 million. In US dollar terms, adjusted operating income decreased 19%. Revenues in Corporate Client Solutions declined mainly as equity capital market revenues in the first quarter included a large private transaction. Within Investor Client Services, revenues declined across both business areas. On an adjusted basis, equities revenues were in line with the prior quarter. Net credit loss recoveries were CHF 4 million compared with net credit loss expenses of CHF 1 million in the prior quarter.

è	Refer to the “Group results” section of this report for more information on adjusting items
è	Refer to the “Risk management and control” section of this report for more information on credit risk

Operating expenses

Total operating expenses decreased 18% to CHF 1,475 million from CHF 1,806 million, mainly due to lower variable compensation accruals. Adjusted for restructuring charges of CHF 31 million in the second quarter compared with CHF 6 million in the first quarter, operating expenses decreased 20% to CHF 1,444 million from CHF 1,800 million. In US dollar terms, adjusted operating expenses decreased 21%.

Personnel expenses decreased to CHF 980 million from CHF 1,265 million, mainly due to lower variable compensation accruals as well as savings resulting from our ongoing cost reduction programs. The reduction in variable compensation accruals mainly reflected lower business performance compared with the prior quarter, as well as changes in the expected effective deferral rate and the effect of finalizing the prior year compensation accrual. These decreases were partly offset by restructuring charges of CHF 14 million compared with restructuring releases of CHF 26 million in the prior quarter. On an adjusted basis, personnel expenses decreased to CHF 966 million from CHF 1,291 million.

General and administrative expenses decreased to CHF 445 million from CHF 457 million mainly due to lower restructuring charges of CHF 17 million in the second quarter compared with restructuring charges of CHF 28 million in the first quarter. On an adjusted basis, general and administrative expenses decreased slightly to CHF 428 million from CHF 429 million.

Cost/income ratio

The cost/income ratio increased to 65.7% from 64.8%. On an adjusted basis, the cost/income ratio improved to 64.3% from 65.9%, below our target range of 65% to 85%.

31

Investment Bank

Risk-weighted assets

Fully applied BIS Basel III RWA decreased slightly to CHF 67 billion as of 30 June 2013 from CHF 69 billion as of 31 March 2013 and were consistent with our target of less than CHF 70 billion. The decrease mainly reflected lower credit risk and operational risk RWA, partly offset by an increase in market risk RWA.

è	Refer to the “Capital management” section of this report for more information

Funded assets

Funded assets decreased to CHF 179 billion as of 30 June 2013 from CHF 186 billion as of 31 March 2013 and were consistent with our target of less than CHF 200 billion.

è	Refer to the “Regulatory and legal developments and financial reporting changes” section of this report for more information on changes to the definition of funded assets

Return on attributed equity

The year-to-date annualized return on attributed equity (RoaE) decreased to 43.0% from 49.5%. On an adjusted basis, the year-to-date annualized RoaE decreased to 42.6% from 47.0% and was consistent with our target of over 15%. For the quarter, the annualized RoaE and annualized adjusted RoaE were 36.9% and 38.4%, respectively.

Operating income by business unit: 2Q13 vs 1Q13

Corporate Client Solutions

Corporate Client Solutions revenues decreased 23% to CHF 771 million from CHF 997 million. Advisory and risk management revenues improved, but this was more than offset by lower equity capital market revenues. In US dollar terms, revenues declined 24%.

Advisory revenues increased 43% to CHF 163 million from CHF 114 million against an 11% reduction in the market fee pool, as we increased our participation in private transactions (which are not included in the market fee pool) along with revenues from several large transactions in the quarter.

Equity capital markets revenues decreased to CHF 232 million from CHF 503 million, as the first quarter included a large private transaction. Excluding that transaction, revenues improved on increased initial public offering activity.

Debt capital markets revenues decreased to CHF 246 million from CHF 249 million. Investment grade revenues declined in line with a reduction in the market fee pool. This was partially offset by an increase in leveraged finance revenues in a flat market fee pool.

Financing solutions revenues decreased to CHF 163 million from CHF 203 million as revenues in structured financing and special situations group declined, partly offset by higher revenues in real estate finance.

Risk management revenues improved to negative CHF 33 million from negative CHF 73 million due to reduced risk management premiums.

Investor Client Services

Investor Client Services revenues decreased 17% to CHF 1,475 million from CHF 1,787 million, due to lower revenues across both business areas. On an adjusted basis, revenues decreased 15%. In US dollar terms, adjusted revenues declined 16%.

Equities

Equities revenues decreased to CHF 1,113 million from CHF 1,168 million. On an adjusted basis, equities revenues were in line with the first quarter.

Cash revenues increased to CHF 388 million from CHF 357 million with higher revenues across all regions driven by improved client trading and market making revenues.

Derivatives revenues were CHF 408 million, broadly in line with the first quarter revenues of CHF 414 million. Revenues improved in the Americas and Asia Pacific as a result of higher client activity, partly offset by lower revenues in Europe, Middle East and Africa when compared with the first quarter, which benefited from higher market liquidity.

In prime services, revenues increased to CHF 327 million from CHF 287 million, primarily due to higher revenues from equity finance and gains from the sale of an investment in the clearing business.

Other equities reported negative revenues of CHF 10 million compared with positive revenues of CHF 110 million, as the first quarter included gains from the sale of our remaining proprietary trading business and revenues on equity investments prior to their transfer to Corporate Center – Non-core and Legacy Portfolio.

Foreign exchange, rates and credit

Foreign exchange, rates and credit revenues declined to CHF 362 million from CHF 619 million. The second quarter was characterized by challenging market conditions which led to increased volatility and a market sell-off.

Foreign exchange revenues declined as options revenues decreased due to higher volatility levels and reduced liquidity. This decline was partly offset by an increase in foreign exchange spot revenues mainly driven by higher electronic trading volumes.

Rates and credit were impacted by the more challenging trading environment in the latter part of the quarter, with the increased market volatility and reduced client activity leading to a decline in revenues.

Personnel: 2Q13 vs 1Q13

The Investment Bank employed 12,138 personnel as of 30 June 2013, a decrease of 406 from 12,544 personnel as of 31 March 2013, mainly as a result of our ongoing cost reduction program.

Results: 6M13 vs 6M12

The Investment Bank recorded a profit before tax of CHF 1,752 million compared with a profit before tax of CHF 418 million, mainly as a result of higher revenues in both Corporate Client Solutions and Investor Client Services. On an adjusted basis, excluding restructuring charges of CHF 37 million and gains from

32

UBS business divisions and Corporate Center

the sale of our remaining proprietary trading business in the first half of 2013 compared with restructuring charges of CHF 115 million, a credit of CHF 91 million related to changes to a retiree benefit plan in the US and a credit of CHF 51 million related to changes to our Swiss pension plan in the first half of 2012, the profit before tax was CHF 1,734 million compared with CHF 391 million. The cost/income ratio improved to 65.2% from 88.7%. On an adjusted basis, the cost/income ratio improved to 65.2% from 89.4%, near the bottom end of our target range of 65% to 85%, as we generated higher revenues with a lower non-variable compensation cost base.

Revenues in Corporate Client Solutions increased 28% to CHF 1,769 million from CHF 1,378 million, mainly due to higher equity capital markets revenues reflecting the result of a large private transaction. This was partly offset by lower advisory revenues as the market fee pool declined. In US dollar terms, revenues increased 26%.

Investor Client Services revenues improved 40% to CHF 3,262 million from CHF 2,330 million. On an adjusted basis, revenues increased 38%. In US dollar terms, adjusted revenues increased 34%. Equities revenues increased 80% to CHF 2,281 million from CHF 1,264 million due to improved performance across all businesses, in particular cash, derivatives and other equities. On an adjusted basis, equities revenues improved 76%. Cash revenues improved mainly as the first half of 2012 included a loss of CHF 349 million related to the Facebook initial public offering. Derivatives benefited from increased client activity and improved trading revenues. In addition, the first half of 2012 included negative adjustments related to own credit methodology revisions. On an adjusted basis, other equities revenues improved, mainly due to revenues on equity investments prior to their transfer to Corporate Center – Non-core and Legacy Portfolio. Foreign exchange, rates and credit revenues declined 8% to CHF 981 million from CHF 1,065 million. Foreign exchange revenues improved due to an increase in volumes across most businesses. This increase was more than offset by lower revenues in rates and credit mainly due to a decline in the rates flow business.

Total operating expenses decreased slightly to CHF 3,281 million from CHF 3,289 million. Adjusted operating expenses decreased 2% to CHF 3,244 million compared with CHF 3,316 million, mainly due to savings resulting from ongoing cost reduction programs and lower charges for provisions for litigation, regulatory and similar matters. These reductions were offset by higher variable compensation accruals, reflecting improved business performance and profitability. In US dollar terms, adjusted operating expenses declined 4%. Personnel expenses were broadly flat at CHF 2,246 million compared with CHF 2,250 million. On an adjusted basis, personnel expenses decreased to CHF 2,258 million from CHF 2,305 million, mainly due to savings resulting from ongoing cost reduction programs, partly offset by higher variable compensation accruals. General and administrative expenses decreased to CHF 902 million from CHF 1,055 million, mainly due to reduced charges relating to provisions for litigation, regulatory and similar matters and lower professional fees. On an adjusted basis, general and administrative expenses decreased to CHF 857 million from CHF 1,040 million.

33

Global Asset Management

Global Asset Management

Profit before tax in the second quarter of 2013 was CHF 138 million compared with CHF 190 million in the first quarter of 2013. Adjusted for a gain of CHF 34 million on the disposal of our Canadian domestic business in the first quarter and restructuring charges in both quarters, profit before tax was CHF 152 million compared with CHF 160 million, mainly due to higher operating expenses. Excluding money market flows, net new money inflows of CHF 1.6 billion from third parties were more than offset by net outflows of CHF 3.0 billion from clients of UBS’s wealth management businesses, resulting in net outflows of CHF 1.3 billion compared with net inflows of CHF 5.1 billion in the prior quarter.

Business division reporting1

	As of or for the quarter ended			% change from		Year-to-date
CHF million, except where indicated	30.6.13	31.3.13	30.6.12	1Q13	2Q12	30.6.13	30.6.12
Net management fees[2]	449	463	429	(3)	5	912	855
Performance fees	41	53	18	(23)	128	94	69
Total operating income	489	517	447	(5)	9	1,006	924
Personnel expenses	239	211	208	13	15	450	415
General and administrative expenses	101	107	101	(6)	0	208	193
Services (to)/from other business divisions	(3)	(4)	(1)	(25)	200	(7)	(2)
Depreciation and impairment of property and equipment	13	11	10	18	30	23	19
Amortization and impairment of intangible assets	2	2	2	0	0	4	4
Total operating expenses[3]	352	327	320	8	10	679	629
Business division operating profit/(loss) before tax	138	190	126	(27)	10	328	295

Key performance indicators[4]
Pre-tax profit growth (%)	(27.4)	28.4	(25.4)			11.2	27.7
Cost/income ratio (%)	72.0	63.2	71.6			67.5	68.1
Net new money growth (%)[5]	(1.3)	(2.1)	(2.5)			(1.8)	(4.1)

Information by business line
Operating income
Traditional investments	295	319	274	(8)	8	614	568
Alternative and quantitative investments	63	73	48	(14)	31	136	116
Global real estate	77	75	75	3	3	151	142
Infrastructure and private equity	10	9	8	11	25	19	16
Fund services	45	41	42	10	7	87	83
Total operating income	489	517	447	(5)	9	1,006	924

Gross margin on invested assets (bps)
Traditional investments	23	25	22	(8)	5	24	23
Alternative and quantitative investments	87	102	65	(15)	34	95	77
Global real estate	73	74	77	(1)	(5)	73	74
Infrastructure and private equity	50	45	40	11	25	48	40
Total gross margin	33	35	32	(6)	3	34	33

1 Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes and restatements due to retrospective adoption of new accounting standards.    2 Net management fees include transaction fees, fund administration revenues (including interest and trading income from lending business and foreign exchange hedging as part of the fund services offering), gains or losses from seed money and co-investments, funding costs and other items that are not performance fees. In addition, in the first quarter of 2013 net management fees included a gain of CHF 34 million on the disposal of our Canadian domestic business.    3 Refer to “Note 19 Changes in organization” in the “Financial information” section of this report for information on restructuring charges.    4 For the definitions of our key performance indicators, refer to the “Measurement of performance” section of our Annual Report 2012.    5 Net new money excludes interest and dividend income.

34

UBS business divisions and Corporate Center

Business division reporting1 (continued)

	As of or for the quarter ended			% change from		Year-to-date
CHF million, except where indicated	30.6.13	31.3.13	30.6.12	1Q13	2Q12	30.6.13	30.6.12

Net new money (CHF billion)[2]
Traditional investments	(2.0)	(3.2)	(2.7)			(5.1)	(10.7)
Alternative and quantitative investments	(0.5)	(0.2)	(1.0)			(0.7)	(1.6)
Global real estate	0.8	0.2	0.3			1.1	0.7
Infrastructure and private equity	(0.3)	0.0	(0.1)			(0.3)	(0.1)
Total net new money	(2.0)	(3.1)	(3.5)			(5.1)	(11.7)
Net new money excluding money market flows	(1.3)	5.1	1.2			3.8	(1.4)
of which: from third parties	1.6	4.2	3.4			5.8	0.4
of which: from UBS’s wealth management businesses	(3.0)	0.9	(2.2)			(2.1)	(1.8)
Money market flows	(0.6)	(8.2)	(4.7)			(8.8)	(10.3)
of which: from third parties	1.1	(4.4)	1.5			(3.3)	(1.3)
of which: from UBS’s wealth management businesses	(1.7)	(3.8)	(6.2)			(5.5)	(9.0)

Invested assets (CHF billion)
Traditional investments	507	521	491	(3)	3	507	491
of which: money market funds	75	76	84	(1)	(11)	75	84
Alternative and quantitative investments	29	29	29	0	0	29	29
Global real estate	43	41	40	5	8	43	40
Infrastructure and private equity	8	8	8	0	0	8	8
Total invested assets	586	599	569	(2)	3	586	569

Assets under administration by fund services
Assets under administration (CHF billion)[3]	422	431	403	(2)	5	422	403
Net new assets under administration (CHF billion)[4]	(4.8)	3.6	10.2			(1.2)	9.9
Gross margin on assets under administration (bps)	4	4	4	0	0	4	4

Additional information
Average attributed equity (CHF billion)[5]	1.8	1.9	2.1	(5)	(14)	1.9	2.3
Return on attributed equity (RoaE) (%)	35.5	40.0	25.7			35.5	25.7
Risk-weighted assets (phase-in, CHF billion)[6]	3.7	4.1		(10)		3.7
Risk-weighted assets (fully applied, CHF billion)[6]	3.6	4.0		(10)		3.6
Return on risk-weighted assets, gross (%)[7]	51.6	53.0	53.6			51.6	53.6
Goodwill and intangible assets (CHF billion)	1.5	1.5	1.5	0	0	1.5	1.5
Personnel (full-time equivalents)	3,760	3,801	3,719	(1)	1	3,760	3,719
1  Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes and restatements due to retrospective adoption of new accounting standards.    2  Net new money excludes interest and dividend income.    3  This includes UBS and third-party fund assets, for which the fund services unit provides professional services, including fund set-up, accounting and reporting for traditional investment funds and alternative funds.    4  Inflows of assets under administration from new and existing funds less outflows from existing funds or fund exits.    5  Refer to the “Capital management” section of our Annual Report 2012 for more information about the equity attribution framework.    6  In accordance with the BIS Basel III framework. Refer to the “Capital management” section of this report for more information.    7  Based on BIS Basel III risk-weighted assets (phase-in) for 2013. Based on Basel 2.5 risk-weighted assets for 2012.

Results: 2Q13 vs 1Q13

Operating income

Total operating income was CHF 489 million compared with CHF 517 million in the first quarter. Adjusted for a gain of CHF 34 million on the disposal of our Canadian domestic business, first quarter operating income was CHF 483 million. Excluding this gain in the first quarter, net management fees in the second quarter were CHF 20 million higher, mainly in traditional investments and fund services. Performance fees were CHF 12 million lower, most markedly in alternative and quantitative investments, which had a strong first quarter.

Operating expenses

Total operating expenses were CHF 352 million compared with CHF 327 million in the first quarter. Restructuring charges were CHF 14 million compared with CHF 4 million. Personnel expenses were CHF 239 million compared with CHF 211 million. Adjusted for restructuring charges of CHF 9 million in the second quarter and a restructuring credit of CHF 2 million in

35

Global Asset Management

the first quarter, personnel costs were CHF 17 million higher. This was mainly due to accounting charges relating to updated assumptions regarding the treatment of deferred compensation and lower forfeiture credits than in the first quarter.

General and administrative expenses were CHF 101 million compared with CHF 107 million in the first quarter. Adjusted for restructuring charges of CHF 2 million in the second quarter and CHF 6 million in the first quarter related to real estate restructuring, general and administrative expenses were CHF 2 million lower, due to lower cost allocations from Corporate Center.

è	Refer to the “Group results” section of this report for more information on adjusting items

Cost/income ratio

The cost/income ratio was 72.0% compared with 63.2% in the first quarter. Adjusted for restructuring charges and the abovementioned gain on disposal of our Canadian domestic business in the first quarter, the cost/income ratio was 69.1% compared with 66.9%, within our target range of 60% to 70%.

Net new money growth

Excluding money market flows, net new money inflows from third parties were CHF 1.6 billion compared with CHF 4.2 billion in the first quarter. These came mainly from sovereign clients and clients serviced from Switzerland and were partially offset by net outflows from clients serviced from Asia Pacific and the Americas. Excluding money market flows, net new money outflows from clients of UBS’s Wealth Management businesses were CHF 3.0 billion compared with net inflows of CHF 0.9 billion in the first quarter and were mainly from clients booked in Switzerland.

Money market net inflows from third parties were CHF 1.1 billion compared with net outflows of CHF 4.4 billion in the first quarter and were mainly from clients serviced from the Americas. Money market net outflows from clients of UBS’s wealth management businesses were CHF 1.7 billion compared with CHF 3.8 billion in the first quarter and were primarily from clients booked in the Americas and Switzerland.

Total net new money outflows were CHF 2.0 billion compared with net outflows of CHF 3.1 billion in the previous quarter. Excluding money market flows, net outflows were CHF 1.3 billion compared with net inflows of CHF 5.1 billion. The annualized net new money growth rate was negative 1.3% compared with negative 2.1% in the first quarter. Our target net new money growth rate range is 3% to 5%.

Invested assets

Invested assets decreased by CHF 13 billion to CHF 586 billion as of 30 June 2013 compared with CHF 599 billion as of 31 March 2013, due to negative currency translation effects of CHF 6 billion, negative market movements of CHF 5 billion, and net new money outflows.

As of 30 June 2013, CHF 75 billion or 13% of invested assets were money market assets and CHF 151 billion or 26% of invested assets were in indexed strategies.

On a regional basis, 33% of invested assets related to clients serviced from Switzerland, 26% from the Americas, 21% from Europe, Middle East and Africa and 20% from Asia Pacific.

Gross margin on invested assets

The total gross margin was 33 basis points compared with 35 basis points in the first quarter. Excluding the abovementioned gain on disposal of our Canadian domestic business in the first quarter, the gross margin remained unchanged as the effect of higher net management fees due to higher average invested assets was offset by lower performance fees. Our target gross margin range is 32 to 38 basis points.

Results by business line: 2Q13 vs 1Q13

Traditional investments

Operating income was CHF 295 million compared with CHF 285 million in the first quarter, excluding the abovementioned gain on disposal of our Canadian domestic business in the first quarter. Higher net management fees due to higher average invested assets during the quarter were partially offset by lower performance fees.

The gross margin was 23 basis points compared with 20 basis points, excluding the abovementioned gain on disposal in the first quarter.

Excluding money market flows, net new money inflows from third parties were CHF 1.3 billion and net outflows from clients of UBS’s wealth management businesses were CHF 2.6 billion, resulting in net outflows of CHF 1.3 billion compared with net inflows of CHF 5.0 billion. Equities net outflows were CHF 2.7 billion compared with net inflows of CHF 5.9 billion as net inflows to indexed strategies were more than offset by net outflows from actively managed strategies. Fixed income net flows were zero compared with net outflows of CHF 2.9 billion. Multi-asset net inflows were CHF 1.4 billion compared with CHF 2.1 billion.

Invested assets were CHF 507 billion as of 30 June 2013 compared with CHF 521 billion as of 31 March 2013. By mandate type, CHF 181 billion of invested assets related to equities, CHF 144 billion related to fixed income, CHF 75 billion related to money markets and CHF 107 billion related to multi-asset mandates, including CHF 6 billion of alternative investments not managed by the alternative and quantitative investments, global real estate or infrastructure and private equity investment areas.

Alternative and quantitative investments

Operating income was CHF 63 million compared with CHF 73 million in the first quarter. Performance fees were lower compared with a strong first quarter and net management fees were higher. As of 30 June 2013, over 40% of alternative and quantitative investments’ performance fee-eligible assets were above their high water marks and a further 45% were within 1% of their high water marks compared with over 85% and 10%, respectively, as of 31 March 2013.

The gross margin was 87 basis points compared with 102 basis points in the first quarter, largely due to lower performance fees.

36

UBS business divisions and Corporate Center

Net new money outflows were CHF 0.5 billion compared with CHF 0.2 billion.

Invested assets were CHF 29 billion as of 30 June 2013, in line with 31 March 2013.

Global real estate

Operating income was CHF 77 million compared with CHF 75 million in the first quarter. The gross margin was 73 basis points compared with 74 basis points. Net new money inflows were CHF 0.8 billion compared with CHF 0.2 billion. Invested assets were CHF 43 billion as of 30 June 2013 compared with CHF 41 billion as of 31 March 2013.

Infrastructure and private equity

Operating income was CHF 10 million compared with CHF 9 million in the first quarter. The gross margin was 50 basis points compared with 45 basis points. Net new money outflows were CHF 0.3 billion compared with zero net flows. Invested assets were CHF 8 billion as of 30 June 2013, in line with 31 March 2013.

Fund services

Operating income was CHF 45 million compared with CHF 41 million in the first quarter. Net administration fees were higher, mainly due to higher average assets under administration during the quarter.

The gross margin on assets under administration was 4 basis points, in line with the first quarter.

Net new assets under administration outflows were CHF 4.8 billion compared with net inflows of CHF 3.6 billion in the first quarter.

Total assets under administration were CHF 422 billion as of 30 June 2013 compared with CHF 431 billion as of 31 March 2013.

Personnel: 2Q13 vs 1Q13

Global Asset Management employed 3,760 personnel as of 30 June 2013, a decrease of 41 from 3,801 as of 31 March 2013. This decrease was mainly due to our ongoing cost management as well as lower allocations from centralized support functions, partly offset by headcount increases in growth areas of the business.

Results: 6M13 vs 6M12

Profit before tax in the first half of 2013 was CHF 328 million compared with CHF 295 million in the first half of 2012. Adjusted for a gain of CHF 34 million on the disposal of our Canadian domestic business in the first half of 2013, credits totaling CHF 46 million related to changes to pension and benefit plans in the first half of 2012 as well as restructuring charges in both periods, profit before tax was CHF 311 million compared with CHF 254 million, mainly due to higher operating income.

Total operating income increased to CHF 1,006 million from CHF 924 million with higher income in all investment and business areas. Excluding the abovementioned gain on disposal, traditional investments operating income was CHF 580 million compared with CHF 568 million. Alternative and quantitative investments operating income was CHF 136 million compared with CHF 116 million, mainly due to higher performance fees. Global real estate operating income was CHF 151 million compared with CHF 142 million. Infrastructure and private equity operating income was CHF 19 million compared with CHF 16 million. Fund services operating income was CHF 87 million compared with CHF 83 million.

Total operating expenses were CHF 679 million compared with CHF 629 million in the first six months of 2012. After adjusting for credits totaling CHF 46 million related to changes to pension and benefit plans in the first half of 2012 and restructuring charges in both periods, operating expenses were CHF 8 million lower in the first half of 2013 due to our ongoing cost reduction program.

Investment performance

A modest positive return for the global stock market in the second quarter masked intra-quarter volatility and a wide dispersion of returns across sectors and countries. While this environment treated active managers unevenly, a majority of our range of equity strategies outperformed their benchmarks for the quarter and a large majority have outperformed for the year-to-date.

In fixed income, following a strong start to the quarter, May and June were more challenging. Statements from the US Federal Reserve on the timing for tapering its quantitative easing program led to an increase in government bond yields and a widening of credit spreads. While in most key strategies our general overweight credit positioning detracted from performance, a number of key strategies still outperformed their benchmarks. Longer-term performance records remained strong.

In global investment solutions, performance of key allocation strategies was mixed, as asset allocation in general detracted from performance, while security selection and currency made positive contributions. Absolute return strategies had slightly negative performance for the quarter.

Among alternative strategies (not shown in the key composites versus benchmark table), our real estate strategies generally delivered positive absolute performance. In alternative and quantitative investments, core single-manager funds and multi-manager fund of hedge funds produced mixed returns for the quarter. Direct infrastructure, infrastructure fund of funds and private equity fund of funds performed in line with their respective investment strategies.

Investment performance versus peers, as represented by a broad range of UBS wholesale funds, remained robust over the long term. Across all asset classes, and on an asset-weighted basis, 49% of our funds rank in the top two quartiles over one year, 73% over three years and 78% over five years.

37

Global Asset Management

Investment performance – key composites versus benchmarks

The table below shows investment performance for approximately 48% of Global Asset Management’s CHF 275 billion actively managed invested assets in traditional investments as of 30 June 2013. This figure excludes CHF 151 billion in passively managed investments, CHF 75 billion in actively managed money market funds and CHF 86 billion in actively managed alternatives (including alternative and quantitative investments, global real estate and infrastructure and private equity).

Annualized
	3 months	1 year	3 years	5 years
Equities
Global Equity Composite vs. MSCI World Equity (Free) Index	+	+	–	+
US Large Cap Equity Composite vs. Russell 1000 Index	+	+	–	–
Pan European Equity Composite vs. MSCI Europe Index (net)	–	–	–	+
Pan European Concentrated Alpha Equity Composite vs. MSCI Europe Index (net)	+	+	+	+
Swiss Equity Composite vs. SPI (Total Return) Index	+	+	–	+
Asian Equity Composite vs. MSCI All Country Asia ex Japan Index	–	–	+	+
Australian Equity Composite vs. S&P/ASX 300 Accumulation Index	+	+	+	+
Emerging Equity Composite vs. Emerging Markets Equity Index	–	–	–	–
US Large Cap Select Growth Equity Composite vs. Russell 1000 Growth Index	–	+	+	+
Fixed income
Global Bond Composite vs. J.P. Morgan GBI Global Traded Index	–	+	+	+
US Bond Composite vs. Barclays U.S. Aggregate Index	–	+	+	–
EUR Aggregate Bonds Composite vs. Barclays Euro Aggregate 500mio+ Index	+	–	+	+
CHF Bonds Ausland Composite vs. Swiss Bond Foreign AAA-BBB (Total Return) Index	+	+	–	+
Australian Bond Composite vs. UBS Australian Composite Bond Index (0+ Yrs)	+	+	+	+
Emerging Bond Composite vs. Emerging Markets Debt Index[1]	–	+	+	–
Global investment solutions
Global Securities Composite vs. Global Securities Markets Index[1]	+	+	+	–
Swiss BVG Balanced Composite vs. BVG Pictet Index 93	+	+	–	–
Dynamic Alpha Composite vs. US T-Bills 30 Day[2]	–	+	+	+
Global Convertible Bonds Composite (hedged in EUR) vs. UBS Global Convertible Index – Global Vanilla Hedged EUR	–	+	–	+

1 Customized benchmark.    2  Benchmark was changed on 1 May 2013 to US T-Bills 30 Day. Periods prior to May 2013 calculated vs. Consumer Price Index.

(+) above benchmark; (-) under benchmark; (=) equal to benchmark. All are before the deduction of investment management fees. Global composites are stated in US dollar terms, except for Global Bond Composite which is stated in Swiss franc terms; all others are in appropriate local currencies (unless otherwise stated). A composite is an aggregation of one or more portfolios in a single group that is representative of a particular strategy, style, or objective. The composite is the asset-weighted average of the performance results of all the portfolios it holds.

Investment performance – collective funds compared with peers

The table below shows investment performance versus peers of UBS Swiss-, Luxembourg-, German- and Irish-domiciled wholesale funds available to clients of UBS’s wealth management businesses and also distributed through other wholesale intermediaries. The UBS fund universe includes all actively managed funds totaling

CHF 92 billion as of 30 June 2013. The peer universe includes all funds registered in countries included in the MSCI Europe Developed Markets Universe. Money market funds and passively managed funds are excluded.

		Annualized
Percentage of fund assets ranking in first or second quartile	1 year	3 years	5 years
Equities	38	62	69
Fixed income	44	60	76
Multi-asset	77	89	81
Real estate and alternative	14	80	88
Total	49	73	78

Source: ThomsonReuters LIM 2.7 (Lipper Investment Management) data extracted 5 July 2013 and analyzed by UBS Global Asset Management. Data shown is the asset-weighted percentage of funds achieving first or second quartile (i.e. above median) ranking in their peer group on a net of fees basis over each time period. Funds are included in the analysis for every time period for which they have a performance record.

38

UBS business divisions and Corporate Center

Retail & Corporate

Profit before tax was CHF 377 million in the second quarter of 2013 compared with CHF 347 million in the prior quarter. Adjusted for restructuring charges, profit before tax increased to CHF 390 million from CHF 362 million, reflecting higher operating income and broadly stable operating expenses. Net new business volume growth was negative 2.7%, reflecting a small number of corporate outflows including an outflow related to the issuance of a banking license to Swiss PostFinance, compared with positive 4.7% in the previous quarter.

Business division reporting1

	As of or for the quarter ended			% change from		Year-to-date
CHF million, except where indicated	30.6.13	31.3.13	30.6.12	1Q13	2Q12	30.6.13	30.6.12
Net interest income	542	531	547	2	(1)	1,072	1,086
Net fee and commission income	304	296	299	3	2	600	602
Net trading income	95	78	63	22	51	173	128
Other income	11	14	30	(21)	(63)	26	41
Income	951	919	939	3	1	1,870	1,857
Credit loss (expense)/recovery	(3)	0	(12)		(75)	(3)	6
Total operating income	948	919	927	3	2	1,867	1,863
Personnel expenses	368	378	421	(3)	(13)	746	577
General and administrative expenses	204	197	223	4	(9)	401	436
Services (to)/from other business divisions	(36)	(37)	(150)	(3)	(76)	(73)	(289)
Depreciation and impairment of property and equipment	36	34	34	6	6	70	67
Amortization and impairment of intangible assets	0	0	0			0	0
Total operating expenses[2]	571	572	528	0	8	1,143	792
Business division operating profit/(loss) before tax	377	347	399	9	(6)	724	1,070

Key performance indicators[3]
Pre-tax profit growth (%)	8.6	(3.9)	(40.5)			(32.3)	32.6
Cost/income ratio (%)	60.0	62.2	56.2			61.1	42.6
Net interest margin (%)	1.57	1.54	1.61			1.56	1.60
Net new business volume growth (%)	(2.7)	4.7	3.3			0.9	3.8
Impaired loan portfolio as a % of total loan portfolio, gross (%)[4]	0.7	0.7	0.7			0.7	0.7

Additional information
Average attributed equity (CHF billion)[5]	4.3	4.4	4.3	(2)	0	4.4	4.7
Return on attributed equity (RoaE) (%)	33.3	31.5	46.0			33.3	46.0
Risk-weighted assets (phase-in, CHF billion)[6]	32.1	33.7		(5)		32.1
Risk-weighted assets (fully applied, CHF billion)[6]	30.4	32.0		(5)		30.4
Return on risk-weighted assets, gross (%)[7]	11.4	11.2	14.8			11.4	14.8
Goodwill and intangible assets (CHF billion)	0.0	0.0	0.0			0.0	0.0
Business volume (CHF billion)	526	534	479	(1)	10	526	479
Client assets (CHF billion)[8]	388	396	343	(2)	13	388	343
Loans, gross (CHF billion)	137.9	138.1	136.6	0	1	137.9	136.6
Due to customers (CHF billion)	128.5	132.1	123.1	(3)	4	128.5	123.1
Secured loan portfolio as a % of total loan portfolio, gross (%)	92.4	92.1	91.0			92.4	91.0
Personnel (full-time equivalents)	9,532	9,652	11,268	(1)	(15)	9,532	11,268

1  Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes and restatements due to retrospective adoption of new accounting standards.    2  Refer to “Note 19 Changes in organization” in the “Financial information” section of this report for information on restructuring charges.    3  For the definitions of our key performance indicators, refer to the “Measurement of performance” section of our Annual Report 2012.    4  Refer to the “Risk management and control” section of this report for more information on impairment ratios.    5  Refer to the “Capital management” section of our Annual Report 2012 for more information about the equity attribution framework.    6  In accordance with the BIS Basel III framework. Refer to the “Capital management” section of this report for more information.    7  Based on BIS Basel III risk-weighted assets (phase-in) for 2013. Based on Basel 2.5 risk-weighted assets for 2012.    8  In 2012, the definition of client assets was refined. Prior periods have been adjusted accordingly. Refer to “Note 35 Invested assets and net new money” in the “Financial information” section of our Annual Report 2012 for more information.

39

Retail & Corporate

Results: 2Q13 vs 1Q13

Operating income

Total operating income increased by CHF 29 million to CHF 948 million as higher income was partially offset by slightly higher credit loss expenses.

Net interest income increased by CHF 11 million to CHF 542 million. The positive effects of selective pricing adjustments, which were implemented mainly towards the end of the previous quarter, and higher treasury-related interest income were partly offset by lower deposit reinvestment rates reflecting the ongoing low interest environment.

Net fee and commission income increased by CHF 8 million to CHF 304 million, mainly due to higher credit card and brokerage income.

Net trading income increased by CHF 17 million to CHF 95 million, reflecting improved client activity levels as well as higher treasury-related income.

Other income decreased by CHF 3 million to CHF 11 million due to lower income related to our investment in SIX Group.

Credit loss expenses were CHF 3 million in the second quarter compared with zero in the previous quarter. The second quarter included net new credit loss allowances of CHF 44 million compared with CHF 14 million in the prior quarter reflecting adjustments on existing positions as well as a small number of new workout cases that were individually reviewed, downgraded and impaired. This was mostly offset by a release of CHF 41 million in collective loan loss allowances in the second quarter compared with a release of CHF 14 million in the prior quarter. The second quarter release was mainly due to the overall improved outlook for relevant industries, as well as the ongoing review of the portfolio.

Operating expenses

Total operating expenses decreased by CHF 1 million to CHF 571 million, reflecting lower personnel expenses which were partly offset by slightly higher general and administrative expenses. Adjusted for restructuring charges of CHF 13 million in the second quarter and CHF 15 million in the first quarter, operating expenses increased by CHF 1 million to CHF 558 million.

Personnel expenses decreased to CHF 368 million from CHF 378 million reflecting lower accruals for untaken vacation.

General and administrative expenses were CHF 204 million compared with CHF 197 million in the previous quarter reflecting higher net charges for provisions for litigation, regulatory and similar matters. This was partly offset by lower restructuring costs.

Net charges out for services to other business divisions were CHF 36 million, almost unchanged from CHF 37 million in the previous quarter. Depreciation expenses were CHF 36 million, a slight increase from CHF 34 million in the first quarter.

è	Refer to the “Group results” section of this report for more information on adjusting items

Cost/income ratio

The cost/income ratio improved by 2.2 percentage points to 60.0% mainly reflecting higher income. Adjusted for restructuring charges, the cost/income ratio improved to 58.7% from 60.6%, which brought it within our target range of 50% to 60%.

Net interest margin

The net interest margin increased 3 basis points to 157 basis points, reflecting 2% higher net interest income and a slightly higher average loan volume. The net interest margin was within the target range of 140 to 180 basis points.

Net new business volume growth

The annualized growth rate for net new business volume was negative 2.7%, reflecting a small number of corporate outflows including an outflow related to the issuance of a banking license to Swiss PostFinance. This compared with positive 4.7% in the previous quarter. Our retail businesses continued to record net inflows from resilient net new client asset inflows and, to a lesser extent, net new loan inflows. Moderate net new loan inflows were in line with our strategy to grow our business in high-quality loans selectively. Net new business volume growth was below the target range of 1% to 4%.

Personnel: 2Q13 vs 1Q13

Retail & Corporate employed 9,532 personnel as of 30 June 2013 compared with 9,652 as of 31 March 2013. This decrease reflected staff reductions including those related to our ongoing cost reduction program.

Results: 6M13 vs 6M12

Profit before tax decreased by CHF 346 million to CHF 724 million from CHF 1,070 million in the first half of 2012, mainly as the first half of 2012 included a credit in personnel expenses of CHF 287 million related to changes to our Swiss pension plan and restructuring charges of CHF 3 million. The first half of 2013 included restructuring charges of CHF 28 million. Adjusted for these items, profit before tax decreased by CHF 34 million to CHF 752 million.

Total operating income increased by CHF 4 million to CHF 1,867 million. Net interest income was CHF 14 million lower at CHF 1,072 million, as ongoing low interest rates continued to affect the deposit margin substantially despite selective pricing adjustments, while the loan margin remained stable. This was partly offset by lower costs related to assets managed centrally by Group Treasury and higher treasury-related income as well as higher income from strong growth in client deposit volumes and to a lesser extent in loans.

Net fee and commission income was CHF 600 million, almost unchanged from CHF 602 million.

40

UBS business divisions and Corporate Center

Net trading income increased to CHF 173 million from CHF 128 million, reflecting higher treasury-related income as well as changes in the fair value of credit default swaps to hedge certain loans. Moreover, client activity levels were higher in the first half of 2013. Other income decreased to CHF 26 million from CHF 41 million in the first half of 2012, reflecting mainly lower income related to our investment in SIX Group.

Credit loss expenses were CHF 3 million in the first half of 2013 compared with a credit loss recovery of CHF 6 million a year earlier. The first half of 2013 included net new credit loss allowances of CHF 58 million reflecting adjustments on existing positions as well as a small number of new workout cases that were individually reviewed, downgraded and impaired compared with CHF 2 million in the previous year. This was mostly offset by collective loan loss allowances, which are based on the overall improved outlook for relevant industries in the first half of 2013 as well as the ongoing review of the portfolio, reflecting a release of CHF 55 million in the first half of 2013 compared with a release of CHF 8 million in the first half of the prior year.

Operating expenses increased to CHF 1,143 million from CHF 792 million, mainly as the first half of 2012 included a credit in personnel expenses of CHF 287 million related to changes to our Swiss pension plan. Adjusted for this and restructuring charges, operating expenses increased by CHF 39 million to CHF 1,115 million, reflecting increased investments in IT and the refurbishment of our branch network as well as higher variable compensation accruals. Moreover, net charges for provisions for litigation, regulatory and similar matters increased.

Personnel expenses increased by CHF 169 million to CHF 746 million, reflecting mainly the aforementioned changes to our Swiss pension plan. Adjusted for this and restructuring charges, personnel expenses decreased by CHF 124 million to CHF 737 million, mainly due to the centralization of operations units at the beginning of the third quarter of 2012. This centralization and subsequent reallocation of the operations units had the effect of reducing personnel as well as general and administrative expenses and decreasing net charges to other business divisions.

è	Refer to the “Significant accounting and financial reporting structure changes” section in the Annual Report 2012 for more information on changes related to the centralization of operations units

Non-personnel expenses increased to CHF 397 million from CHF 215 million in the first half of 2012. Adjusted for restructuring charges of CHF 19 million in the first half of 2013, non-personnel expenses increased by CHF 163 million to CHF 378 million. The abovementioned centralization of operations units led to a decrease in net charges to other business divisions, which was partially offset by a decrease in general and administrative expenses.

41

Corporate Center

Corporate Center

Corporate Center reporting – Total1

	As of or for the quarter ended			% change from		Year-to-date
CHF million, except where indicated	30.6.13	31.3.13	30.6.12	1Q13	2Q12	30.6.13	30.6.12
Income	(77)	207	139			130	900
Credit loss (expense)/recovery[2]	(5)	(2)	10	150		(6)	32
Total operating income excluding own credit	(81)	205	149			124	932
Own credit[3]	138	(181)	239		(42)	(43)	(925)
Total operating income as reported	57	24	388	138	(85)	81	7
Personnel expenses	225	287	175	(22)	29	512	419
General and administrative expenses	862	675	217	28	297	1,537	363
Services (to)/from other business divisions	31	(4)	118		(74)	27	231
Depreciation and impairment of property and equipment	8	31	10	(74)	(20)	39	20
Amortization and impairment of intangible assets	1	1	4	0	(75)	1	9
Total operating expenses[4]	1,127	989	525	14	115	2,116	1,042
Operating profit/(loss) before tax	(1,070)	(964)	(137)	11	681	(2,034)	(1,035)
Operating profit/(loss) before tax excluding own credit	(1,208)	(783)	(376)	54	221	(1,991)	(110)

Additional information
Average attributed equity (CHF billion)[5]	23.7	24.8	23.6	(4)	0	24.3	24.3
Total assets (CHF billion)[6]	524.7	616.5	816.0	(15)	(36)	524.7	816.0
Risk-weighted assets (phase-in, CHF billion)[7]	98.1	114.5		(14)		98.1
Risk-weighted assets (fully applied, CHF billion)[7]	97.5	113.9		(14)		97.5
Personnel before allocations (full-time equivalents)	24,491	25,284	26,183	(3)	(6)	24,491	26,183
Allocations to business divisions (full-time equivalents)	(21,767)	(22,284)	(23,410)	(2)	(7)	(21,767)	(23,410)
Personnel after allocations (full-time equivalents)	2,724	3,000	2,773	(9)	(2)	2,724	2,773

1 Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes, restatements due to retrospective adoption of new accounting standards or due to a change to report own credit gains and losses as part of Corporate Center – Core Functions.    2 Includes credit loss (expense)/recovery on reclassified and acquired securities.    3 Represents own credit changes on financial liabilities designated at fair value through profit or loss. The cumulative own credit loss for such debt held as of 30 June 2013 amounts to CHF 0.3 billion. This loss has increased the fair value of financial liabilities designated at fair value recognized on our balance sheet. Refer to “Note 12 Fair value measurement” in the “Financial information” section of this report for more information.    4 Refer to “Note 19 Changes in organization” in the “Financial information” section of this report for information on restructuring charges.    5 Refer to the “Capital management” section of our Annual Report 2012 for more information about the equity attribution framework.    6 Based on third-party view, i.e., without intercompany balances. Refer to “Note 2 Segment reporting” in the “Financial information” section of this report for more information.    7 In accordance with the BIS Basel III framework. Refer to the “Capital management” section of this report for more information.

42

UBS business divisions and Corporate Center

Corporate Center – Core Functions

Profit before tax in the second quarter was negative CHF 142 million compared with negative CHF 719 million in the previous quarter. Adjusted profit before tax was negative CHF 275 million compared with negative CHF 398 million in the prior quarter. The second quarter included an own credit gain of CHF 138 million compared with a loss of CHF 181 million in the prior quarter. Treasury income remaining in Corporate Center – Core Functions after allocations to the business divisions was negative CHF 136 million compared with negative CHF 255 million in the prior quarter. Furthermore, expenses remaining after allocations to the business divisions and Corporate Center – Non-core and Legacy Portfolio declined by CHF 113 million.

Corporate Center reporting – Core Functions1

	As of or for the quarter ended			% change from		Year-to-date
CHF million, except where indicated	30.6.13	31.3.13	30.6.12	1Q13	2Q12	30.6.13	30.6.12
Income	(155)	(298)	(51)	(48)	204	(453)	22
Credit loss (expense)/recovery	0	0	0			0	0
Total operating income excluding own credit	(155)	(298)	(50)	(48)	210	(453)	22
Own credit[2]	138	(181)	239		(42)	(43)	(925)
Total operating income as reported	(17)	(479)	189	(96)		(496)	(903)
Personnel expenses	72	146	60	(51)	20	218	138
General and administrative expenses	52	94	80	(45)	(35)	146	99
Services (to)/from other business divisions	1	0	3		(67)	1	9
Depreciation and impairment of property and equipment	2	(1)	1		100	1	2
Amortization and impairment of intangible assets	0	0	0			0	0
Total operating expenses[3]	126	239	143	(47)	(12)	365	248
Operating profit/(loss) before tax	(142)	(719)	45	(80)		(861)	(1,150)
Operating profit/(loss) before tax excluding own credit	(280)	(538)	(194)	(48)	44	(818)	(225)

Additional information
Average attributed equity (CHF billion)[4]	11.7	10.9	6.9	7	70	11.3	7.2
Total assets (CHF billion)[5]	224.5	234.3	305.9	(4)	(27)	224.5	305.9
Risk-weighted assets (phase-in, CHF billion)[6]	20.5	19.6		5		20.5
Risk-weighted assets (fully applied, CHF billion)[6]	19.8	19.0		4		19.8
Personnel before allocations (full-time equivalents)	24,228	24,961	25,617	(3)	(5)	24,228	25,617
Allocations to business divisions (full-time equivalents)	(23,222)	(23,869)	(25,175)	(3)	(8)	(23,222)	(25,175)
Personnel after allocations (full-time equivalents)	1,006	1,092	441	(8)	128	1,006	441

Corporate Center – Core Functions – expenses before service allocation to business divisions and CC – Non-core and Legacy Portfolio
Personnel expenses	1,050	1,107	1,039	(5)	1	2,157	1,900
General and administrative expenses	902	1,148	988	(21)	(9)	2,050	1,834
Depreciation and impairment of property and equipment	180	197	168	(9)	7	377	316
Amortization and impairment of intangible assets	1	1	1	0	0	2	1
Total operating expenses before service allocation to business divisions and CC – Non-core and Legacy Portfolio[3]	2,133	2,453	2,197	(13)	(3)	4,586	4,050
Net allocations to business divisions	(2,007)	(2,213)	(2,053)	(9)	(2)	(4,221)	(3,802)
Total operating expenses[3]	126	239	143	(47)	(12)	365	248

1  Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes, restatements due to retrospective adoption of new accounting standards or due to a change to report own credit gains and losses as part of Corporate Center – Core Functions.    2  Represents own credit changes on financial liabilities designated at fair value through profit or loss. The cumulative own credit loss for such debt held as of 30 June 2013 amounts to CHF 0.3 billion. This loss has increased the fair value of financial liabilities designated at fair value recognized on our balance sheet. Refer to “Note 12 Fair value measurement” in the “Financial information” section of this report for more information.    3  Refer to “Note 19 Changes in organization” in the “Financial information” section of this report for information on restructuring charges.    4  Refer to the “Capital management” section of our Annual Report 2012 for more information about the equity attribution framework.    5  Based on third-party view, i.e., without intercompany balances. Refer to “Note 2 Segment reporting” in the “Financial information” section of this report for more information.    6  In accordance with the BIS Basel III framework. Refer to the “Capital management” section of this report for more information.

43

Corporate Center

Results: 2Q13 vs 1Q13

Operating income

Total operating income was negative CHF 17 million in the second quarter of 2013 compared with negative CHF 479 million in the prior quarter. On an adjusted basis, operating income was negative CHF 155 million, unchanged from prior quarter. Results were adjusted for an own credit gain of CHF 138 million in the second quarter. First quarter adjusting items were own credit losses of CHF 181 million, losses of CHF 119 million related to the buyback of debt in a public tender offer, and the foreign currency translation loss of CHF 24 million related to the sale of the remaining proprietary trading business.

Excluding the losses related to the buyback of debt in a public tender offer and the abovementioned foreign currency translation loss in the prior quarter, adjusted Treasury income remaining in Corporate Center – Core Functions, after allocations to the business divisions, was negative CHF 136 million compared with negative CHF 112 million in the prior quarter. This change was mainly due to losses of CHF 85 million related to cross-currency swaps. We also recorded hedge ineffectiveness losses of CHF 24 million arising from the basis risk inherent within our macro cash flow hedge accounting model compared with a loss of CHF 60 million in the prior quarter.

The average size of our multi-currency portfolio of unencumbered, high-quality, short-term assets managed centrally by Group Treasury remained stable. However, the costs associated with managing this portfolio decreased in the second quarter due to reduced funding costs. Furthermore, the second quarter included gains on sales of real estate of CHF 19 million.

è	Refer to the “Group results” section of this report for more information on adjusting items
è	Refer to the “Liquidity and funding management” section of this report for more information on cross-currency swaps

Own credit

An own credit gain on financial liabilities designated at fair value of CHF 138 million was recorded in the second quarter, primarily reflecting the widening of our funding spreads over the quarter, compared with an own credit loss of CHF 181 million in the prior quarter when our funding spreads narrowed.

è	Refer to “Note 12 Fair value measurement” in the “Financial information” section of this report for more information on own credit

Operating expenses

On a gross basis before service allocations to the business divisions and Corporate Center – Non-core and Legacy Portfolio, total operating expenses decreased by CHF 320 million to CHF 2,133 million in the second quarter of 2013. Adjusted operating expenses before service allocations were CHF 2,044 million compared with CHF 2,184 million in the previous quarter, excluding restructuring charges of CHF 89 million in the second quarter and CHF 269 million in the first quarter. This decrease of CHF 140 million was primarily related to lower variable compensation accruals, decreased personnel expenses due to headcount reductions and lower charges for provisions for litigation, regulatory and similar matters.

Personnel expenses decreased by CHF 57 million to CHF 1,050 million, mainly due to lower variable compensation accruals, reduced expenses for vacation accruals and headcount reductions related to the accelerated implementation of our strategy.

General and administrative expenses decreased by CHF 246 million to CHF 902 million, largely due to real estate-related restructuring charges of CHF 219 million in the prior quarter as well as lower charges for provisions for litigation, regulatory and similar matters.

Depreciation decreased to CHF 180 million from CHF 197 million, mainly due to real estate-related restructuring charges in the previous quarter resulting from the recognition of asset impairments.

The business divisions and Non-core and Legacy Portfolio were charged CHF 2,007 million for shared services costs, a decrease of CHF 206 million from the previous quarter, primarily reflecting the aforementioned real estate-related restructuring charges in the first quarter.

Total operating expenses remaining after allocations to the business divisions and Non-core and Legacy Portfolio decreased to CHF 126 million from CHF 239 million in the prior quarter. These costs related to Group governance functions and other corporate activities. The decrease of CHF 113 million was mainly due to reduced expenses for vacation accruals, lower variable compensation accruals as well as lower charges for provisions for litigation, regulatory and similar matters in the second quarter.

Risk-weighted assets

Fully applied BIS Basel III risk-weighted assets increased by CHF 1 billion to CHF 20 billion.

è	Refer to the “Capital management” section of this report for more information

Personnel: 2Q13 vs 1Q13

At the end of the second quarter, Corporate Center – Core Functions employed 24,228 personnel, with 23,222 allocated to the business divisions as well as Non-core and Legacy Portfolio, based on services consumed. The decrease of 733 personnel from the prior quarter mainly related to the accelerated implementation of our strategy. The 1,006 personnel remaining in Corporate Center – Core Functions after allocations were related to Group governance functions, other corporate activities and the ongoing refinement of the allocation keys for the business divisions and Non-core and Legacy Portfolio following the accelerated implementation of our strategy.

44

UBS business divisions and Corporate Center

Results: 6M13 vs 6M12

The result before tax was a loss of CHF 861 million in the first half of 2013 compared with a loss of CHF 1,150 million in the first half of 2012. On an adjusted basis, the result before tax was a loss of CHF 673 million in the first half of 2013 compared with a loss of CHF 233 million in the first half of 2012.

Adjusted operating income excluding own credit as well as the losses related to the buyback of debt in a public tender offer and the abovementioned foreign currency translation loss decreased by CHF 332 million to negative CHF 310 million. Adjusted Treasury income remaining in Corporate Center – Core Functions after allocations to the business divisions decreased by CHF 412 million to negative CHF 248 million. This change was mainly due to hedge ineffectiveness losses of CHF 85 million arising from the basis risk inherent within our macro cash flow hedge accounting model compared with a loss of CHF 3 million in the prior year. The result also included losses of CHF 85 million related to cross-currency swaps. Furthermore, the implementation of an agreement to allocate the income from management of excess liabilities of CHF 60 million to the business divisions reduced Treasury income, as such income was retained in the previous year.

The average size of our multi-currency portfolio of unencumbered, high-quality, short-term assets managed centrally by Group

Treasury remained stable. However, the costs associated with managing this portfolio decreased in the first half of 2013, mainly due to reduced funding costs. The first half of 2013 included CHF 54 million of costs on attributed equity related to the goodwill and intangible assets that arose from the PaineWebber acquisition and was allocated to the business divisions in prior periods. Furthermore, the first half of 2013 included gains on sales of real estate of CHF 19 million compared with gains of CHF 2 million in the first half of 2012.

On a gross basis before service allocations, total operating expenses increased by CHF 536 million to CHF 4,586 million. Adjusted costs before allocations to the business divisions and Non-core and Legacy Portfolio were CHF 4,228 million in the first half of 2013 excluding restructuring charges of CHF 358 million, compared with CHF 4,319 million in the first half of 2012 excluding restructuring charges of CHF 23 million as well as a positive effect of the changes to our Swiss pension plan of CHF 276 million and to our US retiree benefit plan of CHF 16 million. This decrease of CHF 91 million was mainly due to headcount reductions related to the accelerated implementation of our strategy as well as lower technology-related service and marketing costs in the first half of 2013, partly offset by higher charges for provisions for litigation, regulatory and similar matters as well as increased legal fees in the same period.

45

Corporate Center

Corporate Center – Non-core and Legacy Portfolio

A loss before tax of CHF 927 million was recorded in the second quarter compared with a loss of CHF 245 million in the previous quarter. This was mainly due to higher charges for provisions for litigation, regulatory and similar matters, lower revenues in rates and credit within the Non-core portfolio, a lower gain from the revaluation of our option to acquire the SNB StabFund’s equity, an impairment charge related to certain disputed receivables as well as a negative debit valuation adjustment on our derivatives portfolio.

Corporate Center reporting – Non-core and Legacy Portfolio1

	As of or for the quarter ended			% change from		Year-to-date
CHF million, except where indicated	30.6.13	31.3.13	30.6.12	1Q13	2Q12	30.6.13	30.6.12
Non-core	(57)	231	216			174	741
Legacy Portfolio	135	274	(27)	(51)		409	137
of which: SNB StabFund option	122	245	48	(50)	154	366	178
Income	78	506	189	(85)	(59)	584	878
Credit loss (expense)/recovery[2]	(5)	(2)	10	150		(6)	32
Total operating income	73	504	200	(86)	(64)	577	910
Personnel expenses	154	141	115	9	34	295	281
General and administrative expenses	810	580	137	40	491	1,390	265
Services (to)/from other business divisions	30	(4)	116		(74)	26	222
Depreciation and impairment of property and equipment	6	31	9	(81)	(33)	38	18
Amortization and impairment of intangible assets	1	1	4	0	(75)	1	9
Total operating expenses[3]	1,001	749	382	34	162	1,750	794
Operating profit/(loss) before tax	(927)	(245)	(182)	278	409	(1,173)	116
Additional information
Average attributed equity (CHF billion)[4]	12.0	13.9	16.6	(14)	(28)	13.0	17.1
Total assets (CHF billion)[5]	300.3	382.2	510.1	(21)	(41)	300.3	510.1
Risk-weighted assets (phase-in, CHF billion)[6]	77.6	94.9		(18)		77.6
Risk-weighted assets (fully applied, CHF billion)[6]	77.6	94.9		(18)		77.6
Personnel after allocations (full-time equivalents)	1,718	1,908	2,332	(10)	(26)	1,718	2,332

1 Comparative figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes and restatements due to retrospective adoption of new accounting standards.     2 Includes credit loss (expense)/recovery on reclassified and acquired securities.     3 Refer to “Note 19 Changes in organization” in the “Financial information” section of this report for information on restructuring charges.     4 Refer to the “Capital management” section of our Annual Report 2012 for more information about the equity attribution framework.     5 Based on third-party view, i.e. without inter-company balances. Refer to “Note 2 Segment Reporting” in the “Financial information” section of this report for more information.     6 In accordance with the BIS Basel III framework. Refer to the “Capital management” section of this report for more information.

46

UBS business divisions and Corporate Center

Results: 2Q13 vs 1Q13

Operating income

Total operating income was CHF 73 million in the second quarter compared with CHF 504 million in the first quarter. Adjusted for a CHF 27 million trading gain related to the buyback of debt in the prior quarter, operating income decreased by CHF 404 million to CHF 73 million. Non-core income decreased by CHF 288 million, primarily due to lower income from the credit and rates portfolios which benefited from stronger market activity and liquidity in the prior quarter. Non-core income also included a negative debit valuation adjustment in the derivatives portfolio of CHF 21 million compared with a positive adjustment of CHF 37 million in the prior quarter. The revaluation of our option to acquire the SNB StabFund’s equity resulted in a gain of CHF 119 million in the second quarter, primarily due to mark-to-market gains on the fund’s assets, compared with a CHF 240 million gain in the prior quarter. Legacy Portfolio income excluding the SNB StabFund decreased by CHF 16 million in the second quarter, with lower revenues mainly due to the ongoing reduction in risk-weighted assets (RWA) in collateralized debt obligation, municipal and auction rate securities portfolios.

We intend to exercise the option to acquire the SNB StabFund’s equity in the fourth quarter of this year. Based on current estimates, which depend on market valuations and conditions, we anticipate that the option exercise and purchase will have the net effect of increasing RWA by between CHF 3 billion and CHF 7 billion, and of increasing our BIS Basel III CET1 ratio by between 70 and 90 basis points on a fully applied basis 1.

è	Refer to the “Group results” section of this report for more information on adjusting items
è	Refer to the tables “Composition of Non-core” and “Composition of Legacy Portfolio” within the “Risk and treasury management” section of this report for more information

Operating expenses

Total operating expenses increased to CHF 1,001 million from CHF 749 million in the prior quarter. Adjusted for restructuring charges, operating expenses increased by CHF 422 million to CHF 983 million.

Personnel expenses increased by CHF 13 million to CHF 154 million in the second quarter, mainly resulting from the ongoing refinement of the cost allocation keys for costs incurred by Corporate Center – Core Functions and from higher restructuring charges, partly offset by further headcount reductions related to the accelerated implementation of our strategy.

General and administrative expenses increased by CHF 230 million to CHF 810 million, largely due to higher charges for provisions for litigation, regulatory and similar matters of CHF 619 million compared with CHF 346 million. Further, an impairment charge of CHF 87 million related to certain disputed receivables as well as increased legal expenses in the second quarter. The prior quarter included CHF 148 million of real estate-related restructuring charges.

1 Our phase-in BIS Basel III CET1 ratio would improve by between 55 and 80 basis points.

Depreciation decreased to CHF 6 million from CHF 31 million in the previous quarter, mainly due to real estate-related restructuring charges of CHF 25 million resulting from the recognition of asset impairments in the first quarter.

BIS risk-weighted assets

Fully applied BIS Basel III RWA decreased by CHF 17 billion to CHF 78 billion at the end of the second quarter. Within Non-core, significant progress was made in reducing more liquid cash and loan positions. We also increased activity targeted at reducing the number of outstanding over-the-counter (OTC) derivative transactions in the Non-core portfolio by means of negotiated bilateral settlements with specific counterparties, third-party novations and trade compressions. As a result, BIS Basel III RWA for Non-core decreased by CHF 11 billion to CHF 48 billion. At the end of the quarter, Non-core RWA of CHF 48 billion comprised CHF 29 billion credit risk RWA, CHF 10 billion market risk RWA and CHF 9 billion operational risk RWA.

In the Legacy Portfolio, RWA decreased by CHF 6 billion to CHF 30 billion as a result of exiting collateralized debt obligations, municipal swap and student loan auction rate securities positions during the quarter. This comprised CHF 23 billion of credit risk RWA, CHF 1 billion of market risk RWA and CHF 6 billion of operational risk RWA.

è

Refer to the discussions of “Corporate Center – Non-core and Legacy Portfolio” and “Capital management” within the “Risk and treasury management” section of this report for more information on risk-weighted assets

Operating income by business unit: 2Q13 vs 1Q13

Non-core

Total income was negative CHF 57 million in the second quarter of 2013 compared with positive CHF 231 million in the prior quarter. On an adjusted basis, operating income was negative CHF 57 million in the second quarter down from CHF 205 million reported in the first quarter. This was due to lower revenues in credit and rates as well as a negative debit valuation adjustment on our derivatives portfolio in the second quarter compared with a positive adjustment in the prior quarter.

Credit revenues decreased by CHF 140 million to negative CHF 26 million in the second quarter. This was due to lower revenues in structured credit and distressed portfolios, resulting from reduced liquidity and model reserve releases in structured credit and lower mark-to-market gains for distressed assets. Rates revenues decreased to CHF 14 million from CHF 60 million as re-hedging to maintain a risk neutral profile and targeted reductions were executed. Furthermore, the prior quarter included gains from a cross-currency swap unwind. Other Non-core revenues decreased to negative CHF 38 million from CHF 58 million, mainly due to a debit

47

Corporate Center

valuation adjustment on our derivatives portfolio of negative CHF 21 million in the second quarter compared with a debit valuation adjustment of positive CHF 37 million in the prior quarter.

Legacy Portfolio

Total income was CHF 135 million in the second quarter of 2013 compared with CHF 274 million in the prior quarter. This related predominantly to the revaluation of our option to acquire the SNB StabFund’s equity, which resulted in a gain of CHF 119 million in the second quarter, mainly due to mark-to-market gains on the fund’s assets, compared with a gain of CHF 240 million in the prior quarter.

Legacy Portfolio income excluding the SNB StabFund option decreased by CHF 16 million to CHF 13 million.

è

Refer to the “Non-trading portfolios” section within the “Risk, treasury and capital management” section of our Annual Report 2012 for more information on our option to acquire the SNB StabFund’s equity

Personnel: 2Q13 vs 1Q13

At the end of the second quarter of 2013, a total of 1,718 personnel were employed within Non-core and Legacy Portfolio, including the SNB StabFund investment management team, compared with 1,908 at the end of the prior quarter. This reduction included 60 front office personnel and a lower headcount allocation of centralized shared services units.

Results: 6M13 vs 6M12

The result before tax was a loss of CHF 1,173 million in the first half of 2013 compared with a gain of CHF 116 million in the first half of 2012. On an adjusted basis, the result before tax was a loss of CHF 994 million in the first half of 2013 compared with a gain of CHF 115 million in the first half of 2012.

Total operating income decreased to CHF 577 million from CHF 910 million. Adjusted operating income decreased to CHF 550 million from CHF 910 million.

Adjusted Non-core income decreased to CHF 147 million from CHF 741 million due to lower revenues in credit and rates as we focused on RWA and balance sheet reduction following the accelerated implementation of our strategy. In the first half of 2012, these portfolios benefited from increased liquidity with strong two-way client flow that resulted in higher revenues.

Total income in the Legacy Portfolio was CHF 409 million compared with CHF 137 million. The revaluation of our option to acquire the SNB StabFund’s equity resulted in a gain of CHF 359 million in the first half of 2013 compared with a gain of CHF 172 million in the first half of 2012. Excluding the SNB StabFund option, income from the Legacy Portfolio was positive CHF 43 million compared with negative CHF 41 million. The prior year was mainly affected by a net loss related to the sale or liquidation of substantially all assets underlying the settlement with MBIA.

Total operating expenses increased to CHF 1,750 million from CHF 794 million. On an adjusted basis excluding restructuring charges, operating expenses increased by CHF 749 million to CHF 1,544 million, mainly due to higher charges for provisions for litigation, regulatory and similar matters and an impairment charge of CHF 87 million related to certain disputed receivables, partly offset by reduced services consumed.

48

Risk and treasury management Management report

Risk management and control

Risk management and control

Overall, our credit risk profile did not change materially over the quarter and there were no material credit losses in the period. Market risks generated in our trading businesses remained at a low level, reflecting our client-focused and less capital-intensive Investment Bank strategy. Further progress was made in strengthening our operational control framework. Beyond the traditional credit, market and operational risks, the firm continues to be subject to the risks arising from pending and potential litigation.

		Tables
Risk profile of the Group
Banking products	51	Allowances and provisions for credit losses	51
Traded products	51
Market risk	52	Group: management VaR by business division and Corporate Center	52
		Group: management VaR by risk type	52
Interest rate risk in the banking book	53	Interest rate sensitivity – banking book	53
Exposures to selected eurozone countries	55	Exposures to selected eurozone countries	54
		Exposures from single-name CDS referencing Greece, Italy, Ireland, Portugal or Spain	55
Operational risk	55

Risk profile excluding CC – Non-core and Legacy Portfolio
Banking products	56	Allowances and provisions for credit losses	58
Swiss residential mortgage loans	56
Wealth Management	57	Composition of Wealth Management loan portfolio, gross	59
Wealth Management Americas	57	Composition of Wealth Management Americas loan portfolio, gross	59
Investment Bank	57	Investment Bank: banking products	59
		Investment Bank: distribution of net banking products exposure, across internal UBS rating and LGD buckets	59
Global Asset Management	57
Retail & Corporate	57	Composition of Retail & Corporate loan portfolio, gross	60
Corporate Center – Core Functions	57
Market risk	57	Group, excluding CC – Non-core and Legacy Portfolio: management VaR by risk type	60

CC – Non-core and Legacy Portfolio
Non-core	61	Composition of Non-core	62
Legacy Portfolio	61	Composition of Legacy Portfolio	63

50

Risk and treasury management

Risk profile of the Group

This section provides an overview of credit risk (comprising banking products and traded products), market risk, interest rate risk in the banking book, exposure to selected eurozone countries and operational risk across the Group as of 30 June 2013.

Banking products

Gross banking products exposure increased by CHF 15 billion to CHF 471 billion over the quarter, mainly due to increased balances with central banks. CHF 292 billion of banking products related to loans, of which 41% was loans secured by residential and commercial properties in Retail & Corporate, 23% from loans secured by securities within our wealth management businesses and 4% from loans within Non-core and Legacy Portfolio.

è	Refer to the “Risk, treasury and capital management” section of our Annual Report 2012 for information on credit risk, impairment and default

Traded products

Credit risk arising from traded products, after the effects of master netting agreements, but excluding credit valuation adjustments and hedges was materially unchanged at CHF 60 billion. The majority of this exposure related to over-the-counter derivatives, predominantly within the Investment Bank and Non-core and Legacy Portfolio. As counterparty risk for traded products exposure is managed at counterparty level, no split between exposures in the Investment Bank and those in Non-core and Legacy Portfolio is provided.

Allowances and provisions for credit losses1

CHF million, except where indicated	IFRS exposure, gross		Impaired exposure[2]		Specific allowances and provisions for credit losses[3]			Estimated liquidation proceeds of collateral		Impairment ratio (%)
	30.6.13	31.3.13	30.6.13	31.3.13	30.6.13		31.3.13	30.6.13	31.3.13	30.6.13	31.3.13

Group
Balances with central banks	79,035	62,564								0.0	0.0
Due from banks	19,843	19,882	41	45	16		20			0.2	0.2
Loans	279,750	277,770	1,058	1,025	567		529	239	243	0.4	0.4
Guarantees	18,685	14,828	71	72	63	[4]	50	4	5	0.4	0.5
Loan commitments	48,882	46,931	10	17			11		0	0.0	0.0
Banking products Group, excluding CC – Non-core and Legacy Portfolio	446,195	421,974	1,181	1,159	646		611	243	248	0.3	0.3
Banking products Non-core	14,507	22,392	53	463	18		30	0	100	0.4	2.1
Banking products Legacy Portfolio[5]	10,116	11,875	130	115	33		41	97	76	1.3	1.0
Banking products CC – Non-core and Legacy Portfolio	24,623	34,267	183	577	51		71	97	175	0.7	1.7
Total banking products	470,818	456,241	1,364	1,736	697		682	340	424	0.3	0.4

1  Excludes allowances for securities borrowed.    2  Excludes reclassified securities that are not considered impaired.    3  Excludes CHF 60 million (31.3.13: CHF 100 million) in collective loan loss allowances for credit losses.    4  Includes CHF 11 million previously reported under loan commitments.    5  Includes reclassified securities, see “Note 13 Reclassification of financial assets” in the “Financial information” section of this report for more information.

51

Risk management and control

Market risk

Market risk, measured as 1-day, 95% confidence level management value-at-risk (VaR), increased by CHF 2 million to CHF 17 million and remains at low levels by historical standards. The main contributors to VaR are the Investment Bank and Corporate Center – Non-core, mainly credit spread, equity and interest rate risk.

There were no material changes to our VaR model in the second quarter of 2013.

We had no group backtesting exceptions in the second quarter of 2013 and a total of one backtesting exception during the 12 months preceding the end of the quarter.

The following tables show VaR statistics for the Group as a whole, for the Group excluding Non-core and Legacy Portfolio and for each business division and the Corporate Center functions on a standalone basis as well as VaR statistics by risk type.

Statistics at individual levels may not be summed to deduce the corresponding aggregate figures. The minima and maxima for each level may well occur on different days, and likewise the VaR for each business line or risk type, being driven by the extreme loss tail of the corresponding distribution of simulated profits and losses for that business line or risk type, may well be driven by different days in the historical time-series, rendering invalid the simple summation of figures to arrive at the aggregate total.

è	Refer to the “Risk, treasury and capital management” section of our Annual Report 2012 for information on market risk and VaR

Group: management value-at-risk (1-day, 95% confidence, 5 years of historical data)

by business division and Corporate Center

	For the quarter ended 30.6.13						For the quarter ended 31.3.13
CHF million, except where indicated	Min.		Max.		Average	30.6.13	Min.		Max.		Average	31.3.13
Wealth Management	0		0		0	0	0		0		0	0
Wealth Management Americas	1		2		1	1	1		2		1	2
Investment Bank	10		21		14	15	9		28		15	10
Global Asset Management	0		0		0	0	0		0		0	0
Retail & Corporate	0		0		0	0	0		0		0	0
Corporate Center – Core Functions	3		7		5	3	4		11		6	5
Diversification effect[2]	–	[1]	–	[1]	(6)	(4)	–	[1]	–	[1]	(6)	(6)
Group, excluding CC – Non-core and Legacy Portfolio	11		21		15	16	10		33		16	11
Non-core	8		12		10	10	9		13		11	11
Legacy Portfolio	6		8		7	6	6		10		8	7
Diversification effect[3]	–	[1]	–	[1]	(6)	(5)	–	[1]	–	[1]	(9)	(6)
CC – Non-core and Legacy Portfolio	10		13		11	11	6		14		11	12
Diversification effect[4]	–	[1]	–	[1]	(8)	(10)	–	[1]	–	[1]	(8)	(8)
Total management VaR, Group	14		23		17	17	13		33		18	15

1  As the minimum and maximum occur on different days for different business divisions, it is not meaningful to calculate a portfolio diversification effect.    2  Difference between the sum of the standalone VaRs for the business divisions and the “Corporate Center – Core Functions” shown and the VaR for the “Group, excluding CC – Non-core and Legacy Portfolio” as a whole.     3  Difference between the sum of the two standalone VaRs for “Non-core” and “Legacy Portfolio” and the VaR for these two portfolios as a whole.    4  Difference between the sum of the two standalone VaRs for “Group, excluding CC – Non-core and Legacy Portfolio” and the “CC – Non-core and Legacy Portfolio” and the VaR for the Group as a whole.

Group: management value-at-risk (1-day, 95% confidence, 5 years of historical data) by risk type

	For the quarter ended 30.6.13						For the quarter ended 31.3.13
CHF million, except where indicated	Min.		Max.		Average	30.6.13	Min.		Max.		Average	31.3.13
Equities	7		18		11	12	6		16		8	8
Interest rates	9		16		12	11	9		14		11	12
Credit spreads	17		21		19	17	20		31		24	21
Foreign exchange	3		9		6	5	3		9		6	6
Energy, metals and commodities	2		3		2	2	2		5		3	2
Diversification effect	–	[1]	–	[1]	(32)	(28)	–	[1]	–	[1]	(34)	(35)
Total management VaR, Group	14		23		17	17	13		33		18	15
Diversification effect (%)					(65)	(62)					(65)	(70)

1  As the minimum and maximum occur on different days for different risk types, it is not meaningful to calculate a portfolio diversification effect.

52

Risk and treasury management

Interest rate risk in the banking book

The interest rate risk sensitivity figures presented in the following table represent the impacts of +1, ±100 and ±200-basis-point parallel moves in yield curves on present values of future cash flows, irrespective of accounting treatment. For some portfolios, the +1-basis-point sensitivity has been estimated by dividing the +100-basis-point sensitivity by 100. Due to the low level of interest rates, the downward moves by 100/200 basis points are floored to ensure that the resulting interest rates are not negative. This effect, combined with pre-payment risk on US mortgage-related products, results in non-linear behavior of the sensitivity.

In the second quarter of 2013, the USD yield curve steepened considerably, reducing the impact of the aforementioned floor effect for longer maturity cash flows where rates increased (e.g., cash flows related to our available-for-sale portfolio). In contrast, the effect of this flooring on shorter term cash flows (e.g., related to our deposit liabilities), where rate levels were broadly stable over the quarter, was largely unchanged. This has led to significant changes in the reported impacts for the –100 and –200 basis-point parallel moves in the USD yield curve.

è	Refer to the “Non-trading portfolios” section within “Risk, treasury and capital management” section of our Annual Report 2012 for more information on interest rate risk in the banking book

Interest rate sensitivity – banking book 1

CHF million	30.6.13
	–200 bps	–100 bps	+1 bps	+100 bps	+200 bps
CHF	(7.6)	13.5	0.3	32.6	65.0
EUR	79.5	41.4	(0.7)	(62.9)	(122.9)
GBP	15.9	4.0	(0.1)	(8.0)	(15.4)
USD	73.6	(6.2)	2.5	237.7	469.2
Other	(30.1)	(18.9)	0.4	37.6	74.9
Total impact on interest rate-sensitive banking book positions	131.4	33.8	2.5	237.0	470.8

CHF million	31.3.13
	–200 bps	–100 bps	+1 bps	+100 bps	+200 bps
CHF	20.1	33.8	(0.8)	(84.5)	(167.5)
EUR	11.3	(1.5)	(0.6)	(28.3)	(55.2)
GBP	17.9	8.5	(0.1)	(11.0)	(21.7)
USD	(287.1)	(156.6)	4.9	455.2	876.4
Other	(22.9)	(16.5)	0.3	26.6	53.0
Total impact on interest rate-sensitive banking book positions	(260.7)	(132.3)	3.6	358.0	685.1

1 Does not include interest rate sensitivities for credit valuation adjustments on monoline credit protection, US and non-US reference-linked notes and the option to acquire equity of the SNB StabFund. Also not included are the interest rate sensitivities of our inventory of student loan auction rate securities, as from an economic perspective these exposures are not materially affected by parallel shifts in US dollar interest rates, holding other factors constant.

53

Risk management and control

Exposures to selected eurozone countries

CHF million	Total		Banking products (loans, loan commitments, guarantees)				Traded products (counterparty risk from derivatives and securities financing) after master net- ting agreements and net of collateral		Trading inventory (securities and potential benefits/ remaining exposure from derivatives)
30.6.13		Net of hedges[1]	Exposure before hedges		Net of hedges[1]	of which: unfunded	Exposure before hedges	Net of hedges	Net long per issuer
France	11,675	10,453	2,881		1,821	843	2,046	1,884	6,748
Sovereign, agencies and central bank	6,161	5,949	142		53		311	188	5,707
Local governments	20	20	10		10		5	5	5
Banks	1,618	1,618	700		700		754	754	164
Other[2]	3,876	2,867	2,029		1,058		975	936	872
Italy	3,558	2,111	1,976		1,198	937	1,342	672	240
Sovereign, agencies and central bank	823	156	35		35		789	121
Local governments	114	114					94	94	20
Banks	861	861	562		562		266	266	33
Other[2]	1,759	979	1,379		601		193	190	187
Spain	3,484	2,729	2,003		1,402	109	436	282	1,045
Sovereign, agencies and central bank	210	210	21		21				190
Local governments	12	12					11	11	1
Banks	1,536	1,536	1,287	[3]	1,287		194	194	55
Other[2]	1,726	971	695		94		231	77	800
Austria	1,824	1,671	329		329	54	873	719	623
Sovereign, agencies and central bank	1,221	1,068	12		12		723	569	486
Local governments	1	1							1
Banks	397	397	178		178		144	144	75
Other[2]	205	205	139		139		6	6	60
Ireland[4]	1,169	1,169	126		126	0	892	892	151
Sovereign, agencies and central bank
Local governments
Banks	183	183	101		101		21	21	61
Other[2]	986	986	25		25		871	871	90
Belgium	1,136	1,136	490		490	32	317	317	329
Sovereign, agencies and central bank	457	457	5		5		249	249	204
Local governments
Banks	493	493	412		412		47	47	34
Other[2]	186	186	73		73		20	20	92
Portugal	159	36	135		13	11	4	4	19
Sovereign, agencies and central bank	9	9							9
Local governments	0	0							0
Banks	16	16	12		12		4	4	1
Other[2]	133	10	124		1		1	1	8
Greece	67	67	1		1		0	0	66
Sovereign, agencies and central bank	40	40							40
Local governments
Banks	0	0	0		0		0	0
Other[2]	27	27	1		1		0	0	26
Other	164	164	104		104	17	57	57	3
1 Not deducted from the “Net of hedges” exposures are total allowances and provisions for credit losses of CHF 32 million (of which: Austria CHF 11 million, Malta CHF 9 million and France CHF 6 million).    2 Includes corporates, insurance companies and funds.    3 The vast majority of the banking products exposure shown to Spanish banks relates to secured facilities that are collateralized by non-European sovereign debt securities.    4 The majority of the Ireland exposure relates to funds and foreign bank subsidiaries.

54

Risk and treasury management

Exposures from single-name credit default swaps referencing Greece, Italy, Ireland, Portugal or Spain

									Net position
30.6.13	Protection bought						Protection sold		(after application of counterparty master netting agreements)
			of which: counterparty domiciled in GIIPS country		of which: counterparty domicile is the same as the reference entity domicile
CHF million	Notional	RV	Notional	RV	Notional	RV	Notional	RV	Buy notional	Sell notional	PRV	NRV
Greece	1,003	57	2	0	0	0	(1,038)	(61)	172	(207)	15	(19)
Italy	46,157	2,056	360	8	208	3	(43,801)	(2,245)	7,983	(5,628)	341	(531)
Ireland	5,276	41	14	0	0	0	(5,041)	(11)	1,459	(1,224)	68	(37)
Portugal	6,509	293	182	10	0	0	(6,437)	(323)	1,623	(1,550)	97	(128)
Spain	24,545	830	341	45	103	33	(23,483)	(799)	6,149	(5,087)	331	(299)
Total	83,490	3,278	900	63	311	36	(79,800)	(3,439)	17,387	(13,696)	852	(1,014)

Exposures to selected eurozone countries

We continue to monitor and manage our exposures to peripheral European countries closely. Our direct exposures to Greece, Italy, Ireland, Portugal and Spain remains limited. We nevertheless remain vigilant regarding the potential broader implications of adverse developments in the eurozone.

The table “Exposures to selected eurozone countries” provides an overview of our exposures to eurozone countries rated lower than AAA/Aaa by at least one of the major rating agencies on 30 June 2013. This shows an internal risk view of gross and net exposures split by sovereign, agencies and central bank, local governments, banks and other (including corporates, insurance companies and funds). The exposures to Andorra, Cyprus, Estonia, Malta, Monaco, Montenegro, San Marino, Slovakia, and Slovenia are grouped in “Other”.

è	Refer to the “Country risk” section within the “Risk, treasury and capital management” section of our Annual Report 2012 for information on our country risk framework and related exposure measures

Operational risk

Over the past year, we have further enhanced our approach to operational risk identification, aggregation and remediation, using a framework built on four main pillars:

1.	classification of inherent risks through the operational risk taxonomy
2.	assessment of the design and operating effectiveness of controls through the internal control assessment process
3.	assessment of residual risk through the operational risk assessment process
4.	remediation to address identified deficiencies which are outside accepted levels of residual risk

Refining the operational risk framework remains a key strategic goal for 2013. We are focusing on further developing an integrated front-to-back representation of our activities, core controls and risk exposure across functions, as well as enhancing the underlying analytical techniques throughout the organization. Global campaigns to advance the skills of operational risk managers and controllers and to strengthen our risk and control culture support these initiatives.

A program to significantly broaden independent management testing of key controls, with an initial focus on the areas of compliance, financial reporting and information technology, commenced in the second quarter. The program is supported by a further expansion of system-supported processes to ensure continued increases in efficiency.

Efforts continue to extend the use of scenario analysis at all levels and to operationalize the use of risk appetite statements, both as an element of global risk assessments and as an input to strategic business decisions. Implementation of the regulatory remediation process to ensure consistent and standardized oversight of all regulatory remediation activities was completed.

Remediation of the existing portfolio of Group Significant Operational Risk Issues, which are the operational risk issues considered to be of strategic concern to the firm and are owned by members of the Group Executive Board, continued in the second quarter with further issues proposed for closure. In terms of the advanced measurement approach model used for the calculation of operational risk regulatory capital, the proposed model parameters for 2013 were approved by FINMA in April and have been fully implemented.

55

Risk management and control

Risk profile excluding Corporate Center –

Non-core and Legacy Portfolio

This section provides an overview of banking products exposures and market risk for the Group, excluding positions within Non-core and Legacy Portfolio as of 30 June 2013.

Our Swiss corporate and retail portfolios continued to perform well. There are some signs of a deceleration in the increase in Swiss real estate prices and, in some regions, particularly those considered to be the most overheated, prices declined slightly. We continue to closely monitor developments in Swiss real estate prices and broader macro-economic developments in our home market, particularly given potential implications from any deterioration in the eurozone.

For our businesses outside Switzerland, the levels and mix of credit exposure arising from lending were broadly unchanged over the quarter. Corporate lending within the Investment Bank continued to be predominantly investment grade. Our level of loan underwriting activity was steady, continuing to give rise to concentrated exposures to lower-rated credits, albeit of a temporary nature. Distribution of loans through syndication and securitization continued to be sound, although near-term demand for fixed-rate USD high-yield paper will likely be influenced by investors’ concerns about how and when the Federal Reserve will scale back monetary stimulus.

Wealth management loan portfolios increased modestly, by 3% over the quarter. This marked a 17% increase over the preceding 12-month period, in line with our strategy to selectively grow these businesses.

VaR at the end of the second quarter was CHF 16 million compared with CHF 11 million at the end of the prior quarter. With VaR for the Group excluding Non-core and Legacy Portfolio being maintained at such low levels, and with the loss of diversification benefit from businesses transferred to Non-core, point-in-time changes on a relative basis are likely to be more pronounced. Average daily VaR, which is more indicative of levels of market risk during the period, declined by CHF 1 million to CHF 15 million.

Banking products

Gross banking products exposures across our business divisions and the Corporate Center – Core Functions increased by CHF 24 billion to CHF 446 billion over the second quarter 2013. This increase was mainly due to a higher level of balances with central banks.

Swiss residential mortgage loans

Our largest loan portfolio continues to be our mortgage loan portfolio, which principally comprises loans within Switzerland secured by residential and commercial real estate. These mortgage loans mainly originate from Retail & Corporate but also include mortgage loans originating from Wealth Management. The majority of these mortgage loans, CHF 123 billion, relate to residential properties that the borrower either occupies or rents out and are full recourse to the borrower.

Approximately 70% of the Swiss residential mortgage loan portfolio relates to properties occupied by the borrower. The average loan-to-value (LTV) of this portfolio was 52% at the end of the second quarter of 2013 compared with 55% at the end of the prior quarter. The decrease was due to the annual adjustment of collateral values based on changes in real estate price indices. The average LTV for newly originated loans in the quarter was 62%, unchanged from the previous quarter.

56

Risk and treasury management

Approximately 30% of the Swiss residential mortgage loan portfolio relates to properties rented out by the borrower. The average LTV of this portfolio was 57% at the end of the second quarter of 2013 compared with 58% at the end of the prior quarter. The average LTV for newly originated loans in the quarter was 55% compared with 59% in the previous quarter.

Over 99% of the aggregate amount of Swiss residential mortgage loans would continue to be covered by the real estate collateral even if the value assigned to that collateral were to decrease by 20%.

Wealth Management

Gross banking products exposures arising in Wealth Management increased by CHF 2 billion to CHF 101 billion, mainly due to increased levels of lending. CHF 95 billion of this amount related to loans, over 99% of which is secured, mainly by cash, securities and residential property.

Wealth Management Americas

Gross banking products exposures in Wealth Management Americas remained unchanged at CHF 49 billion. CHF 35 billion of this amount related to loans, over 99% of which is secured, mainly by securities and residential property.

Investment Bank

Gross banking products exposures arising in the Investment Bank increased by CHF 3 billion to CHF 68 billion.

The table “Investment Bank: banking products” provides a breakdown of the loans, guarantees and loan commitments components of this exposure, both gross and net of allowances, provisions and single-name credit hedges.

The effect of portfolio hedges, such as index credit default swaps (CDS), and CHF 380 million of loss protection from the subordinated tranches of structured credit protection have not been reflected in this view.

At the end of the second quarter of 2013, and based on internal ratings, 55% of the Investment Bank’s net banking products exposure was classified as investment grade compared with 57% at the end of the prior quarter. The vast majority of the exposure had estimated loss given defaults of less than 50%.

Global Asset Management

Gross banking products exposure within Global Asset Management was less than CHF 1 billion at the end of the quarter and mainly related to interbank business.

Retail & Corporate

Gross banking products exposure within Retail & Corporate decreased slightly to CHF 157 billion. CHF 138 billion of this amount related to loans, 92% of which was secured by collateral, mainly residential and commercial property. Based on our internal ratings, 53% of the unsecured amount was rated investment grade, 60% related to cash-flow-based lending to corporate counterparties and 22% related to lending to public authorities.

Corporate Center – Core Functions

Gross banking products exposure within Corporate Center – Core Functions increased to CHF 70 billion and arises in connection with treasury activities and predominantly consists of balances with central banks.

Market risk

Management VaR for the Group, excluding Corporate Center – Non-core and Legacy Portfolio, was CHF 16 million at the end of the second quarter of 2013, up from CHF 11 million at the end of the prior quarter. Average VaR decreased by CHF 1 million to CHF 15 million.

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Risk management and control

Allowances and provisions for credit losses1

CHF million, except where indicated	IFRS exposure, gross		Impaired exposure		Specific allowances and provisions for credit losses[2]			Estimated liquidation proceeds of collateral		Impairment ratio (%)
	30.6.13	31.3.13	30.6.13	31.3.13	30.6.13		31.3.13	30.6.13	31.3.13	30.6.13	31.3.13

Group, excluding CC – Non-core and Legacy Portfolio
Balances with central banks	79,035	62,564								0.0	0.0
Due from banks	19,843	19,882	41	45	16		20			0.2	0.2
Loans	279,750	277,770	1,058	1,025	567		529	239	243	0.4	0.4
Guarantees	18,685	14,828	71	72	63	[3]	50	4	5	0.4	0.5
Loan commitments	48,882	46,931	10	17			11		0	0.0	0.0
Banking products	446,195	421,974	1,181	1,159	646		611	243	248	0.3	0.3

Wealth Management
Balances with central banks	619	378								0.0	0.0
Due from banks	919	1,047			0					0.0	0.0
Loans	95,059	93,181	63	64	45		46	20	19	0.1	0.1
Guarantees	2,270	2,297								0.0	0.0
Loan commitments	1,752	1,413								0.0	0.0
Banking products	100,618	98,317	63	64	45		46	20	19	0.1	0.1

Wealth Management Americas
Balances with central banks	10,763	13,046								0.0	0.0
Due from banks	1,630	1,460								0.0	0.0
Loans	34,813	32,720	15	16	16		16			0.0	0.0
Guarantees	407	412								0.0	0.0
Loan commitments	1,165	1,240								0.0	0.0
Banking products	48,779	48,878	15	16	16		16	0	0	0.0	0.0

Investment Bank
Balances with central banks	290	462								0.0	0.0
Due from banks	12,198	12,308								0.0	0.0
Loans	11,336	12,684	52	20	14		7			0.5	0.2
Guarantees	6,571	2,589	45	45	44		44			0.7	1.7
Loan commitments	37,882	37,346	6	6	0		0			0.0	0.0
Banking products	68,279	65,389	103	72	58		51	0	0	0.2	0.1

Global Asset Management
Balances with central banks										0.0	0.0
Due from banks	631	656								0.0	0.0
Loans	232	295								0.0	0.0
Guarantees	0	0								0.0	0.0
Loan commitments	52	0								0.0	0.0
Banking products	915	950	0	0	0		0	0	0	0.0	0.0

Retail & Corporate
Balances with central banks	6	2,305								0.0	0.0
Due from banks	2,985	2,605	41	45	16		20			1.4	1.7
Loans	137,855	138,052	928	925	492		460	219	224	0.7	0.7
Guarantees	9,424	9,513	26	27	19	[3]	6	4	5	0.3	0.3
Loan commitments	7,135	6,930	4	11			11		0	0.1	0.2
Banking products	157,405	159,405	1,000	1,008	527		498	223	229	0.6	0.6

Corporate Center – Core Functions
Balances with central banks	67,356	46,373								0.0	0.0
Due from banks	1,479	1,807								0.0	0.0
Loans	455	838								0.0	0.0
Guarantees	14	16								0.0	0.0
Loan commitments	895	2								0.0	0.0
Banking products	70,199	49,035	0	0	0		0	0	0	0.0	0.0

1  Excludes allowances for securities borrowed.    2  Excludes CHF 60 million (31.3.13: CHF 100 million) in collective loan loss allowances for credit losses.    3  Includes CHF 11 million previously reported under loan commitments.

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Risk and treasury management

Composition of Wealth Management loan portfolio, gross

	30.6.13		31.3.13
	CHF million	%	CHF million	%
Secured by residential property	32,015	33.7	31,574	33.9
Secured by commercial/industrial property	2,023	2.1	2,010	2.2
Secured by cash	11,953	12.6	12,412	13.3
Secured by securities	40,537	42.6	39,408	42.3
Secured by guarantees and other collateral	8,083	8.5	7,248	7.8
Unsecured loans	449	0.5	529	0.6
Total loans, gross	95,059	100.0	93,181	100.0
Total loans, net of allowances and credit hedges	95,011		93,132

Composition of Wealth Management Americas loan portfolio, gross

	30.6.13		31.3.13
	CHF million	%	CHF million	%
Secured by residential property	4,875	14.0	4,180	12.8
Secured by commercial/industrial property		0.0		0.0
Secured by cash	766	2.2	737	2.3
Secured by securities	27,590	79.3	26,186	80.0
Secured by guarantees and other collateral	1,389	4.0	1,400	4.3
Unsecured loans[1]	193	0.6	218	0.7
Total loans, gross	34,813	100.0	32,720	100.0
Total loans, net of allowances and credit hedges	34,796		32,702

1 Includes credit card exposure.

Investment Bank: banking products1

	Banking products
CHF million	30.6.13	31.3.13
Total exposure, before deduction of allowances, provisions and hedges	58,569	55,812
Less: allowances, provisions	(36)	(36)
Less: credit protection bought (credit default swaps, notional)	(13,258)	(13,663)
Net exposure after allowances, provisions and hedges	45,275	42,113

1 Banking products: risk view, excludes balances with central banks, due from banks and internal risk adjustments.

Investment Bank: distribution of net banking products exposure, across internal UBS rating and loss given default (LGD) buckets

CHF million, except where indicated			30.6.13						31.3.13
				LGD buckets				Weighted average LGD (%)	Exposure	Weighted average LGD (%)
Internal UBS rating	Moody’s Investors Service mapping	Standard & Poor’s mapping	Exposure	0–25%	26–50%	51–75%	76–100%
Investment grade	Aaa to Baa3	AAA to BBB–	25,104	7,178	11,122	1,838	4,966	46	23,956	36
Sub-investment grade			20,171	10,713	6,378	2,778	302	27	18,157	23
of which: 6–9	Ba1 to B1	BB+ to B+	13,615	8,082	2,819	2,434	280	26	12,721	21
of which: 10–12	B2 to Caa	B to CCC	6,411	2,520	3,524	345	22	29	5,295	27
of which:13 and defaulted	Ca and lower	CC and lower	145	110	34	0	0	12	141	12
Net banking products exposure, after application of credit hedges[1]			45,275	17,891	17,500	4,616	5,268	37	42,113	30

1 Banking products: risk view, excludes balances with central banks, due from banks and internal risk adjustments.

59

Risk management and control

Composition of Retail & Corporate loan portfolio, gross

	30.6.13		31.3.13
	CHF million	%	CHF million	%
Secured by residential property	99,149	71.9	99,005	71.7
Secured by commercial/industrial property	20,316	14.7	20,054	14.5
Secured by cash	243	0.2	227	0.2
Secured by securities	1,381	1.0	1,439	1.0
Secured by guarantees and other collateral	6,242	4.5	6,416	4.6
Unsecured loans	10,524	7.6	10,910	7.9
Total loans, gross	137,855	100.0	138,052	100.0
Total loans, net of allowances and credit hedges	137,307		137,496

Group, excluding CC – Non-core and Legacy Portfolio: management value-at-risk

(1-day, 95% confidence, 5 years of historical data) by risk type

	For the quarter ended 30.6.13						For the quarter ended 31.3.13
CHF million, except where indicated	Min.		Max.		Average	30.6.13	Min.		Max.		Average	31.3.13
Equities	6		18		10	10	6		16		8	7
Interest rates	9		18		13	9	10		15		11	12
Credit spreads	13		17		15	13	14		26		19	16
Foreign exchange	3		9		6	5	2		9		5	5
Energy, metals and commodities	2		4		3	2	2		5		3	2
Diversification effect	–	[1]	–	[1]	(30)	(24)	–	[1]	–	[1]	(31)	(32)
Total management VaR, Group, excluding CC – Non-core and Legacy Portfolio	11		21		15	16	10		33		16	11

1 As the minimum and maximum occur on different days for different risk types, it is not meaningful to calculate a portfolio diversification effect.

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Risk and treasury management

Corporate Center – Non-core and Legacy Portfolio

Within Non-core, significant progress was made in further reducing more liquid bond and loan positions. The Non-core balance sheet decreased by CHF 78 billion primarily due to lower positive replacement values (PRV), which mainly resulted from changes in market interest rates. We also increased activity targeted at reducing the number of outstanding over-the-counter (OTC) derivative transactions by means of negotiated bilateral settlement with specific counterparties, third-party novations or agreements to net down trades with other dealer counterparties. As a result BIS Basel III risk-weighted assets (RWA) were reduced by CHF 11 billion. In the Legacy Portfolio, balance sheet assets decreased by CHF 4 billion and RWA decreased by CHF 6 billion.

An overview of the composition of Non-core and Legacy Portfolio is presented on the following pages, including position and RWA information for the current and the prior quarter. The groupings of positions by category and the order in which these are listed are not necessarily representative of the magnitude of the risks associated with them, nor do the metrics shown in the tables necessarily represent the risk measures used to manage and control these positions. For example, OTC derivatives trading is largely conducted on a collateralized basis and under bilateral International Swaps and Derivatives Association (ISDA) or ISDA-equivalent master netting agreements, which allow for the close-out and netting of PRV with negative replacement values (NRV) in the event of default. The funded assets and PRV measures presented are intended to provide additional transparency regarding progress in the execution of our strategy to exit these positions. PRV are affected by market factors outside the control of UBS, for example by interest rate movements.

è	Refer to the “Regulatory and legal developments and financial reporting changes” section of this report for more information on changes to the definition of funded assets

Non-core

Beginning in the first quarter of 2013, the non-core businesses formerly in the Investment Bank were transferred to and are now managed and reported in Non-core. These positions are capital and balance sheet intensive or are in areas with high operational complexity and long-tail risks.

Non-core consists of a large number of diversified and mostly liquid or well-collateralized positions previously originated mainly within the Investment Bank’s rates and credit businesses. The majority of Non-core positions consist of OTC derivatives reported as replacement values on UBS’s balance sheet. Non-core RWA totaled CHF 48 billion at the end of the quarter, of which CHF 29 billion was credit risk RWA, CHF 10 billion market risk RWA and CHF 9 billion operational risk RWA. In contrast to the Legacy Portfolio, credit risk from counterparty exposures in Non-core is well diversified by both currency and geography, and single-name exposures are limited. Over 95% of gross PRV was collateralized. Overall market risk is hedged subject to market liquidity and primarily relates to liquid risk factors. In terms of valuation methodology, funded assets and PRV classified as level 3 totaled CHF 4 billion, or 2% of total Non-core assets.

Legacy Portfolio

The Legacy Portfolio was created in the fourth quarter of 2011 and comprises positions previously originated in the Investment Bank as well as our option to purchase the equity of the SNB StabFund. Legacy Portfolio RWA totaled CHF 30 billion at the end of the quarter, of which CHF 23 billion was credit risk RWA, CHF 1 billion market risk RWA and CHF 6 billion operational risk RWA. The majority of Legacy Portfolio positions are relatively concentrated and illiquid. In terms of valuation methodology, funded assets and PRV classified as level 3 totaled CHF 7 billion, or 19% of total Legacy Portfolio assets.

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Risk management and control

Composition of Non-core

CHF billion, except where indicated

Exposure category		Description	Changes in 2Q13	RWA[1]		Funded assets[2]		PRV[3]
				30.6.13	31.3.13	30.6.13	31.3.13	30.6.13	31.3.13
Credit	Loans and distressed trading	Corporate lending, distressed credit trading, asset-based lending, syndicated loans, structured financing and structured repo exposures.	Decrease in funded assets reflects ongoing risk reduction activity through sales, assignments and repayments, leading to a reduction in RWA.	13.0	18.9	5.3	7.3	0.0	0.1
	Cash and CDS	Primarily CDS.	Decrease in funded assets and PRV due to ongoing exit of cash positions as well as transfer to Non-core structured credit portfolio of certain residual positions for risk management purposes.			0.8	2.5	0.6	9.4
	Structured credit	Tranches of structured credit products, liquid index tranches, credit-linked notes, special-purpose vehicles and bond repackaged notes with granular risk characteristics and average remaining maturity of 4 to 5 years. This portfolio is managed under a correlation trading strategy.	Increase in funded assets and PRV mainly due to transfer from Non-core cash and CDS portfolio. Increase in PRV partly offset by unwinds, novations and trade netting of selected positions with counterparties resulting in RWA reduction.			1.4	0.6	18.6	14.7
Rates	Sovereign and cash trading	Government bonds and related cash products with relatively high liquidity.	Reduction in funded assets reflects closing out of cash positions.	23.0	28.6	0.0	3.4	0.0	0.0
	Linear OTC	Primarily vanilla interest rate, inflation, basis, flow commodities and cross currency swaps for all major currencies and some emerging markets. Over 95% of gross PRV is collateralized. Approximately 50% of the current gross PRV is due to mature by 2019.	Reduction in funded assets upon transfer of Brazilian Government Bonds to the Investment Bank’s emerging markets business. Interest rate movements contributed significantly to the decrease in PRV, which was also supported by trade unwinds and netting of selected positions with counterparties. This activity on the main swap portfolios has driven the RWA reduction.			1.9	2.4	155.6	199.7
	Non-linear OTC	Vanilla and structured options. Over 95% of gross PRV is collateralized. Non-linear exposures are typically longer dated than linear exposures.	Decrease in PRV due to interest rate movements.			0.5	0.5	53.2	66.7
Other		Exposures to precious metal deposits, equities and CVA hedging.	Decrease in funded assets mainly due to a reduction in physical gold holdings held on behalf of clients and a decrease in gold price. RWA reduction due to close out of certain equity positions.	3.1	3.7	5.1	9.6	0.8	0.9
Operational risk		Operational risk RWA allocated to Non-core.	Increase in RWA reflects increase in overall Group operational risk RWA along with a revised allocation.	8.5	7.8	–	–	–	–
Total				47.6	59.0	15.0	26.3	228.8	291.4

1 Fully applied and phase-in BIS Basel III RWA.     2 Funded assets are defined as total IFRS balance sheet assets less positive replacement values (PRV) and collateral delivered against over-the-counter (OTC) derivatives (CHF 22.4 billion as of 30.6.13 and CHF 26.1 billion as of 31.3.13).     3 Positive replacement values (gross exposure excluding the impact of any counterparty netting).

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Risk and treasury management

Composition of Legacy Portfolio

CHF billion, except where indicated

Exposure category	Description	Changes in 2Q13	RWA [1]		Funded assets [2]		PRV [3]
			30.6.13	31.3.13	30.6.13	31.3.13	30.6.13	31.3.13
Collateralized debt obligations (CDO)	Includes ABS, RMBS, CDO, CMBS and CLO bonds as well as single-name CDS trades referencing these asset classes.	Decrease in funded assets, PRV and RWA due to sale of CDO positions, restructurings and maturity roll off. RWA reduced >70% since 30.9.11.	6.6	10.2	2.9	3.2	0.9	1.2
Reference-linked notes (RLN) [4]	RLN consist of a series of transactions, predominantly issued in note form, whereby UBS purchased credit protection on a reference portfolio of fixed income assets.	Decrease in RWA due to both reduction and improvement in reference asset exposure. RWA reduced > 50% since 30.9.11.	4.7	5.8	2.0	2.2	0.8	0.6
Muni swaps and options	Swaps and options on US state and local governments.	Decrease in PRV due to interest rate movements supported by unwind activity which has reduced RWA.	2.0	2.4	–	–	4.0	4.8
Monolines [4]	Primarily credit default swap (CDS protection) purchased from monoline insurers to hedge specific positions. This exposure is materially hedged via single-name credit default swaps.	Total fair value of CDS protection was stable at CHF 0.5 billion (of which CHF 0.2 billion from monolines rated BBB and above) after cumulative CVA of CHF 0.1 billion. RWA decrease from certain trade unwinds along with certain counterparty rating upgrades.	3.0	4.6	–	–	0.5	0.5
Auction rate securities (ARS) [4]	Primarily student loan ARS. Over 98% of student loan ARS exposures were rated BB– and above as of 30.6.13, with over 93% of the collateral backed by Federal Family Education Loan Program guaranteed collateral.	Reduction in funded assets and RWA mainly due to sales of student loan ARS. Student loan ARS decreased to CHF 2.4 billion from CHF 3.8 billion. RWA reduced > 80% since 30.9.11.	2.9	3.4	5.7	7.2	–	–
Real estate assets	Primarily CDS on ABS and CMBX[5] derivatives positions and CMBS cash bonds.	Decrease in PRV from CDS trade netting of selected positions with counterparties. Trading book securitization RWA is based on the greater of UBS’s overall net long or net short positions. In the second quarter, the applicable net position for UBS has changed, resulting in increased RWA for this specific portfolio. RWA reduced >70% since 30.9.11.	1.7	1.5	0.4	0.5	1.5	1.9
Loan to BlackRock fund [4]	Loan to SPV managed by BlackRock Financial Management Inc. The loan’s LTV ratio was below 70% as of 30.6.13.	The outstanding loan balance (including amounts held in escrow) decreased by CHF 0.2 billion to CHF 3.0 billion reflecting repayment of principal.	0.7	0.8	3.0	3.2	–	–
SNB StabFund option [4]	Represents the value of UBS’s option to purchase the equity of the SNB StabFund. The option value is directly deducted from equity.	The value of the option increased from CHF 2,425 million to CHF 2,535 million, including a model reserve of CHF 64 million on 30.6.13. We expect to exercise the option in the fourth quarter.	–	–	–	–	2.5	2.4
Other	Includes a number of smaller positions.	Decrease in PRV mainly due to FX movements. RWA reduction from application on new maximum loss calculation on securitization exposures.	2.0	3.0	3.8	3.8	5.0	5.4
Operational risk	Operational risk RWA allocated to the Legacy Portfolio.	Increase in RWA reflects increase in overall Group operational risk RWA along with a revised allocation as a result of increased loss provisioning.	6.5	4.2	–	–	–	–
Total			30.0	35.9	17.8	20.1	15.2	16.8

1 Fully applied and phase-in BIS Basel III RWA.    2 Funded assets are defined as total IFRS balance sheet assets less positive replacement values (PRV) and collateral delivered against over-the-counter (OTC) derivatives (CHF 1.1 billion as of 30.6.13 and CHF 1.5 billion as of 31.3.13).    3 Positive replacement values (gross exposure excluding the impact of any counterparty netting).    4 Refer to our 2012 Annual Report for more information on our exposures to reference-linked notes, monoline insurers, auction rate securities, the loan to BlackRock fund and the SNB StabFund option.    5 Index of CMBS.

63

Balance sheet

Balance sheet

As of 30 June 2013, our balance sheet stood at CHF 1,129 billion, a decrease of CHF 85 billion from 31 March 2013. Funded assets, which represent total assets excluding positive replacement values and collateral delivered against over-the-counter derivatives, were reduced by CHF 32 billion to CHF 765 billion, mainly in the Corporate Center – Non-core and Legacy Portfolio and the Investment Bank, primarily due to a reduction in trading portfolio assets and reflecting the ongoing implementation of our strategy.

Assets

Product category view

Positive replacement values decreased by CHF 50 billion, primarily in the Non-core and Legacy Portfolio, mainly as interest rate contract replacement values fell due to upward shifts in interest rate yield curves and reduced notional volumes. Collateral trading assets, which include reverse repurchase agreements and cash collateral on securities borrowed, declined by CHF 28 billion. This included a reduction of CHF 20 billion due to a re-balancing of our multi-currency portfolio of unencumbered, high-quality, short-term assets managed centrally by Group Treasury from reverse repurchase agreements to cash and balances with central banks. The remaining CHF 8 billion reflects reduced trading activity, mainly in Group Treasury. Trading portfolio assets were reduced by CHF 25 billion, primarily due to lower holdings of both debt and equity instruments in both the Investment Bank and Non-core and Legacy Portfolio, reflecting the ongoing execution of our strategy. Lending assets decreased by CHF 2 billion as increased lombard and residential mortgage lending in our wealth management businesses was more than offset by reductions in loan balances in both the Investment Bank and the Non-core and Legacy Portfolio. These decreases were partly offset by a CHF 17 billion increase in cash and balances with central banks, primarily due to the abovementioned re-balancing of the multi-currency portfolio of unencumbered, high-quality, short-term assets. In addition, financial investments available-for-sale and other assets both increased by CHF 2 billion.

è	Refer to the “Regulatory and legal developments and financial reporting changes” section of this report for more information on changes to the definition of funded assets
è	Refer to the “Balance sheet” and Notes 10 through 16 in the “Financial information” section of this report for more information

Divisional view

Most of the total asset reduction occurred within the Non-core and Legacy Portfolio, reflecting the ongoing implementation of our strategy to reduce this portfolio. Total Non-core and Legacy Portfolio assets decreased by CHF 82 billion to CHF 300 billion and funded assets decreased by CHF 14 billion to CHF 33 billion, mainly due to a reduction in trading portfolio assets and sales of auction rate securities classified as loans. Investment Bank total

64

Risk and treasury management

Total assets and funded assets by reporting segment

	30.6.13					31.3.13
CHF billion	Investment Bank	CC – Non- core and Legacy Portfolio	CC – Core Functions	Other business divisions	UBS	Investment Bank	CC – Non- core and Legacy Portfolio	CC – Core Functions	Other business divisions	UBS
Total IFRS assets	272	300	224	333	1,129	263	382	234	334	1,214
Less: positive replacement values	(83)	(244)	0	(4)	(332)	(70)	(308)	0	(4)	(382)
Less: collateral delivered against OTC derivatives[1]	(9)	(24)[2]	0	0	(32)	(7)	(28)[2]	0	0	(35)
Funded assets	179	33	224	329	765	186	46	234	330	797

1 Mainly consists of cash collateral receivables on derivative instruments and reverse repurchase agreements.    2 Non-core: CHF 22 billion as of 30 June 2013 (CHF 26 billion as of 31 March 2013). Legacy Portfolio: CHF 1 billion as of 30 June 2013 (CHF 2 billion as of 31 March 2013).

assets increased by CHF 9 billion to CHF 272 billion primarily due to a CHF 14 billion increase in positive replacement values. Foreign exchange contract replacement values increased due to the strengthening of the USD and to a lesser extent due to increased volumes. Interest rate contract and equity/index contract replacement values also increased, mainly due to increased volumes. Investment Bank funded assets were reduced by CHF 7 billion to CHF 179 billion, primarily due to the abovementioned reduction in trading portfolio assets. Intra-quarter Investment Bank balance sheet assets were higher than at the beginning and the end of the quarter, mainly due to higher collateral trading activities. Corporate Center – Core Functions assets declined by CHF 10 billion to CHF 224 billion, primarily due to a reduction in collateral trading activities within Group Treasury. The size of our multi-currency portfolio of unencumbered, high-quality, short-term assets remained stable. Wealth Management assets increased by CHF 2 billion to CHF 112 billion, primarily due to increased lombard and residential mortgage lending. Wealth Management Americas total assets were virtually unchanged at CHF 64 billion, as a CHF 2 billion increase in lending assets and CHF 1 billion increase in financial investments available-for-sale were largely offset by lower cash and balances with central banks. Retail & Corporate total assets decreased by CHF 3 billion, largely reflecting a reduction in cash balances. Global Asset Management total assets were broadly unchanged at CHF 13 billion.

è	Refer to the “Regulatory and legal developments and financial reporting changes” section of this report for more information on changes to the definition of funded assets

Liabilities

Total liabilities decreased by CHF 83 billion to CHF 1,080 billion, primarily as negative replacement values declined by CHF 49 billion, largely in line with the abovementioned reduction in positive replacement values. Long-term debt outstanding, which consists of financial liabilities designated at fair value and long-term debt issued, decreased by CHF 14 billion primarily resulting from trade restructurings, lower valuation of structured debt as well as instrument maturities and redemptions. These reductions were partly offset by the issuance of loss-absorbing Basel III-compliant

65

Balance sheet

subordinated notes. Short-term borrowings, which include short-term debt issued and interbank borrowing, decreased by CHF 8 billion, mainly due to reduced precious metal deposits combined with reduced net commercial paper issuances, reflecting lower funding requirements. Other liabilities decreased by CHF 6 billion primarily due to lower cash collateral payables on derivative instruments. Customer deposits fell by CHF 4 billion to CHF 378 billion, mainly reflecting a reduction in Retail & Corporate. Collateral trading liabilities decreased by CHF 3 billion, primarily reflecting reduced funding requirements.

è	Refer to the “Liquidity and funding” section of this report for more information
è	Refer to the “Balance sheet” and Notes 10 through 17 in the “Financial information” section of this report for more information

Equity

Equity attributable to UBS shareholders decreased by CHF 166 million from CHF 47,239 million to CHF 47,073 million.

    Total comprehensive income attributable to UBS shareholders was CHF 6 million, reflecting the net profit attributable to UBS shareholders of CHF 690 million and negative other comprehensive income (OCI) attributable to UBS shareholders of CHF 684 million (net of tax). Second quarter OCI included foreign currency translation losses of CHF 201 million as well as negative OCI movements related to cash flow hedges and financial investments available-for-sale of CHF 873 million and CHF 129 million, respectively. These were partly offset by net gains on defined benefit plans of CHF 520 million.

    Share premium declined by CHF 244 million, mainly reflecting the payment of CHF 564 million to UBS shareholders out of the capital contribution reserve, partly offset by an increase of CHF 269 million related to employee share and share option plans.

è

Refer to the “Statement of changes in equity” in the “Financial information” section and to “Comprehensive income attributable to UBS shareholders: 2Q13 vs 1Q13” in the “Group results” section of this report for more information

Intra-quarter balances

Balance sheet positions disclosed in this section represent quarter-end positions. Intra-quarter balance sheet positions fluctuate in the ordinary course of business and may differ from quarter-end positions.

66

Risk and treasury management

Liquidity and funding management

We continued to maintain a sound liquidity position and a diversified portfolio of funding sources, and experienced further deposit inflows from wealth management clients. We successfully issued a further USD 1.5 billion of loss-absorbing notes, which count as progressive buffer capital in compliance with Swiss regulations for systemically important banks.

Liquidity

We continuously monitor our liquidity position and asset/liability profile. This involves modeling cash flow maturity profiles under both contractual and behavioral expectations and projecting our liquidity exposures under various stress scenarios. The results are then factored into our overall contingency plans. The underlying assumptions used for our analysis include high investor risk aversion, dislocation of the money markets and a substantial reduction of market liquidity for all but a few select asset classes. The severity of the assumptions underlying our current stress scenario analysis generally reflects, and in some cases exceeds, our experience during the 2007 to 2009 financial crisis.

We continue to maintain a substantial multi-currency portfolio of unencumbered, high-quality, short-term assets, and seek to preserve a prudent liquidity and funding profile, a balanced asset/liability profile and robust contingency planning processes at all times.

We continuously monitor and hedge structural mismatches between the currencies in which our assets and liabilities are denominated. These hedges are executed through either cross-currency swaps or longer-dated basis swaps, depending on the modeled duration of the mismatch and risk management considerations relating to tail risk given extreme currency events. These swaps also enable us to stabilize our funding costs in the respective currencies of our assets, but introduce additional volatility to our profit and loss account due to the accounting asymmetry between the fair value accounting treatment of these swaps and the amortized cost accounting treatment of the assets and the liabilities they hedge.

Liquidity regulation

We continued to maintain a sound liquidity position with a liquid asset buffer as per regulatory guidance for the Basel III liquidity coverage ratio (LCR) of CHF 144 billion and additional contingent funding sources of CHF 59 billion at the end of the second quarter of 2013. In aggregate, these sources of available liquidity represented 27% of our funded balance sheet assets.

Currently, banks employ a wide range of interpretations to calculate the Basel III LCR and net stable funding ratio (NSFR). LCR ensures that banks hold enough highly liquid assets to survive short-term (30-day) severe general market and firm-specific stress. NSFR assigns a required stable funding factor to assets (representing the illiquid part of the assets) and assigns all liabilities an available

Liquidity coverage ratio (LCR)1

CHF billion, except where indicated	30.6.13
Cash outflows[2]	262.3
Cash inflows[2]	135.7
Net cash outflows	126.6
Liquidity asset buffer[3]	144.4
Regulatory LCR (%)	114
Additional contingent funding sources[4]	58.5
Management LCR (%)	160

1 Pro-forma based on current supervisory guidance from FINMA.    2 Out- and in-flows up to 30 days under severe general market and firm-specific stress.    3 Assets eligible in Basel III LCR framework including dedicated group liquidity reserve, excess cash at major centeral banks, unencumbered collateral pledged to central banks.    4 Additional contingent funding sources including dedicated local liquidity reserves and additional unutilized borrowing capacity.

Net stable funding ratio (NSFR)1

CHF billion, except where indicated	30.6.13
Available stable funding[2]	347.5
Required stable funding[3]	319.9
NSFR (%)	109

1 Pro-forma based on current supervisory guidance from FINMA.    2 Consists mainly of client deposits from our wealth management businesses, long term debt issued and capital.    3 Residential mortgages and other loans are the main consumers of stable funding.

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Liquidity and funding management

stable funding factor (representing the stickiness of a liability) in order to ensure that banks are not overly reliant on short-term funding and have sufficient long-term funding for illiquid assets. The future minimum regulatory requirement is 100% for both LCR (as of 2019) and NSFR (as of 2018). LCR regulation for Switzerland is expected to be implemented in the first quarter of 2014 with minimum quantitative requirements effective as of January 2015. A draft version of the applicable rules is expected in the fourth quarter of 2013.

As of 30 June 2013, our estimated pro-forma regulatory Basel III LCR was 114%, based on current supervisory guidance from the Swiss Financial Market Supervisory Authority (FINMA). We also calculate a management LCR that includes additional high-quality and unencumbered contingent funding sources not eligible in the regulatory Basel III liquidity framework such as dedicated local liquidity reserves and additional unutilized borrowing capacity. At the end of the second quarter of 2013, the management LCR was 160%. As of 30 June 2013, our estimated pro-forma NSFR was 109%, based on current regulatory guidance. The calculation of our pro-forma Basel III liquidity ratios is based on current supervisory guidance from FINMA. Basel III Liquidity rules and the FINMA framework are not finalized. Ratio calculations will be refined as regulatory interpretations evolve and as new models and the associated systems are enhanced.

As of 30 June 2013, UBS was in compliance with FINMA liquidity requirements.

Funding

Our liability portfolio is broadly diversified by market, product and currency. Our wealth management businesses and Retail & Corporate represent significant, cost-efficient and reliable sources of funding. In addition, we have numerous short-, medium- and long-term funding programs under which we issue senior unsecured and structured notes. These programs allow institutional and private investors in Europe, the US and Asia Pacific to customize their investments in UBS’s debt. We also generate long-term funding by pledging a portion of our portfolio of Swiss residential mortgages as collateral for the Swiss covered bond program (Schweizer Pfandbriefe) and our own covered bond program. In addition, a short-term secured funding program sources funding globally, generally for the highest-quality assets. Collectively, these broad product offerings, and the global scope of our business activities, underpin our funding stability.

The ongoing execution of our strategy to reduce Non-core and Legacy Portfolio assets and the reshaping of our Investment Bank allowed us to reduce funding positions such as financial liabilities designated at fair value, short-term interbank deposits and net commercial paper issuances as well as, to a lesser extent, collateral trading liabilities.

The composition of our funding sources continued the trend towards a higher proportion of customer deposits which increased to 54% of our total funding sources compared with 52% in the prior quarter. Deposits from our wealth management businesses and from Retail & Corporate contributed 98%, or CHF 369 billion, of the total customer deposits (shown in the “UBS asset funding” graph) compared with 97% in the prior quarter. Our short-term interbank deposits (due to banks) and outstanding short-term debt, as a percentage of total funding sources, declined to 8.1% from 8.8%.

Our outstanding long-term debt, including financial liabilities at fair value, declined by CHF 14 billion during the quarter to CHF 138 billion, primarily resulting from trade restructurings, lower valuation of structured debt as well as instrument maturities and redemptions. In the second quarter of 2013, we redeemed a EUR 0.8 billion 2-year floating rate note, a JPY 47.0 billion 2.82% 5-year samurai bond, a JPY 10.5 billion 5-year samurai bond with a floating tranche and CHF 0.3 billion of the Swiss Pfandbriefe loans. These decreases were partially offset by medium-term note issuances and private placements, which increased our term funds. In May 2013, we issued USD 1.5 billion of loss-absorbing Basel III-compliant tier 2 subordinated notes. These 10-year notes with an optional call at year five will pay a non-deferrable coupon at the initial rate of 4.75%. Furthermore, we called a EUR 1.0 billion hybrid tier 1 instrument on its first call date of 11 April 2013. As of 30 June 2013, long-term debt represented 19.7% of our funding sources as shown in the “UBS: funding by product and currency” table on the next page, down from 20.6% at the end of the prior quarter.

On 17 April 2013, Fitch affirmed UBS AG’s long-term rating of “A” (stable outlook) and upgraded the “Viability Rating” to “a” from “a-”. This followed an assessment of the accelerated implementation of our strategy announced in October 2012. On 19 June 2013, Moody’s confirmed UBS AG’s deposits and senior debt ratings of “A2” and the firm’s “Prime-1” short-term rating (both stable outlook). On 2 July 2013, Standard & Poor’s affirmed UBS AG’s “A”/“A-1” long- and short-term counterparty credit ratings and stable outlook, noting the solid progress we have made in building our capital.

The secured financing percentage of our funding sources (repurchase agreements and securities lent against cash collateral received) decreased to 4.5% from 4.7%, as shown in the “UBS: funding by product and currency” table on the next page. At the end of the second quarter, we had borrowed CHF 106 billion less cash on a collateralized basis than we had lent, below the previous quarter-end difference of CHF 130 billion. The decrease in secured funding and lending was mainly related to the ongoing deleveraging of our balance sheet.

As of 30 June 2013, our coverage ratio of customer deposits to our outstanding loan balance was 130% compared with 131% in the prior quarter.

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UBS: funding by product and currency

		All currencies		CHF		EUR		USD		Others
In %[1]	30.6.13	31.3.13	30.6.13	31.3.13	30.6.13	31.3.13	30.6.13	31.3.13	30.6.13	31.3.13
Securities lending	1.2	1.1	0.2	0.3	0.3	0.3	0.6	0.4	0.1	0.2
Repurchase agreements	3.3	3.6	0.0	0.0	0.5	0.9	2.2	2.1	0.7	0.6
Due to banks	2.6	2.9	0.5	0.5	0.2	0.3	0.9	0.8	1.0	1.3
Short-term debt issued	5.6	5.9	0.2	0.3	0.5	0.7	4.3	4.3	0.5	0.7
Retail savings/deposits	19.4	18.6	12.7	12.3	0.9	0.8	5.8	5.4	0.0	0.0
Demand deposits	24.0	22.5	8.1	7.9	4.9	4.4	7.4	6.6	3.5	3.6
Fiduciary deposits	3.0	3.4	0.0	0.0	0.6	0.6	2.0	2.4	0.4	0.4
Time deposits	7.4	7.2	0.3	0.2	0.4	0.4	4.1	3.8	2.7	2.7
Long-term debt issued	19.7	20.6	3.0	2.7	6.2	6.5	8.2	8.8	2.4	2.7
Cash collateral payables on derivative instruments	8.4	8.9	0.3	0.4	4.2	4.6	3.0	3.0	0.9	0.9
Prime brokerage payables	5.4	5.2	0.1	0.1	0.7	0.7	3.8	3.6	0.9	0.9
Total	100.0	100.0	25.3	24.6	19.4	20.1	42.2	41.2	13.1	14.0

1 As a percent of total funding sources of CHF 702 billion and CHF 738 billion, respectively, on the balance sheet as of 30 June 2013 and 31 March 2013.

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Capital management

Capital management

Our phase-in BIS Basel III common equity tier 1 (CET1) ratio was 16.2% as of 30 June 2013, an increase of 0.9 percentage points from 31 March 2013. Our phase-in BIS Basel III CET1 capital decreased by CHF 0.8 billion to CHF 39.4 billion at the end of the second quarter of 2013. Our phase-in BIS Basel III risk-weighted assets decreased by CHF 19.8 billion to CHF 242.6 billion. On a fully applied BIS Basel III basis, our CET1 ratio increased 1.1 percentage points to 11.2%, CET1 capital increased by CHF 0.6 billion to 26.8 billion and risk-weighted assets declined to CHF 239.2 billion as of 30 June 2013.

BIS Basel III and Swiss systemically relevant banks Basel III requirements

The BIS Basel III framework came into effect in Switzerland on 1 January 2013. As part of the transitional arrangements, prudential filters are being phased in between 2014 and 2018 for the calculation of our capital. The main deferred effects on capital of these phase-in arrangements are the deduction of deferred tax assets recognized for tax loss carry-forwards and the inclusion of the effects of IAS 19R relating to pension liabilities which result in lower fully applied capital. Furthermore, Basel 2.5 hybrid and tier 2 capital instruments will be phased out between 2013 and 2022.

è

Refer to “Note 1b Changes in accounting policies, comparability and other adjustments” in the “Financial information” section of our Annual Report 2012 for more information on IAS 19 (revised) Employee Benefits

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Risk and treasury management

    In addition to being required to comply with the BIS Basel III rules, as implemented by the revised Swiss Capital Adequacy Ordinance issued by the Swiss Federal Council and required by FINMA regulation, systemically relevant banks (SRB) in Switzerland (currently UBS and Credit Suisse) are required to comply with Swiss SRB-specific rules. The Swiss SRB Basel III transition rules are in line with the BIS Basel III transition rules, except for differences in the recognition of phase-out capital and other tier 2 capital.

    Our risk-weighted assets (RWA) are published according to the BIS Basel III framework and, for supervisory purposes, in compliance with the rules of the Swiss Capital Adequacy Ordinance. The determination of RWA under the BIS Basel III framework and Swiss SRB Basel III is aligned.

    We provide information on RWA and capital on a phase-in and fully applied basis. The capital information provided on a fully applied basis does not consider the effects of the transition period, during which new capital deductions are phased in and Basel III ineligible capital instruments are phased out. The difference between the phase-in and the fully applied RWA mainly reflects the effect of the RWA phase-out on pension fund assets previously recognized under IAS 19.

è	Refer to the “BIS Basel III eligible capital” section for more information

    All Basel III numbers for 31 December 2012 provided in this report are on a pro-forma basis. The pro-forma numbers were either disclosed in our fourth quarter 2012 report and/or Annual Report 2012, or introduced as comparatives in the first quarter 2013 report to provide more detailed disclosure. Some of the models applied when calculating 31 December 2012 pro-forma information required regulatory approval and included estimates (discussed with our primary regulator) of the effect of these new capital charges. These estimates have been refined with prospective effect during the first and second quarter of 2013, as models and associated systems were enhanced.

è	Refer to the “Basel III/“too-big-to-fail” at a glance” section of our Annual Report 2012 for more information

    The Basel Committee on Banking Supervision recently issued a paper on “Global systemically important banks: updated assessment methodology and the higher loss absorbency requirement”. UBS has been a global systemically important bank and it will continue to remain one under the updated assessment methodology. As we are regulated by FINMA, the measures defined in the paper do not affect UBS directly and will become relevant only if and to the extent that FINMA modifies its Swiss SRB rules in response to the Basel III paper.

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BIS Basel III capital ratios

As of 30 June 2013, our phase-in BIS Basel III CET1 capital ratio was 16.2% and our BIS Basel III total capital ratio was 20.5%, an increase of 0.9 and 1.7 percentage points, respectively, compared with 31 March 2013. On a fully applied BIS Basel III basis, our CET1 capital ratio increased 1.1 percentage points to 11.2% during the quarter and our total capital ratio increased 1.7 percentage points to 13.5%, mainly due to second quarter net profit and reduced RWA in the period. We are committed to achieving our BIS Basel III CET1 fully applied target ratio of 11.5% by the end of 2013.

è	Refer to the “Our strategy” section of our Annual Report 2012 for more information

BIS Basel III eligible capital

BIS Basel III common equity tier 1 capital

Our phase-in BIS Basel III CET1 capital decreased by CHF 0.8 billion to CHF 39.4 billion during the second quarter of 2013. This decrease was primarily due to the effect of our UK defined benefit pension plan of CHF 0.5 billion and the effect of the redemption of a hybrid capital instrument in April 2013 of CHF 0.8 billion. These effects were partially offset by the second quarter net profit of CHF 0.7 billion. In the second quarter of 2013, UBS announced its decision to freeze the UK defined benefit pension plan. While this change did not affect our fully applied BIS Basel III CET1, it resulted in a reduction of our phase-in BIS Basel III CET 1 capital, which is still based on IAS 19 Employee benefits.

    On a fully applied basis, BIS Basel III CET1 capital increased by CHF 0.6 billion to CHF 26.8 billion mainly due to the second quarter net profit of CHF 0.7 billion. A more granular analysis of our second quarter 2013 CET1 movement on a phase-in and fully applied basis is shown in the “BIS Basel III CET1 capital movement” graph on the previous page.

    As of 30 June 2013, our phase-in BIS Basel III tier 1 capital was the same as the phase-in BIS Basel III CET1 capital of CHF 39.4 billion, as the additional tier 1 capital in the form of Basel 2.5 hybrid capital instruments offset the required deductions for goodwill and intangible assets. These Basel 2.5 hybrid capital instruments are not eligible under BIS Basel III and are excluded from the fully applied tier 1 capital. Our fully applied tier 1 capital was CHF 26.8 billion, as shown in the “Reconciliation IFRS equity to BIS Basel III capital” table on the next page.

BIS Basel III tier 2 capital

Our phase-in and fully applied BIS Basel III tier 2 capital increased by CHF 1.2 billion to CHF 10.4 billion and CHF 5.4 billion, respectively, as of 30 June 2013, mainly due to the additional issuance of tier 2 low trigger loss-absorbing notes of USD 1.5 billion in May 2013. These notes qualify as tier 2 capital under Basel III rules and count as progressive buffer capital in compliance with the Swiss regulations for systemically relevant banks (Swiss SRB).

BIS Basel III total capital

The moves in our phase-in BIS Basel III CET1 and tier 2 capital resulted in an increase of our phase-in BIS Basel III total capital by CHF 0.3 billion to CHF 49.8 billion as of 30 June 2013. Our fully applied BIS Basel III total capital increased by CHF 1.8 billion to CHF 32.2 billion during the second quarter of 2013.

    In order to improve the consistency and comparability of regulatory capital instruments disclosure across market participants, BIS and FINMA Basel III Pillar 3 rules newly require banks to disclose the main features of eligible capital instruments and to make their terms and conditions available. We published an overview of the main features of our regulatory capital instruments as well as the full terms and conditions of those capital instruments in the “Bondholder information” section of our Investor Relations website for the first time at the end of June.

è	Refer to the “Bondholder information” section under www.ubs. com/investors for the disclosures relating to capital instruments of UBS Group and UBS AG (Parent Bank)

    In addition to the reconciliation shown on the next page, a full reconciliation of all regulatory capital elements to the published IFRS balance sheet as of 30 June 2013 will be disclosed for the first time in our first half year 2013 Pillar 3 report, to fulfill the new BIS and FINMA Basel III Pillar 3 composition of capital disclosure requirements.

è

Refer to the “SEC filings & other disclosures” section under www.ubs.com/investors for the disclosures relating to full reconciliation in the first half year 2013 Pillar 3 report, to be published by the end of August 2013

BIS Basel III risk-weighted assets

Our phase-in BIS Basel III RWA decreased by CHF 19.8 billion to CHF 242.6 billion as of 30 June 2013. On a fully applied basis, BIS Basel III RWA decreased by CHF 19.5 billion to CHF 239.2 billion. The decrease in phase-in BIS Basel III RWA was mainly due to a CHF 20.6 billion reduction in credit risk RWA slightly offset by an increase of CHF 0.9 billion in operational risk RWA amid stable market risk RWA.

Credit risk

Our phase-in BIS Basel III credit risk RWA amounted to CHF 155.6 billion as of 30 June 2013 compared with phase-in BIS Basel III credit risk RWA of CHF 176.2 billion as of 31 March 2013. The decrease in phase-in BIS Basel III credit risk RWA of CHF 20.6 billion was predominantly due to RWA reductions of CHF 5.9 billion in banking and trading book securitization exposures stemming from the sale of positions and reduced hedge-related exposures, a CHF 4.2 billion decrease in RWA for derivatives mainly due to reduced exposures, and a reduction in drawn exposures of CHF 1.5 billion mainly due to the securitization of warehoused commercial real estate loans. RWA for exposures against central coun-terparties decreased by CHF 1.3 billion mainly due to reduced exposures and a change in the approach to calculating RWA for some default fund exposure contributions.

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BIS Basel III Capital information

CHF million, except where indicated	Phase-in			Fully applied
			Pro-forma			Pro-forma
	30.6.13	31.3.13	31.12.12	30.6.13	31.3.13	31.12.12
BIS Basel III tier 1 capital	39,398	40,235	40,032	26,817	26,176	25,182
of which: common equity tier 1 capital	39,398	40,235	40,032	26,817	26,176	25,182
BIS Basel III tier 2 capital	10,434	9,260	9,589	5,425	4,225	4,205
of which: high trigger loss-absorbing capital	391	394	504	391	394	504
of which: low trigger loss-absorbing capital	4,998	3,768	3,656	4,998	3,768	3,656
of which: phase-out capital and other tier 2 capital	5,045	5,098	5,429	36	63	45
BIS Basel III total capital	49,832	49,495	49,620	32,242	30,401	29,387
BIS Basel III common equity tier 1 capital ratio (%)	16.2	15.3	15.3	11.2	10.1	9.8
BIS Basel III tier 1 capital ratio (%)	16.2	15.3	15.3	11.2	10.1	9.8
BIS Basel III total capital ratio (%)	20.5	18.9	18.9	13.5	11.8	11.4
BIS Basel III risk-weighted assets	242,626	262,454	261,800	239,182	258,701	258,113

Reconciliation IFRS equity to BIS Basel III capital
	Phase-in			Fully applied
			Pro-forma			Pro-forma
CHF million	30.6.13	31.3.13	31.12.12	30.6.13	31.3.13	31.12.12
Total IFRS equity	49,073	50,452	49,100	49,073	50,452	49,100
Reversal of the effect of the implementation of IAS 19R, phase-in, net of tax	2,753	3,697	3,948
Equity attributable to preferred noteholders and non-controlling interests	(2,001)	(3,214)	(3,152)	(2,001)	(3,214)	(3,152)
Treasury shares at cost/Equity classified as obligation to purchase own shares	1,028	1,099	1,108	1,028	1,099	1,108
Unrealized (gains)/losses from cash flow hedges, net of tax	(1,840)	(2,714)	(2,983)	(1,840)	(2,714)	(2,983)
Own credit related to financial liabilities designated at fair value and replacement values, net of tax	(100)	21	(142)	(100)	21	(142)
Dividend payment for year 2012		(562)	(562)		(562)	(562)
Unrealized gains related to financial investments available-for-sale, net of tax	(41)	(161)	(183)	(41)	(161)	(183)
Other[1]	(1,017)	(901)	(728)	(1,017)	(901)	(728)
BIS Basel III common equity tier 1 capital before deductions	47,854	47,718	46,406	45,101	44,020	42,458
Less: treasury shares/deduction for own shares[2]	(1,858)	(1,681)	(1,603)	(1,858)	(1,681)	(1,603)
Less: goodwill and intangible assets net of tax, less hybrid capital, as applicable	(3,776)	(3,061)	(2,450)	(6,963)	(6,999)	(6,766)
Less: deferred tax assets recognized for tax loss carry-forwards, less deferred tax liabilities, as applicable				(5,835)	(5,971)	(6,586)
Less: pension assets IAS 19R, pre-tax				(807)	(454)	0
Less: fair value of the call option to acquire SNB StabFund’s equity, pre-tax	(2,535)	(2,425)	(2,103)	(2,535)	(2,425)	(2,103)
Less: other deduction items, net of tax[3]	(286)	(314)	(218)	(286)	(314)	(218)
BIS Basel III common equity tier 1 capital	39,398	40,235	40,032	26,817	26,176	25,182
Hybrid capital	3,186	3,937	4,316
Goodwill and intangible assets net of tax, offset against hybrid capital	(3,186)	(3,937)	(4,316)
BIS Basel III additional tier 1 capital
BIS Basel III tier 1 capital	39,398	40,235	40,032	26,817	26,176	25,182
BIS Basel III tier 2 capital	10,434	9,260	9,589	5,425	4,225	4,205
BIS Basel III total capital	49,832	49,495	49,620	32,242	30,401	29,387
1 Consists of i) the netted impact of the change in the scope of consolidation, and ii) other adjustments including reclassifications, revaluations of participations, the accrued dividend payment and the charge for the compensation-related BIS Basel III-compliant loss-absorbing tier 2 capital.     2  Consists of i) the net long position in own shares held for trading purposes, ii) own shares held and accruals for share delivery obligations to employees, as well as iii) accruals for anticipated future grants of shares and other awards to employees.     3  Consists of i) prudential valuation adjustments, ii) expected losses on advanced internal ratings-based portfolio less general provisions (if difference is positive), and iii) expected losses on non-trading equity exposures (simple risk-weight method).

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    Credit risk RWA also includes the portfolio level advanced credit valuation adjustment charge under BIS Basel III, which decreased by CHF 3.8 billion mainly due to lower OTC exposures as well as the effect of hedges entered into during the second quarter. The RWA for positions subject to the standardized credit valuation adjustment decreased by CHF 3.2 billion mainly due to the effects of rating upgrades for a monoline insurer and the change in the approach from standardized CVA to advanced CVA for some exposures.

Non-counterparty related risk

The phase-in BIS Basel III non-counterparty related risk amounted to CHF 12.8 billion as of 30 June 2013, a decrease of CHF 0.1 billion from 31 March 2013.

Market risk

The phase-in BIS Basel III market risk RWA amounted to CHF 19.1 billion as of 30 June 2013 compared with CHF 19.0 billion as of 31 March 2013. This slight increase was mainly due to an increase in stressed VaR based RWA which was largely offset by a decrease in the incremental risk charge, mainly due to risk reductions and a decrease arising from the expiration or sale of positions in our correlation books subject to the comprehensive risk measure.

Operational risk

The phase-in BIS Basel III operational risk RWA amounted to CHF 55.1 billion as of 30 June 2013, an increase of CHF 0.9 billion compared with the prior quarter, mainly due to increased operational risk provisions associated with residential mortgage-backed securities.

Business division RWA

Retail & Corporate’s phase-in BIS Basel III RWA decreased by CHF 1.6 billion, mainly due to the application of the advanced approach to calculate RWA for the credit valuation adjustment charge for some exposures. Wealth Management Americas’ and Global Asset Management’s phase-in BIS Basel III RWA also decreased by CHF 0.7 billion and CHF 0.4 billion, respectively, mainly due to reduced exposures, while Wealth Management’s phase-in BIS Basel III RWA increased by CHF 0.7 billion from CHF 19.1 billion to CHF 19.8 billion, mainly due to increased exposures and rating changes.

è	Refer to the “Investment Bank”, “Corporate Center” and “Risk management and control” sections for more information about RWA developments

BIS Basel III RWA by risk type and reporting segment

CHF billion	Phase-in
	30.6.13					31.3.13
	Credit risk[1]	Non- counterparty related risk	Market risk	Operational risk	Total	Credit risk[1]	Non- counterparty related risk	Market risk	Operational risk	Total
Wealth Management	13.0	0.2	0.0	6.5	19.8	12.1	0.3	0.0	6.7	19.1
Wealth Management Americas	8.8	0.0	1.3	11.2	21.3	9.0	0.0	1.3	11.6	21.9
Investment Bank	42.9	0.1	11.0	13.7	67.7	44.7	0.1	9.2	15.2	69.2
Global Asset Management	2.8	0.0	0.1	0.9	3.7	3.1	0.0	0.1	0.9	4.1
Retail & Corporate	31.1	0.1	0.0	1.0	32.1	32.6	0.1	0.0	1.0	33.7
CC – Core Functions[2]	5.6	12.4	(4.5)	7.0	20.5	6.2	12.4	(6.1)	7.0	19.6
Total business divisions and CC – Core Functions	104.2	12.8	7.8	40.1	165.0	107.8	12.9	4.5	42.3	167.6
CC – Non-core and Legacy Portfolio	51.4	0.0	11.2	15.0	77.6	68.4	0.0	14.5	12.0	94.9
Total BIS Basel III risk-weighted assets	155.6	12.8	19.1	55.1	242.6	176.2	12.9	19.0	54.3	262.5

CHF billion	Fully applied
	30.6.13					31.3.13
	Credit risk[1]	Non- counterparty related risk	Market risk	Operational risk	Total	Credit risk[1]	Non- counterparty related risk	Market risk	Operational risk	Total
Wealth Management	12.6	0.2	0.0	6.5	19.4	11.7	0.3	0.0	6.7	18.7
Wealth Management Americas	8.5	0.0	1.3	11.2	21.0	8.8	0.0	1.3	11.6	21.7
Investment Bank	42.5	0.1	11.0	13.7	67.3	44.1	0.1	9.2	15.2	68.6
Global Asset Management	2.7	0.0	0.1	0.9	3.6	3.0	0.0	0.1	0.9	4.0
Retail & Corporate	29.4	0.1	0.0	1.0	30.4	30.9	0.1	0.0	1.0	32.0
CC – Core Functions	5.0	12.4	(4.5)	7.0	19.8	5.6	12.4	(6.1)	7.0	19.0
Total business divisions and CC – Core Functions	100.7	12.8	7.8	40.1	161.5	104.0	12.9	4.5	42.3	163.8
CC – Non-core and Legacy Portfolio	51.4	0.0	11.2	15.0	77.6	68.4	0.0	14.5	12.0	94.9
Total BIS Basel III risk-weighted assets	152.1	12.8	19.1	55.1	239.2	172.5	12.9	19.0	54.3	258.7

1  Includes securitization exposures, equity exposures, credit valuation adjustments (advanced-, standardized-, simplified approach) and capital requirements for settlement risk (failed trades).      2  Negative Market risk numbers are due to the diversification effect allocated to CC-Core Functions.

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Swiss SRB Basel III capital information

As of 30 June 2013, our phase-in Swiss SRB Basel III CET1 capital ratio was 16.2%, an increase of 0.9 percentage points compared with 15.3% on 31 March 2013. Our phase-in Swiss SRB Basel III CET1 capital decreased by CHF 0.8 billion to CHF 39.4 billion, while our fully applied Swiss SRB Basel III CET1 capital increased by CHF 0.6 billion to CHF 26.8 billion.

    Our phase-in Swiss SRB Basel III total capital amounted to CHF 44.9 billion as of 30 June 2013 compared with CHF 44.5 billion as of 31 March 2013. Our fully applied Swiss SRB Basel III total capital amounted to CHF 32.3 billion as of 30 June 2013 compared with CHF 30.4 billion as of 31 March 2013, primarily due to the increase in fully applied CET1 capital and the issuance of low trigger loss-absorbing capital.

    The fully applied Swiss SRB Basel III tier 1 capital, loss-absorbing capital and total capital increased in the second quarter for the same reasons as the respective fully applied BIS Basel III capital. The high trigger loss-absorbing capital components, that are treated differently under both regimes, remained largely unchanged during the quarter.

è	Refer to the “BIS Basel III eligible capital” section of this report for more information

    As of 30 June 2013, we satisfy the Swiss SRB Basel III base and buffer capital requirements through our Swiss SRB Basel III CET1 capital. The Swiss SRB Basel III progressive buffer capital requirement is covered by high and low-trigger loss-absorbing capital, as shown in the “Swiss SRB Basel III capital requirements in 2013” table below.

    Our RWA under Swiss SRB Basel III and BIS Basel III are the same.

Swiss SRB leverage ratio

The Swiss SRB leverage ratio for systemically relevant banks in Switzerland consists of three components: base capital, buffer capital and progressive buffer capital. The Swiss SRB leverage ratio is calculated by dividing the relevant capital basis by IFRS assets including off-balance sheet items, based on a capital adequacy scope of consolidation, and adjusted for netting of securities financing transactions and derivatives and other adjustments. The leverage ratio requirement is set at a level of 24% of the minimum capital ratio requirement for the base capital, the buffer capital and the progressive buffer capital. Our Swiss SRB leverage ratio increased 0.14 percentage points to 3.93% as of 30 June 2013 from 3.79% as of 31 March 2013, mainly due to the reduction of our balance sheet assets.

è	Refer to the “Balance sheet” section of this report for more information

Swiss SRB Basel III capital information

CHF million, except where indicated	Phase-in			Fully applied
			Pro-forma			Pro-forma
	30.6.13	31.3.13	31.12.12	30.6.13	31.3.13	31.12.12
Swiss SRB Basel III tier 1 capital	39,398	40,235	40,032	26,817	26,176	25,182
of which: common equity tier 1 capital	39,398	40,235	40,032	26,817	26,176	25,182
Swiss SRB Basel III loss-absorbing capital (LAC)	5,486	4,260	4,160	5,486	4,260	4,160
of which: high trigger loss-absorbing capital	488	492	504	488	492	504
of which: low trigger loss-absorbing capital	4,998	3,768	3,656	4,998	3,768	3,656
Swiss SRB Basel III total capital	44,884	44,495	44,192	32,303	30,436	29,342
Swiss SRB Basel III common equity tier 1 capital ratio (%)	16.2	15.3	15.3	11.2	10.1	9.8
Swiss SRB Basel III tier 1 capital ratio (%)	16.2	15.3	15.3	11.2	10.1	9.8
Swiss SRB Basel III total capital ratio (%)	18.5	17.0	16.9	13.5	11.8	11.4
Swiss SRB Basel III risk-weighted assets	242,626	262,454	261,800	239,182	258,701	258,113

Swiss SRB Basel III capital requirements in 2013

CHF million, except where indicated
		Phase-in
	Minimum ratio %	Swiss SRB Basel III minimum capital requirements	Ratio %		Available Swiss SRB Basel III capital				Capital type
		30.6.13	30.6.13	31.3.13	30.6.13		31.3.13
Base capital	3.5	8,492	3.5	3.5	8,492		9,186		CET 1
Buffer capital	3.5	8,492	12.7	11.8	30,906	[1]	31,050	[1]	CET 1
Progressive buffer	1.5	3,639	2.3	1.6	5,486		4,260		LAC
Total	8.5	20,623	18.5	17.0	44,884		44,495
Phase-out and other tier 2 capital			2.0	1.9	5,045		5,098

1  Swiss SRB Basel III CET1 exceeding the base capital requirement is allocated to the buffer capital.

75

Capital management

Swiss SRB leverage ratio

			Pro-forma
CHF million, except where indicated	Average 2Q13	Average 1Q13	Average 4Q12
Total on-balance sheet assets[1]	1,168,487	1,223,840	1,270,627
Less: netting of securities financing transactions	3,931	9,325	20,508
Less: netting of derivative exposures	275,063	300,239	332,076
Add: current exposure method (CEM-add on) for derivative exposures	145,756	155,526	184,180
Add: off-balance sheet items	99,616	100,087	102,000
of which: commitments and guarantees – unconditionally cancellable (10%)	22,065	21,060	20,168
of which: commitments and guarantees – other than unconditionally cancellable (100%)	77,551	79,027	81,540
Add: assets of entities consolidated under IFRS but not in regulatory scope of consolidation	18,203	17,913	24,630
Less: items deducted from Swiss SRB Basel III common equity tier 1, phase-in (at quarter end)	12,303	12,876	12,000
Total adjusted exposure[2]	1,140,765	1,174,926	1,216,000
Swiss SRB Basel III common equity tier 1 capital phase-in (at quarter end)	39,398	40,235	40,032
Swiss SRB Basel III loss-absorbing capital (at quarter end)	5,486	4,260	4,160
Swiss SRB Basel III total capital (at quarter end)	44,884	44,495	44,192
Swiss SRB leverage ratio (formerly referred to as “FINMA Basel III leverage ratio”) (%)	3.93	3.79	3.63

1  Represent assets recognized on the balance sheet in accordance with IFRS measurement principles, but based on the regulatory scope of consolidation. Refer to the “Basel 2.5 Pillar 3” section in our Annual Report 2012 for more information on the regulatory scope of consolidation.     2   Excludes forward starting repos, securities lending indemnifications and CEM add-ons for ETDs (proprietary and agency transactions).

Swiss SRB leverage ratio requirements in 2013

CHF million, except where indicated
					Phase-in
	Swiss SRB leverage ratio (%)[1]	Swiss SRB leverage ratio capital requirement	Actual Swiss SRB leverage ratio (%)		Available Swiss SRB Basel III capital (%)				Capital type
		30.6.13	30.6.13	31.3.13	30.6.13		31.3.13
Base capital	0.84	9,582	0.84	0.84	9,582		9,869		CET1
Buffer capital	0.84	9,582	2.61	2.58	29,816	[2]	30,366	[2]	CET1
Progressive buffer	0.36	4,107	0.48	0.36	5,486		4,260		LAC
Total	2.04	23,272	3.93	3.79	44,884		44,495

1  Minimum requirements for base capital (24% of 3.5%), buffer capital (24% of 3.5%) and progressive buffer capital (24% of 1.5%).    2  Swiss SRB Basel III CET1 exceeding the base capital requirement is allocated to the buffer capital.

Currency management

Market risk arising from management of consolidated capital

The majority of our capital and many of our assets are denominated in Swiss francs but we also hold RWA and some eligible capital in other currencies, primarily US dollars, euros and British pounds. Significant depreciation of the Swiss franc against these currencies can adversely affect our key ratios, and Group Treasury is mandated with the task of minimizing such effects. Consolidated RWA increase or decrease relative to our capital as the Swiss franc depreciates or appreciates against these currencies. These currency fluctuations can also lead to foreign currency translation gains or losses on consolidation, which are recorded through IFRS equity. The Group Asset and Liability Management Committee, a committee of the UBS Group Executive Board, can adjust the currency mix in capital, within limits set by the Board of

Directors, to balance the impact of foreign exchange movements on both the BIS Basel III CET1 capital ratio and the BIS Basel III CET1 capital on a fully applied basis. Limits are in place, both for the sensitivity of the BIS Basel III CET1 capital ratio and the BIS Basel III CET1 capital, to a ±10% change in the Swiss franc against other currencies. As of 30 June 2013, the estimated sensitivities of the fully applied BIS Basel III CET1 capital ratio and fully applied BIS Basel III CET1 capital to a 10% depreciation or appreciation of the Swiss franc against other currencies were 38 basis points and CHF 620 million, respectively.

Equity attribution and return on attributed equity

Our equity attribution framework aims to guide each business toward activities that appropriately balance profit potential, risk and capital usage. The design of the framework, which includes

76

Risk and treasury management

Average attributed equity, return on attributed equity (RoaE) and return on equity (RoE)

	Average attributed equity		Return on attributed equity (%)[1]
	For the quarter ended		Year-to-date annualized
CHF billion, except where indicated	30.6.13	31.3.13	30.6.13	31.3.13
Wealth Management	3.6	3.7	66.9	71.8
Wealth Management Americas	2.9	2.9	32.9	32.3
Investment Bank	8.4	7.9	43.0	49.5
Global Asset Management	1.8	1.9	35.5	40.0
Retail & Corporate	4.3	4.4	33.3	31.5
Corporate Center	23.7	24.8
of which: Core Functions	11.7	10.9
of which: Group items[2]	7.6	7.8
of which: Non-core and Legacy Portfolio	12.0	13.9
Average equity attributed to the business divisions and Corporate Center	44.7	45.6
Difference	2.5	1.0
Average equity attributable to UBS shareholders/UBS Group – Return on equity (RoE) (%)	47.2	46.6	7.2	8.5

1  Return on attributed equity shown for the business divisions and Corporate Center and return on equity shown for UBS Group.    2  Group items within the Corporate Center carries common equity not allocated to the business divisions, reflecting, with respect to the risk-weighted assets driver, excess equity that we have targeted above a 10% BIS Basel III common equity tier 1 ratio.

some forward-looking elements, enables us to calculate and assess return on attributed equity (RoaE) in each of our business divisions, and integrates Group-wide capital management activities with those at a business division level.

    The average attributed equity for the Investment Bank increased to CHF 8.4 billion in the second quarter of 2013 from CHF 7.9 billion in the prior quarter, mainly due to further refinements in the estimated Swiss SRB leverage ratio denominator projections. In the second quarter, the average attributed equity for Corporate Center – Non-core and Legacy Portfolio decreased to CHF 12 billion from CHF 13.9 billion, mainly due to projected reductions of the Swiss SRB leverage ratio denominator in Non-core. The average attributed equity for Corporate Center – Core Functions increased by CHF 0.8 billion due to the transfer of the repo and short-term interest rate cash units from the Investment Bank to the ALM unit of Group Treasury within Corporate Center – Core Functions, which has been reflected in the equity attribution for the first time in the second quarter. The average total equity attributed to the business divisions and Corporate Center decreased by CHF 0.9 billion to CHF 44.7 billion. Equity attributable to UBS shareholders averaged CHF 47.2 billion, resulting in a difference of CHF 2.5 billion.

    RoaE is a profitability measure that is an indicator of the efficiency in the usage of the firm’s financial resources. From the second quarter of 2013 onwards, the discussion on RoaE is consolidated in the Capital Management section of our reports, and RoaE information will continue to be disclosed in the business division results sections.

    RoaE for Wealth Management decreased from 71.8% for the first three months of 2013 to 66.9% for the first six months of 2013, mainly due to the charge in relation to the Swiss-UK tax agreement. For the Investment Bank, the RoaE decreased from 49.5% for the first three months of 2013 to 43.0% for the first six months, due to a decline in revenues and a moderate increase in attributed equity in the second quarter. The decrease in RoaE for Global Asset Management from 40.0% to 35.5% resulted from a gain on the disposal of the Canadian domestic business in the first quarter that led to a high annualized first quarter RoaE.

    The return on equity (RoE) for the Group decreased from 8.5% in the first quarter to 7.2% for the first six months of 2013, largely due to the decrease in net profit attributable to UBS shareholders, with a slight increase in average equity attributable to UBS shareholders. The RoE of the Group is lower than the average of the RoaE of the business divisions as a result of the negative RoaE of the Corporate Center and due to the fact that more equity is attributable to UBS shareholders than the total equity attributed to the business divisions and Corporate Center.

è	Refer to the “Capital management” section of our Annual Report 2012 for further information on our equity attribution framework

77

Capital management

UBS shares

We hold our own shares primarily to hedge employee share and option participation plans. Total UBS shares issued increased by 2,439,686 shares in the second quarter due to the exercise of employee share options.

    Treasury shares held by the Group decreased by 7,462,091 shares on a net basis, mainly due to a reduction in treasury shares held by the Investment Bank, primarily following a change in the hedging approach from holding treasury shares to using derivatives accounted for at fair value through profit and loss.

UBS shares
	30.6.13	31.3.13	Change from 31.3.13

Shares outstanding
Shares issued	3,839,378,864	3,836,939,178	2,439,686
of which: related to employee option plans			2,439,686
Treasury shares	71,621,067	79,083,158	(7,462,091)
Shares outstanding	3,767,757,797	3,757,856,020	9,901,777

Shareholders’ equity (CHF million)
Equity attributable to UBS shareholders	47,073	47,239	(166)
Less: goodwill and intangible assets	6,647	6,705	(58)
Tangible shareholders’ equity	40,426	40,534	(108)

Book value per share (CHF)
Total book value per share	12.49	12.57	(0.08)
Tangible book value per share	10.73	10.79	(0.06)

78

Financial information Unaudited

	Interim consolidated financial statements (unaudited)

81	Income statement
82	Statement of comprehensive income
83	Balance sheet
84	Statement of changes in equity
86	Statement of cash flows

	Notes to the interim consolidated financial statements

89	1	Basis of accounting
90	2	Segment reporting
92	3	Net interest and trading income
93	4	Net fee and commission income
93	5	Other income
94	6	Personnel expenses
94	7	General and administrative expenses
95	8	Earnings per share (EPS) and shares outstanding
95	9	Income taxes
96	10	Trading portfolio
96	11	Financial investments available-for-sale
97	12	Fair value measurement
117	13	Reclassification of financial assets
118	14	Derivative instruments
119	15	Offsetting financial assets and financial liabilities
122	16	Other assets and other liabilities
122	17	Provisions and contingent liabilities
131	18	Financial instruments not recognized on the balance sheet
132	19	Changes in organization
133	20	Currency translation rates

	Supplemental information (unaudited) for UBS AG (Parent Bank) and UBS Limited

	UBS AG (Parent Bank)

136	Income statement
137	Balance sheet
138	Basis of accounting
138	Reconciliation Swiss Federal Banking Law equity to BIS Basel III capital
138	BIS Basel III capital information
139	Swiss SRB Basel III capital information
139	Swiss SRB Basel III capital requirements in 2013
140	Swiss SRB leverage ratio
140	Swiss SRB leverage ratio requirements in 2013

	UBS Limited

141	Income statement
141	Statement of comprehensive income
142	Balance sheet
143	Basis of accounting
143	Capital information

Financial information

Interim consolidated financial statements

(unaudited)

Income statement

		For the quarter ended			% change from		Year-to-date
CHF million, except per share data	Note	30.6.13	31.3.13	30.6.12	1Q13	2Q12	30.6.13	30.6.12
Interest income	3	3,541	3,484	4,397	2	(19)	7,025	8,527
Interest expense	3	(2,333)	(2,003)	(3,008)	16	(22)	(4,336)	(5,549)
Net interest income	3	1,208	1,481	1,389	(18)	(13)	2,689	2,978
Credit loss (expense)/recovery		(3)	(15)	(1)	(80)	200	(18)	35
Net interest income after credit loss expense		1,205	1,466	1,387	(18)	(13)	2,671	3,013
Net fee and commission income	4	4,236	4,123	3,648	3	16	8,360	7,487
Net trading income	3	1,760	2,222	1,364	(21)	29	3,982	2,340
Other income	5	188	(37)	3			152	84
Total operating income		7,389	7,775	6,402	(5)	15	15,164	12,925
Personnel expenses	6	3,855	4,100	3,544	(6)	9	7,955	6,921
General and administrative expenses	7	2,299	1,999	1,652	15	39	4,298	3,050
Depreciation and impairment of property and equipment		196	208	179	(6)	9	404	337
Amortization and impairment of intangible assets		20	20	26	0	(23)	40	48
Total operating expenses		6,369	6,327	5,400	1	18	12,697	10,356
Operating profit/(loss) before tax		1,020	1,447	1,002	(30)	2	2,467	2,569
Tax expense/(benefit)	9	125	458	257	(73)	(51)	583	788
Net profit/(loss)		895	989	745	(10)	20	1,884	1,781
Net profit/(loss) attributable to preferred noteholders		204	0	220		(7)	204	220
Net profit/(loss) attributable to non-controlling interests		1	1	2	0	(50)	2	3
Net profit/(loss) attributable to UBS shareholders		690	988	524	(30)	32	1,678	1,558

Earnings per share (CHF)
Basic	8	0.18	0.26	0.14	(31)	29	0.45	0.41
Diluted	8	0.18	0.26	0.14	(31)	29	0.44	0.41

81

Interim consolidated financial statements (unaudited)

Statement of comprehensive income

	For the quarter ended							Year-to-date
CHF million		30.6.13				31.3.13	30.6.12	30.6.13	30.6.12
	Total	UBS shareholders	Preferred note-holders[3]		Non-controlling interests[3]	Total	Total	Total	Total
Net profit	895	690	204		1	989	745	1,884	1,781

Other comprehensive income
Other comprehensive income that may be reclassified to the income statement
Foreign currency translation
Foreign currency translation movements, before tax	(167)	(167)				557	1,041	391	274
Foreign exchange amounts reclassified to the income statement from equity	(35)	(35)				(26)	(4)	(61)	3
Income tax relating to foreign currency translation movements	0	0				(3)	(89)	(3)	(30)
Subtotal foreign currency translation, net of tax[1]	(201)	(201)				528	948	327	248
Financial investments available-for-sale
Net unrealized gains/(losses) on financial investments available-for-sale, before tax	(102)	(102)				20	92	(82)	123
Impairment charges reclassified to the income statement from equity	9	9				18	28	27	57
Realized gains reclassified to the income statement from equity	(69)	(69)				(64)	(80)	(133)	(139)
Realized losses reclassified to the income statement from equity	1	1				12	12	14	18
Income tax relating to net unrealized gains/(losses) on financial investments available-for-sale	32	32				16	(15)	48	(17)
Subtotal financial investments available-for-sale, net of tax[1]	(129)	(129)				3	39	(126)	43
Cash flow hedges
Effective portion of changes in fair value of derivative instruments designated as cash flow hedges, before tax	(756)	(756)				(21)	1,132	(777)	1,127
Net (gains)/losses reclassified to the income statement from equity	(345)	(345)				(319)	(303)	(665)	(559)
Income tax relating to cash flow hedges	228	228				70	(177)	299	(125)
Subtotal cash flow hedges, net of tax[1]	(873)	(873)				(270)	652	(1,143)	444
Total other comprehensive income that may be reclassified to the income statement, net of tax	(1,204)	(1,204)	0		0	261	1,639	(942)	734

Other comprehensive income that will not be reclassified to the income statement
Foreign currency translation
Foreign currency translation movements, before tax	367	0	369	[4]	(2)	57	67	424	2
Income tax relating to foreign currency translation movements	0	0	0		0	0	0	0	0
Subtotal foreign currency translation, net of tax[2]	367	0	369		(2)	57	67	424	2
Defined benefit plans
Gains/(losses) on defined benefit plans, before tax	596	596				375	256	971	508
Income tax relating to defined benefit plans	(76)	(76)				(122)	(90)	(198)	(96)
Subtotal defined benefit plans, net of tax[1]	520	520				253	166	773	412
Total other comprehensive income that will not be reclassified to the income statement, net of tax	887	520	369		(2)	310	233	1,196	415

Total other comprehensive income	(317)	(684)	369		(2)	571	1,872	254	1,149
Total comprehensive income	578	6	572		(1)	1,560	2,617	2,138	2,930
Total comprehensive income attributable to preferred note holders	572		572			57	276	629	212
Total comprehensive income attributable to non-controlling interests	(1)				(1)	1	12	1	13
Total comprehensive income attributable to UBS shareholders	6	6				1,503	2,328	1,509	2,705

1 Wholly attributable to UBS shareholders for all periods presented.     2 Wholly attributable to preferred noteholders and non-controlling interests for all periods presented.     3 From second quarter 2013 onwards, other comprehensive income attributable to preferred noteholders and non-controlling interests related to foreign currency translation is presented as part of “Total other comprehensive income that will not be reclassified to the income statement”. Prior periods have been restated for this presentational change.     4 Includes the de-recognition of cumulative foreign currency translation losses of CHF 365 million related to the redemption of preferred notes, which represent the difference between the historical currency exchange rate at issuance and the currency exchange rate prevailing at the redemption date.

82

Financial information

Balance sheet

					% change from
CHF million	Note	30.6.13	31.3.13	31.12.12	31.3.13	31.12.12

Assets
Cash and balances with central banks		80,544	63,976	66,383	26	21
Due from banks		20,094	20,222	21,220	(1)	(5)
Cash collateral on securities borrowed		37,148	36,182	37,372	3	(1)
Reverse repurchase agreements		100,196	128,819	130,941	(22)	(23)
Trading portfolio assets	10	119,756	145,032	160,564	(17)	(25)
of which: assets pledged as collateral which may be sold or repledged by counterparties		35,296	39,818	44,698	(11)	(21)
Positive replacement values	14	331,750	381,963	418,957	(13)	(21)
Cash collateral receivables on derivative instruments		31,638	30,495	30,413	4	4
Financial assets designated at fair value		11,068	12,045	9,106	(8)	22
Loans		291,379	291,779	279,901	0	4
Financial investments available-for-sale	11	64,290	62,529	66,230	3	(3)
Accrued income and prepaid expenses		6,218	6,675	6,138	(7)	1
Investments in associates		849	887	858	(4)	(1)
Property and equipment		6,118	6,117	6,004	0	2
Goodwill and intangible assets		6,647	6,705	6,461	(1)	3
Deferred tax assets		8,021	7,910	8,143	1	(1)
Other assets	16	13,355	12,509	11,106	7	20
Total assets		1,129,071	1,213,844	1,259,797	(7)	(10)

Liabilities
Due to banks		17,953	21,614	23,024	(17)	(22)
Cash collateral on securities lent		8,332	8,288	9,203	1	(9)
Repurchase agreements		23,256	26,661	38,557	(13)	(40)
Trading portfolio liabilities	10	29,768	28,228	34,247	5	(13)
Negative replacement values	14	314,533	363,217	395,260	(13)	(20)
Cash collateral payables on derivative instruments		59,245	65,657	71,148	(10)	(17)
Financial liabilities designated at fair value		75,402	88,388	91,901	(15)	(18)
Due to customers		377,757	381,613	373,459	(1)	1
Accrued expenses and deferred income		6,101	6,877	6,917	(11)	(12)
Debt issued		102,132	107,386	104,837	(5)	(3)
Provisions	17	3,514	3,060	2,536	15	39
Other liabilities	16	62,005	62,402	59,606	(1)	4
Total liabilities		1,079,998	1,163,392	1,210,697	(7)	(11)

Equity
Share capital		384	384	384	0	0
Share premium		33,433	33,677	33,898	(1)	(1)
Treasury shares		(970)	(1,074)	(1,071)	(10)	(9)
Equity classified as obligation to purchase own shares		(57)	(25)	(37)	128	54
Retained earnings		22,975	22,285	21,297	3	8
Cumulative net income recognized directly in equity, net of tax		(8,692)	(8,008)	(8,522)	9	2
Equity attributable to UBS shareholders		47,073	47,239	45,949	0	2
Equity attributable to preferred noteholders		1,963	3,170	3,109	(38)	(37)
Equity attributable to non-controlling interests		37	43	42	(14)	(12)
Total equity		49,073	50,452	49,100	(3)	0
Total liabilities and equity		1,129,071	1,213,844	1,259,797	(7)	(10)

83

Interim consolidated financial statements (unaudited)

Statement of changes in equity

CHF million	Share capital	Share premium	Treasury shares	Equity classified as obligation to purchase own shares	Retained earnings
Balance as of 1 January 2012	383	34,614	(1,160)	(39)	23,777
Issuance of share capital
Acquisition of treasury shares			(1,269)[1]
Disposition of treasury shares			1,416
Treasury share gains/(losses) and net premium/(discount) on own equity derivative activity		(33)
Premium on shares issued and warrants exercised		0
Employee share and share option plans		(497)
Tax (expense)/benefit recognized in share premium		16
Dividends		(379)[2]
Equity classified as obligation to purchase own shares – movements				4
Preferred notes
New consolidations and other increases/(decreases)
Deconsolidations and other decreases
Total comprehensive income for the period recognized in equity					1,558
Balance as of 30 June 2012	383	33,720	(1,012)	(35)	25,335

Balance as of 1 January 2013	384	33,898	(1,071)	(37)	21,297
Issuance of share capital	0
Acquisition of treasury shares			(723)
Disposition of treasury shares			824 [1]
Treasury share gains/(losses) and net premium/(discount) on own equity derivative activity		182
Premium on shares issued and warrants exercised		24
Employee share and share option plans		(98)
Tax (expense)/benefit recognized in share premium		1
Dividends		(564)[2]
Equity classified as obligation to purchase own shares – movements				(21)
Preferred notes
New consolidations and other increases/(decreases)
Deconsolidations and other decreases		(11)
Total comprehensive income for the period recognized in equity					1,678
Balance as of 30 June 2013	384	33,433	(970)	(57)	22,975
1 For the first six months of 2013, the net disposal of 12 million treasury shares (CHF 164 million) which related to market making and hedging activities of the Investment Bank are presented as dispositions. For the first six months of 2012, the net acquisition of 4 million treasury shares (CHF 51 million) are presented as acquisitions.    2 Reflects the payment of CHF 0.15 (2012: CHF 0.10) per share of CHF 0.10 par value out of capital contribution reserve of UBS AG (Parent Bank).

84

Financial information

Cumulative net income recognized directly in equity, net of tax	of which: Foreign currency translation	of which: Financial investments available- for-sale	of which: Cash flow hedges	of which: Defined benefit plans	of which: Property revaluation surplus	Total equity attributable to UBS shareholders	Preferred note- holders	Non-controlling interests	Total equity

(9,035)	(6,443)	223	2,600	(5,415)	0	48,540	3,150	46	51,737
						0			0

						(1,269)			(1,269)
						1,416			1,416
						(33)			(33)
						0			0
						(497)			(497)
						16			16
						(379)	(220)	(6)	(605)
						4			4
						0			0
						0			0
						0		(8)	(8)
1,147	248	43	444	412		2,705	212	13	2,930
(7,888)	(6,195)	266	3,043	(5,003)	0	50,503	3,143	45	53,691

(8,522)	(6,954)	249	2,983	(4,806)	6	45,949	3,109	42	49,100
						0			0
						(723)			(723)
						824			824
						182			182
						24			24
						(98)			(98)
						1			1
						(564)	(204)	(6)	(773)
						(21)			(21)
						0	(1,572)		(1,572)
						0			0
						(11)			(11)

(170)	327	(126)	(1,143)	773		1,509	629	1	2,138
(8,692)	(6,627)	123	1,840	(4,034)	6	47,073	1,963	37	49,073

85

Interim consolidated financial statements (unaudited)

Statement of cash flows

	Year-to-date
CHF million	30.6.13	30.6.12

Cash flow from/(used in) operating activities
Net profit/(loss)	1,884	1,781
Adjustments to reconcile net profit to cash flow from/(used in) operating activities
Non-cash items included in net profit and other adjustments:
Depreciation and impairment of property and equipment	404	337
Amortization and impairment of intangible assets	40	48
Credit loss expense/(recovery)	18	(35)
Share of net profits of associates	(24)	(36)
Deferred tax expense/(benefit)	342	743
Net loss/(gain) from investing activities	(228)	(54)
Net loss/(gain) from financing activities	3,435	1,151
Other net adjustments	(1,369)	54
Net (increase)/decrease in operating assets and liabilities:
Net due from/to banks	(3,720)	6,615
Reverse repurchase agreements and cash collateral on securities borrowed	28,792	65,284
Trading portfolio, net replacement values and financial assets designated at fair value	34,582	17,532
Loans/due to customers	(7,077)	11,066
Accrued income, prepaid expenses and other assets	(2,478)	1,049
Repurchase agreements, cash collateral on securities lent	(16,089)	(8,121)
Net cash collateral on derivative instruments	(10,521)	(346)
Accrued expenses, deferred income and other liabilities	4,078	(1,281)
Income taxes paid, net of refunds	(213)	(101)
Net cash flow from/(used in) operating activities	31,857	95,686

Cash flow from/(used in) investing activities
Purchase of subsidiaries, associates and intangible assets	(49)	(8)
Disposal of subsidiaries, associates and intangible assets[1]	117	40
Purchase of property and equipment	(590)	(526)
Disposal of property and equipment	93	5
Net (investment in)/divestment of financial investments available-for-sale[2]	2,323	(7,043)
Net cash flow from/(used in) investing activities	1,894	(7,533)

Cash flow from/(used in) financing activities
Net short-term debt issued/(repaid)	5,942	(27,916)
Net movements in treasury shares and own equity derivative activity	(360)	(1,129)
Dividends paid	(564)	(379)
Issuance of long-term debt, including financial liabilities designated at fair value	14,355	36,817
Repayment of long-term debt, including financial liabilities designated at fair value	(39,396)	(30,881)
Dividends paid and repayment of preferred notes	(1,384)	(241)
Net changes in non-controlling interests	(6)	(6)
Net cash flow from/(used in) financing activities	(21,412)	(23,735)

1 Includes dividends received from associates.    2 Includes gross cash inflows from sales and maturities (CHF 5,081 million for the six months ended 30 June 2013; CHF 4,074 million for the six months ended 30 June 2012) and gross cash outflows from purchases (CHF 3,362 million for the six months ended 30 June 2013; CHF 3,432 million for the six months ended 30 June 2012) related to the Wealth Management Americas available-for-sale portfolio.

86

Financial information

Statement of cash flows (continued)

	Year-to-date
CHF million	30.6.13	30.6.12

Effects of exchange rate differences	1,712	1,557

Net increase/(decrease) in cash and cash equivalents	14,051	65,974
Cash and cash equivalents at the beginning of the period	99,108	85,609
Cash and cash equivalents at the end of the period	113,159	151,583
Cash and cash equivalents comprise:
Cash and balances with central banks	80,544	96,147
Money market paper[1]	2,841	2,582
Due from banks[2]	29,774	52,854
Total	113,159	151,583

Additional information
Net cash flow from/(used in) operating activities include:
Cash received as interest	6,051	7,374
Cash paid as interest	4,122	4,961
Cash received as dividends on equity instruments, investment fund units and associates[3]	904	976

1 Money market paper is included in the balance sheet under Trading portfolio assets and Financial investments available-for-sale.    2  Includes positions recognized in the balance sheet under Due from banks and Cash collateral receivables on derivative instruments with bank counterparties.    3 Includes dividends received from associates reported within cash flow from/(used) investing activities.

87

88

Financial information

Notes to the interim consolidated financial statements

Note 1 Basis of accounting

The consolidated financial statements of UBS are prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), and are stated in Swiss francs (CHF), the currency of Switzerland where UBS AG is incorporated. These interim consolidated financial statements are presented in accordance with IAS 34, Interim Financial Reporting.

In preparing the interim consolidated financial statements, the same accounting principles and methods of computation have been applied as in the annual financial statements as of 31 December 2012, except for the changes set out below and in “Note 1 Basis of accounting” in the “Financial information” section of our first quarter 2013 report. These interim consolidated financial statements are unaudited and should be read in conjunction with the audited financial statements included in our Annual Report 2012. In the opinion of management, all necessary adjustments have been made for a fair presentation of the financial position, results of operations and cash flows.

Recent accounting developments

IFRIC Interpretation 21, Levies

In May 2013, the IASB issued IFRIC Interpretation 21, Levies. IFRIC 21 sets out the accounting for an obligation to pay a government levy that is not within the scope of IAS 12, Income Taxes. The interpretation specifies that liabilities for levies should not be recognized prior to the occurrence of a specified triggering event, regardless of whether an entity has no realistic ability to avoid the triggering event. The standard is applicable retrospectively and is effective for annual periods beginning on or after 1 January 2014, with early adoption permitted. UBS is currently assessing the impact of the standard on the Group’s financial condition, results of operations and cash flows.

Novation of derivatives and continuation of hedge accounting (Amendments to IAS 39)

In June 2013, the IASB issued Novation of Derivatives and Continuation of Hedge Accounting (Amendments to IAS 39, Financial Instruments: Recognition and Measurement) to provide relief from discontinuing hedge accounting when a derivative designated as a hedging instrument is novated to effect clearing with a central counterparty as a result of laws and regulations, provided certain criteria are met. The standard is applicable retrospectively and is effective for annual periods beginning on or after 1 January 2014, with early adoption permitted. UBS is currently assessing the impact of the standard on the Group’s financial condition, results of operations and cash flows.

Definition of restructuring charges

In the second quarter, UBS expanded its definition of restructuring charges to include non-recurring and other temporary costs necessary to effect its restructuring programs. Refer to “Note 19 Changes in organization” for more information.

89

Notes to the interim consolidated financial statements

Note 2   Segment reporting

	Wealth Management	Wealth Management Americas	Investment Bank	Global Asset Management	Retail & Corporate	Corporate Center		UBS
CHF million						Core Functions[1]	Non-core and Legacy Portfolio

For the six months ended 30 June 2013
Net interest income	1,031	424	258	(13)	1,072	62	(145)	2,689
Non-interest income	2,847	2,887	4,772	1,019	798	(558)	729	12,493
Income[2]	3,877	3,311	5,030	1,006	1,870	(496)	584	15,182
Credit loss (expense)/recovery	(11)	0	3	0	(3)	0	(6)	(18)
Total operating income	3,866	3,310	5,033	1,006	1,867	(496)	577	15,164
Personnel expenses	1,704	2,297	2,246	450	746	218	295	7,955
General and administrative expenses	807	444	902	208	401	146	1,390	4,298
Services (to)/from other business divisions	40	8	6	(7)	(73)	1	26	0
Depreciation and impairment of property and equipment	91	59	122	23	70	1	38	404
Amortization and impairment of intangible assets	3	25	6	4	0	0	1	40
Total operating expenses	2,646	2,833	3,281	679	1,143	365	1,750	12,697
Operating profit/(loss) before tax	1,221	477	1,752	328	724	(861)	(1,173)	2,467
Tax expense/(benefit)								583
Net profit/(loss)								1,884

As of 30 June 2013
Total assets[3]	112,437	64,265	271,573	13,190	142,860	224,485	300,261	1,129,071

1 Certain cost allocations to the business divisions are based on periodically agreed standard rates charged to the business divisions on a monthly basis. This could lead to a difference between Corporate Center – Core Functions costs actually incurred and charges to the business divisions.    2 The total inter-segment revenues for the Group are immaterial as the majority of the revenues are allocated across the business divisions by means of revenue-sharing agreements.    3 The segment assets are based on a third-party view and this basis is in line with the internal reporting to management, i.e. the amounts do not include inter-company balances. Certain assets managed centrally by Corporate Center – Core Functions (including property and equipment and certain financial assets) are allocated to the segments on a basis different to which the corresponding costs are allocated. Specifically, certain assets are reported in Corporate Center – Core Functions whereas the corresponding costs are entirely or partially allocated to the segments based on various internally determined allocations. Similarly, certain assets are reported in the business divisions, whereas the corresponding costs are entirely or partially allocated to Corporate Center – Core Functions.

90

Financial information

Note 2  Segment reporting1 (continued)

	Wealth Management	Wealth Management Americas	Investment Bank	Global Asset Management	Retail & Corporate	Corporate Center		UBS
CHF million						Core Functions[2]	Non-core and Legacy Portfolio

For the six months ended 30 June 2012
Net interest income	975	393	456	(13)	1,086	91	(10)	2,978
Non-interest income	2,528	2,530	3,251	937	772	(994)	888	9,912
Income[3]	3,503	2,922	3,708	924	1,857	(903)	878	12,890
Credit loss (expense)/recovery	0	(1)	(1)	0	6	0	32	35
Total operating income	3,503	2,922	3,707	924	1,863	(903)	910	12,925
Personnel expenses	1,185	2,076	2,250	415	577	138	281	6,921
General and administrative expenses	619	382	1,055	193	436	99	265	3,050
Services (to)/from other business divisions	193	(6)	(127)	(2)	(289)	9	222	0
Depreciation and impairment of property and equipment	76	49	105	19	67	2	18	337
Amortization and impairment of intangible assets	4	25	7	4	0	0	9	48
Total operating expenses	2,077	2,527	3,289	629	792	248	794	10,356
Operating profit/(loss) before tax	1,426	394	418	295	1,070	(1,150)	116	2,569
Tax expense/(benefit)								788
Net profit/(loss)								1,781

As of 31 December 2012
Total assets[4]	104,620	63,492	261,511	12,916	145,320	243,313	428,625	1,259,797

1 Figures in this table may differ from those originally published in quarterly and annual reports due to adjustments following organizational changes, restatements due to retrospective adoption of new accounting standards or due to a change to report own credit gains and losses as part of Corporate Center – Core Functions.    2 Certain cost allocations to the business divisions are based on periodically agreed standard rates charged to the business divisions on a monthly basis. This could lead to a difference between Corporate Center – Core Functions costs actually incurred and charges to the business divisions.    3 The total inter-segment revenues for the Group are immaterial as the majority of the revenues are allocated across the business divisions by means of revenue-sharing agreements.    4 The segment assets are based on a third-party view and this basis is in line with the internal reporting to management, i.e. the amounts do not include inter-company balances. Certain assets managed centrally by Corporate Center – Core Functions (including property and equipment and certain financial assets) are allocated to the segments on a basis different to which the corresponding costs are allocated. Specifically, certain assets are reported in Corporate Center – Core Functions whereas the corresponding costs are entirely or partially allocated to the segments based on various internally determined allocations.

91

Notes to the interim consolidated financial statements

Note 3  Net interest and trading income

	For the quarter ended			% change from		Year-to-date
CHF million	30.6.13	31.3.13	30.6.12	1Q13	2Q12	30.6.13	30.6.12

Net interest and trading income
Net interest income	1,208	1,481	1,389	(18)	(13)	2,689	2,978
Net trading income	1,760	2,222	1,364	(21)	29	3,982	2,340
Total net interest and trading income	2,968	3,703	2,753	(20)	8	6,671	5,318
Wealth Management	744	727	683	2	9	1,470	1,370
Wealth Management Americas	327	307	311	7	5	633	633
Investment Bank	1,281	1,833	646	(30)	98	3,114	1,974
of which: Corporate Client Solutions	231	498	253	(54)	(9)	728	346
of which: Investor Client Services	1,050	1,335	393	(21)	167	2,386	1,628
Global Asset Management	5	6	2	(17)	150	10	7
Retail & Corporate	636	609	610	4	4	1,245	1,213
Corporate Center	(24)	223	501			199	120
of which: Core Functions	(61)	(276)	208	(78)		(337)	(829)
of which: own credit on financial liabilities designated at fair value[1]	138	(181)	239		(42)	(43)	(925)
of which: Non-core and Legacy Portfolio	37	499	293	(93)	(87)	535	949
Total net interest and trading income	2,968	3,703	2,753	(20)	8	6,671	5,318

Net interest income
Interest income
Interest earned on loans and advances	2,191	2,297	2,434	(5)	(10)	4,488	4,782
Interest earned on securities borrowed and reverse repurchase agreements	262	238	392	10	(33)	500	791
Interest and dividend income from trading portfolio	923	797	1,384	16	(33)	1,719	2,565
Interest income on financial assets designated at fair value	93	94	87	(1)	7	187	185
Interest and dividend income from financial investments available-for-sale	71	59	101	20	(30)	130	203
Total	3,541	3,484	4,397	2	(19)	7,025	8,527
Interest expense
Interest on amounts due to banks and customers	238	262	412	(9)	(42)	501	859
Interest on securities lent and repurchase agreements	301	217	392	39	(23)	519	705
Interest expense from trading portfolio[2]	806	491	993	64	(19)	1,297	1,529
Interest on financial liabilities designated at fair value	313	335	448	(7)	(30)	648	935
Interest on debt issued	674	697	763	(3)	(12)	1,371	1,521
Total	2,333	2,003	3,008	16	(22)	4,336	5,549
Net interest income	1,208	1,481	1,389	(18)	(13)	2,689	2,978

Net trading income
Investment Bank Corporate Client Solutions	105	372	230	(72)	(54)	477	302
Investment Bank Investor Client Services	1,174	1,205	335	(3)	250	2,379	1,215
Other business divisions and Corporate Center	481	645	800	(25)	(40)	1,127	823
Net trading income	1,760	2,222	1,364	(21)	29	3,982	2,340
of which: net gains/(losses) from financial liabilities designated at fair value1, [3]	1,994	(1,144)	1,761		13	850	(2,021)

1  Refer to “Note 12 Fair value measurement” for more information on own credit.    2  Includes expense related to dividend payment obligations on trading liabilities.    3  Fair value changes of hedges related to financial liabilities designated at fair value are also reported in Net trading income.

92

Financial information

Note 4  Net fee and commission income

	For the quarter ended			% change from		Year-to-date
CHF million	30.6.13	31.3.13	30.6.12	1Q13	2Q12	30.6.13	30.6.12
Equity underwriting fees	227	205	163	11	39	431	379
Debt underwriting fees	137	190	137	(28)	0	327	320
Total underwriting fees	363	395	300	(8)	21	758	699
M&A and corporate finance fees	166	119	136	39	22	285	310
Brokerage fees	1,131	1,094	930	3	22	2,226	1,970
Investment fund fees	988	1,031	871	(4)	13	2,019	1,765
Portfolio management and advisory fees	1,677	1,556	1,451	8	16	3,233	2,855
Insurance-related and other fees	120	123	106	(2)	13	243	208
Total securities trading and investment activity fees	4,446	4,318	3,795	3	17	8,764	7,807
Credit-related fees and commissions	94	99	109	(5)	(14)	193	207
Commission income from other services	226	198	218	14	4	424	419
Total fee and commission income	4,766	4,616	4,121	3	16	9,381	8,433
Brokerage fees paid	256	236	218	8	17	492	448
Other	274	256	256	7	7	530	498
Total fee and commission expense	530	492	474	8	12	1,022	945
Net fee and commission income	4,236	4,123	3,648	3	16	8,360	7,487
of which: net brokerage fees	876	858	712	2	23	1,733	1,523
Note 5 Other income
	For the quarter ended			% change from		Year-to-date
CHF million	30.6.13	31.3.13	30.6.12	1Q13	2Q12	30.6.13	30.6.12
Associates and subsidiaries
Net gains/(losses) from disposals of subsidiaries[1]	21	82	(6)	(74)		103	(23)
Net gains/(losses) from disposals of investments in associates	0	0	0			0	0
Share of net profits of associates	12	12	26	0	(54)	24	36
Total	34	94	20	(64)	70	127	13
Financial investments available-for-sale
Net gains/(losses) from disposals	68	52	58	31	17	119	112
Impairment charges	(9)	(18)	(28)	(50)	(68)	(27)	(57)
Total	59	34	30	74	97	92	55
Net income from properties[2]	10	9	8	11	25	19	17
Net gains/(losses) from investment properties[3]	0	1	1	(100)	(100)	1	3
Other[4]	86	(173)	(56)			(87)	(4)
Total other income	188	(37)	3			152	84

1  Includes foreign exchange gains/losses reclassified from other comprehensive income related to disposed or dormant subsidiaries.    2  Includes net rent received from third parties and net operating expenses.    3   Includes unrealized and realized gains/losses from investment properties at fair value and foreclosed assets.    4  Includes net gains/losses from disposals of loans and receivables and own-used property. The first quarter of 2013 included a loss of CHF 119 million on the buyback of debt in a public tender offer.

93

Notes to the interim consolidated financial statements

Note 6 Personnel expenses

	For the quarter ended			% change from		Year-to-date
CHF million	30.6.13	31.3.13	30.6.12	1Q13	2Q12	30.6.13	30.6.12
Salaries and variable compensation	2,415	2,689	2,352	(10)	3	5,104	5,165
Contractors	42	43	52	(2)	(19)	85	99
Social security	215	218	166	(1)	30	432	365
Pension and other post-employment benefit plans	218	216	90[1]	1	142	434	(435)[1]
Wealth Management Americas: Financial advisor compensation[2]	813	776	713	5	14	1,588	1,392
Other personnel expenses	153	159	170	(4)	(10)	312	335
Total personnel expenses[3]	3,855	4,100	3,544	(6)	9	7,955	6,921

1  Includes a credit of CHF 116 million related to changes to our retiree medical and life insurance benefit plan in the US in the second quarter of 2012 and a credit of CHF 730 million related to changes to our Swiss pension plan in the first quarter of 2012. Refer to “Note 30 Pension and other post-employment benefit plans” in our Annual Report 2012 for more information.    2  Financial advisor compensation consists of grid-based compensation based directly on compensable revenues generated by financial advisors and supplemental compensation calculated based on financial advisor productivity, firm tenure, assets and other variables. It also includes costs related to compensation commitments and advances granted to financial advisors at the time of recruitment, which are subject to vesting requirements.    3  Includes restructuring charges. Refer to “Note 19 Changes in organization” for more information.

Note 7 General and administrative expenses

	For the quarter ended			% change from		Year-to-date
CHF million	30.6.13	31.3.13	30.6.12	1Q13	2Q12	30.6.13	30.6.12
Occupancy	255	261	266	(2)	(4)	516	527
Rent and maintenance of IT and other equipment	114	115	120	(1)	(5)	229	240
Communication and market data services	158	152	158	4	0	311	316
Administration	118	128	107	(8)	10	246	240
Marketing and public relations	108	112	153	(4)	(29)	220	236
Travel and entertainment	112	101	119	11	(6)	212	225
Professional fees	238	206	182	16	31	444	369
Outsourcing of IT and other services	325	302	337	8	(4)	628	634
Provisions for litigation, regulatory and similar matters[1,2]	658	378	181	74	264	1,036	229
Other[3]	213	243	28	(12)	661	456	33
Total general and administrative expenses[4]	2,299	1,999	1,652	15	39	4,298	3,050

1  Reflects the net increase/release of provisions for litigation, regulatory and similar matters recognized in the income statement. In addition, it includes recoveries from third parties of CHF 2 million, CHF 3 million and CHF 4 million for the quarters ended 30 June 2013, 31 March 2013 and 30 June 2012, respectively. A portion (CHF 14 million) of the net increase/release recognized in the income statement for provisions for certain litigation, regulatory and similar matters for the second quarter of 2013 as presented in “Note 17a Provisions” was recorded as negative other income rather than as general and administrative expenses.    2  Refer to “Note 17 Provisions and contingent liabilities” for more information.    3   Includes a charge of CHF 106 million related to the Swiss-UK tax agreement and an impairment charge of CHF 87 million related to certain disputed receivables, both in the second quarter of 2013.    4   Includes restructuring charges. Refer to “Note 19 Changes in organization” for more information.

94

Financial information

Note 8 Earnings per share (EPS) and shares outstanding

	As of or for the quarter ended			% change from		Year-to-date
	30.6.13	31.3.13	30.6.12	1Q13	2Q12	30.6.13	30.6.12

Basic earnings (CHF million)
Net profit/(loss) attributable to UBS shareholders	690	988	524	(30)	32	1,678	1,558

Diluted earnings (CHF million)
Net profit/(loss) attributable to UBS shareholders	690	988	524	(30)	32	1,678	1,558
Less: (profit)/loss on UBS equity derivative contracts	0	(1)	(2)	(100)	(100)	0	(1)
Net profit/(loss) attributable to UBS shareholders for diluted EPS	690	987	522	(30)	32	1,678	1,557

Weighted average shares outstanding
Weighted average shares outstanding for basic EPS	3,761,280,365	3,754,790,008	3,766,724,109	0	0	3,758,035,187	3,760,680,830
Effect of dilutive potential shares resulting from notional shares, in-the-money options and warrants outstanding	74,928,363	85,707,866	60,877,830	(13)	23	79,387,434	63,441,849
Weighted average shares outstanding for diluted EPS	3,836,208,728	3,840,497,874	3,827,601,939	0	0	3,837,422,621	3,824,122,679

Earnings per share (CHF)
Basic	0.18	0.26	0.14	(31)	29	0.45	0.41
Diluted	0.18	0.26	0.14	(31)	29	0.44	0.41

Shares outstanding
Shares issued	3,839,378,864	3,836,939,178	3,833,127,261	0	0
Treasury shares	71,621,067	79,083,158	84,869,397	(9)	(16)
Shares outstanding	3,767,757,797	3,757,856,020	3,748,257,864	0	1
Exchangeable shares	416,708	418,526	433,701	0	(4)
Shares outstanding for EPS	3,768,174,505	3,758,274,546	3,748,691,565	0	1
The table below outlines the potential shares which could dilute basic earnings per share in the future, but were not dilutive for the periods presented:
Potentially dilutive instruments				% change from
Number of shares	30.6.13	31.3.13	30.6.12	1Q13	2Q12	30.6.13	30.6.12
Employee share-based compensation awards	129,331,020	134,285,814	195,398,130	(4)	(34)	129,331,020	195,398,130
Other equity derivative contracts	15,263,515	11,004,435	28,928,879	39	(47)	14,986,238	27,587,057
SNB warrants[1]	100,000,000	100,000,000	100,000,000	0	0	100,000,000	100,000,000
Total	244,594,535	245,290,249	324,327,009	0	(25)	244,317,258	322,985,187
1  These warrants relate to the SNB transaction. The SNB provided a loan to a fund owned and controlled by the SNB (the SNB StabFund), to which UBS transferred certain illiquid securities and other positions. As part of this arrangement, UBS granted warrants on shares to the SNB, which become exercisable if the SNB incurs a loss on its loan to the SNB StabFund.

Note 9 Income taxes

We recognized an income tax expense of CHF 125 million for the second quarter of 2013. This included tax expenses of CHF 104 million in respect of taxable profits of Group entities and a tax expense of CHF 21 million for a net decrease in deferred tax assets in the quarter. The effective tax rate was reduced by significant book tax adjustments in UBS AG (Parent Bank), mainly relating to financial instruments recognized at fair value under IFRS but accounted for at amortized cost for Swiss GAAP and tax purposes.

95

Notes to the interim consolidated financial statements

Note 10 Trading portfolio

CHF million	30.6.13	31.3.13	31.12.12

Trading portfolio assets by product type
Debt instruments
Government bills/bonds	14,955	17,949	28,737
Corporate bonds, municipal bonds, including bonds issued by financial institutions	18,714	21,632	23,887
Loans	4,467	6,134	6,129
Investment fund units	11,308	10,558	12,895
Asset-backed securities	3,979	4,430	8,556
of which: mortgage-backed securities	2,105	2,526	6,760
Total debt instruments	53,423	60,702	80,205
Equity instruments	41,370	53,773	48,035
Financial assets for unit-linked investment contracts	15,021	15,534	15,230
Financial assets held for trading	109,814	130,009	143,471
Precious metals and other physical commodities	9,943	15,023	17,093
Total trading portfolio assets	119,756	145,032	160,564

Trading portfolio liabilities by product type
Debt instruments
Government bills/bonds	10,427	9,047	14,741
Corporate bonds, municipal bonds, including bonds issued by financial institutions	4,147	4,799	5,479
Investment fund units	479	551	383
Asset-backed securities	6	6	22
of which: mortgage-backed securities	5	5	22
Total debt instruments	15,060	14,403	20,626
Equity instruments	14,708	13,825	13,621
Total trading portfolio liabilities	29,768	28,228	34,247

Note 11  Financial investments available-for-sale

CHF million	30.6.13	31.3.13	31.12.12

Financial investments available-for-sale by product type
Debt instruments
Government bills/bonds	44,701	45,733	47,031
Corporate bonds, municipal bonds, including bonds issued by financial institutions	12,090	10,528	10,940
Investment fund units	377	413	375
Asset-backed securities	6,448	5,270	7,313
of which: mortgage-backed securities	6,448	5,270	7,313
Total debt instruments	63,616	61,943	65,659
Shares	659	567	547
Private equity investments	15	18	24
Total equity instruments	673	586	572
Total financial investments available-for-sale	64,290	62,529	66,230

96

Financial information

Note 12 Fair value measurement

This note provides fair value measurement information for both financial and non-financial instruments and is structured as follows:

a)	Valuation principles
b)	Valuation governance
c)	Valuation techniques
d)	Valuation adjustments
e)	Fair value measurements and classification within the fair value hierarchy
f)	Transfers between Level 1 and Level 2 in the fair value hierarchy
g)	Movements of Level 3 instruments
h)	Valuation of assets and liabilities classified as Level 3
i)	Deferred day-1 profit or loss

a) Valuation principles

Fair value is defined as the price that would be received for the sale of an asset or paid to transfer a liability in an orderly transaction between market participants in the principal or most advantageous market as of the measurement date. In measuring fair value, the Group utilizes various valuation approaches and applies a hierarchy for prices and inputs that maximizes the use of observable market information, where available.

All financial and non-financial assets and liabilities measured or disclosed at fair value are categorized into one of three fair value hierarchy levels. In certain cases, the inputs used to measure fair value may fall within different levels of the fair value hierarchy. For disclosure purposes, the level in the hierarchy within which the instrument is classified in its entirety is based upon the lowest level input that is significant to the position’s fair value measurement:

–	Level 1 – quoted prices (unadjusted) in active markets for identical assets and liabilities;
–	Level 2 – valuation techniques for which all significant inputs are, or are based on, observable market data; or
–	Level 3 – valuation techniques for which significant inputs are not based on observable market data

Where applicable, fair values are determined using quoted prices in active markets for identical assets or liabilities. An active market is one in which transactions for the asset or liability take place with sufficient frequency and volume to provide pricing information on an ongoing basis. Assets and liabilities that are quoted and traded in an active market are valued at the currently quoted price times the number of units of the instrument held.

Where the market for a financial or non-financial instrument is not active, fair value is established using a valuation technique, including pricing models. Valuation techniques involve a degree of estimation, the extent of which depends on the complexity of the instrument and the availability of market-based data. Valuation adjustments may be made to allow for additional factors including model, liquidity and credit risks, which are not explicitly captured within the valuation technique, but which would nevertheless be considered by market participants when forming a price. The risk inherent in a particular valuation technique is considered in the determination of an instrument’s classification within the fair value hierarchy.

Many cash instruments and over-the-counter (OTC) derivative contracts have bid and offer prices that can be observed in the marketplace. Bid prices reflect the highest price that a party is willing to pay for an asset. Offer prices represent the lowest price that a party is willing to accept for an asset. In general, long positions in an instrument are measured at a bid price and short positions at an offer price, reflecting the prices at which the instruments could be transferred under normal market conditions. Offsetting positions in the same financial instrument are marked at the mid price within the bid-offer spread.

Generally, the unit of account for a financial instrument is the individual instrument, and UBS applies valuation adjustments at an individual instrument level, consistent with the unit of account. However, where appropriate, UBS may estimate the fair value of a portfolio of financial assets and liabilities with substantially similar and offsetting risk exposures on the basis of the net open risks.

For transactions where the valuation technique used to measure fair value requires significant inputs that are not based on observable market data, the financial instrument is initially recognized at the transaction price. This initial recognition amount may differ from the fair value obtained using the valuation technique. Refer to Note 12i for more information.

b) Valuation governance

UBS’s fair value measurement and model governance framework includes numerous controls and procedural safeguards that are intended to maximize the quality of fair value measurements reported in the financial statements. New products and valuation techniques must be reviewed and approved by key stakeholders from risk and finance control functions. Responsibility for the ongoing measurement of financial and non-financial instruments at fair value resides with the business divisions, but is validated by risk and finance control functions, which are independent of the business divisions. In carrying out their valuation responsibilities, the businesses are required to consider the availability and quality of external market information and to provide justification and rationale for their fair value estimates.

Independent price verification of financial and non-financial

97

Notes to the interim consolidated financial statements

Note 12 Fair value measurement (continued)

instruments measured at fair value is undertaken by the finance control function. The objective of the independent-price-verification process is to corroborate the business’s estimates of fair value against available market information and other relevant data. By benchmarking the business’s fair value estimates with observable market prices and other independent sources, the degree of valuation uncertainty embedded in these measurements is assessed and managed as required in the governance framework. A critical aspect of the independent-price-verification process is the evaluation of the accuracy of modeling approaches and input assumptions, which yield fair value estimates derived from valuation techniques. Fair value measurements are compared with observed prices and market levels, if possible for the specific instrument being valued. This calibration analysis is performed to assess the ability of the model and its inputs, which are frequently based upon a combination of data that is observable and parameters which are difficult to observe, to value a specific product in its principal market. An independent model review group evaluates UBS’s valuation models on a regular basis, or if established triggers occur, and approves them for valuing specific products. As a result of the valuation controls employed, valuation adjustments may be made to the business’s estimate of fair value to align with independent market information and accounting standards.

c) Valuation techniques

Valuation techniques are used to value positions for which a market price is not available from market sources. This includes certain less liquid debt and equity instruments, investment property for which available price information requires some degree of modification from directly available prices and all derivatives transacted in the OTC market. UBS uses widely recognized valuation techniques for determining the fair value of financial and non-financial instruments that are not actively traded and quoted. The most frequently applied valuation techniques include discounted value of expected cash flow, relative value and option pricing methodologies.

Discounted value of expected cash flows is a valuation technique that measures fair value using estimated expected future cash flows from assets or liabilities and then discounts these flows using a discount rate or discount margin that reflects the credit and/or funding spreads required by the market for instruments with similar risk and liquidity profiles to produce a “present value”. When using such valuation techniques, expected future cash flows are estimated using an observed or implied market price for the future cash flows or by estimating the expected future cash flows using industry standard cash flow projection models. The discount factors within the calculation are generated using industry standard yield curve modeling techniques and models.

Relative value models measure fair value based on the market prices of equivalent or comparable assets or liabilities, making adjustments for differences between the characteristics of the observed instrument and the instrument being valued.

    Option pricing models incorporate assumptions regarding the behavior of future price movements of an underlying referenced asset or assets to generate a probability-weighted future expected payoff for the option. The resulting probability-weighted expected payoff is then discounted using discount factors generated from industry standard yield curve modeling techniques and models. The option pricing model may be implemented using a close-form analytical formula or other mathematical techniques (e.g. binomial tree or Monte Carlo simulation).

Where available, valuation techniques use market-observable assumptions and inputs. If such information is not available, inputs may be derived by reference to similar assets in like and active markets, from recent prices for comparable transactions or from other observable market data. When measuring fair value, UBS selects the non-market-observable inputs to be used in its valuation techniques, based on a combination of historical experience, derivation of input levels based upon similar products with observable price levels and knowledge of current market conditions and valuation approaches.

For more complex instruments and instruments not traded in an active market, fair values may be estimated using a combination of observed transaction prices, consensus pricing services and relevant quotes. Consideration is given to the nature of the quotes (e.g. indicative or firm) and the relationship of recently evidenced market activity to the prices provided by consensus pricing services. UBS also uses internally developed models, which are typically based on valuation methods and techniques recognized as standard within the industry.

    Assumptions and inputs used in valuation techniques include benchmark interest rate curves, credit and funding spreads used in estimating discount rates, bond and equity prices, equity index prices, foreign exchange rates, levels of market volatility and correlation. The discount curves used by the Group incorporate the funding and credit characteristics of the instruments to which they are applied.

98

Financial information

Note 12 Fair value measurement (continued)

d) Valuation adjustments

The output of a valuation technique is always an estimate or approximation of a fair value that cannot be measured with complete certainty. As a result, valuations are adjusted, where appropriate, to reflect close-out costs, credit exposure, model-driven-valuation uncertainty, trading restrictions and other factors, when such factors would be considered by market participants in measuring fair value. Valuation adjustments are an important component of fair value for assets and liabilities that are measured using valuation techniques. Such adjustments are applied to reflect uncertainties within the fair value measurement process, to adjust for an identified model simplification or to incorporate an aspect of fair value that requires an overall portfolio assessment rather than an evaluation based on an individual instrument level characteristic.

The major classes of valuation adjustments are discussed in further detail below.

Reflection of market bid-to-offer levels

Instruments that are measured as part of a portfolio of combined long and short positions are valued at mid-market levels to ensure consistent valuation of the long and short component risks. A valuation adjustment is then made to the overall net long or short exposure to move the fair value to bid or offer as appropriate, reflecting current levels of market liquidity. The bid-to-offer spreads used in the calculation of the valuation adjustment are obtained from market and broker sources and are updated periodically.

Reflection of model uncertainty

Uncertainties associated with the use of model-based valuations are incorporated into the measurement of fair value through the use of model reserves. These reserves reflect the amounts that the Group estimates should be deducted from valuations produced directly by models to incorporate uncertainties in the relevant modeling assumptions, in the model and market inputs used, or in the calibration of the model output to adjust for known model deficiencies. In arriving at these estimates, the Group considers a range of market practices, including how it believes market participants would assess these uncertainties. Model reserves are reassessed periodically in light of information from market transactions, consensus pricing services and other relevant sources.

Day-1 reserves

Day-1 profit or loss reserves are reflected, where appropriate, as valuation adjustments. Please refer to Note 12i for more information.

Counterparty credit risk

In order to measure fair value, credit valuation adjustments (CVA) are necessary to reflect the credit risk of the counterparty inherent in OTC derivative instruments, derivatives embedded in funded assets designated at fair value and derivatives embedded in traded debt instruments. This amount represents the estimated fair value of protection required to hedge the counterparty credit risk of such instruments. CVA is determined for each counterparty considering all exposures to that counterparty and is dependent on the expected future value of exposures, default probabilities and recovery rates, applicable collateral or netting arrangements, break clauses and other contractual factors.

Own credit risk in the valuations of OTC derivative instruments

The Group estimates debit valuation adjustments (DVA) to incorporate own credit in the valuation of derivatives, effectively consistent with the CVA methodology. DVA represents the theoretical cost to counterparties of hedging, or the credit risk reserve that a counterparty could reasonably be expected to hold, against their credit risk exposure to UBS. DVA is determined for each counter-party considering all exposures with that counterparty and taking into account collateral netting agreements, expected future mark-to-market movements and UBS’s credit default spreads.

e) Fair value measurements and classification within the fair value hierarchy

The classification in the fair value hierarchy of the Group’s financial and non-financial assets and liabilities measured at fair value is summarized in the table below. The narrative that follows describes the significant valuation inputs and assumptions for each class of assets and liabilities measured at fair value, the valuation techniques, where applicable, used in measuring their fair value, and the factors determining their classification within the fair value hierarchy.

99

Notes to the interim consolidated financial statements

Note 12 Fair value measurement (continued)

Determination of fair values from quoted market prices or valuation techniques[1]
	30.6.13				31.3.13				31.12.12
CHF billion	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Assets measured at fair value on a recurring basis

Financial assets held for trading[2]	70.5	33.4	5.9	109.8	83.6	40.7	5.7	130.0	91.4	46.4	5.7	143.5
of which:
Government bills/bonds	9.6	5.3	0.0	15.0	12.3	5.6	0.1	17.9	22.2	6.4	0.1	28.7
Corporate bonds, municipal bonds, including bonds issued by financial institutions	1.1	16.0	1.6	18.7	1.6	18.4	1.6	21.6	0.8	21.4	1.6	23.9
Loans	0.0	2.0	2.5	4.5	0.0	3.8	2.3	6.1	0.0	4.1	2.0	6.1
Investment fund units	5.1	6.0	0.2	11.3	3.7	6.8	0.1	10.6	2.6	10.2	0.1	12.9
Asset-backed securities	0.0	2.8	1.2	4.0	0.0	3.1	1.4	4.4	3.6	3.4	1.5	8.6
Equity instruments	40.1	1.0	0.3	41.4	51.0	2.6	0.2	53.8	47.6	0.3	0.1	48.0
Financial assets for unit-linked investment contracts	14.5	0.4	0.1	15.0	14.9	0.5	0.1	15.5	14.5	0.4	0.3	15.2

Positive replacement values	3.2	318.7	9.8	331.7	3.3	369.3	9.4	382.0	2.9	408.0	8.1	419.0
of which:
Interest rate contracts	0.0	190.7	0.8	191.5	0.0	242.8	0.4	243.1	0.0	267.3	0.4	267.8
Credit derivative contracts	0.0	24.2	3.8	28.1	0.0	28.7	4.3	33.0	0.0	33.2	3.6	36.9
Foreign exchange contracts	0.7	82.0	0.9	83.6	0.3	81.0	1.1	82.4	0.3	92.7	1.2	94.3
Equity/index contracts	1.8	15.0	4.3	21.1	2.5	13.1	3.5	19.1	2.2	10.9	2.9	15.9
Commodities contracts	0.0	6.7	0.0	6.7	0.0	3.6	0.0	3.6	0.1	3.8	0.0	3.8

Financial assets designated at fair value	0.1	3.3	7.6	11.1	0.1	3.9	8.1	12.0	0.1	4.1	4.9	9.1
of which:
Loans (including structured loans)	0.0	1.2	3.0	4.2	0.0	1.3	3.5	4.7	0.0	1.4	1.4	2.8
Structured reverse repurchase and securities borrowing agreements	0.0	1.7	4.4	6.1	0.0	2.2	4.3	6.5	0.0	2.2	3.3	5.5
Other	0.1	0.5	0.2	0.8	0.1	0.5	0.3	0.8	0.1	0.5	0.2	0.8

Financial investments available-for-sale	45.8	17.5	1.0	64.3	46.8	14.9	0.8	62.5	48.5	16.9	0.7	66.2
of which:
Government bills/bonds	43.9	0.8	0.0	44.7	44.8	0.9	0.0	45.7	46.4	0.6	0.0	47.0
Corporate bonds, municipal bonds, including bonds issued by financial institutions	1.8	10.2	0.1	12.1	1.8	8.6	0.1	10.5	2.1	8.8	0.1	10.9
Investment fund units	0.0	0.0	0.3	0.4	0.1	0.0	0.3	0.4	0.0	0.1	0.2	0.4
Asset-backed securities	0.0	6.4	0.0	6.4	0.0	5.3	0.0	5.3	0.0	7.3	0.0	7.3
Equity instruments	0.1	0.0	0.5	0.7	0.1	0.0	0.4	0.6	0.1	0.0	0.4	0.6

Non-financial assets
Investment properties at fair value	0.0	0.0	0.1	0.1	0.0	0.0	0.1	0.1	0.0	0.0	0.1	0.1
Precious metals and other physical commodities	10.0	0.0	0.0	10.0	15.1	0.0	0.0	15.1	17.1	0.0	0.0	17.1

Assets measured at fair value on a non-recurring basis
Other assets[3]	0.0	0.1	0.1	0.1	0.0	0.1	0.1	0.1	0.0	0.0	0.1	0.1
Total assets	129.5	373.1	24.5	527.1	148.7	428.9	24.2	601.8	160.0	475.4	19.6	655.1

100

Financial information

Note 12 Fair value measurement (continued)

Determination of fair values from quoted market prices or valuation techniques[1] (continued)
	30.6.13				31.3.13				31.12.12
CHF billion	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Liabilities measured at fair value on a recurring basis
Trading portfolio liabilities	25.2	4.4	0.2	29.8	23.3	4.7	0.2	28.2	28.6	5.4	0.2	34.2
of which:
Government bills/bonds	9.9	0.5	0.0	10.4	8.7	0.4	0.0	9.0	14.1	0.6	0.0	14.7
Corporate bonds, municipal bonds, including bonds issued by financial institutions	0.5	3.6	0.1	4.2	0.6	4.0	0.1	4.8	0.9	4.5	0.1	5.5
Investment fund units	0.3	0.1	0.0	0.5	0.3	0.2	0.0	0.6	0.1	0.2	0.0	0.4
Asset-backed securities	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Equity instruments	14.5	0.2	0.0	14.7	13.7	0.1	0.1	13.8	13.5	0.1	0.0	13.6

Negative replacement values[4]	3.0	305.7	5.8	314.5	2.4	354.4	6.4	363.2	2.9	385.9	6.5	395.3
of which:
Interest rate contracts	0.0	167.8	0.7	168.5	0.0	215.2	0.7	216.0	0.0	241.1	0.4	241.5
Credit derivative contracts	0.0	23.3	2.5	25.9	0.0	28.3	3.0	31.3	0.0	31.1	3.3	34.4
Foreign exchange contracts	0.7	90.5	0.9	92.1	0.3	89.8	1.0	91.1	0.3	96.8	1.5	98.5
Equity/index contracts	1.6	17.7	1.7	21.0	1.6	17.1	1.6	20.3	2.2	12.9	1.3	16.4
Commodities contracts	0.0	6.3	0.0	6.3	0.0	3.9	0.0	3.9	0.1	3.9	0.0	4.0

Financial liabilities designated at fair value	1.0	61.1	13.3	75.4	0.0	74.5	13.9	88.4	0.0	77.2	14.7	91.9
of which:
Non-structured fixed rate bonds	0.0	3.1	0.8	3.9	0.0	3.9	0.5	4.4	0.0	4.2	0.8	5.0
Structured debt instruments issued	1.0	51.2	8.4	60.6	0.0	57.7	8.7	66.4	0.0	57.4	10.0	67.4
Structured over-the-counter debt instruments	0.0	6.7	2.5	9.2	0.0	12.8	2.7	15.5	0.0	15.5	2.2	17.7
Structured repurchase agreements	0.0	0.0	1.6	1.6	0.0	0.0	2.0	2.0	0.0	0.0	1.7	1.7
Loan commitments	0.0	0.1	0.0	0.1	0.0	0.1	0.0	0.2	0.0	0.2	0.0	0.2

Other liabilities – amounts due under unit-linked investment contracts	0.0	15.4	0.0	15.4	0.0	15.9	0.0	15.9	0.0	15.3	0.0	15.3
Total liabilities	29.2	386.6	19.3	435.1	25.7	449.5	20.5	495.8	31.5	483.8	21.4	536.7

1  Bifurcated embedded derivatives, which are presented on the same balance sheet lines as their host contracts, are excluded from this table. As of 30 June 2013, net bifurcated embedded derivative liabilities held at fair value, totaling CHF 0.2 billion (of which CHF 0.3 billion were net level 2 assets and CHF 0.5 billion net level 2 liabilities) were recognized on the balance sheet within Debt issued. In the second quarter of 2013, comparative period figures for bifurcated embedded derivatives were restated. On a restated basis, as of 31 March 2013, net bifurcated embedded derivative liabilities held at fair value, totaling CHF 0.0 billion (of which CHF 0.3 billion were net level 2 assets and CHF 0.3 billion net level 2 liabilities) were recognized on the balance sheet within Debt issued. On a restated basis, as of 31 December 2012, net bifurcated embedded derivative liabilities held at fair value, totaling CHF 0.1 billion (of which CHF 0.2 billion were net level 2 assets and CHF 0.3 billion net level 2 liabilities) were recognized on the balance sheet within Debt issued.    2  Financial assets held for trading do not include precious metals and commodities.    3  Other assets primarily consist of assets held for sale, which are measured at the lower of their net carrying amount or fair value less costs to sell.    4  Includes a life-to-date debit valuation adjustment gain on derivatives of CHF 423 million as of 30 June 2013.

Financial assets and liabilities held for trading, financial assets designated at fair value and financial investments available-for-sale

Government bills and bonds

Government bills and bonds include fixed rate, floating rate and inflation-linked bills and bonds issued by sovereign governments, as well as interest and principal strips based on these bonds. Such instruments are generally traded in active markets and prices can be obtained directly from these markets, resulting in classification as Level 1, while the majority of the remaining positions are classified as Level 2. Instruments that cannot be priced directly using active market data are valued using discounted cash flow valuation techniques that incorporate market data for similar government instruments converted into yield curves. These yield curves are used to project future index levels, where appropriate, and to discount expected future cash flows. The main inputs to valuation techniques for these instruments are bond prices and inputs to estimate the future index levels for floating or inflation index-linked instruments. Instruments classified as Level 3 are limited and are generally classified as such due to the requirement to extrapolate yield curve inputs outside the range of active market trading.

Corporate and agency bonds

Corporate bonds include senior, junior and subordinated debt issued by corporate entities. Agency bonds are issued by government backed agencies. While most instruments are standard fixed or floating rate securities, some may have more complex coupon or embedded option features. Corporate and agency bonds are generally valued using prices obtained directly from the market. In

101

Notes to the interim consolidated financial statements

Note 12 Fair value measurement (continued)

cases where no directly comparable price is available, instruments may be valued using yields derived from other securities by the same issuer or benchmarked against similar securities, adjusted for seniority, maturity and liquidity. Instruments that cannot be priced directly using active market data are valued using discounted cash flow valuation techniques incorporating the credit spread of the issuer, which may be derived from other issuances or CDS information for the issuer, estimated with reference to other equivalent issuer price observations or from credit modeling techniques. Corporate bonds are typically classified as Level 2 because, although market data is readily available, there is often insufficient third-party trading transaction data to justify an active market and corresponding Level 1 classification. Agency bonds are generally classified as Level 1 or Level 2 depending on the depth of trading activity behind price sources. Level 3 instruments have no suitable price available for the security held or by reference to other securities issued by the same issuer. Therefore, these instruments are measured based upon price levels for similar issuers adjusted for relative tenor and issuer quality.

Convertible bonds are generally valued using prices obtained directly from market sources. In cases where no directly comparable price is available, issuances may be priced using a convertible bond model, which values the embedded equity option and debt components and discounts these amounts using a curve that incorporates the credit spread of the issuer. Although market data is readily available, convertible bonds are typically classified as Level 2 because there is insufficient third-party trading transaction data to justify a Level 1 classification.

Traded loans and loans designated at fair value

Traded loans and loans designated at fair value are valued directly using market prices that reflect recent transactions or quoted dealer prices where available. For illiquid loans where no market price information is available, alternative valuation techniques are used, which include relative value benchmarking using pricing derived from debt instruments in comparable entities or different products in the same entity. The corporate lending portfolio is valued using either directly observed market prices typically from consensus providers or by using a credit default swap valuation technique, which requires inputs for credit spreads, credit recovery rates and interest rates. The market for these instruments is not actively traded and even though price information is available it may not be directly observable, and therefore corporate loans typically do not meet Level 1 classification. Instruments with suitably deep and liquid price information available will be classified as Level 2, while any positions requiring the use of valuation techniques or for which the price sources have insufficient trading depth are classified as Level 3. Recently originated commercial real estate loans which are classified as Level 3 are measured using a securitization approach based on rating agency guidelines. Future profit and loss from the securitization is not recognized, but overall spread moves are captured in the loan valuation.

Included within loans are various contingent lending transactions, for which valuations are dependent on actuarial mortality levels and actuarial life insurance policy lapse rates. Mortality and lapse rate assumptions are based on external actuarial estimations for large homogeneous pools, and contingencies are derived from a range relative to the actuarially expected amount. In addition, the pricing technique uses volatility of mortality as an input.

Investment fund units

Investment fund units are predominantly exchange traded, with quoted prices in liquid markets readily available. Where market prices are not available, fair value may be measured using net asset values (NAV), taking into account any restrictions imposed upon redemption. Listed units are classified as Level 1, provided there is sufficient trading to justify active market classification, while other positions are classified as Level 2. Positions where NAV is not available and which are not redeemable at the measurement date or in the near future are classified as Level 3.

Asset-backed securities

Residential mortgage-backed securities (RMBS), commercial mortgage-backed securities (CMBS), other asset-backed securities (ABS) and collateralized debt obligations (CDO)

RMBS, CMBS, ABS and CDO are instruments issued through the process of securitization of underlying interest bearing assets. The underlying collateral for RMBS is residential mortgages; for CMBS, commercial mortgages; for ABS, other assets such as credit cards, cars or student loans and leases; and for CDO, other securitized positions of RMBS, CMBS or ABS. The market for these securities is not actively traded and therefore a variety of valuation techniques are used to measure fair value. For more liquid securities, trade or quote information may be obtained periodically for the instrument held, and the valuation process will use this trade price information, updated for movements in market levels between the time of trading and the time of valuation. Less liquid instruments are measured using discounted expected cash flows incorporating price information for instruments or indices with similar risk profiles. Expected cash flow estimation involves the modeling of the expected collateral cash flows using input assumptions derived from proprietary models, fundamental analysis and/or market research based on management’s quantitative and qualitative assessment of current and future economic conditions. The expected collateral cash flows thus estimated are then converted into the securities’ projected performance under such conditions based upon the credit enhancement and subordination terms of the securitization. Expected cash flow schedules are discounted using a rate or discount margin that reflects the discount levels required by the market for instruments with similar risk and liquidity profiles. Inputs to discounted expected cash flow techniques include asset prepayment rates, discount margin or discount yields, asset default rates and asset loss on default severity, which

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may in turn be estimated using more fundamental loan and economic drivers such as, but not limited to, loan to value information, house price appreciation, foreclosure costs, rental income levels, void periods and employment levels. RMBS, CMBS and ABS are generally classified as Level 2. However, if significant inputs are unobservable, or if market or fundamental information is not available for instruments or collateral with a sufficiently similar risk profile to the positions held, they are classified as Level 3.

Equity instruments

The majority of equity securities are actively traded on public stock exchanges where quoted prices are readily and regularly available, resulting in their classification as Level 1. Units held in hedge funds are also classified as equity instruments. Fair value for these units is measured based on their published NAV, taking into account any restrictions imposed upon the redemption. These units are classified as Level 2, except for positions where published NAV is not available and which are not redeemable at the measurement date or in the near future, which are classified as Level 3.

Unlisted equity holdings, including private equity positions, are initially marked at their transaction price and are periodically revalued to the extent reliable evidence of price movements becomes available or the position is deemed to be impaired.

Financial assets underlying unit-linked investments

Unit-linked investment contracts allow investors to invest in a pool of assets through issued investment units. The unit holders receive all rewards and bear all risks associated with the reference asset pool. Assets held under unit-linked investment contracts are presented as Trading portfolio assets. The majority of assets are listed on exchanges and are classified as Level 1 if actively traded, or Level 2 if trading is not active. However, instruments for which prices are not readily available are classified as Level 3.

Structured repurchase agreements

Structured repurchase agreements designated at fair value are measured using discounted expected cash flow techniques. The discount rate applied is based upon funding curves that are specific to the collateral eligibility terms for the contract in question. Collateral terms for these positions are not standard and therefore funding spread levels used for valuation cannot be observed in the market. As a result, these positions are classified as Level 3.

Replacement values

Collateralized and uncollateralized instruments

The curves used for discounting expected cash flows in the valuation of collateralized derivatives reflect the funding terms associated with the relevant collateral arrangement for the instrument being valued. These collateral arrangements differ across counterparties with respect to the eligible currency and interest terms of the collateral. The majority of collateralized derivatives are measured using a discount curve that is based upon funding rates derived from overnight interest in the cheapest eligible currency for the respective counterparty collateral agreement.

Uncollateralized derivatives are discounted using the LIBOR (or equivalent) curve for the currency of the instrument. As described in Note 12d, the fair value of uncollateralized derivatives is adjusted using CVA and DVA processes to reflect an estimation of the impact of counterparty credit and UBS own credit risk on the fair value of assets and liabilities.

Interest rate contracts

Interest rate swap contracts include interest rate swaps, basis swaps, cross-currency swaps, inflation swaps and interest rate forwards, often referred to as forward rate agreements (FRA). These products are valued by estimating future interest cash flows and discounting those cash flows using a rate that reflects the appropriate funding rate for the position being measured. The yield curves used to estimate future index levels and discount rates are generated using market standard yield curve models using interest rates associated with current market activity. The key inputs to the models are interest rate swap rates, FRA rates, short-term interest rate futures prices, basis swap spreads and inflation swap rates. In most cases, the standard market contracts that form the inputs for yield curve models are traded in active and observable markets, resulting in the majority of these financial instruments being classified as Level 2.

    Interest rate option contracts include caps and floors, swaptions, swaps with complex payoff profiles and other more complex interest rate options. These contracts are valued using various market standard option models, using inputs that include interest rate yield curves, inflation curves, volatilities and correlation. The volatility and correlation inputs within the models are implied from market data based on market observed prices for standard option instruments trading within the market. Option models used to value more exotic products have a number of model parameter inputs that require calibration to enable the exotic model to price standard option instruments to the price levels observed in the market. Although these inputs cannot be directly observed, they are generally treated as Level 2 as the calibration process enables the model output to be validated to active market levels. Models calibrated in this way are then used to revalue the portfolio of both standard options as well as more exotic products. In most cases, there are active and observable markets for the standard market instruments that form the inputs for yield curve models as well as the financial instruments from which volatility and correlation inputs are derived, resulting in the majority of these products being classified as Level 2. Within interest rate option contracts, exotic options for which appropriate volatility or correlation input levels cannot be implied from observable market data are classified as Level 3. These options are valued using volatility and correlation levels derived from non-market sources.

    Interest rate swap and option contracts are classified as Level 3 when the maturity of the contract exceeds the term for which

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Note 12 Fair value measurement (continued)

standard market quotes are observable for a significant input parameter. Such positions are valued by extrapolation from the last observable point using standard assumptions or by reference to another observable comparable input parameter to represent a suitable proxy for that portion of the term.

Credit derivative contracts

Credit derivative contracts based on a single credit name include credit default swaps (CDS) based on corporate and sovereign single names, CDS on loans and certain total return swaps (TRS). These contracts are valued by estimating future default probabilities using industry standard models based upon market credit spreads, upfront pricing points and implied recovery rates. These default and recovery assumptions are used to generate future expected cash flows that are then discounted using market standard discounted cash flow models and a discount rate that reflects the appropriate funding rate for that portion of the portfolio. TRS and certain single name CDS contracts for which a derivative based credit spread is not directly available are valued using a credit spread derived from the price of the cash bond that is referenced in the credit derivative, adjusted for any funding differences between the cash and synthetic product. Loan CDS for which a credit spread cannot be observed directly may be valued, where possible, using the corporate debt curve for the entity, adjusted for differences between loan and debt default definitions and recovery rate assumptions. Inputs to the valuation models used to value single name and loan CDS include single name credit spreads and upfront pricing points, recovery rates and funding curves. In addition, corporate bond prices are used as inputs to the valuation model for TRS and certain single name or loan CDS as described. Many single name credit default swaps are classified as Level 2 because the credit spreads and recovery rates used to value these contracts are actively traded and observable market data is available. Where the underlying reference name is not actively traded, these contracts are classified as Level 3.

    Credit derivative contracts based on a portfolio of credit names include credit default swaps on a credit index, credit default swaps based on a bespoke portfolio or first to default swaps (FTD). The valuation of these contracts is similar to that described above for single name CDS and includes an estimation of future default probabilities using industry standard models based upon market credit spreads, upfront pricing points and implied recovery rates. These default and recovery assumptions are used to generate future expected cash flows that are then discounted using market standard discounted cash flow models based on an estimation of the funding rate for that portion of the portfolio. Tranche products and FTD are valued using industry standard models that, in addition to default and recovery assumptions as above, incorporate implied correlations to be applied to the credits within the portfolio in order to apportion the expected credit loss at a portfolio level across the different tranches or names within the overall structure. These correlation assumptions are derived from prices of actively traded index tranches or other FTD baskets. Inputs to the valuation models used for all portfolio credit default swaps include single name or index credit spreads and upfront pricing points, recovery rates and funding curves. In addition, models used for tranche and FTD products have implied credit correlations as inputs. Credit derivative contracts based on a portfolio of credit names are classified as Level 2 when credit spreads and recovery rates are determined from actively traded observable market data, and when the correlation data used to value bespoke and index tranches is based on actively traded index tranche instruments. This correlation data undergoes a mapping process that takes into account both the relative tranche attachment/detachment points in the overall capital structure of the portfolio and portfolio composition. Where the mapping process requires extrapolation beyond the range of available and active market information, the position is classified as Level 3; this relates to a small number of index and all bespoke tranche contracts. FTD are classified as Level 3, as the correlations between specific names in the FTD portfolio are not actively traded. Also classified as Level 3 are several older credit index positions, referred to as “off the run” indices, due to the lack of any active market for the index credit spread.

Credit derivative contracts on securitized products have an underlying reference asset that is a securitized product (RMBS, CMBS, ABS or CDO) and include credit default swaps and certain TRS. These credit default swaps (typically referred to as “pay-as-you-go” or “PAYG CDS”) and TRS are valued using a similar valuation technique to the underlying security (by reference to equivalent securities trading in the market, or through cash flow estimation and discounted cash flow techniques as described in the Asset-backed securities section above), with an adjustment made to reflect the funding differences between cash and synthetic form. Inputs to the PAYG CDS and TRS are those used to value the underlying security (prepayment rates, default rates, loss severity, discount margin/rate, etc.) and those used to capture the funding basis differential between cash and synthetic form. The classification of PAYG CDS and these TRS follow the characteristics of the underlying security and are therefore distributed across Level 2 and Level 3.

Foreign exchange (FX) contracts

Open spot FX contracts are valued using the FX spot rate observed in the market. Forward FX contracts are valued using the FX spot rate adjusted for forward pricing points observed from standard market-based sources. As the markets for both FX spot and FX forward pricing points are both actively traded and observable, FX contracts are generally classified as Level 2.

    OTC FX option contracts include standard call and put options, options with multiple exercise dates, path dependent options, options with averaging features, options with discontinuous pay-off characteristics and options on a number of underlying FX rates. OTC FX option contracts are valued using market standard option

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valuation models. The models used for shorter dated options (i.e. maturities of five years or less) tend to be different than those used for longer-dated options because the models needed for longer-dated OTC FX contracts require additional consideration of interest rate and FX rate interdependency. Inputs to the option valuation models include spot FX rates, FX forward points, FX volatilities, interest rate yield curves, interest rate volatilities and correlations. The inputs for volatility and correlation are implied through the calibration of observed prices for standard option contracts trading within the market.

As inputs are derived mostly from standard market contracts traded in active and observable markets, a significant proportion of OTC FX option contracts are classified as Level 2. OTC FX option contracts classified as Level 3 include long-dated FX exotic option contracts for which there is no active market from which to derive volatility or correlation inputs. These OTC FX option contracts are valued by reference to inputs derived from non-market-based sources (such as historic data or consensus pricing services), or by extrapolation.

Balance guaranteed swaps (BGS) are interest rate or currency swaps that have a notional schedule based on a securitization vehicle, requiring the valuation to incorporate an adjustment for the unknown future variability of the notional schedule. Inputs to value BGS are those used to value the standard market risk on the swap and those used to estimate the notional schedule of the underlying securitization pool (i.e. prepayment, default and interest rates). BGS are classified as Level 3, as the correlation between unscheduled notional changes and the underlying market risk of the BGS does not have an active market and cannot be observed.

Equity/index contracts

Equity/index contracts include equity forward contracts and equity option contracts. Equity forward contracts have a single stock or index underlying and are valued using market standard models. The key inputs to the models are stock prices, estimated dividend rates and equity funding rates (which are implied from prices of forward contracts observed in the market). Estimated cash flows are then discounted using market standard discounted cash flow models using a rate that reflects the appropriate funding rate for that portion of the portfolio. As inputs are derived mostly from standard market contracts traded in active and observable markets, a significant proportion of equity forward contracts are classified as Level 2. Positions classified as Level 3 have no market information available for the instrument maturity and are valued by some form of extrapolation of available data, use of historic dividend information, or use of data for a related equity.

    Equity option contracts include market standard single or basket stock or index call and put options as well as equity option contracts with more complex features including option contracts with multiple or continuous exercise dates; option contracts for which the payoff is based upon the relative or average performance of components of a basket; option contracts with discontinuous payoff profiles; path dependent options and option contracts with a payoff calculated directly upon equity features other than price (i.e. dividend rates, volatility or correlation). Equity option contracts are valued using market standard models that estimate the equity forward level as described above for equity forward contracts and incorporate inputs for stock volatility and for correlation between stocks within a basket. The probability-weighted expected option payoff generated is then discounted using market standard discounted cash flow models using a rate that reflects the appropriate funding rate for that portion of the portfolio. Positions for which inputs are derived from standard market contracts traded in active and observable markets are classified as Level 2. Level 3 positions are those for which volatility, forward or correlation inputs are not observable and are therefore valued using extrapolation of available data, historic dividend, correlation or volatility information, or the equivalent data for a related equity.

UBS’s option to acquire the equity of the SNB StabFund is also included within Equity/index contracts. The fair value of this option is principally driven by the fund’s net asset value (NAV), which is in turn derived from the fund’s constituent assets, a portion of which are Level 3 assets.

Commodity derivative contracts

Commodity derivative contracts include forward, swap and option contracts on individual commodities and on commodity indices. Commodity forward and swap contracts are measured using market standard models that use market forward levels on standard instruments. Commodity option contracts are measured using market standard option models that estimate the commodity forward level as described above for commodity forward and swap contracts, incorporating inputs for the volatility of the underlying index or commodity. The option model produces a probability-weighted expected option payoff that is then discounted using market standard discounted cash flow models using a rate that reflects the appropriate funding rate for that portion of the portfolio. For commodity options on baskets of commodities or bespoke commodity indices, the valuation technique also incorporates inputs for the correlation between different commodities or commodity indices. Individual commodity contracts are typically classified as Level 2 because active forward and volatility market data is available. As there are no active markets in which to observe bespoke index volatility levels or correlations between commodities, a significant portion of commodity derivative contracts are classified as Level 3.

Investment properties

Investment properties consist of various real estate holdings. Valuations are based on recognized valuation techniques, including relative value of market comparables, where available. As properties have unique location and physical characteristics, valuations generally incorporate significant unobservable estimates to reflect those factors. Thus, investment property is classified as Level 3.

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Note 12 Fair value measurement (continued)

Financial liabilities designated at fair value

Structured debt instruments issued

Structured debt instruments issued are comprised of medium term notes (MTN), which are held at fair value under the fair value option. These MTN are tailored specifically to the holder’s risk or investment appetite with structured coupons or payoffs. The risk management and the valuation approaches for these MTN are closely aligned to the equivalent derivatives business and the underlying risk, and the valuation techniques used for this component are the same as the relevant valuation techniques described above. For example, equity-linked notes should be referenced to equity/index contracts in the replacement value section and credit-linked notes should be referenced to credit derivative contacts.

UBS’s own credit risk in the valuations of financial liabilities designated at fair value

In addition to considering the valuation of the derivative risk component, the valuation of the fair value option liability also requires consideration of the funded component and specifically the own credit component of fair value. Own credit risk is reflected if this component would be considered for valuation purposes by market participants. Consequently, own credit risk is not reflected for those contracts that are fully collateralized and for other contracts for which it is established market practice not to include an own credit component. The own credit component is estimated using a funds transfer price (FTP) curve to derive a single, market-based level of discounting for uncollateralized funded instruments. UBS senior debt curve spreads are discounted in order to arrive at the FTP curve, with the discount primarily reflecting the differences between the spreads in the senior unsecured debt market for UBS paper and the levels at which UBS MTN are currently issued. The FTP curve is used by UBS to value uncollateralized funding transactions designated at fair value and is considered to be representative of UBS credit risk, reflecting the premium that market participants require to purchase UBS MTN.

    The effects of own credit adjustments related to financial liabilities designated at fair value (predominantly issued structured products) as of 30 June 2013, 31 March 2013 and 30 June 2012, respectively, are summarized in the table below.

    Year-to-date amounts represent the change during the year and life-to-date amounts reflect the cumulative change since initial recognition. The change in own credit for the period consists of two components: (1) changes in fair value that are attributable to the change in UBS’s credit spreads during the period, and (2) the effect of volume changes, which is the change in fair values attributable to factors other than credit spreads, such as redemptions, effects from time decay, changes in interest rates and changes in the value of referenced instruments issued by third parties. Own credit amounts are also impacted by foreign currency movements.

Other Liabilities – amounts due under unit-linked contracts

Refer to Financial assets for unit-linked investments above. The associated financial liability represents the amounts due to unit holders and is equal to the fair value of the reference asset pool. The fair values of investment contract liabilities are determined by reference to the fair value of the corresponding assets. The liabilities themselves are not actively traded, but are referenced to instruments which are and are therefore classified as Level 2.

Own credit on financial liabilities designated at fair value
	As of or for the quarter ended			Year-to-date
CHF million	30.6.13	31.3.13	30.6.12	30.6.13	30.6.12
Gain/(loss) for the period ended	138	(181)	239	(43)	(925)
Life-to-date gain/(loss)	(339)	(482)	983

f) Transfers between Level 1 and Level 2 in the fair value hierarchy

Assets totaling approximately CHF 3.2 billion, mainly comprised of financial assets held for trading as well as financial investments available-for-sale, and liabilities totaling approximately CHF 1.8 billion, which included approximately CHF 1.0 billion of liabilities designated at fair value, were transferred from Level 2 to Level 1 during the second quarter of 2013, generally due to increased levels of trading activity observed within the market.

    Assets totaling approximately CHF 2.0 billion, mainly comprised of financial assets held for trading as well as financial investments available-for-sale, and liabilities totaling approximately CHF 0.4 billion, were transferred from Level 1 to Level 2 during the second quarter of 2013, generally due to diminished levels of trading activity observed within the market.

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g) Movements of Level 3 instruments

Significant changes in Level 3 instruments

The table on the following pages presents additional information about Level 3 assets and liabilities measured at fair value on a recurring basis. Level 3 assets and liabilities may be hedged with instruments classified as Level 1 or Level 2 in the fair value hierarchy and, as a result, realized and unrealized gains and losses included in the table may not include the effect of related hedging activity. Further, the realized and unrealized gains and losses presented within the table are not limited solely to those arising from Level 3 inputs, as valuations are generally derived from both observable and unobservable parameters.

Assets and liabilities transferred into or out of Level 3 are presented as if those assets or liabilities had been transferred at the beginning of the quarterly reporting period.

As of 30 June 2013, financial instruments measured with valuation techniques using significant non-market-observable inputs (Level 3) were mainly comprised of the following:

–	reverse repurchase and securities borrowing agreements;
–	structured debt instruments issued (equity- and credit- linked);
–	credit derivative contracts; and
–	structured loans.

Significant movements in Level 3 instruments during the quarter ended 30 June 2013 were as follows:

Financial assets held for trading

Financial assets held for trading increased from CHF 5.7 billion to CHF 5.9 billion. Sales of CHF 2.2 billion were mostly offset by issuances of CHF 1.7 billion and purchases of CHF 0.4 billion, all of which were mainly comprised of commercial loans and commercial mortgage loans. Transfers into and out of Level 3 during the period amounted to CHF 1.5 billion and CHF 0.7 billion, respectively. Transfers into Level 3 were mainly comprised of mortgage-backed securities, equity instruments and commercial loans due to reduced observability of respective credit spread and price inputs. Transfers out of Level 3 were mainly comprised of asset-backed securities and corporate bonds due to an improvement in the availability of observable reference discount margin and credit spread data.

Financial assets designated at fair value

Financial assets designated at fair value decreased from CHF 8.1 billion to CHF 7.6 billion, mainly due to settlements of CHF 0.8 billion during the quarter, of which CHF 0.5 billion related to structured reverse repurchase and securities borrowing agreements.

Positive replacement values

Positive replacement values increased from CHF 9.4 billion to CHF 9.8 billion during the quarter. Issuances and settlements amounted to CHF 1.2 billion and CHF 1.7 billion, respectively. Issuances of CHF 1.2 billion were primarily comprised of credit derivative, interest rate and equity/index contracts. Settlements of CHF 1.7 billion were primarily comprised of credit derivative contracts. Transfers into and out of Level 3 amounted to CHF 0.9 billion and CHF 0.3 billion, respectively, which were primarily comprised of credit derivative contracts and resulted from changes in the availability of observable inputs for credit spread and changes in correlation between the portfolio held and the representative market portfolio used to independently verify market data.

Negative replacement values

Negative replacement values decreased from CHF 6.4 billion to CHF 5.8 billion. Issuances and settlements amounted to CHF 0.3 billion and CHF 1.1 billion, respectively. Issuances were comprised of credit derivative, foreign exchange and equity/index contracts, and settlements were primarily comprised of credit derivative contracts. Transfers into and out of Level 3 amounted to CHF 0.8 billion and CHF 0.3 billion, respectively, and were primarily comprised of credit derivative contracts resulting from changes in the availability of observable inputs for credit spread and changes in correlation between the portfolio held and the representative market portfolio used to independently verify market data.

Financial liabilities designated at fair value

Financial liabilities designated at fair value decreased from CHF 13.9 billion to CHF 13.3 billion during the quarter. Settlements of CHF 1.9 billion, which were primarily comprised of equity- and credit-linked structured debt instruments issued and over-the-counter debt instruments, were partly offset by issuances of CHF 1.3 billion, mainly equity-linked structured debt instruments issued. Transfers into and out of Level 3 amounted to CHF 1.2 billion and CHF 0.6 billion, respectively. Transfers into Level 3 were split across equity- and credit-linked structured debt instruments issued, structured over-the-counter debt instruments and non-structured fixed rate bonds, and were due to reduced observability of equity and rates volatility inputs and credit correlations used to determine the fair value of the embedded options in these structures. Transfers out of Level 3 were primarily comprised of equity- and rates-linked structured debt instruments issued and resulted from equity volatility inputs becoming observable and improved observability for rates correlation used to determine the fair value of the embedded options in these structures.

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Note 12 Fair value measurement (continued)

Movements of Level 3 instruments
		Total gains/losses included in the income statement
CHF billion	Balance as of 31 December 2012	Net trading income	of which: related to Level 3 instruments held at the end of the reporting period	Other	of which: related to Level 3 instruments held at the end of the reporting period	Purchases	Sales	Issuances	Settlements	Transfers into Level 3	Transfers out of Level 3	Foreign currency translation

Financial assets held for trading[1]	5.7	(0.3)	(0.3)	0.0	0.0	2.2	(1.6)	0.0	0.0	0.7	(0.9)	0.0
of which:
Corporate bonds, municipal bonds, including bonds issued by financial institutions	1.6	0.0	0.0	0.0	0.0	0.3	(0.2)	0.0	0.0	0.2	(0.3)	0.0
Loans	2.0	(0.4)	(0.4)	0.0	0.0	1.9	(1.0)	0.0	0.0	0.2	(0.2)	0.0
Asset-backed securities	1.5	0.0	0.0	0.0	0.0	0.1	(0.3)	0.0	0.0	0.2	(0.2)	0.0
Other	0.6	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1	(0.2)	0.0

Financial assets designated at fair value	4.9	0.9	1.1	0.0	0.0	0.0	0.0	2.6	(0.6)	0.1	0.0	0.1
of which:
Loans (including structured loans)	1.4	(0.2)	(0.2)	0.0	0.0	0.0	0.0	2.1	0.0	0.1	0.0	0.1
Structured reverse repurchase and securities borrowing agreements	3.3	1.0	1.3	0.0	0.0	0.0	0.0	0.5	(0.6)	0.0	0.0	0.1
Other	0.2	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

Positive replacement values	8.1	0.1	0.3	0.0	0.0	0.0	0.0	1.1	(0.8)	1.0	(0.1)	0.0
of which:
Credit derivative contracts	3.6	(0.3)	(0.3)	0.0	0.0	0.0	0.0	1.1	(0.7)	0.8	(0.1)	0.0
Foreign exchange contracts	1.2	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.0	(0.1)
Equity/index contracts	2.9	0.5	0.5	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1
Other	0.4	(0.1)	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.0	0.0

Negative replacement values	6.5	(0.1)	0.2	0.0	0.0	0.0	0.0	1.2	(1.8)	0.9	(0.4)	0.0
of which:
Credit derivative contracts	3.3	(0.2)	(0.2)	0.0	0.0	0.0	0.0	0.6	(1.2)	0.8	(0.2)	0.0
Foreign exchange contracts	1.5	0.0	0.0	0.0	0.0	0.0	0.0	0.0	(0.4)	0.0	0.0	0.0
Equity/index contracts	1.3	0.2	0.4	0.0	0.0	0.0	0.0	0.1	(0.1)	0.0	0.0	0.0
Other	0.4	(0.1)	0.0	0.0	0.0	0.0	0.0	0.5	0.0	0.1	(0.1)	0.0

Financial liabilities designated at fair value	14.7	0.5	0.4	0.2	0.2	0.0	0.0	2.5	(4.3)	1.3	(1.0)	0.0
of which:
Non-structured fixed rate bonds	0.8	0.0	0.0	0.0	0.0	0.0	0.0	0.4	(0.5)	0.0	(0.1)	0.0
Structured debt instruments issued	10.0	0.2	0.1	0.2	0.2	0.0	0.0	1.7	(3.5)	1.0	(0.8)	(0.1)
Structured over-the-counter debt instruments	2.2	0.2	0.2	0.0	0.0	0.0	0.0	0.3	(0.3)	0.3	(0.1)	0.0
Structured repurchase agreements	1.7	0.1	0.1	0.0	0.0	0.0	0.0	0.2	0.0	0.0	0.0	0.0

1 Includes assets pledged as collateral which may be sold or repledged by counterparties.    2 Total Level 3 assets as of 30 June 2013 were CHF 24.5 billion (31 March 2013: CHF 24.2 billion, 31 December 2012: CHF 19.6 billion). Total Level 3 liabilities as of 30 June 2013 were CHF 19.3 billion (31 March 2013: CHF 20.5 billion, 31 December 2012: CHF 21.4 billion).

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Financial information

	Total gains/losses included in the income statement
Balance as of 31 March 2013	Net trading income	of which: related to Level 3 instruments held at the end of the reporting period	Other	of which: related to Level 3 instruments held at the end of the reporting period	Purchases	Sales	Issuances	Settlements	Transfers into Level 3	Transfers out of Level 3	Foreign currency translation	Balance as of 30 June 2013[2]

5.7	(0.5)	(0.4)	0.0	0.0	0.4	(2.2)	1.7	0.0	1.5	(0.7)	(0.1)	5.9

1.6	0.0	0.0	0.0	0.0	0.1	(0.2)	0.0	0.0	0.3	(0.2)	0.0	1.6
2.3	(0.2)	(0.1)	0.0	0.0	0.1	(1.8)	1.7	0.0	0.3	0.0	0.0	2.5

1.4	0.0	0.0	0.0	0.0	0.0	(0.2)	0.0	0.0	0.5	(0.4)	0.0	1.2
0.4	(0.3)	(0.2)	0.0	0.0	0.1	0.0	0.0	0.0	0.4	0.0	0.0	0.7

8.1	0.3	0.9	0.0	0.0	0.0	0.0	0.3	(0.8)	0.0	(0.3)	0.0	7.6

3.5	(0.2)	(0.2)	0.0	0.0	0.0	0.0	0.1	(0.2)	0.0	(0.2)	0.0	3.0

4.3	0.6	1.1	0.0	0.0	0.0	0.0	0.2	(0.5)	0.0	(0.1)	0.0	4.4
0.3	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.2

9.4	0.5	0.5	0.0	0.0	0.0	(0.1)	1.2	(1.7)	0.9	(0.3)	(0.1)	9.8

4.3	0.3	0.4	0.0	0.0	0.0	0.0	0.5	(1.6)	0.5	(0.3)	0.0	3.8

1.1	(0.1)	(0.1)	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	(0.1)	0.9

3.5	0.3	0.3	0.0	0.0	0.0	(0.1)	0.4	0.0	0.2	0.0	0.0	4.3
0.4	(0.1)	(0.1)	0.0	0.0	0.0	0.0	0.4	(0.1)	0.2	0.0	0.0	0.8

6.4	(0.1)	(0.1)	0.0	0.0	0.0	0.0	0.3	(1.1)	0.8	(0.3)	(0.1)	5.8

3.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1	(0.9)	0.7	(0.2)	0.0	2.5

1.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1	(0.1)	0.0	0.0	(0.1)	0.9

1.6	0.0	0.0	0.0	0.0	0.0	0.0	0.1	(0.2)	0.1	0.0	0.0	1.7
0.8	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.7

13.9	(0.4)	(0.4)	(0.1)	(0.1)	0.0	0.0	1.3	(1.9)	1.2	(0.6)	(0.1)	13.3

0.5	(0.3)	(0.3)	0.0	0.0	0.0	0.0	0.4	0.0	0.3	0.0	0.0	0.8

8.7	0.4	0.4	(0.1)	(0.1)	0.0	0.0	0.6	(1.2)	0.7	(0.5)	(0.1)	8.4

2.7	(0.3)	(0.3)	0.0	0.0	0.0	0.0	0.3	(0.5)	0.3	0.0	0.0	2.5

2.0	(0.2)	(0.2)	0.0	0.0	0.0	0.0	0.0	(0.2)	0.0	0.0	0.0	1.6

109

Notes to the interim consolidated financial statements

Note 12 Fair value measurement (continued)

h) Valuation of assets and liabilities classified as Level 3

The table on the following pages presents the Group’s assets and liabilities recognized at fair value and classified as Level 3, together with the valuation techniques used to measure fair value, the significant inputs used in the valuation technique that are considered unobservable and a range of values for those unobservable inputs.

The range of values represents the highest and lowest level input used in the valuation techniques. Therefore, the range does not reflect the level of uncertainty regarding a particular input, but rather the different underlying characteristics of the relevant assets and liabilities. The ranges will therefore vary from period to period and parameter to parameter based on characteristics of the instruments held at each balance sheet date. Further, the ranges of unobservable inputs may differ across other financial institutions due to the diversity of the products in each firm’s inventory.

Significant unobservable inputs in Level 3 positions

This section discusses the significant unobservable inputs identified in the table on the following pages and assesses the potential effect that a change in each unobservable input in isolation may have on a fair value measurement, including information to facilitate an understanding of factors that give rise to the input ranges shown. Relationships between observable and unobservable inputs have not been included in the summary below.

Bond price equivalent: Where market prices are not available for a bond, fair value is measured by comparison with observable pricing data from similar instruments. Factors considered when selecting comparable instruments include credit quality, maturity and industry of the issuer. Fair value may be measured either by a direct price comparison or by conversion of an instrument price into a yield (either as an outright yield or as a spread to LIBOR). Bond prices are expressed as points of the nominal where 100 represents a fair value equal to the nominal value (i.e. par).

Within the government bonds price range of 7–116 points, the lower end of the price range at 7 points is caused by defaulted emerging market sovereign positions that are valued using a range of 7–55 points. The government bond portfolio is split between these positions and the remainder, which price at par or greater.

    For corporate and municipals bonds, the range of 0–130 represents the range of prices from reference issuances used in determining fair value. Bonds priced at 0 are distressed to the point that no recovery is expected, while prices significantly in excess of 100 or “par” relate to inflation-linked or structured issuances that pay a coupon in excess of the market benchmark as of the measurement date. The weighted average price within this input range is approximately 90 points, with a majority of positions concentrated around this price.

For asset-backed securities, the bond price range of 0–102 points represents the range of prices for reference securities used in determining fair value. An instrument priced at 0 is not expected to pay any principal or interest, while an instrument priced at 102 points is expected to be repaid in full as well as pay a yield marginally higher than the market yield. More than 80% of the portfolio is priced at 80 points or higher, and the weighted average price for Level 3 assets within this portion of the Level 3 portfolio is 86 points.

For credit derivatives, the bond price range of 1–100 points disclosed within credit derivatives represents the range of prices used for reference instruments that are typically converted to an equivalent yield or credit spread as part of the valuation process. The range is comparable to that for corporate and asset-backed issuances described above.

The fair value of UBS’s option to purchase the equity of the SNB Stabfund is principally driven by the fund’s NAV, which is in turn derived from the fund’s constituent assets, a portion of which are Level 3 assets across corporate and municipal bonds, asset-backed securities and credit derivatives. The bond equivalent prices used to value these assets are consistent with the ranges quoted above.

Loan price equivalent: Where market prices are not available for a traded loan, fair value is measured by comparison with observable pricing data for similar instruments. Factors considered when selecting comparable instruments include industry segment, collateral quality, maturity and issuer-specific covenants. Fair value may be measured either by a direct price comparison or by conversion of an instrument price into a yield. The range of 0–101 points represents the range of prices derived from reference issuances of a similar credit quality used in measuring fair value for loans classified as Level 3. Loans priced at 0 are distressed to the point that no recovery is expected, while a current price of 101 represents a loan that is expected to be repaid in full, and also pays a yield marginally higher than market yield. The portfolio is distributed at both the very low end and the very high end of the disclosed range with a weighted average of approximately 95 points.

    The fair value of UBS’s option to purchase the equity of the SNB Stabfund is principally driven by the fund’s NAV, which is in turn derived from the fund’s constituent assets, a portion of which are Level 3 traded loans. The loan equivalent prices used to value these assets are within the range quoted above.

Credit spread: Valuation models for many credit derivatives require an input for the credit spread, which is a reflection of the credit quality of the associated credit name. The credit spread of a particular security is quoted in relation to the yield on a benchmark

110

Financial information

Note 12 Fair value measurement (continued)

security or reference rate, typically either U.S. Treasury or LIBOR, and is generally expressed in terms of basis points. An increase/(decrease) in credit spread will increase/(decrease) the value of credit protection offered by CDS and other credit derivative products. The impact on the results of the Group of such changes depend on the nature and direction of the positions held. Credit spreads may be negative where the asset is more credit-worthy than the benchmark against which the spread is calculated. A wider credit spread represents decreasing creditworthiness. The ranges of 5–599 basis points in loans and 0–1279 basis points in credit derivatives represents a diverse set of underlyings, with the lower end of the range representing credits of the highest quality (e.g. approximating the risk of LIBOR) and the upper end of the range representing greater levels of credit risk. The majority of the fair value of the credit derivatives portfolio reflects the lower end of this range. For loans, the portfolio is distributed at both the very low end and very high end of this range.

Constant prepayment rate: A prepayment rate represents the amount of unscheduled principal repayment for a pool of loans. The prepayment estimate is based on a number of factors, such as historical prepayment rates for previous loans that are similar pool loans and the future economic outlook, considering factors including, but not limited to, future interest rates. In general, a significant increase (decrease) in this unobservable input in isolation would result in a significantly higher (lower) fair value for bonds trading at a discount. For bonds trading at a premium the reverse would apply, with a decrease in fair value when the constant prepayment rate increases. However, in certain cases the effect of a change in prepayment speed upon instrument price is more complicated and is dependent upon both the precise terms of the securitization and the position of the instrument within the securitization capital structure.

For asset-backed securities, the range of 0–15% represents inputs across various classes of asset-backed securities. Securities with an input of 0% typically reflect no current prepayment behavior within their underlying collateral with no expectation of this changing in the immediate future, while the high range of 15% relates to securities that are currently experiencing high prepayments. Different classes of asset-backed securities typically show different ranges of prepayment characteristics depending on a combination of factors, including the ability to refinance, hence pre-pay, and the quality or characteristics of the underlying loan collateral pools. The weighted average CPR for the portfolio is 1.4% within the range above.

    For credit derivatives, the range of 0–20% represents the input assumption for credit derivatives on asset-backed securities. The range is driven in a similar manner to that for asset-backed securities.

    For FX contracts, the range of 0–10% represents the prepayment assumptions on securitizations underlying the BGS portfolio. This portfolio is less diverse than other asset-backed securities portfolios and the range of prepayment speed is therefore narrower.

Constant default rate (CDR): The CDR represents the percentage of outstanding principal balances in the pool that are projected to default and liquidate and is the annualized rate of default for a group of mortgages or loans. The CDR estimate is based on a number of factors, such as collateral delinquency rates in the pool and the future economic outlook. In general, a significant increase (decrease) in this unobservable input in isolation would result in significantly lower (higher) cash flows for the deal (and thus lower (higher) valuations); however, different instruments within the capital structure can react differently to changes in the CDR rate. Generally, subordinated bonds will decrease in value as CDR increases, but for well-protected senior bonds an increase in CDR may cause an increase in price. In addition, the presence of a guarantor wrap on the collateral pool of a security may result in notes at the junior end of the capital structure experiencing a price increase with an increase in the default rate.

The ranges of 0–12% for asset-backed securities and 3–15% for credit derivatives represent the expected default percentage across the individual instruments’ underlying collateral pools. For asset-backed securities, the weighted average CDR is at 3%, within the overall range above.

Loss severity/recovery rate: The projected loss severity/recovery rate reflects the estimated loss that will be realized given expected defaults. Loss severity is generally applied to collateral within asset-backed securities while the recovery rate is the analogous pricing input for corporate or sovereign credits. Recovery is the reverse of loss severity, so a 100% recovery rate is the equivalent of a 0% loss severity. Increases in loss severity levels/decrease in recovery rates will result in lower expected cash flows into the structure upon the default of the instruments. In general, a significant decrease (increase) in the loss severity in isolation would result in significantly higher (lower) fair value for the respective asset-backed securities. The impact of a change in recovery rate on a credit derivatives position will depend upon whether credit protection has been bought or sold.

    Loss severity is ultimately driven by the value recoverable from collateral held after foreclosure occurs relative to the loan principal and possibly unpaid interest accrued at that point. The range of 30–100% for asset-backed securities represents the different quality and nature of collateral within the asset-backed securities portfolio. The weighted average loss severity within this range is 65%. For credit derivatives, the loss severity range of 39–100% applies to derivatives on asset-backed securities and is broadly similar to the range for cash positions held. The recovery rate range of 0–95% represents a wide range of expected recovery levels on corporate assets within the Level 3 portfolio.

111

Notes to the interim consolidated financial statements

Note 12 Fair value measurement (continued)

Valuation techniques and inputs used in the fair value measurement of Level 3 assets and liabilities
	Fair value as of 30.6.13				Range of inputs
CHF billion	Assets	Liabilities	Valuation technique(s)	Significant unobservable input(s)[1]	low	high	unit	[1]
Financial assets held for trading/Trading portfolio liabilities, Financial assets/liabilities designated at fair value and Financial investments available-for-sale
Government bills/bonds	0.1	0.0	Relative value to market comparable	Bond price equivalent	7	116	points
Corporate bonds, municipal bonds, including bonds issued by financial institutions	1.6	0.1	Relative value to market comparable	Bond price equivalent	0	130	points
Traded loans, loans designated at fair value and loan commitments	5.7	0.0	Relative value to market comparable	Loan price equivalent	0	101	points
			Discounted expected cash flows	Credit spread	5	599	basis points
			Market comparable and securitization model	Discount margin/spread	1	16	%
			Mortality dependent cash flow	Volatility of mortality	27	92	%
Investment fund units[2]	0.6	0.0	Discounted cash flow projection	Discount rate
Asset-backed securities	1.2	0.0	Discounted cash flow projection	Constant prepayment rate	0	15	%
				Constant default rate	0	12	%
				Loss severity	30	100	%
				Discount margin/spread	1	19	%
			Relative value to market comparable	Bond price equivalent	0	102	points
Equity instruments[2]	0.8	0.0	Relative value to market comparable	Price
Structured (reverse) repurchase agreements	4.4	1.6	Discounted expected cash flows	Funding spread	10	163	basis points
Financial assets for unit-linked investment contracts[2]	0.1		Relative value to market comparable	Price
Structured debt instruments		11.0	Structured debt instruments are valued in the same way as derivative instruments below

Table continues on the next page.

112

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Note 12 Fair value measurement (continued)

Valuation techniques and inputs used in the fair value measurement of Level 3 assets and liabilities
	Fair value as of
	30.6.13				Range of inputs
CHF billion	Assets	Liabilities	Valuation technique(s)	Significant unobservable input(s)[1]	low	high	unit	[1]
Replacement values
Interest rate contracts	0.8	0.7	Option model	Volatility of interest rates	2	110	%
				Rate to rate correlation	0	96	%
				Intra-curve correlation	49	95	%
Credit derivative contracts	3.8	2.5	Discounted expected cash flow based on modeled defaults and recoveries	Credit spreads	0	1,279	basis points
				Upfront price points	(9)	61	%
				Recovery rates	0	95	%
				Credit index correlation	30	90	%
				Credit pair correlation	10	92	%
			Discounted cash flow projection on underlying bond	Constant prepayment rate	0	20	%
				Constant default rate	3	15	%
				Loss severity	39	100	%
				Discount margin/spread	1	15	%
			Relative value to market comparable	Bond price equivalent	1	100	points
				Discount margin/spread	1	40	%
Foreign exchange contracts	0.9	0.9	Option model	Volatility of foreign exchange	5	20	%
				Rate to FX correlation	(75)	70	%
				FX to FX correlation	(80)	80	%
			Discounted expected cash flows	Constant prepayment rate	0	10	%
Equity/index contracts[3]	4.3	1.7	Expected cash flow with forward price and Option model	Equity dividend yields	0	17	%
			Option model	Volatility of equity stocks, equity and other indices	2	85	%
				Equity – FX correlation	(69)	91	%
				Equity to equity correlation	12	96	%
			SNB option model	Fund net asset value[3]
Non-financial assets[2,4]	0.2		Relative value to market comparable	Price
			Discounted cash flow projection	Projection of cost and income related to the particular property
				Discount rate
				Assessment of the particular property’s condition

1 The ranges of significant unobservable inputs are represented in points, percentages and basis points. Points are a percentage of par; for example, 100 points would be 100% of par.    2 The range of inputs is not disclosed due to the dispersion of possible values given the diverse nature of the investments.    3 The significant unobservable input for the valuation of the SNB option is the net asset value (NAV) of the SNB StabFund, where the NAV is in turn derived from the fund’s constituent assets, for which the primary unobservable parameters are bond and loan price equivalents and discount margin spread. Refer to the following sections within this note for further information on input ranges: “Significant unobservable inputs in Level 3 positions – Bond price equivalent”, “Loan price equivalent” and “Discount Margin (DM) Spread”.    4 Non-financial assets include investment properties at fair value and other assets which primarily consist of assets held for sale.

113

Notes to the interim consolidated financial statements

Note 12 Fair value measurement (continued)

Discount margin (DM) spread: The DM spread represents the discount rates used to present value cash flows of an asset to reflect the market return required for uncertainty in the estimated cash flows. DM spreads are a rate or rates applied on top of a floating index (e.g. LIBOR) to discount expected cash flows. Generally, a decrease (increase) in the unobservable input in isolation would result in a significantly higher (lower) fair value.

The different ranges represent the different discount rates across loans (1–16%), asset-backed securities (1–19%) and credit derivatives (1–15% and 1–40%). The high end of the range relates to securities that are priced very low within the market relative to the expected cash flow schedule and there is significant discounting relative to the expected cash flow schedule. This indicates that the market is pricing an increased risk of credit loss into the security that is greater than what is being captured by the expected cash flow generation process. The low ends of the ranges are typical of funding rates on better quality instruments. For asset-backed securities, the weighted average DM within the 1-19% range above is 4.5%. For loans, the average effective DM is 2–3% compared with the disclosed range of 1–16%.

The fair value of UBS’s option to purchase the equity of the SNB Stabfund is principally driven by the fund’s NAV, which is in turn derived from the fund’s constituent assets, a portion of which are Level 3 loans, asset-backed securities and credit derivatives, for which the DM is the main unobservable input. The range of DM used to price these assets is within the ranges described above.

Equity dividend yields: The derivation of a forward price for an individual stock or index is important both for measuring fair value for forward or swap contracts and for measuring fair value using option pricing models. The relationship between the current stock price and the forward price, is based on a combination of expected future dividend levels and payment timings, and, to a lesser extent, the relevant funding rates applicable to the stock in question. Dividend yields are generally expressed as an annualized percentage of share price, with the lowest limit of 0% representing a stock that is not expected to pay any dividend. The dividend yield and timing represents the most significant parameter in determining fair value for instruments that are sensitive to an equity forward price. The range of 0–17% reflects the expected range of dividend rates for the portfolio.

Volatility: Volatility measures the variability of future prices for a particular instrument and is generally expressed as a percentage, where a higher number reflects a more volatile instrument for which future price movements are more likely to occur. The minimum level of volatility is 0% and there is no theoretical maximum. Volatility is a key input into option models, where it is used to derive a probability based distribution of future prices for the underlying instrument. The effect of volatility on individual positions within the portfolio is driven primarily by whether the option contract is a long or short position. In most cases, the fair value of an option increases as a result of an increase in volatility and is reduced by a decrease in volatility. Generally, volatility used in the measurement of fair value is derived from active market option prices (referred to as “implied” volatility). A key feature of implied volatility is the volatility “smile” or “skew”, which represents the effect of pricing options of different option strikes at different implied volatility levels.

–

Volatility of interest rates – the range of 2–110% reflects the range of unobservable volatilities across different currencies and related underlying interest rate levels. Volatilities of low interest rates tend to be much higher than volatilities of high interest rates. In addition, different currencies may have significantly different implied volatilities.

–	Volatility of foreign exchange – the range of 5–20% reflects differences across various FX rates.
–	Volatility of equity stocks, equity and other indices – the range of 2–85% is reflective of the range of underlying stock volatilities.
–

Volatility of mortality – the range of 27–92% represents mortality volatility assumptions for different components of the mortality contingent loan portfolio. The range in volatility inputs is driven by different characteristics of contracts within the portfolio. An increase in volatility will cause an increase in loan value as the notional drawn will tend to increase.

Correlation: Correlation measures the inter-relationship between the movements of two variables. It is expressed as a percentage between –100% and +100% where +100% are perfectly correlated variables (meaning a movement of one variable is associated with a movement of the other variable in the same direction), and –100% are inversely correlated variables (meaning a movement of one variable is associated with a movement of the other variable in the opposite direction). The effect of correlation on the measurement of fair value is dependent on the specific terms of the instruments being valued, due to the range of different payoff features within such instruments.

–	Rate to rate correlation – the correlation between interest rates of two separate currencies. The range of 0–96% results from the different pairs of currency involved.
–	Intra-curve correlation – the correlation between different tenor points of the same yield curve. Correlations are typically fairly high, as reflected by the range of 49–95%.
–

Credit index correlation of 30–90% reflects the implied correlation derived from different indices across different parts of the benchmark index capital structure. The input is particularly important for bespoke and Level 3 index tranches.

–

Credit pair correlation is particularly important for FTD credit structures. The range of 10–92% reflects the difference between credits with low correlation and credits in similar organizational structures.

–	Rate to FX correlation – captures the correlation between interest rates and FX rates; the range for the portfolio is (75)–70%,

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Note 12 Fair value measurement (continued)

which represents the relationship between interest rates and foreign exchange levels. The signage on such correlations is dependent on the quotation basis of the underlying FX rate (so for example, EUR/USD and USD/EUR correlations to the same interest rate will have opposite signs).

–

FX to FX correlation is particularly important for complex options that incorporate different FX rates in the projected payoff. The range of (80)–80% reflects the underlying characteristics across the main FX pairs to which the Group has exposures.

–

Equity to equity correlation is particularly important for complex options that incorporate, in some manner, different equities in the projected payoff. The closer the correlation is to 100%, the more related one equity is to another. For example, equities with a very high correlation could be from different parts of the same corporate structure. The range of 12–96% is reflective of this.

–

Equity to FX correlation is important for equity options based on a currency different to the currency of the underlying stock. The range of (69)–91% represents the range of the relationship between underlying stock and foreign exchange volatilities.

Funding spread: Structured financing transactions are valued using synthetic funding curves that best represent the assets that are pledged as collateral to the transactions. They are not representative of where the Group can fund itself on an unsecured basis, but provide an estimate of where the Group can source and deploy secured funding with counterparties for a given type of collateral. The funding spreads are expressed in terms of basis points over or under LIBOR and if funding spreads widen this increases the impact of discounting. The range of 10–163 basis points for both structured repurchase agreements and structured reverse repurchase agreements represents the range of asset funding curves, where wider spreads are due to a reduction in liquidity of underlying collateral for funding purposes.

Upfront price points: A component in the price quotation of credit derivative contracts, whereby the overall fair value price level is split between the credit spread (basis points running over the life of the contract as described above) and a component that is quoted and settled upfront on transacting a new contract. This latter component is referred to as upfront price points and represents the difference between the credit spread paid as protection premium on a current contract versus a small number of standard contracts defined by the market. Distressed credit names frequently trade and quote CDS protection only in upfront points rather than as a running credit spread. An increase/(decrease) in upfront points will increase/(decrease) the value of credit protection offered by CDS and other credit derivative products. The effect on the results of the Group of increases or decreases in up-front price points depends on the nature and direction of the positions held. Upfront pricing points may be negative where a contract is quoting for a narrower premium than the market standard, but are generally positive, reflecting an increase in credit premium required by the market as creditworthiness deteriorates. The range of (9)–61% within the table above represents the variety of current market credit spread levels relative to the benchmarks used as a quotation basis. Upfront points of (9)% reflects an instrument that is trading with a tighter credit spread than the underlying quotation instrument, while upfront points of 61% represents a distressed credit.

Sensitivity information

The following table summarizes those financial assets and financial liabilities classified as Level 3 for which a change in one or more of the unobservable inputs to reflect reasonably possible

Sensitivity of fair value measurements to changes in unobservable input assumptions
	30.6.13		31.3.13		31.12.12
CHF million	Favorable changes[1]	Unfavorable changes[1]	Favorable changes[1]	Unfavorable changes[1]	Favorable changes[1]	Unfavorable changes[1]
Government bills/bonds	27	(7)	27	(1)	29	(2)
Corporate bonds, municipal bonds, including bonds issued by financial institutions	77	(78)	142	(125)	102	(70)
Traded loans, loans designated at fair value and loan commitments	209	(66)	276	(71)	204	(40)
Asset-backed securities	64	(58)	73	(42)	74	(48)
Equity instruments	146	(110)	159	(72)	151	(76)
Interest rate derivative contracts, net	97	(92)	29	(25)	27	(30)
Credit derivative contracts, net	438	(438)	433	(476)	577	(556)
Foreign exchange derivative contracts, net	70	(50)	84	(57)	89	(94)
Equity/index derivative contracts, net[2]	170	(144)	247	(241)	272	(272)
Structured debt instruments issued	177	(170)	166	(153)	219	(151)

1 Of the total favorable change, CHF 191 million as of 30 June 2013 (31 March 2013: CHF 182 million, 31 December 2012: CHF 163 million) related to instruments for which valuation changes are recognized in Other comprehensive income (OCI). Of the total unfavorable change, CHF 136 million as of 30 June 2013 (31 March 2013: CHF 137 million, 31 December 2012: CHF 124 million) related to instruments for which valuation changes are recognized in OCI.    2 A majority of these net contracts is attributable to UBS’s option to acquire the equity of the SNB StabFund. Refer to the “Risk, treasury and capital management” section of the Annual Report 2012 for more information on the option to acquire the SNB StabFund’s equity.

115

Notes to the interim consolidated financial statements

Note 12 Fair value measurement (continued)

alternative assumptions would change fair value significantly, and the estimated effect thereof. As of 30 June 2013, the total favorable and unfavorable effects of changing one or more of the unobservable inputs to reflect reasonably possible alternative assumptions for financial instruments classified as Level 3 were CHF 1.5 billion and CHF 1.3 billion, respectively (31 March 2013: CHF 1.7 billion and CHF 1.3 billion, respectively; 31 December 2012: CHF 1.8 billion and CHF 1.4 billion, respectively). The table shown on the previous page presents the favorable and unfavorable effects for each class of financial assets and financial liabilities for which the potential change in fair value is considered significant.

The sensitivity information presented represents an estimation of uncertainty based on reasonably possible alternate values for Level 3 inputs at the balance sheet date and does not represent the estimated effect of stress scenarios. Typically, these financial assets and financial liabilities are sensitive to a combination of inputs from Levels 1–3. Although well-defined interdependencies may exist between Levels 1–2 and Level 3 parameters (e.g. between interest rates, which are generally Level 1 or Level 2, and prepayments, which are generally Level 3), these have not been incorporated in the table on the previous page. Further, direct inter-relationships between the Level 3 parameters discussed below are not a significant element of the valuation uncertainty.

Sensitivity information is estimated using a number of techniques including the estimation of price dispersion among different market participants, variation in modeling approaches and reasonably possible changes to assumptions used within the fair value measurement process. The sensitivity ranges are not always symmetrical around the fair values, as the inputs used in valuations are not always precisely in the middle of the favorable and unfavorable range.

Sensitivity information is determined at a product or parameter level and then aggregated assuming no diversification benefit. The calculated sensitivity is applied to both the outright position and any related hedges. Aggregation without allowing for diversification involves the simple summation of individual results. Diversification would incorporate estimated correlations across different sensitivity results and, as such, would result in an overall sensitivity that would be less than the sum of the individual component sensitivities. Therefore, the total sensitivity represents the impact of all unobservable inputs which, if moved to a reasonably possible favorable or unfavorable level at the same time, would result in a significant change in valuation. The Group believes that, while there are diversification benefits within the portfolios representing these sensitivity numbers, they are not significant to this analysis. The main interdependencies across different products to a single unobservable input parameter have been included in the basis of netting exposures within the calculation. The sensitivity information therefore incorporates the effect of offsetting and hedge relationships across product types.

i) Deferred day-1 profit or loss

As explained above, for new transactions resulting in a financial instrument classified as Level 3, the financial instrument is initially recognized at the transaction price. This initial amount may differ from the fair value obtained using the valuation technique and any such difference is deferred from recognition in the income statement, and referred to as deferred day-1 profit or loss. The table below reflects the activity in deferred day-1 profit or loss for these financial instruments, including the aggregate difference yet to be recognized in the income statement at the beginning and end of the reporting period and a reconciliation of changes during the reporting period. Amounts deferred are released and gains or losses are recorded in Net trading income when pricing of equivalent products or the underlying parameters become observable or when the transaction is closed out.

Deferred day-1 profit or loss
	For the quarter ended
CHF million	30.6.13	31.3.13	30.6.12
Balance at the beginning of the period	483	474	406
Deferred profit/(loss) on new transactions	140	424	170
Recognized (profit)/loss in the income statement	(94)	(433)	(88)
Foreign currency translation	(16)	19	20
Balance at the end of the period	512	483	508

116

Financial information

Note 13 Reclassification of financial assets

In the fourth quarter of 2008 and the first quarter of 2009, financial assets were reclassified out of held-for-trading to loans and receivables. On their reclassification date, these assets had fair values of CHF 26 billion and CHF 0.6 billion, respectively.

Held-for-trading assets reclassified to loans and receivables
CHF billion	30.6.13	31.3.13	31.12.12
Carrying value	2.7	3.2	3.2
Fair value	2.6	3.1	3.1
Pro-forma fair value gain/(loss)	0.0	0.0	(0.1)

The table below provides notional values, fair values and carrying values by product category for the remaining reclassified financial assets.

Held-for-trading assets reclassified to loans and receivables
	30.6.13
CHF billion	Notional value	Fair value	Carrying value	Ratio of carrying to notional value (%)
US student loan and municipal auction rate securities	1.4	1.2	1.4	95
Monoline-protected assets	0.6	0.6	0.6	92
Leveraged finance	0.3	0.3	0.3	90
US reference-linked notes	0.1	0.0	0.0	68
Other assets	0.5	0.5	0.4	83
Total	2.9	2.6	2.7	91

In the second quarter of 2013, the total carrying value of the remaining reclassified financial assets decreased by CHF 0.5 billion, primarily due to sales of US student loan auction rate securities. The net impact on operating profit before tax for the second quarter of

2012 from the reclassified assets was a gain of CHF 48 million (see table below). If these financial assets had not been reclassified, the impact on second quarter 2013 operating profit before tax would also have been a gain, totaling approximately CHF 0.1 billion.

Contribution of the reclassified assets to the income statement
	For the quarter ended			Year-to-date
CHF million	30.6.13	31.3.13	30.6.12	30.6.13	30.6.12
Net interest income	16	21	33	38	66
Credit loss (expense)/recovery	10	(2)	(17)	8	5
Other income[1]	22	4	(71)	26	(47)
Impact on operating profit before tax	48	23	(55)	71	24

1  Includes net gains/(losses) on the disposal of reclassified financial assets.

117

Notes to the interim consolidated financial statements

Note 14 Derivative instruments1

	30.6.13
CHF billion	Positive replacement values	Notional values related to positive replacement values[2]	Negative replacement values	Notional values related to negative replacement values[2]	Other notional values[3]
Derivative instruments
Interest rate contracts	191	4,794	168	4,481	17,802
Credit derivative contracts	28	858	26	823	249
Foreign exchange contracts	84	3,424	92	3,347	11
Equity/index contracts	21	258	21	286	32
Commodity contracts, including precious metals contracts	7	82	6	60	13
Unsettled purchases of non-derivative financial assets[4]	0	41	0	27	0
Unsettled sales of non-derivative financial assets[4]	0	26	0	37	0
Total derivative instruments, based on IFRS netting[5]	332	9,483	315	9,061	18,106
Replacement value netting, based on capital adequacy rules	(255)		(255)
Cash collateral netting, based on capital adequacy rules	(37)		(17)
Total derivative instruments, based on capital adequacy netting[6]	40		43

	31.3.13
	Positive replacement values	Notional values related to positive replacement values[2]	Negative replacement values	Notional values related to negative replacement values[2]	Other notional values[3]
Derivative instruments
Interest rate contracts	243	5,184	216	5,036	17,667
Credit derivative contracts	33	1,024	31	958	267
Foreign exchange contracts	82	3,388	91	3,353	15
Equity/index contracts	19	241	20	283	33
Commodity contracts, including precious metals contracts	4	93	4	72	16
Unsettled purchases of non-derivative financial assets[4]	0	32	0	26	0
Unsettled sales of non-derivative financial assets[4]	0	27	0	29	0
Total derivative instruments, based on IFRS netting[5]	382	9,990	363	9,757	17,997
Replacement value netting, based on capital adequacy rules	(296)		(296)
Cash collateral netting, based on capital adequacy rules	(43)		(17)
Total derivative instruments, based on capital adequacy netting[6]	42		50

	31.12.12
	Positive replacement values	Notional values related to positive replacement values[2]	Negative replacement values	Notional values related to negative replacement values[2]	Other notional values[3]
Derivative instruments
Interest rate contracts	268	5,628	242	5,433	17,090
Credit derivative contracts	37	1,098	34	1,047	239
Foreign exchange contracts	94	3,468	99	3,213	14
Equity/index contracts	16	221	16	252	34
Commodity contracts, including precious metals contracts	4	88	4	92	16
Unsettled purchases of non-derivative financial assets[4]	0	20	0	9	0
Unsettled sales of non-derivative financial assets[4]	0	9	0	19	0
Total derivative instruments, based on IFRS netting[5]	419	10,533	395	10,064	17,393
Replacement value netting, based on capital adequacy rules	(327)		(327)
Cash collateral netting, based on capital adequacy rules	(49)		(17)
Total derivative instruments, based on capital adequacy netting[6]	42		51

1  Bifurcated embedded derivatives are presented on the same balance sheet line as the host contract and are excluded from the table; as of 30 June 2013, these derivatives amounted to a PRV of CHF 0.3 billion (related notional values of CHF 6.8 billion) and an NRV of CHF 0.5 billion (related notional values of CHF 13.5 billion). In the second quarter of 2013, comparative period figures for bifurcated embedded derivatives were restated. On a restated basis, as of 31 March 2013, bifurcated embedded derivatives amounted to a PRV of CHF 0.3 billion (related notional values of CHF 8.2 billion) and an NRV of CHF 0.3 billion (related notional values of CHF 12.0 billion). On a restated basis, as of 31 December 2012, bifurcated embedded derivatives amounted to a PRV of CHF 0.2 billion (related notional values of CHF 6.5 billion) and an NRV of CHF 0.3 billion (related notional values of CHF 13.2 billion).    2  In cases where replacement values are presented on a net basis on the balance sheet, the respective notional values of the netted replacement values are still presented on a gross basis.    3  Receivables resulting from these derivatives are recognized on our balance sheet under Cash collateral receivables on derivative instruments totaling CHF 3.0 billion as of 30 June 2013 (31 March 2013: CHF 2.4 billion; 31 December 2012: CHF 3.3 billion). Payables resulting from these derivatives are recognized on our balance sheet under Cash collateral payables on derivative instruments totaling CHF 3.8 billion as of 30 June 2013 (31 March 2013: CHF 4.9 billion; 31 December 2012: CHF 4.0 billion).    4  Changes in the fair value of purchased and sold non-derivative financial assets between trade date and settlement date are recognized as replacement values.    5  Includes agency transactions with a positive replacement value of CHF 5.2 billion as of 30 June 2013 (31 March 2013: CHF 4.3 billion; 31 December 2012: CHF 3.4 billion) and a negative replacement value of CHF 5.3 billion as of 30 June 2013 (31 March 2013: CHF 4.3 billion; 31 December 2012: CHF 3.4 billion) for which notional values were not included in the table above due to their significantly different risk profile.    6  Includes the impact of netting agreements (including cash collateral) in accordance with Swiss Federal Banking law.

118

Financial information

Note 15 Offsetting financial assets and financial liabilities

UBS enters into netting agreements with counterparties to manage the credit risks associated primarily with repurchase and reverse repurchase transactions, securities borrowing and lending and over-the-counter and exchange-traded derivatives. These netting agreements and similar arrangements generally enable the counterparties to set-off liabilities against available assets received – in the ordinary course of business and/or in the event that the counterparty to the transaction is unable to fulfill its contractual obligations. The right of set-off is a legal right to settle or otherwise eliminate all or a portion of an amount due by applying an amount receivable from the same counterparty against it, thus reducing credit exposure.

Usually, netting arrangements are constituted by a master netting agreement which specifies the general terms of the agreement between the counterparties, and conditions by which relevant transactions are governed. Multiple individual transactions are subsumed under this general master netting agreement, forming a single legal contract under which the counterparties conduct their relevant mutual business. In addition to the mitigation of credit risk, placing individual transactions under a single master netting agreement that provides for netting of transactions in scope also helps to mitigate settlement risks associated with transacting in multiple jurisdictions or across multiple contracts. These arrangements include derivative clearing agreements (e.g. ISDA Master Netting Agreements or Derivatives Exchange and Clearinghouse rules), global master repurchase agreements and global master securities lending agreements.

From a balance sheet presentational perspective, the criteria for offsetting financial assets and financial liabilities are highly restrictive. UBS offsets financial assets and financial liabilities on its balance sheet only when it has a currently enforceable legal right to set-off the respective recognized amounts and intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously. In assessing the criteria for a relevant set of facts and circumstances, emphasis is placed on the effectiveness of the operational mechanics of net or simultaneous settlements in eliminating all credit and liquidity exposure between counterparties at the time of settlement. These criteria preclude offsetting on the balance sheet for substantial amounts of the Group’s financial assets and financial liabilities, even if these amounts may be subject to enforceable netting arrangements. For derivative contracts, balance sheet offsetting is generally only permitted in circumstances in which a market settlement mechanism (e.g. an exchange or clearinghouse) exists which effectively accomplishes net settlement through a daily cash margining process. Bilateral OTC derivatives and exchange traded derivatives that are not margined on a daily basis are commonly precluded from offsetting on the balance sheet unless a mechanism exists to provide for net settlement of the cash flows arising from these contracts. For repurchase arrangements and securities financings, balance sheet offsetting may be permitted only to the extent that financial assets and financial liabilities with a counterparty have the same maturity date and are settled through a clearing process by which intra-day credit and liquidity exposures are substantially eliminated. Thus, repurchase and securities financing arrangements that are not cleared through a formal mechanism, such as a clearinghouse or exchange, are generally not offset on the balance sheet.

UBS engages in a variety of counterparty credit mitigation strategies in addition to netting and collateral arrangements. Therefore, the net amounts presented on the tables below do not purport to represent the Group’s actual credit exposure.

è	Refer to the “Risk, treasury and capital management” section of our Annual Report 2012 for more information on credit risk mitigation

a) Financial assets subject to offsetting, enforceable master netting arrangements and similar agreements

The table on the next page provides a summary of financial assets subject to offsetting, enforceable master netting arrangements and similar agreements, as well as financial collateral received to mitigate credit exposures for these financial assets. The gross financial assets of the Group that are subject to offsetting, enforceable netting arrangements and similar agreements are reconciled to the net amounts presented within the associated balance sheet line, after giving effect to financial liabilities with the same counterparties that have been offset on the balance sheet and other financial assets not subject to an enforceable netting arrangement or similar agreement. Further, related amounts for financial liabilities and collateral received that are not offset on the balance sheet are shown to arrive at financial assets after consideration of netting potential.

119

Notes to the interim consolidated financial statements

Note 15 Offsetting financial assets and financial liabilities (continued)

a) Financial assets subject to offsetting, enforceable master netting arrangements and similar agreements (continued)

	30.6.13
	Assets subject to netting arrangements			Netting potential not recognized in the balance sheet[3]
CHF billion	Gross assets before balance sheet netting	Balance sheet netting with gross liabilities[2]	Assets recognized on the balance sheet, net	Financial liabilities	Collateral received	Assets after consideration of netting potential	Assets not subject to enforceable netting arrangements or similar agreements	Total assets recognized on the balance sheet
Cash collateral on securities borrowed	35.2	0.0	35.2	(3.0)	(31.9)	0.2	2.0	37.1
Reverse repurchase agreements	123.0	(32.8)	90.2	(3.5)	(86.7)	0.0	10.0	100.2
Financial assets designated at fair value	4.4	0.0	4.4	0.0	(4.2)	0.2	6.7	11.1
Positive replacement values	327.8	(12.9)	314.9	(254.7)	(45.1)	15.1	16.8	331.8
Cash collateral receivables on derivative instruments[1]	232.1	(207.5)	24.5	(18.7)	(1.2)	4.6	7.1	31.6
Total assets	722.5	(253.3)	469.3	(279.9)	(169.1)	20.2	42.5	511.8

	31.3.13
	Assets subject to netting arrangements			Netting potential not recognized in the balance sheet[3]
CHF billion	Gross assets before balance sheet netting	Balance sheet netting with gross liabilities[2]	Assets recognized on the balance sheet, net	Financial liabilities	Collateral received	Assets after consideration of netting potential	Assets not subject to enforceable netting arrangements or similar agreements	Total assets recognized on the balance sheet
Cash collateral on securities borrowed	36.2	0.0	36.2	(3.0)	(32.8)	0.3	0.0	36.2
Reverse repurchase agreements	151.9	(34.1)	117.8	(6.8)	(111.0)	0.0	11.0	128.8
Positive replacement values	381.5	(13.2)	368.4	(296.4)	(51.2)	20.8	13.6	382.0
Cash collateral receivables on derivative instruments[1]	294.1	(273.5)	20.7	(18.2)	(0.5)	2.0	9.8	30.5
Total assets[4]	863.7	(320.7)	543.1	(324.4)	(195.6)	23.1	34.4	577.5

	31.12.12
	Assets subject to netting arrangements			Netting potential not recognized in the balance sheet[3]
CHF billion	Gross assets before balance sheet netting	Balance sheet netting with gross liabilities[2]	Assets recognized on the balance sheet, net	Financial liabilities	Collateral received	Assets after consideration of netting potential	Assets not subject to enforceable netting arrangements or similar agreements	Total assets recognized on the balance sheet
Cash collateral on securities borrowed	37.4	0.0	37.4	(2.7)	(34.4)	0.3	0.0	37.4
Reverse repurchase agreements	154.5	(34.8)	119.7	(9.6)	(110.1)	0.0	11.2	130.9
Positive replacement values	416.8	(14.6)	402.1	(327.4)	(57.3)	17.4	16.8	419.0
Cash collateral receivables on derivative instruments[1]	351.8	(331.8)	20.1	(18.1)	0.0	2.0	10.2	30.4
Total assets	960.5	(381.2)	579.4	(357.8)	(201.8)	19.7	38.3	617.7

1 The amount of Cash collateral receivables on derivative instruments recognized on the balance sheet, net, includes certain OTC derivatives which are in substance net settled on a daily basis under IAS 32 and ETD derivatives which are economically settled on a daily basis. In addition, this balance includes OTC and ETD cash collateral balances which correspond with the cash portion of collateral pledged, reflected on the Negative replacement values line in the table presented in Note 15b. In the second quarter of 2013, prior period data for “assets subject to netting arrangements” was restated. Gross assets before balance sheet netting as of 31 March 2013 were reduced by CHF 37 billion (31 December 2012: CHF 17 billion) and balance sheet netting with gross liabilities as of 31 March 2013 was reduced by CHF 35 billion (31 December 2012: CHF 14 billion); assets not subject to enforceable netting arrangements or similar agreements as of 31 March 2013 were increased by CHF 2 billion (31 December 2012: CHF 3 billion). This restatement mainly related to the economic settlement of ETD futures and ETD daily margined option contracts, which are not within the scope of “assets subject to netting arrangements”.    2 The logic of the table results in amounts presented in the “Balance sheet netting with gross liabilities” column corresponding directly to the amounts presented in the “Balance sheet netting with gross assets” column in the liabilities table presented in Note 15b.    3 For the purpose of this disclosure, the amounts of financial instruments and cash collateral not set off in the balance sheet have been capped by relevant netting agreement so as not to exceed the Net amount of financial assets presented on the balance sheet; i.e. over-collateralization, where it exists, is not reflected in the table.    4 Financial assets designated at fair value which are subject to enforceable master netting arrangements or similar agreements totaled approximately CHF 5 billion as of 31 March 2013 and are not included in the table.

120

Financial information

Note 15 Offsetting financial assets and financial liabilities (continued)

b) Financial liabilities subject to offsetting, enforceable master netting arrangements and similar agreements

	30.6.13
	Liabilities subject to netting arrangements			Netting potential not recognized in the balance sheet[3]
CHF billion	Gross liabilities before balance sheet netting	Balance sheet netting with gross assets[2]	Liabilities recognized on the balance sheet, net	Financial assets	Collateral pledged	Liabilities after consideration of netting potential	Liabilities not subject to enforceable netting arrangements or similar agreements	Total liabilities recognized on the balance sheet
Cash collateral on securities lent	7.6	0.0	7.6	(3.0)	(4.5)	0.0	0.8	8.3
Repurchase agreements	45.3	(32.8)	12.5	(3.5)	(9.0)	0.0	10.8	23.3
Financial liabilities designated at fair value	5.5	0.0	5.5	0.0	(0.9)	4.6	69.9	75.4
Negative replacement values	311.6	(12.9)	298.7	(254.7)	(25.3)	18.7	15.8	314.5
Cash collateral payables on derivative instruments[1]	258.7	(207.5)	51.1	(38.1)	(2.9)	10.1	8.1	59.2
Total liabilities	628.6	(253.3)	375.3	(299.3)	(42.6)	33.4	105.4	480.8

	31.3.13
	Liabilities subject to netting arrangements			Netting potential not recognized in the balance sheet[3]
CHF billion	Gross liabilities before balance sheet netting	Balance sheet netting with gross assets[2]	Liabilities recognized on the balance sheet, net	Financial assets	Collateral pledged	Liabilities after consideration of netting potential	Liabilities not subject to enforceable netting arrangements or similar agreements	Total liabilities recognized on the balance sheet
Cash collateral on securities lent	8.3	0.0	8.3	(3.0)	(5.2)	0.0	0.0	8.3
Repurchase agreements	49.4	(34.1)	15.3	(6.8)	(8.6)	0.0	11.3	26.7
Negative replacement values	357.8	(13.2)	344.6	(296.4)	(20.4)	27.9	18.6	363.2
Cash collateral payables on derivative instruments[1]	328.1	(273.5)	54.7	(44.2)	(2.3)	8.2	11.0	65.7
Total liabilities[4]	743.6	(320.7)	423.0	(350.4)	(36.5)	36.1	40.9	463.8

	31.12.12
	Liabilities subject to netting arrangements			Netting potential not recognized in the balance sheet[3]
CHF billion	Gross liabilities before balance sheet netting	Balance sheet netting with gross assets[2]	Liabilities recognized on the balance sheet, net	Financial assets	Collateral pledged	Liabilities after consideration of netting potential	Liabilities not subject to enforceable netting arrangements or similar agreements	Total liabilities recognized on the balance sheet
Cash collateral on securities lent	9.2	0.0	9.2	(2.7)	(6.4)	0.1	0.0	9.2
Repurchase agreements	56.2	(34.8)	21.4	(9.6)	(11.8)	0.0	17.1	38.6
Negative replacement values	390.8	(14.6)	376.2	(327.4)	(20.3)	28.5	19.1	395.3
Cash collateral payables on derivative instruments[1]	391.3	(331.8)	59.6	(50.0)	(0.4)	9.3	11.5	71.1
Total liabilities	847.6	(381.2)	466.4	(389.7)	(38.9)	37.8	47.7	514.2

1 The amount of Cash collateral payables on derivative instruments recognized on the balance sheet, net, includes certain OTC derivatives which are in substance net settled on a daily basis under IAS 32 and ETD derivatives which are economically settled on a daily basis. In addition, this balance includes OTC and ETD cash collateral balances which correspond with the cash portion of collateral received reflected on the Positive replacement values line in the table presented in Note 15a. In the second quarter of 2013, prior period data for “liabilities subject to netting arrangements” was restated. Gross liabilities before balance sheet netting as of 31 March 2013 were reduced by CHF 40 billion (31 December 2012: CHF 18 billion) and balance sheet netting with gross assets as of 31 March 2013 was reduced by CHF 35 billion (31 December 2012: CHF 14 billion); liabilities not subject to enforceable netting arrangements or similar agreements as of 31 March 2013 were increased by CHF 5 billion (31 December 2012: CHF 4 billion). This restatement mainly related to the economic settlement of ETD futures and ETD daily margined option contracts, which are not within the scope of “liabilities subject to netting arrangements”.     2 The logic of the table results in amounts presented in the “Balance sheet netting with gross assets” column corresponding directly to the amounts presented in the Balance sheet netting with gross liabilities column in the assets table presented in Note 15a.    3 For the purpose of this disclosure, the amounts of financial instruments and cash collateral not set off on the balance sheet have been capped by relevant netting arrangement so as not to exceed the Net amount of financial liabilities presented in the balance sheet; i.e. over-collateralization, where it exists, is not reflected in the table.    4 Financial liabilities designated at fair value which are subject to enforceable master netting arrangements or similar agreements totaled approximately CHF 12 billion as of 31 March 2013 and are not included in the table.

121

Notes to the interim consolidated financial statements

Note 16 Other assets and liabilities

CHF million	30.6.13	31.3.13	31.12.12

Other assets
Prime brokerage receivables	9,224	8,789	8,072
Settlement and clearing accounts	979	719	589
Defined benefit pension and post-employment assets	807	454	0
Properties and other non-current assets held for sale	129	135	137
VAT and other tax receivables	236	266	214
Other	1,980	2,145	2,094
Total other assets	13,355	12,509	11,106

Other liabilities
Prime brokerage payables	38,241	38,187	35,620
Amounts due under unit-linked investment contracts	15,390	15,948	15,299
Defined benefit pension and post-employment liabilities	1,071	1,308	1,284
Third-party interest in consolidated investment funds	953	993	965
Settlement and clearing accounts	1,637	1,568	991
VAT and other tax payables	528	566	606
Current and deferred tax liabilities	648	681	586
Other	3,537	3,151	4,254	[1]
Total other liabilities	62,005	62,402	59,606

1  Includes liabilities of CHF 1.4 billion arising from fines and disgorgement resulting from regulatory investigations concerning LIBOR and other benchmark rates.

Note 17 Provisions and contingent liabilities

a) Provisions

CHF million	Operational risks[1]	Litigation, regulatory and similar matters[2]	Restructuring	Loan commitments and guarantees	Real estate		Employee benefits	Other	Total provisions
Balance as of 31 December 2012	53	1,432	511	64	178		244	53	2,536
Balance as of 31 March 2013	56	1,797	679	61	170		230	67	3,060
Increase in provisions recognized in the income statement	13	687	101	2	(3)		6	106[3]	912
Release of provisions recognized in the income statement	(3)	(14)	(8)	0	2		(1)	(0)	(25)
Provisions used in conformity with designated purpose	(15)	(268)	(110)	0	(6)		(7)	(3)	(410)
Capitalized reinstatement costs	0	0	0	0	(2)		0	0	(2)
Reclassifications	0	0	(2)	0	0		0	0	(2)
Foreign currency translation/unwind of discount	0	(17)	0	0	(1)		(2)	0	(20)
Balance as of 30 June 2013	52	2,185	659	63	161	[4]	225	169	3,514

1  Comprises provisions for losses resulting from security risks and transaction processing risks.    2  Comprises provisions for losses resulting from legal, liability and compliance risks.    3  Reflects a charge of CHF 106 million related to the Swiss-UK tax agreement.    4  Includes reinstatement costs for leasehold improvements of CHF 88 million as of 30 June 2013 (31 March 2013: CHF 92 million, 31 December 2012: CHF 97 million), provisions for onerous lease contracts of CHF 73 million as of 30 June 2013 (31 March 2013: CHF 78 million, 31 December 2012: CHF 81 million).

Restructuring provisions primarily relate to onerous lease contracts and severance amounts. The utilization of onerous lease provisions is driven by the maturities of the underlying lease contracts, which cover a period of up to 11 years. Severance related provisions are utilized within a short time period, usually within six months, but potential changes in amount may be triggered when natural staff attrition reduces the number of people affected by a restructuring and therefore the estimated costs.

Information on provisions and contingent liabilities in respect of Litigation, regulatory and similar matters, as a class, is included in Note 17b. Further information on the nominal principal amount of Loan commitments and guarantees, representing our maximum exposure to credit risk, is disclosed in “Note 18 Financial instruments not recognized on the balance sheet”. There are no material contingent liabilities associated with the other classes of provisions.

122

Financial information

Note 17 Provisions and contingent liabilities (continued)

b) Litigation, regulatory and similar matters

The Group operates in a legal and regulatory environment that exposes it to significant litigation and similar risks arising from disputes and regulatory proceedings. As a result, UBS (which for purposes of this note may refer to UBS AG and/or one or more of its subsidiaries, as applicable) is involved in various disputes and legal proceedings, including litigation, arbitration, and regulatory and criminal investigations.

Such matters are subject to many uncertainties and the outcome is often difficult to predict, particularly in the earlier stages of a case. There are also situations where the Group may enter into a settlement agreement. This may occur in order to avoid the expense, management distraction or reputational implications of continuing to contest liability, even for those matters for which the Group believes it should be exonerated. The uncertainties inherent in all such matters affect the amount and timing of any potential outflows for both matters with respect to which provisions have been established and other contingent liabilities. The Group makes provisions for such matters brought against it when, in the opinion of management after seeking legal advice, it is more likely than not that the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required, and the amount can be reliably estimated. If any of those conditions is not met, such matters result in contingent liabilities.

Specific litigation, regulatory and other matters are described below, including all such matters that management considers to be material and others that management believes to be of significance due to potential financial, reputational and other effects. The amount of damages claimed, the size of a transaction or other information is provided where available and appropriate in order to assist users in considering the magnitude of potential exposures.

In the case of certain matters below, we state that we have established a provision, and for the other matters we make no such statement. When we make this statement and we expect disclosure of the amount of a provision to prejudice seriously our position with other parties in the matter, because it would reveal what UBS believes to be the probable and reliably estimable outflow, we do not disclose that amount. In some cases we are subject to confidentiality obligations that preclude such disclosure. With respect to the matters for which we do not state whether we have established a provision, either (a) we have not established a provision, in which case the matter is treated as a contingent liability under the applicable accounting standard or (b) we have established a provision but expect disclosure of that fact to prejudice seriously our position with other parties in the matter because it would reveal the fact that UBS believes an outflow of resources to be probable and reliably estimable.

The aggregate amount provisioned for litigation, regulatory and similar matters as a class is disclosed in Note 17a above. It is not practicable to provide an aggregate estimate of liability for our litigation, regulatory and similar matters as a class of contingent liabilities. Doing so would require us to provide speculative legal assessments as to claims and proceedings that involve unique fact patterns or novel legal theories, which have not yet been initiated or are at early stages of adjudication, or as to which alleged damages have not been quantified by the claimants.

Provisions for litigation, regulatory and similar matters by segment
CHF million	Wealth Management	Wealth Management Americas	Investment Bank	Global Asset Management	Retail & Corporate	CC – Core Functions	CC – Non-core and Legacy Portfolio	UBS
Balance as of 31 December 2012	130	170	28	7	29	338	732	1,432
Balance as of 31 March 2013	114	172	35	7	26	370	1,074	1,797
Increase in provisions recognized in the income statement	25	16	2	0	10	14	620	687
Release of provisions recognized in the income statement	(5)	(3)	(5)	0	0	0	(1)	(14)
Provisions used in conformity with designated purpose	(17)	(12)	(13)	(5)	(1)	0	(221)	(268)
Foreign currency translation/unwind of discount	0	(1)	(1)	0	0	(8)	(8)	(17)
Balance as of 30 June 2013	117	173	19	2	34	376	1,465	2,185

1. Inquiries regarding cross-border wealth management businesses

Following the disclosure and the settlement of the US cross-border matter, tax and regulatory authorities in a number of countries have made inquiries and served requests for information located in their respective jurisdictions relating to the cross-border wealth management services provided by UBS and other financial institutions. As a result of the French investigations, in May and

June 2013, respectively, UBS (France) S.A. and UBS AG have been put under formal examination (“mise en examen”) for complicity in having illicitly solicited clients on French territory, and were declared witness with legal assistance (“témoin assisté”) regarding the laundering of the proceeds of tax fraud and of banking and financial solicitation by unauthorized persons. In June 2013, the French banking supervisory authority’s disciplinary commission

123

Notes to the interim consolidated financial statements

Note 17 Provisions and contingent liabilities (continued)

reprimanded UBS (France) S.A. for having had insufficiencies in its control and compliance framework around its cross-border activities and “know your customer” obligations. It imposed a penalty of EUR 10 million, and a provision of that amount is reflected on our balance sheet at 30 June 2013. UBS has also received inquiries from German authorities concerning certain matters relating to our cross-border business. UBS is cooperating with these inquiries, requests and investigations within the limits of financial privacy obligations under Swiss and other applicable laws.

2. Matters related to the financial crisis

UBS has responded to a number of governmental inquiries and investigations and is involved in a number of litigations, arbitrations and disputes related to the financial crisis of 2007 to 2009 and in particular mortgage-related securities and other structured transactions and derivatives. UBS is in discussions with the SEC concerning UBS’s structuring and underwriting of one CDO in 2007.

UBS is a defendant in several lawsuits filed by institutional purchasers of CDOs structured by UBS in which plaintiffs allege, under various legal theories, that UBS misrepresented the quality of the collateral underlying the CDOs. Plaintiffs in these suits collectively seek to recover several hundred million dollars in claimed losses. In April 2013, the trial court dismissed with prejudice one of these suits in which plaintiffs claimed losses of at least USD 331 million. In July 2013 the plaintiffs filed a notice of appeal and also moved the trial court for reconsideration of the dismissal.

Our balance sheet at 30 June 2013 reflected a provision with respect to matters described in this item 2 in an amount that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of this matter cannot be determined with certainty based on currently available information, and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

3. Lehman principal protection notes

From March 2007 through September 2008, UBS Financial Services Inc. (UBSFS) sold approximately USD 1 billion face amount of structured notes issued by Lehman Brothers Holdings Inc. (Lehman), a majority of which were referred to as “principal protection notes,” reflecting the fact that while the notes’ return was in some manner linked to market indices or other measures, some or all of the investor’s principal was an unconditional obligation of Lehman as issuer of the notes. Based on its role as an underwriter of Lehman structured notes, UBSFS has been named as a defendant in a putative class action asserting violations of disclosure provisions of the federal securities laws. In January 2013, plaintiffs’ motion to certify the case as a class action, which UBS opposed, was granted with respect to certain claims. UBS’s petition to appeal that ruling was denied by the Second Circuit and discovery has commenced. Firms that underwrote other non-structured

Lehman securities have been named as defendants in the same purported class action, and those underwriters have entered into settlements. In 2011, UBSFS entered into a settlement with the Financial Industry Regulatory Authority (FINRA) related to the sale of these notes, pursuant to which UBSFS agreed to pay a USD 2.5 million fine and up to USD 8.25 million in restitution and interest to a limited number of investors in the US. UBSFS has also been named in numerous individual civil suits and customer arbitrations, which proceedings are at various stages. The individual customer claims, some of which have resulted in awards payable by UBSFS, relate primarily to whether UBSFS adequately disclosed the risks of these notes to its customers.

4. Claims related to sales of residential mortgage-backed securities and mortgages

From 2002 through 2007, prior to the crisis in the US residential loan market, UBS was a substantial issuer and underwriter of US residential mortgage-backed securities (RMBS) and was a purchaser and seller of US residential mortgages. A subsidiary of UBS, UBS Real Estate Securities Inc. (UBS RESI), acquired pools of residential mortgage loans from originators and (through an affiliate) deposited them into securitization trusts. In this manner, from 2004 through 2007, UBS RESI sponsored approximately USD 80 billion in RMBS, based on the original principal balances of the securities issued.

UBS RESI also sold pools of loans acquired from originators to third-party purchasers. These whole loan sales during the period 2004 through 2007 totaled approximately USD 19 billion in original principal balance.

We were not a significant originator of US residential loans. A subsidiary of UBS originated approximately USD 1.5 billion in US residential mortgage loans during the period in which it was active from 2006 to 2008, and securitized less than half of these loans.

   Securities Lawsuits Concerning Disclosures in RMBS Offering Documents: UBS has been named as a defendant relating to its role as underwriter and issuer of RMBS in a large number of lawsuits. As a result of the settlement with the Federal Housing Finance Agency (FHFA) announced in July 2013 (addressed below), the remaining pending lawsuits relate to approximately USD 40 billion in original face amount of RMBS underwritten or issued by UBS. Some of the lawsuits are in their early stages and have not advanced beyond the motion to dismiss phase; others are in varying stages of discovery. Of the USD 40 billion in original face amount of RMBS at issue in these cases, approximately USD 6 billion was issued in offerings in which a UBS subsidiary transferred underlying loans (the majority of which were purchased from third-party originators) into a securitization trust and made representations and warranties about those loans (UBS-sponsored RMBS). The remaining USD 34 billion of RMBS to which these cases relate was issued by third parties in securitizations in which UBS acted as underwriter (third-party RMBS).

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In connection with certain of these lawsuits, UBS has indemnification rights against surviving third-party issuers or originators for losses or liabilities incurred by UBS, but UBS cannot predict the extent to which it will succeed in enforcing those rights. A settlement announced in April 2013 by a third-party issuer could, upon court approval and finalization, reduce the original face amount of RMBS at issue in these cases from USD 40 billion to USD 16 billion, and the original face amount of RMBS at issue in cases involving third-party issuers from USD 34 billion to USD 10 billion. UBS cannot make any assurance that this third-party issuer settlement, to which UBS is not required or expected to make a financial contribution, will receive court approval and be finalized.

These lawsuits included actions brought by the FHFA, as conservator for the Federal National Mortgage Association (Fannie Mae) and the Federal Home Loan Mortgage Corporation (Freddie Mac and, collectively with Fannie Mae, the GSEs), in connection with the GSEs’ investments in USD 4.5 billion in original face amount of UBS-sponsored RMBS and USD 1.8 billion in original face amount of third-party RMBS. These suits asserted claims for damages and rescission under federal and state securities laws and state common law and alleged losses of at least USD 1.2 billion plus interest. The court denied UBS’s motion to dismiss in 2012. In April 2013, the court’s decision with respect to two legal issues that were the subject of UBS’s motion to dismiss was affirmed on appeal by the US Court of Appeals for the Second Circuit. The FHFA also filed suits in 2011 against UBS and other financial institutions relating to their role as underwriters of third-party RMBS purchased by the GSEs asserting claims under various legal theories, including violations of the federal and state securities laws and state common law. In July 2013, UBS entered into a settlement with the FHFA under which UBS will pay USD 885 million to resolve these lawsuits and certain other unasserted claims. More specifically, the FHFA has agreed to dismiss the pending lawsuits and release potential claims it could assert against UBS on behalf of the GSEs related to UBS-sponsored RMBS and third-party RMBS underwritten by UBS. The FHFA and the GSEs have also agreed that they will not take steps to cause third parties to assert loan repurchase demands or commence loan repurchase litigation in connection with UBS-sponsored RMBS. This settlement, however, will not resolve the two pending lawsuits described below under “Lawsuits related to contractual representations and warranties concerning mortgages and RMBS.”

In 2012 a federal court in New Jersey dismissed with prejudice on statute of limitations grounds a putative class action lawsuit that asserted violations of the federal securities laws against various UBS entities, among others, in connection with USD 2.6 billion in original face amount of UBS-sponsored RMBS. The named plaintiff’s appeal of the dismissal is pending.

Loan repurchase demands related to sales of mortgages and RMBS: When UBS acted as an RMBS sponsor or mortgage seller, we generally made certain representations relating to the characteristics of the underlying loans. In the event of a material breach of these representations, we were in certain circumstances contractually obligated to repurchase the loans to which they related or to indemnify certain parties against losses. UBS has received demands to repurchase US residential mortgage loans as to which UBS made certain representations at the time the loans were transferred to the securitization trust. We have been notified by certain institutional purchasers and insurers of mortgage loans and RMBS, including Freddie Mac, of their contention that possible breaches of representations may entitle the purchasers to require that UBS repurchase the loans or to other relief. The table below summarizes repurchase demands received by UBS and UBS’s repurchase activity from 2006 through 23 July 2013. In the table, repurchase demands characterized as Demands resolved in litigation and Demands rescinded by counterparty are considered to be finally resolved. Repurchase demands in all other categories are not finally resolved.

Loan repurchase demands by year received – original principal balance of loans[1]
USD million	2006–2008	2009	2010	2011	2012	through 23 July 2013	Total
Resolved demands
Actual or agreed loan repurchases/make whole payments by UBS	12	1					13
Demands rescinded by counterparty	110	104	19	301	237		772
Demands resolved in litigation	1	21					21
Demands expected to be resolved by third parties
Demands resolved or expected to be resolved through enforcement of indemnification rights against third-party originators		77	2	45	142	1	267
Demands in dispute
Demands in litigation			346	732	1,041		2,118
Demands in review by UBS				6	8	9	23
Demands rebutted by UBS but not yet rescinded by counterparty		1	2		10		14
Total	123	205	368	1,084	1,438	10	3,228

1  Loans submitted by multiple counterparties are counted only once.

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Note 17 Provisions and contingent liabilities (continued)

Payments that UBS has made or agreed to make to date to resolve repurchase demands equate to approximately 62% of the original principal balance of the related loans. Most of the payments that UBS has made or agreed to make to date have related to so-called “Option ARM” loans; severity rates may vary for other types of loans or for Option ARMs with different characteristics. Actual losses upon repurchase will reflect the estimated value of the loans in question at the time of repurchase as well as, in some cases, partial repayment by the borrowers or advances by servicers prior to repurchase. It is not possible to predict future losses upon repurchase for reasons including timing and market uncertainties.

In most instances in which we would be required to repurchase loans due to misrepresentations, we would be able to assert demands against third-party loan originators who provided representations when selling the related loans to UBS. However, many of these third parties are insolvent or no longer exist. We estimate that, of the total original principal balance of loans sold or securitized by UBS from 2004 through 2007, less than 50% was purchased from surviving third-party originators. In connection with approximately 60% of the loans (by original principal balance) for which UBS has made payment or agreed to make payment in response to demands received in 2010, UBS has asserted indemnity or repurchase demands against originators. Since 2011, UBS has advised certain surviving originators of repurchase demands made against UBS for which UBS would be entitled to indemnity, and has asserted that such demands should be resolved directly by the originator and the party making the demand.

We cannot reliably estimate the level of future repurchase demands, and do not know whether our rebuttals of such demands will be a good predictor of future rates of rebuttal. We also cannot reliably estimate the timing of any such demands.

Lawsuits related to contractual representations and warranties concerning mortgages and RMBS: In 2012, Assured Guaranty Municipal Corp. (Assured Guaranty), a financial guaranty insurance company, filed suit against UBS RESI asserting claims for breach of contract and declaratory relief based on UBS RESI’s alleged failure to repurchase allegedly defective mortgage loans with an original principal balance of at least USD 997 million that serve as collateral for UBS-sponsored RMBS insured in part by

Assured Guaranty. Assured Guaranty also claimed that UBS RESI breached representations and warranties concerning the mortgage loans and breached certain obligations under commitment letters. In May 2013 UBS entered into a settlement agreement with Assured Guaranty that resolves all claims in this litigation, as well as unasserted claims related to RMBS issued, underwritten or sponsored by UBS. Pursuant to the settlement, UBS made a cash payment to Assured Guaranty and entered into a reinsurance agreement whereby UBS agreed to reimburse Assured Guaranty for a portion of future losses on certain RMBS transactions insured by Assured Guaranty. The pre-tax expense incurred by UBS as a result of its obligations under the settlement agreement, net of an indemnification payment received from a third party, was approximately USD 310 million, all of which had been accrued in our litigation provisions in periods prior to the second quarter of 2013.

In 2012, certain RMBS trusts filed an action in the Southern District of New York seeking to enforce UBS RESI’s obligation to repurchase loans with an original principal balance of approximately USD 2 billion for which Assured Guaranty had previously demanded repurchase. UBS’s motion to dismiss the suit filed by the trusts is pending. With respect to the loans subject to the suit that were originated by institutions still in existence, UBS intends to enforce its indemnity rights against those institutions. At this time, UBS does not expect that it will be required to make payment for the majority of loan repurchase demands at issue in the suit brought by the RMBS trusts for at least the following reasons: (1) we reviewed the origination file and/or servicing records for the loan and concluded that the allegations of breach of representations and warranties are unfounded, or (2) a surviving originator is contractually liable for any breaches of representations and warranties with respect to loans that it originated. UBS has indemnification rights in connection with approximately half of the USD 2 billion in original principal balance of loans at issue in this suit (reflected in the “In litigation” category in the accompanying table). Additionally, in its motion to dismiss the suit filed by the trusts, UBS has asserted that, under governing transaction documents, UBS is not required to repurchase liquidated loans that were the subject of repurchase demands now at issue in this suit.

In 2012, the FHFA, on behalf of Freddie Mac, filed a notice and summons in New York Supreme Court initiating suit against UBS

Provision for claims related to sales of residential mortgage-backed securities and mortgages
USD million
Balance as of 31 December 2012	658
Balance as of 31 March 2013	962
Increase in provision recognized in the income statement	653
Release of provision recognized in the income statement	(1)
Provision used in conformity with designated purpose	(213)[1]
Balance as of 30 June 2013	1,401

1  Reflects usage of the provision in connection with the cash payment under the settlement with Assured Guaranty referred to above; reflects no usage of the provision in connection with the settlement with FHFA referred to above.

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Note 17 Provisions and contingent liabilities (continued)

RESI for breach of contract and declaratory relief arising from alleged breaches of representations and warranties in connection with certain mortgage loans and UBS RESI’s alleged failure to repurchase such mortgage loans. The complaint for this suit was filed in September 2012. The lawsuit seeks, among other relief, specific performance of UBS RESI’s alleged loan repurchase obligations for at least USD 94 million in original principal balance of loans for which Freddie Mac had previously demanded repurchase; no damages are specified. In June 2013 the Court dismissed the complaint for lack of standing, on the basis that only the RMBS trustee could assert the claims in the complaint, and the complaint was unclear as to whether the trustee was the plaintiff and had proper authority to bring suit. The trustee filed an amended complaint in June 2013, which UBS moved to dismiss in July 2013. The motion remains pending.

We also have tolling agreements with certain institutional purchasers of RMBS concerning their potential claims related to substantial purchases of UBS-sponsored or third-party RMBS.

As reflected in the table on the previous page, our balance sheet at 30 June 2013 reflected a provision of USD 1.4 billion with respect to matters described in this item 4. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of this matter cannot be determined with certainty based on currently available information, and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

5. Claims related to UBS disclosure

A putative consolidated class action has been filed in the United States District Court for the Southern District of New York against UBS, a number of current and former directors and senior officers and certain banks that underwrote UBS’s May 2008 Rights Offering (including UBS Securities LLC) alleging violation of the US securities laws in connection with UBS’s disclosures relating to UBS’s positions and losses in mortgage-related securities, UBS’s positions and losses in auction rate securities, and UBS’s US cross-border business. In 2011, the court dismissed all claims based on purchases or sales of UBS ordinary shares made outside the US, and, in 2012, the court dismissed with prejudice the remaining claims based on purchases or sales of UBS ordinary shares made in the US for failure to state a claim. Plaintiffs have appealed the court’s decision. UBS, a number of senior officers and employees and various UBS committees have also been sued in a putative consolidated class action for breach of fiduciary duties brought on behalf of current and former participants in two UBS Employee Retirement Income Security Act (ERISA) retirement plans in which there were purchases of UBS stock. In 2011, the court dismissed the ERISA complaint. In 2012, the court denied plaintiffs’ motion for leave to file an amended complaint. On appeal, the Second Circuit upheld the dismissal of all counts relating to one of the retirement plans. With respect to the second retirement plan, the Court upheld the dismissal of some of the counts, and vacated and remanded for further proceedings with regard to the counts alleging that defendants had violated their fiduciary duty to prudently manage the plan’s investment options, as well as the claims derivative of that duty.

   In 2012, a consolidated complaint was filed in a putative securities fraud class action pending in federal court in Manhattan against UBS AG and certain of its current and former officers relating to the unauthorized trading incident that occurred in the Investment Bank and was announced in September 2011. The lawsuit was filed on behalf of parties who purchased publicly traded UBS securities on any US exchange, or where title passed within the US, during the period 17 November 2009 through 15 September 2011. UBS’s motion to dismiss the complaint is pending.

6. Madoff

In relation to the Bernard L. Madoff Investment Securities LLC (BMIS) investment fraud, UBS AG, UBS (Luxembourg) SA and certain other UBS subsidiaries have been subject to inquiries by a number of regulators, including the Swiss Financial Market Supervisory Authority (FINMA) and the Luxembourg Commission de Surveillance du Secteur Financier (CSSF). Those inquiries concerned two third-party funds established under Luxembourg law, substantially all assets of which were with BMIS, as well as certain funds established in offshore jurisdictions with either direct or indirect exposure to BMIS. These funds now face severe losses, and the Luxembourg funds are in liquidation. The last reported net asset value of the two Luxembourg funds before revelation of the Madoff scheme was approximately USD 1.7 billion in the aggregate, although that figure likely includes fictitious profit reported by BMIS. The documentation establishing both funds identifies UBS entities in various roles including custodian, administrator, manager, distributor and promoter, and indicates that UBS employees serve as board members. UBS (Luxembourg) SA and certain other UBS subsidiaries are responding to inquiries by Luxembourg investigating authorities, without however being named as parties in those investigations. In 2009 and 2010, the liquidators of the two Luxembourg funds filed claims on behalf of the funds against UBS entities, non-UBS entities and certain individuals including current and former UBS employees. The amounts claimed are approximately EUR 890 million and EUR 305 million, respectively. The liquidators have filed supplementary claims for amounts that the funds may possibly be held liable to pay the BMIS Trustee. These amounts claimed by the liquidator are approximately EUR 564 million and EUR 370 million, respectively. In addition, a large number of alleged beneficiaries have filed claims against UBS entities (and non-UBS entities) for purported losses relating to the Madoff scheme. The majority of these cases are pending in Luxembourg, where appeals have been filed by the claimants against the 2010 decisions of the court in which the claims in a number of test cases were held to be inadmissible. In the US, the BMIS Trustee has filed claims

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against UBS entities, among others, in relation to the two Luxembourg funds and one of the offshore funds. A claim was filed in 2010 against 23 defendants, including UBS entities, the Luxembourg and offshore funds concerned and various individuals, including current and former UBS employees. The total amount claimed against all defendants in this action was not less than USD 2 billion. A second claim was filed in 2010 against 16 defendants including UBS entities and the Luxembourg fund concerned. The total amount claimed against all defendants was not less than USD 555 million. Following a motion by UBS, in 2011 the District Court dismissed all of the BMIS Trustee’s claims other than claims for recovery of fraudulent conveyances and preference payments that were allegedly transferred to UBS on the ground that the BMIS Trustee lacks standing to bring such claims. In June 2013, the Second Circuit Court of Appeals rejected the BMIS Trustee’s appeal against that ruling and upheld the District Court’s decision. The BMIS Trustee may seek to appeal to the US Supreme Court. In Germany, certain clients of UBS are exposed to Madoff-managed positions through third-party funds and funds administered by UBS entities in Germany. A small number of claims have been filed with respect to such funds.

7. Transactions with Italian public sector entities

A number of transactions that UBS Limited and UBS AG respectively entered into with public sector entity counterparties in Italy have been called into question or become the subject of legal proceedings and claims for damages and other awards. In Milan, in 2012, civil claims brought by the City of Milan against UBS Limited, UBS Italia SIM Spa and three other international banks in relation to a 2005 bond issue and associated derivatives transactions entered into with Milan between 2005 and 2007 were settled without admission of liability. In 2012, the criminal court in Milan issued a judgment convicting two current UBS employees and one former employee, together with employees from the three other banks, of fraud against a public entity in relation to the same bond issue and the execution, and subsequent restructuring, of the related derivative transactions. In the same proceedings, the Milan criminal court also found UBS Limited and three other banks liable for the administrative offense of failing to have in place a business organizational model capable of preventing the criminal offenses of which its employees were convicted. The sanctions against UBS Limited, which are not effective until appeals are exhausted, are confiscation of the alleged level of profit flowing from the criminal findings (EUR 16.6 million), a fine in respect of the finding of the administrative offense (EUR 1 million) and payment of legal fees. UBS has previously provided for this potential exposure in the amount of EUR 18.5 million. UBS Limited and the individuals filed their appeal in May 2013.

Derivative transactions with the Regions of Calabria, Tuscany, Lombardy, Lazio and Campania, and the City of Florence have also been called into question or become the subject of legal proceedings and claims for damages and other awards. In 2012, UBS AG and UBS Limited settled all civil disputes with the Regions of Tuscany, Lombardy and Lazio without any admission of liability. An in-principle agreement has also been reached with the City of Florence. Provisions have been booked in respect of these agreed or prospective settlements.

8. Kommunale Wasserwerke Leipzig GmbH (KWL)

In 2006 and 2007, KWL entered into a series of credit default swap (CDS) transactions with bank swap counterparties, including UBS. UBS entered into back-to-back CDS transactions with the other counterparties, Depfa Bank plc (Depfa) and Landesbank Baden-Württemberg (LBBW), in relation to their respective swaps with KWL. As a result of the KWL CDS transactions and the back-to-back CDS transactions with Depfa and LBBW, UBS and UBS Limited are owed a total amount of USD 319.8 million, plus interest, which remains unpaid. Specifically, under the CDS contracts between KWL and UBS, the last of which were terminated by UBS in 2010, a net sum of approximately USD 137.6 million, plus interest, has fallen due from KWL but not been paid. Earlier in 2010, UBS issued proceedings in the English High Court against KWL seeking various declarations from the English court, in order to establish that the swap transaction between KWL and UBS is valid, binding and enforceable as against KWL. The English court ruled in 2010 that it has jurisdiction and will hear the proceedings and UBS issued a further claim seeking declarations concerning the validity of its early termination of the remaining CDS transactions with KWL. KWL withdrew its appeal from that decision and the civil dispute is now proceeding before the English court. UBS has added its monetary claim to the proceedings. KWL is defending against UBS’s claims and has served a counterclaim which also joins UBS Limited and Depfa to the proceedings. As part of its assertions, KWL claims damages of at least USD 68 million in respect of UBS’s termination of some of the CDS contracts, whilst disputing that any monies are owed to UBS pursuant to another CDS contract. UBS, UBS Limited and Depfa are defending against KWL’s counterclaims, and Depfa has asserted additional claims against UBS and UBS Limited.

   In 2010, KWL issued proceedings in Leipzig, Germany against UBS, Depfa and LBBW, claiming that the swap transactions are void and not binding on the basis of KWL’s allegation that KWL did not have the capacity or the necessary internal authorization to enter into the transactions and that the banks knew this. Upon and as a consequence of KWL withdrawing its appeal on jurisdiction in England, KWL also withdrew its civil claims against UBS and Depfa in the German courts, and no civil claim will proceed against either of them in Germany. The proceedings brought by KWL against LBBW have continued in Leipzig, and in June 2013 the court in Leipzig ruled in LBBW’s favor. The Leipzig court has ruled that it is for the London court and not the Leipzig court to determine the validity and effect of a third party notice served by LBBW on UBS in the Leipzig proceedings.

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The back-to-back CDS transactions were terminated in 2010. In 2010, UBS and UBS Limited issued separate proceedings in the English High Court against Depfa and LBBW seeking declarations as to the parties’ obligations under the back-to-back CDS transactions and monetary claims. UBS Limited contends that it is owed USD 83.3 million, plus interest, by Depfa. UBS contends that it is owed EUR 75.5 million, plus interest, by LBBW. Depfa and LBBW are defending against the claims and have also issued counterclaims. Additionally Depfa added a claim against KWL to the proceedings against it and KWL served a defense.

In 2011, the former managing director of KWL and two financial advisers were convicted on criminal charges related to certain KWL transactions, including swap transactions with UBS and other banks. They are all the subject of further ongoing criminal proceedings in Dresden relating to the transactions with UBS, LBBW and DEPFA.

In 2011, the SEC commenced an investigation concerning, among other things, the suitability of the KWL transactions. UBS is cooperating with the SEC.

9. Puerto Rico

In 2011, a purported derivative action was filed on behalf of the Employee Retirement System of the Commonwealth of Puerto Rico (System) against over 40 defendants, including UBS Financial Services Inc. of Puerto Rico (UBS PR) and other consultants and underwriters, trustees of the System, and the President and Board of the Government Development Bank of Puerto Rico. The plaintiffs alleged that defendants violated their purported fiduciary duties and contractual obligations in connection with the issuance and underwriting of approximately three billion dollars of bonds by the System in 2008 and sought damages of over USD 800 million. UBS is named in connection with its underwriting and consulting services. In March 2013, the case was dismissed by the Puerto Rico court on the grounds that plaintiffs did not have standing to bring the claim. UBS is also cooperating with an SEC investigation into the bond offerings. Also, in late 2012, an SEC administrative hearing on securities law violation charges against two UBS PR executives concluded, with a decision expected in late 2013. The charges stemmed from the SEC’s investigation of UBS PR’s sale of closed-end funds in 2008 and 2009, which UBS PR settled in May 2012.

10. LIBOR and other benchmark rates

Numerous government agencies, including the SEC, the US Commodity Futures Trading Commission (CFTC), the US Department of Justice (DOJ), the UK Financial Conduct Authority (FCA) (to which certain responsibilities of the UK Financial Services Authority (FSA) have passed), the UK Serious Fraud Office (SFO), the Monetary Authority of Singapore (MAS), the Hong Kong Monetary Authority (HKMA), FINMA, the various state attorneys general in the US, and competition authorities in various jurisdictions have conducted or are continuing to conduct investigations regarding submissions with respect to British Bankers’ Association LIBOR (London Interbank Offered Rate) and other benchmark rates, including HIBOR (Hong Kong Interbank Offered Rate) and ISDAFIX. These investigations focus on whether there were improper attempts by UBS (among others), either acting on our own or together with others, to manipulate LIBOR and other benchmark rates at certain times.

   In June 2013 the MAS announced the results of its investigation of benchmark submissions by twenty banks, including UBS. The investigation related to various benchmark submissions, including the Singapore Interbank Offered Rates and the Swap Offered Rates, and covered the period from 2007 to 2011. The MAS found deficiencies in the governance, risk management, internal controls and surveillance systems for the banks’ benchmark submission processes and directed the banks to correct the deficiencies and set aside additional statutory reserves with MAS at zero interest for one year. The MAS also announced proposed changes to its regulatory framework for financial benchmarks that are designed to enhance the integrity of the process for setting benchmarks.

   In 2012, UBS reached settlements with the FSA, the CFTC and the Criminal Division of the DOJ in connection with their investigations of benchmark interest rates. At the same time FINMA issued an order concluding its formal proceedings with respect to UBS relating to benchmark interest rates. UBS will pay a total of approximately CHF 1.4 billion in fines and disgorgement – including GBP 160 million in fines to the FSA, USD 700 million in fines to the CFTC, and CHF 59 million in disgorgement to FINMA. Under a non-prosecution agreement (NPA) that UBS entered into with the DOJ, UBS has agreed to pay a fine of USD 500 million. Pursuant to a separate plea agreement between the DOJ and UBS Securities Japan Co. Ltd. (UBSSJ), UBSSJ has entered a plea to one count of wire fraud relating to the manipulation of certain benchmark interest rates, including Yen LIBOR, and the DOJ and UBSSJ have agreed to a sentence to be imposed on UBSSJ that would include a fine of USD 100 million, which is subject to the discretion of the sentencing court. The NPA requires UBS to pay the USD 500 million fine to DOJ within 10 days of the sentencing of UBSSJ, and provides that any criminal penalties imposed on UBSSJ at sentencing, which currently is scheduled for 18 September 2013, will be deducted from the USD 500 million fine. The conduct described in the various settlements and the FINMA order includes certain UBS personnel: engaging in efforts to manipulate submissions for certain benchmark rates to benefit trading positions; colluding with employees at other banks and cash brokers to influence certain benchmark rates to benefit their trading positions; and giving inappropriate directions to UBS submitters that were in part motivated by a desire to avoid unfair and negative market and media perceptions during the financial crisis. The benchmark interest rates encompassed by one or more of these resolutions include Yen LIBOR, GBP LIBOR, CHF LIBOR, Euro LIBOR, USD LIBOR, EURIBOR (Euro Interbank

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Note 17 Provisions and contingent liabilities (continued)

Offered Rate) and Euroyen TIBOR (Tokyo Interbank Offered Rate). We have ongoing obligations to cooperate with authorities with which we have reached resolutions and to undertake certain remediation with respect to benchmark interest rate submissions. Investigations by the CFTC and other government authorities remain ongoing notwithstanding these resolutions.

UBS has been granted conditional leniency or conditional immunity from authorities in certain jurisdictions, including the Antitrust Division of the DOJ and the Swiss Competition Commission (WEKO), in connection with potential antitrust or competition law violations related to submissions for Yen LIBOR and Euroyen TIBOR. WEKO has also granted UBS conditional immunity in connection with potential competition law violations related to submissions for Swiss franc LIBOR and certain transactions related to Swiss franc LIBOR. The Canadian Competition Bureau has granted UBS conditional immunity in connection with potential competition law violations related to submissions for Yen LIBOR. As a result of these conditional grants, we will not be subject to prosecutions, fines or other sanctions for antitrust or competition law violations in the jurisdictions where we have conditional immunity or leniency in connection with the matters covered by the conditional grants, subject to our continuing cooperation. However, the conditional leniency and conditional immunity grants we have received do not bar government agencies from asserting other claims and imposing sanctions against us, as evidenced by the settlements and ongoing investigations referred to above. In addition, as a result of the conditional leniency agreement with the DOJ, we are eligible for a limit on liability to actual rather than treble damages were damages to be awarded in any civil antitrust action under US law based on conduct covered by the agreement and for relief from potential joint and several liability in connection with such civil antitrust action, subject to our satisfying the DOJ and the court presiding over the civil litigation of our cooperation. The conditional leniency and conditional immunity grants do not otherwise affect the ability of private parties to assert civil claims against us.

   In 2011, the Japan Financial Services Agency (JFSA) commenced administrative actions and issued orders against UBS Securities Japan Ltd (UBS Securities Japan) and UBS AG, Tokyo Branch in connection with their investigation of Yen LIBOR and Euroyen TIBOR. These actions were based on findings by the Japan Securities and Exchange Surveillance Commission (SESC), and, in the case of UBS AG, Tokyo Branch, the JFSA, that a former UBS Securities Japan trader engaged in inappropriate conduct relating to Euroyen TIBOR and Yen LIBOR, including approaching UBS AG, Tokyo Branch, and other banks to ask them to submit TIBOR rates taking into account requests from the trader for the purpose of benefiting trading positions.

   A number of putative class actions and other actions are pending in the federal courts in New York and other jurisdictions against UBS and numerous other banks on behalf of parties who transacted in certain interest rate benchmark-based derivatives linked directly or indirectly to US dollar LIBOR, Yen LIBOR, Euroyen TIBOR and EURIBOR. Also pending are actions asserting losses related to various products whose interest rate was linked to US dollar LIBOR, including adjustable rate mortgages, preferred and debt securities, bonds pledged as collateral, loans, depository accounts, investments and other interest bearing instruments. All of the complaints allege manipulation, through various means, of various benchmark interest rates, including LIBOR, Euroyen TIBOR or EURIBOR rates and seek unspecified compensatory and other damages, including treble and punitive damages, under varying legal theories that include violations of the US Commodity Exchange Act, federal and state antitrust laws and the federal racketeering statute. In March 2013, a federal court in New York dismissed the federal antitrust and racketeering claims of certain US dollar LIBOR plaintiffs and a portion of their claims brought under the Commodity Exchange Act. Plaintiffs will have the opportunity to replead certain claims that have been dismissed. Defendants in the lawsuit asserting claims related to Euroyen TIBOR filed motions to dismiss in June 2013.

With respect to additional matters and jurisdictions not encompassed by the settlements and order referred to above, our balance sheet at 30 June 2013 reflected a provision of an amount that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information, and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

11. Swiss retrocessions

The Swiss Supreme Court ruled in 2012, in a test case against UBS, that distribution fees paid to a bank for distributing third party and intra-group investment funds and structured products must be disclosed and surrendered to clients who have entered into a discretionary mandate agreement with the bank, absent a valid waiver.

   FINMA has issued a supervisory note to all Swiss banks in response to the Supreme Court decision. The note sets forth the measures Swiss banks are to adopt, which include informing all affected clients about the Supreme Court decision and directing them to an internal bank contact for further details. UBS has met the FINMA requirements and has notified all potentially affected clients in the context of the mailing of the year-end account statements.

It is expected that the Supreme Court decision will result in a significant number of client requests for UBS to disclose and potentially surrender retrocessions. Client requests are being assessed on a case-by-case basis. Considerations to be taken into account when assessing these cases include, among others, the existence of a discretionary mandate and whether or not the client documentation contained a valid waiver with respect to distribution fees.

130

Financial information

Note 17 Provisions and contingent liabilities (continued)

Our balance sheet at 30 June 2013 reflected a provision with respect to matters described in this item 11 in an amount that UBS believes to be appropriate under the applicable accounting standard. The ultimate exposure will depend on client requests and the resolution thereof, factors that are difficult to predict and assess, particularly in view of the limited experience to date. Hence as in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information, and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

12. Banco UBS Pactual tax indemnity

Pursuant to the 2009 sale of Banco UBS Pactual S.A. (Pactual) by UBS to BTG Investments, LP (BTG), BTG has submitted contractual indemnification claims that UBS estimates amount to approximately BRL 2.5 billion, including interest and penalties. The claims pertain principally to several tax assessments issued by the Brazilian tax authorities against Pactual relating to the period from December 2006 through March 2009, when UBS owned Pactual. These assessments are being or will be challenged in administrative proceedings. BTG has also provided notice to UBS of several additional Pactual-related inquiries by the Brazilian tax authorities that relate to the period of UBS’s ownership of Pactual, but involving substantially smaller amounts.

13. EC investigation into CDS information market

In July 2013 the European Commission (EC) issued a Statement of Objections against thirteen credit default swap (CDS) dealers including UBS, as well as data service provider Markit and the International Swaps and Derivatives Association (ISDA). This followed an investigation into the CDS information market which commenced in 2011, with which UBS cooperated fully. The Statement of Objections broadly alleges that the dealers infringed EU antitrust rules by colluding to prevent exchanges from entering the credit derivatives market between 2006 and 2009. Since mid-2009, the Antitrust Division of the DOJ has also been investigating whether multiple dealers, including UBS, conspired with each other and with Markit to restrain competition in the markets for CDS trading, clearing and other services. In May and July 2013, two putative class action complaints were filed in the Northern District of Illinois against twelve dealers, including UBS, as well as Markit and ISDA, alleging violations of the US Sherman Antitrust Act. The complaints allege that the dealers unlawfully exercised collective control over Markit and other industry organizations to seek to ensure that CDS continued to trade over-the-counter rather than on an exchange platform. Plaintiffs seek unspecified trebled compensatory damages, among other relief.

Note 18 Financial instruments not recognized on the balance sheet

The table below shows the maximum irrevocable amount of guarantees, commitments and forward starting transactions.

	30.6.13			31.3.13			31.12.12
CHF million	Gross	Sub- participations	Net	Gross	Sub- participations	Net	Gross	Sub- participations	Net
Guarantees
Credit guarantees and similar instruments	8,045	(699)	7,346	8,581	(882)	7,699	8,313	(734)	7,579
Performance guarantees and similar instruments	3,566	(731)	2,835	3,617	(757)	2,860	3,673	(829)	2,844
Documentary credits	7,595	(681)	6,915	7,584	(730)	6,855	8,072	(660)	7,412
Total guarantees	19,206	(2,110)	17,096	19,782	(2,368)	17,414	20,058	(2,223)	17,835

Commitments
Loan commitments	60,303	(1,161)	59,142	61,173	(883)	60,290	59,818	(867)	58,950
Underwriting commitments	196	(192)	4	289	(214)	75	167	(167)	0
Total commitments	60,499	(1,353)	59,146	61,462	(1,097)	60,365	59,985	(1,034)	58,951

Forward starting transactions[1]
Reverse repurchase agreements	16,619			21,380			18,576
Securities borrowing agreements	358			198			249
Repurchase agreements	11,986			14,126			9,993
1 Cash to be paid in the future by either UBS or the counterparty.

131

Notes to the interim consolidated financial statements

Note 19 Changes in organization

Restructuring charges arise from programs that materially change either the scope of business undertaken by the Group or the manner in which such business is conducted. Restructuring charges are non-recurring and other temporary costs that are necessary to effect such programs and include items such as severance and other personnel related charges, duplicate headcount costs, impairment and accelerated depreciation of assets, contract termination costs, consulting fees, and related infrastructure and system costs. These costs are presented in the income statement according to the underlying nature of the expense. As the costs associated with restructuring programs are temporary in nature, and in order to provide a more thorough understanding of business performance, such costs are separately presented below.

    Prior to the second quarter of 2013, restructuring charges were limited to (a) items recognized in the restructuring provision, consisting of severance and other personnel related items and onerous lease contracts, and (b) associated asset impairments. The expanded definition of restructuring charges better reflects the total economic costs arising from UBS’s restructuring programs and thus provides better information regarding the effects of its investment in significant transformational activities expected to reduce operating costs upon completion. This change solely affects the presentation of charges and does not affect the timing of when such charges are recognized in our operating results. For the second quarter of 2013, this change increased restructuring charges presented by CHF 59 million, of which CHF 28 million relates to the first quarter of 2013, which is not material to the second quarter and has been included to reflect the cumulative effect of this change in 2013. The effect of this expanded definition on all prior periods is not material and thus no amounts have been restated.

Net restructuring charges by business division and Corporate Center
	For the quarter ended			Year-to-date
CHF million	30.6.13	31.3.13	30.6.12	30.6.13	30.6.12
Wealth Management	50	26	1	75	13
Wealth Management Americas	10	10	(3)	20	(5)
Investment Bank	31	6	21	37	115
Global Asset Management	14	4	0	17	5
Retail & Corporate	13	15	(4)	28	3
Corporate Center	23	186	(5)	208	4
of which: Core Functions	5	(3)	(7)	2	(4)
of which: Non-core and Legacy Portfolio	18	188	1	206	8
Total net restructuring charges	140	246	9	386	135
of which: personnel expenses	96	(14)	(21)	82	118
of which: general and administrative expenses	42	225	16	266	3
of which: depreciation and impairment of property and equipment	3	35	14	38	14
Net restructuring charges by personnel expense category
	For the quarter ended			Year-to-date
CHF million	30.6.13	31.3.13	30.6.12	30.6.13	30.6.12
Salaries and variable compensation	91	(17)	(17)	74	128
Contractors	1	0	0	1	0
Social security	3	2	(2)	4	(6)
Pension and other post-employment benefit plans	(1)	1	(1)	0	(4)
Wealth Management Americas: Financial advisor compensation	0	0	0	0	0
Other personnel expenses	2	1	0	3	0
Total net restructuring charges: personnel expenses	96	(14)	(21)	82	118

132

Financial information

Note 20 Currency translation rates

The following table shows the rates of the main currencies used to translate the financial information of our foreign operations into Swiss francs:

	Spot rate			Average rate[1]
	As of			For the quarter ended			Year-to-date
	30.6.13	31.3.13	30.6.12	30.6.13	31.3.13	30.6.12	30.6.13	30.6.12
1 USD	0.94	0.95	0.95	0.95	0.93	0.94	0.94	0.92
1 EUR	1.23	1.22	1.20	1.23	1.23	1.20	1.23	1.20
1 GBP	1.44	1.44	1.49	1.45	1.44	1.49	1.44	1.48
100 JPY	0.95	1.01	1.19	0.95	1.00	1.19	0.97	1.16

1  Monthly income statement items of foreign operations with a functional currency other than Swiss franc are translated with month-end rates into Swiss francs. Disclosed average rates for a quarter represent an average of three month-end rates, weighted according to the income and expense volumes of all foreign operations of the Group with the same functional currency for each month. Weighted average rates for individual business divisions may deviate from the weighted average rates for the Group.

133

134

Financial information

Supplemental information (unaudited) for

UBS AG (Parent Bank) and UBS Limited

135

Supplemental information (unaudited) for

UBS AG (Parent Bank) and UBS Limited

UBS AG (Parent Bank) financial information

Income statement UBS AG (Parent Bank)

	For the quarter ended			% change from		Year-to-date
CHF million	30.6.13	31.3.13	30.6.12	1Q13	2Q12	30.6.13	30.6.12
Net interest income	787	1,022	777	(23)	1	1,810	1,896
Net fee and commission income	1,640	1,647	1,411	0	16	3,287	3,003
Net trading income	1,117	2,116	1,707	(47)	(35)	3,233	3,332
Other income from ordinary activities	840	273	1,031	208	(19)	1,113	1,198
of which: dividend income from investments in subsidiaries and other participations	491	106	718	363	(32)	597	726
Operating income	4,385	5,058	4,926	(13)	(11)	9,443	9,429
Personnel expenses	1,999	2,577	1,887	(22)	6	4,576	3,767
General and administrative expenses	1,117	1,104	1,189	1	(6)	2,221	2,255
Operating expenses	3,116	3,681	3,076	(15)	1	6,797	6,021
Operating profit/(loss)	1,270	1,377	1,850	(8)	(31)	2,647	3,407
Impairment of investments in subsidiaries and other participations	575	175	(355)	229		750	64
Depreciation of fixed assets	146	129	137	13	7	275	255
Allowances, provisions and losses	207	78	141	165	47	285	165
Profit/(loss) before extraordinary items and taxes	342	996	1,927	(66)	(82)	1,337	2,923
Extraordinary income	(30)	474	563			444	786
Extraordinary expenses	(14)	(2)	(75)	600	(81)	(16)	(86)
Tax (expense)/benefit	(43)	(91)	25	(53)		(134)	33
Profit/(loss) for the period	255	1,376	2,441	(81)	(90)	1,631	3,655

136

Financial information

Balance sheet UBS AG (Parent Bank)

				% change from
CHF million	30.6.13	31.3.13	31.12.12	31.3.13	31.12.12

Assets
Liquid assets	66,595	46,068	54,192	45	23
Money market paper	23,182	25,659	31,066	(10)	(25)
Due from banks	138,644	172,739	167,204	(20)	(17)
Due from customers	165,535	172,173	160,996	(4)	3
Mortgage loans	150,976	150,158	149,002	1	1
Trading balances in securities and precious metals	90,234	111,411	115,906	(19)	(22)
Financial investments	36,285	33,448	30,778	8	18
Investments in subsidiaries and other participations	20,900	21,520	21,090	(3)	(1)
Fixed assets	5,254	5,183	5,054	1	4
Accrued income and prepaid expenses	2,455	2,721	2,157	(10)	14
Positive replacement values	36,541	35,998	35,206	2	4
Other assets	3,346	3,562	3,037	(6)	10
Total assets	739,946	780,642	775,687	(5)	(5)

Liabilities
Money market paper issued	24,376	25,245	21,257	(3)	15
Due to banks	88,251	101,281	102,401	(13)	(14)
Trading portfolio liabilities	24,390	23,232	25,419	5	(4)
Due to customers on savings and deposit accounts	95,209	96,681	94,086	(2)	1
Other amounts due to customers	276,523	282,780	269,992	(2)	2
Medium-term notes	1,048	1,209	1,341	(13)	(22)
Bonds issued and loans from central mortgage institutions	87,954	91,030	100,166	(3)	(12)
Financial liabilities designated at fair value	52,421	62,573	64,808	(16)	(19)
Accruals and deferred income	6,047	6,612	6,434	(9)	(6)
Negative replacement values	38,831	43,145	43,518	(10)	(11)
Other liabilities	7,206	8,652	9,653	(17)	(25)
Allowances and provisions	3,406	3,628	3,435	(6)	(1)
Total liabilities	705,663	746,068	742,511	(5)	(5)

Equity
Share capital	384	384	384	0	0
General statutory reserve	26,579	32,018	31,997	(17)	(17)
Reserve for own shares	954	907	889	5	7
Other reserves	4,735	6,533	6,551	(28)	(28)
Retained earnings available for appropriation		(6,645)		(100)
Profit/(loss) for the year-to-date period	1,631	1,376	(6,645)	19
Equity attributable to shareholders	34,283	34,573	33,176	(1)	3
Total liabilities and equity	739,946	780,642	775,687	(5)	(5)

137

Supplemental information (unaudited) for
UBS AG (Parent Bank) and UBS Limited

Basis of accounting UBS AG (Parent Bank)

The Parent Bank financial statements are prepared in accordance with Swiss federal banking law. The accounting policies are principally the same as the IFRS-based accounting policies for the Group, which are described more fully in “Note 1 Summary of significant accounting policies” to the consolidated financial statements in our Annual Report 2012. Principal differences between the accounting policies for the Group and for the Parent Bank are described in “Note 39 Swiss banking law requirements” to the consolidated financial statements in our Annual Report 2012. Further information on the accounting policies applied for the statutory accounts of our Parent Bank can be found in “Note 2 Accounting policies” to the Parent Bank financial statements in our Annual Report 2012.

In preparing the interim financial information for the Parent Bank, the same accounting principles and methods of computation have been applied as in the annual financial statements as of 31 December 2012. This interim financial information is unaudited and should be read in conjunction with the audited financial statements included in our Annual Report 2012.

Reconciliation Swiss federal banking law equity to BIS Basel III capital UBS AG (Parent Bank)

CHF billion	30.6.13	31.3.13
Equity – Swiss federal banking law	34.3	34.6
Add: net deferred tax assets	5.1	5.1
Add: adoption of IAS 19R, phase-in approach, pre-tax	4.1	4.7
Add: equity based compensation plans, pre-tax	2.3	1.7
Add: other adjustments	0.7	0.5
Less: net long position of participations in the finance sector	(8.4)	(8.2)
Less: fair value of the call option to acquire SNB StabFund’s equity	(2.5)	(2.4)
Less: treasury shares/deduction for own shares[1]	(1.9)	(1.7)
Less: goodwill and intangible assets	(0.7)	(0.7)
Less: dividend payment for year 2012	0.0	(0.6)
BIS Basel III common equity tier 1 capital (phase-in)	32.9	32.9
BIS Basel III total capital (phase-in)	38.1	37.8

1  Consists of i) the net long position in own shares held for trading purposes, ii) own shares held and accruals for share delivery obligations to employees, as well as iii) accruals for anticipated future grants of shares and other awards to employees.

BIS Basel III capital information UBS AG (Parent Bank)

CHF million, except where indicated	Phase-in
	30.6.13	31.3.13
BIS Basel III tier 1 capital	32,885	32,861
of which: common equity tier 1 capital	32,885	32,861
BIS Basel III tier 2 capital	5,166	4,943
of which: high trigger loss-absorbing capital	391	394
of which: low trigger loss-absorbing capital	4,998	3,768
of which: phase-out capital and other tier 2 capital, less deductions	(223)[1]	781
BIS Basel III total capital	38,052	37,804
BIS Basel III common equity tier 1 capital ratio (%)	12.6	11.7
BIS Basel III tier 1 capital ratio (%)	12.6	11.7
BIS Basel III total capital ratio (%)	14.6	13.5
BIS Basel III risk-weighted assets	260,349	279,747

1  Negative amount due to deductions not covered by phase-out tier 2 capital.

138

Financial information

Swiss SRB Basel III capital information UBS AG (Parent Bank)

CHF million, except where indicated	Phase-in
	30.6.13	31.3.13
Swiss SRB Basel III tier 1 capital	32,885	32,861
of which: common equity tier 1 capital	32,885	32,861
Swiss SRB Basel III loss-absorbing capital (LAC)	5,264	4,260
of which: high trigger loss-absorbing capital	488	492
of which: low trigger loss-absorbing capital	4,998	3,768
of which: deductions	(223)
Swiss SRB Basel III total capital	38,149	37,121
Swiss SRB Basel III common equity tier 1 capital ratio (%)	12.6	11.7
Swiss SRB Basel III tier 1 capital ratio (%)	12.6	11.7
Swiss SRB Basel III total capital ratio (%)	14.7	13.3
Swiss SRB Basel III risk-weighted assets	260,349	279,747

Swiss SRB Basel III capital requirements in 2013

CHF million, except where indicated		Phase-in
	Minimum ratio %	Swiss SRB Basel III minimum capital requirements	Ratio %		Available Swiss SRB Basel III capital		Capital type
		30.6.13	30.6.13	31.3.13	30.6.13		31.3.13
Base capital	3.5	9,112	3.5	3.5	9,112		9,791		CET 1
Buffer capital	3.5	9,112	9.1	8.2	23,773	[1]	23,070	[1]	CET 1
Progressive buffer	1.5	3,905	2.0	1.5	5,264		4,260		LAC
Total	8.5	22,129	14.7	13.3	38,149		37,121
Phase-out and other tier 2 capital, less deductions				0.3			781

1  Swiss SRB Basel III CET1 exceeding the base capital requirements is allocated to the buffer capital.

139

Supplemental information (unaudited) for

UBS AG (Parent Bank) and UBS Limited

Swiss SRB leverage ratio UBS AG (Parent Bank)

CHF million, except where indicated	Average 2Q13	Average 1Q13
Total on-balance sheet assets[1]	922,496	953,308
Less: netting of securities financing transactions	3,914	4,452
Less: netting of derivative exposures	238,824	266,162
Add: current exposure method (CEM-add on) for derivative exposures	124,663	132,860
Add: off-balance sheet items	98,773	97,995
of which: commitments and guarantees – unconditionally cancellable (10%)	16,625	15,971
of which: commitments and guarantees – other than unconditionally cancellable (100%)	82,148	82,024
Add: assets of entities consolidated under IFRS but not in regulatory scope of consolidation	0	0
Less: items deducted from Swiss SRB Basel III common equity tier 1, phase-in (at quarter end)	11,328	12,119
Total adjusted exposure[2]	891,867	901,429
Swiss SRB Basel III common equity tier 1 capital phase-in (at quarter end)	32,885	32,861
Swiss SRB Basel III loss-absorbing capital (at quarter end)	5,264	4,264
Swiss SRB Basel III total capital (at quarter end)	38,149	37,125
Swiss SRB leverage ratio (%)	4.3	4.1

1 Represent assets recognized on the UBS AG (Parent Bank) balance sheet in accordance with IFRS measurement principles.    2 Excludes forward starting repos, securities lending indemnifications and CEM add-ons for ETDs (proprietary and agency transactions).

Swiss SRB leverage ratio requirements in 2013

CHF million, except where indicated
		Phase-in
	Swiss SRB minimum leverage ratio %[1]	Swiss SRB leverage ratio capital requirement	Actual Swiss SRB leverage ratio %		Available Swiss SRB Basel III capital				Capital type
		30.6.13	30.6.13	31.3.13	30.6.13		31.3.13
Base capital	0.84	7,492	0.84	0.84	7,492		7,572		CET1
Buffer capital	0.84	7,492	2.85	2.81	25,394	[2]	25,289	[2]	CET1
Progressive buffer	0.36	3,211	0.59	0.47	5,264		4,264		LAC
Total	2.04	18,194	4.3	4.1	38,149		37,125

1 Minimum requirements for base capital (24% of 3.5%), buffer capital (24% of 3.5%) and progressive buffer (24% of 1.5%).    2  Swiss SRB Basel III CET1 exceeding the base capital requirement is allocated to the buffer capital.

140

Financial information

UBS Limited financial information

Income statement UBS Limited1

	For the quarter ended			% change from		Year-to-date
GBP million	30.6.13	31.3.13	30.6.12	1Q13	2Q12	30.6.13	30.6.12
Interest income	88	91	158	(3)	(36)	178	345
Interest expense	(89)	(92)	(159)	(3)	(36)	(182)	(349)
Net interest income	(2)	(2)	(1)	0	100	(3)	(4)
Net fee and commission income	(2)	(2)	(2)	0	0	(4)	(3)
Net trading income	0	3	3	(100)	(100)	4	6
Other income	61	52	56	17	9	113	115
Total operating income	57	52	56	10	2	109	114
Total operating expenses	(47)	(46)	(50)	2	(6)	(93)	(101)
Operating profit before tax	10	6	6	67	67	15	13
Tax expense/(benefit)	1	1	2	0	(50)	2	3
Net profit	8	5	5	60	60	13	10

1 In second quarter 2013, the presentation of interest income and expense was enhanced to report certain trading activities on a gross basis, rather than on a net basis. Prior periods have been restated, resulting in an increase in both interest income and expense of GBP 14 million and GBP 20 million for the first quarter 2013 and second quarter 2012, respectively.

Statement of comprehensive income UBS Limited

	For the quarter ended			Year-to-date
GBP million	30.6.13	31.3.13	30.6.12	30.6.13	30.6.12
Net profit	8	5	5	13	10

Other comprehensive income
Financial investments available-for-sale
Net unrealized gains/(losses) on financial investments available-for-sale, before tax	(4)	0	0	(4)	5
Total other comprehensive income	(4)	0	0	(4)	5
Total comprehensive income	5	5	5	9	14

141

Supplemental information (unaudited) for

UBS AG (Parent Bank) and UBS Limited

Balance sheet UBS Limited

				% change from
GBP million	30.6.13	31.3.13	31.12.12	31.3.13	31.12.12

Assets
Due from banks	10,130	11,232	10,872	(10)	(7)
Cash collateral on securities borrowed and reverse repurchase agreements	22,674	24,204	26,832	(6)	(15)
Trading portfolio assets	897	1,132	1,131	(21)	(21)
Positive replacement values	65,199	80,718	85,181	(19)	(23)
Cash collateral receivables on derivative instruments	15,041	17,206	17,709	(13)	(15)
Loans	316	290	318	9	(1)
Other assets	3,941	4,052	3,948	(3)	0
Total assets	118,197	138,834	145,990	(15)	(19)

Liabilities
Due to banks	5,345	6,298	6,195	(15)	(14)
Cash collateral on securities lent and repurchase agreements	21,689	22,948	25,930	(5)	(16)
Trading portfolio liabilities	777	913	974	(15)	(20)
Negative replacement values	65,172	80,718	85,181	(19)	(23)
Cash collateral payables on derivative instruments	20,537	23,008	22,946	(11)	(10)
Due to customers	714	751	674	(5)	6
Other liabilities	1,041	1,202	1,099	(13)	(5)
Total liabilities	115,275	135,838	142,999	(15)	(19)

Equity
Share capital	194	194	194	0	0
Share premium	2,656	2,656	2,656	0	0
Retained earnings	72	141	136	(49)	(47)
Cumulative net income recognized directly in equity, net of tax	1	5	5	(86)	(87)
Total equity	2,923	2,995	2,991	(2)	(2)
Total liabilities and equity	118,197	138,834	145,990	(15)	(19)

142

Financial information

Basis of accounting UBS Limited

The financial statements of UBS Limited are prepared in accordance with International Financial Reporting Standards (IFRS), as endorsed by the European Union (EU), and are stated in British pounds (GBP), the functional currency of the entity. The ultimate parent of UBS Limited is UBS AG (Switzerland).

In preparing the interim financial information, the same accounting principles and methods of computation have been applied as in the audited financial statements included in the Report and Financial Statements for the year ended 31 December 2012 of UBS Limited, except for the changes set out in the “Basis of accounting UBS

Limited” in the “Financial information” section of our first quarter 2013 report and the enhanced Income statement presentation described below. Copies of the Report and Financial Statements of UBS Limited can be obtained from UBS AG, Investor Relations. This interim financial information is unaudited and should be read in conjunction with the audited financial statements of UBS Limited.

This interim financial information is not presented in full compliance with IAS 34 Interim Financial Reporting, as it includes only the Income statement, the Statement of comprehensive income and the Balance sheet of UBS Limited.

Basel 2.5 capital information UBS Limited1

GBP million, except where indicated	30.6.13	31.3.13	31.12.12
Core tier 1 capital	2,909	2,908	2,908
Tier 1 capital	2,909	2,908	2,908
Total capital	2,910	2,910	2,910
Risk-weighted assets	4,257	4,381	3,771
Core tier 1 capital ratio (%)	68.3	66.4	77.1
Tier 1 capital ratio (%)	68.3	66.4	77.1
Total capital ratio (%)	68.4	66.4	77.2

1  Based on the Basel 2.5 framework, in accordance with UK Prudential Regulatory Authority regulations. Basel III-based requirements for UBS Limited will come into effect on 1 January 2014.

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Appendix

UBS shares

UBS shares and market capitalization

	As of			% change from
	30.6.13	31.3.13	30.6.12	31.3.13	30.6.12
Share price (CHF)	16.08	14.55	11.05	11	46
Market capitalization (CHF million)[1]	61,737	55,827	42,356	11	46

1  Market capitalization is calculated based on the total UBS shares issued multiplied by the UBS share price at period end. Refer to “Note 8 Earnings per share (EPS) and shares outstanding” in the “Financial information“ section of this report for more information.

UBS shares are registered shares with a par value of CHF 0.10 per share. They are traded and settled as Global Registered Shares. Global Registered Shares provide direct and equal ownership for all shareholders, irrespective of the country and stock exchange on which they are traded. The shares are currently listed on the SIX Swiss Exchange and the New York Stock Exchange.

Ticker symbols

Trading exchange	Bloomberg	Reuters
SIX Swiss Exchange	UBSN VX	UBSN.VX
New York Stock Exchange	UBS UN	UBS.N

Security identification codes
ISIN		CH0024899483
Valoren		2 489 948
Cusip		CINS H89231 33 8

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Abbreviations frequently used in our financial reports

A
ABS	asset-backed securities
AMA	advanced measurement approach
APAC	Asia Pacific
ARS	auction rate securities

B
BIS	Bank for International Settlements
bps	basis points

C
CC	Corporate Center
CDO	collateralized debt obligations
CDR	constant default rate
CDS	credit default swaps
CET1	common equity tier 1
CHF	Swiss franc
CMBS	commercial mortgage-backed securities
CVA	credit valuation adjustments

D
DCCP	deferred contingent capital plan

E
ECB	European Central Bank
EMEA	Europe, Middle East and Africa
EPS	earnings per share
ETF	exchange-traded funds
EU	European Union
EUR	euro
EURIBOR	Euro Interbank Offered Rate

F
FCA	UK Financial Conduct Authority
FINMA	Swiss Financial Market Supervisory Authority
FRA	forward rate agreements
FTD	first to default swaps
FTP	funds transfer price
FX	foreign exchange

G
GAAP	generally accepted accounting principles
GBP	British pound
GIIPS	Greece, Italy, Ireland, Portugal and Spain
G-SIB	global systemically important banks

I
IASB	International Accounting Standards Board
IFRS	International Financial Reporting Standards
IRB	internal ratings-based approach
IRC	incremental risk charge

K
KPI	key performance indicators

L
LAC	loss-absorbing capital
LCR	liquidity coverage ratio
LGD	loss given default
LIBOR	London Interbank Offered Rate
LTV	loan-to-value

N
NAV	net asset values
NRV	negative replacement values
NSFR	net stable funding ratio

O
OCI	other comprehensive income
OTC	over-the-counter

P
PRA	UK Prudential Regulation Authority
PRV	positive replacement values

R
RLN	reference-linked notes
RMBS	residential mortgage-backed securities
RoaE	return on attributed equity
RoE	return on equity
RV	replacement value
RWA	risk-weighted assets

S
SEC	US Securities and Exchange Commission
SNB	Swiss National Bank
SRB	systemically relevant banks

U
UK	United Kingdom
US	United States of America
USD	US dollar

V
VaR	value-at-risk

145

Appendix

Information sources

Reporting publications

Annual publications: Annual report (SAP no. 80531): Published in both English and German, this single volume report provides a description of: our operating environment and strategy; our financial and operating performance; risk, treasury and capital management; corporate governance, responsibility and compensation, including compensation to the Board of Directors and the Group Executive Board members; and financial information, including the financial statements. Review (SAP no. 80530): the booklet contains key information on our strategy and financials. It is published in English, German, French and Italian. Compensation Report (SAP no. 82307): the report discusses our compensation framework and provides information on compensation, including compensation to the Board of Directors and the Group Executive Board members. It is published in English and German.

Quarterly publications: Letter to shareholders: The letter provides a quarterly update from executive management on our strategy and performance. The letter is published in English, German, French and Italian. Financial report (SAP no. 80834): the quarterly financial report provides an update on our strategy and performance for the respective quarter. It is published in English.

How to order reports: The annual and quarterly publications are available in PDF format on the internet at www.ubs.com/investors in the “Financial information” section. Printed copies can be ordered from the same website by accessing the “Order print publications” panel on the left-hand side of the screen. Alternatively, they can be ordered by quoting the SAP number and the language preference where applicable, from UBS AG, F4UK–AUL, P.O. Box, CH-8098 Zurich, Switzerland.

Other information

Website: The “Investor Relations” website at www.ubs.com/investors provides the following information on UBS: news releases; financial information (including results-related filings with the US Securities and Exchange Commission); corporate information, including UBS share price charts and data and dividend information; the UBS corporate calendar; and presentations by management for investors and financial analysts. Information on the internet is available in English and German.

Result presentations: Our quarterly results presentations are webcast live. A playback of most presentations is downloadable at www.ubs.com/presentations.

Messaging service/UBS news alert: On the www.ubs.com/newsalerts website, it is possible to subscribe to receive news alerts about UBS via SMS or e-mail. Messages are sent in English, German, French or Italian and it is possible to state theme preferences for the alerts received.

Form 20-F and other submissions to the US Securities and Exchange Commission: We file periodic reports and submit other information about UBS to the US Securities and Exchange Commission (SEC). Principal among these filings is the annual report on Form 20-F, filed pursuant to the US Securities Exchange Act of 1934. The filing of Form 20-F is structured as a “wrap-around” document. Most sections of the filing can be satisfied by referring to parts of the annual report. However, there is a small amount of additional information in Form 20-F which is not presented elsewhere, and is particularly targeted at readers in the US. Readers are encouraged to refer to this additional disclosure. Any document that we file with the SEC is available to read and copy on the SEC’s website, www.sec.gov, or at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, DC, 20549. Please call the SEC by dialing +1-800-SEC-0330 for further information on the operation of its public reference room. Please visit www.ubs.com/investors for more information.

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Cautionary Statement Regarding Forward-Looking Statements | This report contains statements that constitute “forward-looking statements”, including but not limited to management’s outlook for UBS’s financial performance and statements relating to the anticipated effect of transactions and strategic initiatives on UBS’s business and future development. While these forward-looking statements represent UBS’s judgments and expectations concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS’s expectations. These factors include, but are not limited to: (1) the degree to which UBS is successful in executing its announced strategic plans and related organizational changes, its efficiency initiatives and its planned reduction in Basel III risk-weighted assets, and whether in each case those plans and changes will, when implemented, have the effects intended; (2) developments in the markets in which UBS operates or to which it is exposed, including movements in securities prices or liquidity, credit spreads, currency exchange rates and interest rates and the effect of economic conditions and market developments on the financial position or creditworthiness of UBS’s clients and counterparties; (3) changes in the availability of capital and funding, including any changes in UBS’s credit spreads and ratings; (4) changes in financial legislation and regulation in Switzerland, the US, the UK and other major financial centers which may impose more stringent capital and liquidity requirements or incremental tax requirements and constraints on remuneration; (5) possible changes to the legal entity structure or booking model of UBS Group in response to enacted, proposed or future legal and regulatory requirements, including capital requirements, the proposal to require non-US banks to establish intermediate holding companies for their US operations, and resolvability requirements; (6) changes in UBS’s competitive position, including whether differences in regulatory capital and other requirements among the major financial centers will adversely affect UBS’s ability to compete in certain lines of business; (7) the liability to which UBS may be exposed, or possible constraints or sanctions that regulatory authorities might impose on UBS, due to litigation, contractual claims and regulatory investigations; (8) the effects on UBS’s cross-border banking business of tax or regulatory developments and of possible changes in UBS’s policies and practices relating to this business; (9) UBS’s ability to retain and attract the employees necessary to generate revenues and to manage, support and control its businesses, which may be affected by competitive factors including differences in compensation practices; (10) changes in accounting standards or policies, and accounting determinations or interpretations affecting the recognition of gain or loss, the valuation of goodwill and other matters; (11) limitations on the effectiveness of UBS’s internal processes for risk management, risk control, measurement and modeling, and of financial models generally; (12) whether UBS will be successful in keeping pace with competitors in updating its technology, particularly in trading businesses; (13) the occurrence of operational failures, such as fraud, unauthorized trading and systems failures; and (14) the effect that these or other factors or unanticipated events may have on our reputation and the additional consequences that this may have on our business and performance. Our business and financial performance could be affected by other factors identified in our past and future filings and reports, including those filed with the SEC. More detailed information about those factors is set forth in documents furnished by UBS and filings made by UBS with the SEC, including UBS’s Annual Report on Form 20-F for the year ended 31 December 2012. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

Rounding | Numbers presented throughout this report may not add up precisely to the totals provided in the tables and text. Percentages and percent changes are calculated based on rounded figures displayed in the tables and text and may not precisely reflect the percentages and percent changes that would be derived based on figures that are not rounded.

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UBS AG

P.O. Box, CH-8098 Zurich

P.O. Box, CH-4002 Basel

www.ubs.com

This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Number 333-178960) and Form S-8 (Registration Numbers 333-49210; 333-49212; 333-127183; 333-127184; 333-162798; 333-162799; 333-162800; 333-178539; 333-178540; 333-178541; and 333-178543) and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG

By:	/s/ Sergio Ermotti
	Name:	Sergio Ermotti
	Title:	Group Chief Executive Officer

By:	/s/ Tom Naratil
	Name:	Tom Naratil
	Title:	Group Chief Financial Officer

Date: July 30, 2013